UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended November 28, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) SECURITIES EXCHANGE ACT OF 1934**

For the Transition Period from to

Commission file number ~~333-117081-27~~ 1-08738



SEALY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**36-3284147** (I.R.S. Employer Identification No.)
Sealy Drive **One Office Parkway** **Trinity, North Carolina** (Address of principal executive offices)	**27370** (Zip Code)



Registrant's telephone number, including area code **(336) 861-3500**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months or(or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicated by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates as of May 30, 2010 was $157,026,773.

The number of shares of the registrant's common stock outstanding as of January 4, 2011 is approximately: 97,852,341.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Registrant's definitive proxy statement to be filed with the Securities and Exchange Commission ("SEC") pursuant to Regulation 14A related to the Registrant's 2011 Annual Meeting of Stockholders are incorporated by reference in Part III of this Form 10-K to the extent described herein. The definitive proxy statement will be filed with the SEC not later than 120 days after the registrant's fiscal year ended November 28, 2010.

PART I

Item 1. Business

General

Sealy Corporation (hereinafter referred to as the "Company", "Sealy", "we", "our", or "us"), a Delaware corporation organized in 1984, owns the largest bedding brand in the world (Sealy®). Based on *Furniture/Today*, a furniture industry publication, we are also the leading bedding manufacturer in the United States with a wholesale market share of approximately 19.6% in 2009.

We manufacture and market a complete line of bedding products, including mattresses and mattress foundations. Our conventional (innerspring) bedding products are manufactured and marketed in the Americas under our *Sealy*, *Sealy Posturepedic*, *Stearns & Foster* and *Bassett* brand names. In addition, we manufacture and market specialty (non-innerspring) latex and visco-elastic bedding products under the *Embody, Stearns & Foster, Reflexions*, *Carrington Chase*, and *MirrorForm* brand names, which we sell in the specialty bedding category in the United States and internationally.

We believe that our *Sealy* brand name has been the number one selling brand in the domestic bedding industry for over 25 years and our *Stearns & Foster* brand name is one of the leading brands devoted to the attractive luxury category, which sells at higher price points in the industry. We believe that going to market with the best selling and most recognized brand in the domestic bedding industry (*Sealy*), one of the leading luxury brands (*Stearns & Foster*), and differentiated specialty bedding offerings gives us a competitive advantage and strengthens our relationships with our customers by allowing us to offer sleep solutions to a broad group of consumers.

In November 2010, the Company divested the assets of our European manufacturing operations in France and Italy which represented our Europe segment. The Company also discontinued our operations in Brazil in the fourth quarter of fiscal 2010. In both of these markets, the Company has transitioned to a license arrangement with third parties. We accounted for these businesses as discontinued operations, and, accordingly, we have reclassified the financial results for all periods presented to reflect them as such. Unless otherwise noted, discussions in this Form 10-K pertain to our continuing operations.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file reports, including annual, quarterly and current reports, proxy statements, any amendments to these reports and other information with the Securities and Exchange Commission ("SEC") Such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Such material may also be accessed electronically by means of the SEC's home page on the Internet at http://www.sec.gov. In addition, we maintain an internet website at *www.sealy.com*. We make available on our website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, Proxy Statements, other reports, and any amendments to these reports as soon as reasonably practicable after they are electronically filed or furnished to the SEC.

Debt Refinancing

On May 13, 2009, we announced a comprehensive plan to refinance our existing senior secured credit facilities and replace them with indebtedness that has longer-dated maturities and eliminates quarterly financial ratio based maintenance covenants (the "Refinancing"). Through the Refinancing, we: 1) entered into a new asset-based revolving credit facility (the "ABL Revolver") which provides commitments of up to $100.0 million maturing in May 2013; 2) issued $350.0 million in aggregate principal amount of senior secured notes due April 2016 (the "Senior Notes"); and 3) issued $177.1 million in aggregate principal amount of senior secured convertible paid in kind ("PIK") notes due July 2016 pursuant to a rights offering to all existing shareholders of the Company (the "Convertible Notes"). The proceeds from the Refinancing were used to repay all of the outstanding amounts due under our previously existing senior secured credit facilities, which consisted of a $125 million senior revolving credit facility and senior secured term loans, and to increase cash for general operating purposes.

Through a merger with affiliates of Kohlberg Kravis Roberts & Co. L.P. ("KKR") in 2004, KKR acquired approximately 92% of the Company's capital stock. Subsequent to the initial public offering in 2006, KKR's ownership decreased. At November 28, 2010, affiliates of KKR controlled approximately 47.7% of our issued and outstanding common stock.

Our Segments

In prior years, we had two reportable segments: the Americas and Europe. These segments were identified and aggregated based on our organizational structure, which is organized around geographic areas. During fiscal 2010, we divested the assets of our European manufacturing operations in France and Italy which represented our Europe segment. In 2010, we also discontinued our operations in Brazil and transitioned to a license arrangement with third parties in this market. The remaining operations are deemed to meet the criteria for aggregation under the applicable authoritative guidance and as such, these operations are reported as one segment within the Consolidated Financial Statements in Item 8. From a geographical perspective, our operations are concentrated in the United States, Canada, Mexico, Argentina, Uruguay, Chile and Puerto Rico, with our dominant operations being in the United States (also referred to as "Domestic" herein). For more information regarding revenues and assets by geographical area, see Note 21 to our Consolidated Financial Statements in Item 8.

Products

We produce sleep sets across a range of technologies, including innerspring, latex foam and visco-elastic "memory foam" and sell them in diverse geographies in North and South America. While our strategy is to drive sales growth through domestic specialty products, the majority of our products continue to be in the domestic innerspring market where we offer a complete line of innerspring bedding products in sizes ranging from twin to king size, selling at retail price points from under $300 to approximately $5,000 per queen set domestically. While we sell conventional innerspring products at all retail price points, we focus our product development and sales efforts toward mattress and box spring sets that sell at retail price points above $750 domestically. During fiscal 2010, we have seen increases in sales of product at the higher and lower end price points. In order to capture this growth potential, we have introduced new products in fiscal 2010 which are focused on the specialty category at luxury price points and innerspring products at value price points. We believe that these products have been well received by customers. For fiscal 2010, we derived approximately 65% of our total domestic sales from products with retail price points of $750 and above.

Our product development efforts include regular introductions across our product lines in order to maintain the competitiveness and the profitability of our products. In the past two years alone, we have introduced several new products including: 1) our redesigned *Stearns & Foster* product line which features our Variable Response Technology foam to provide a softer, more indulgent sleep surface, 2) three new *Stearns & Foster* models to target the upper-end luxury price points, 3) *Embody by Sealy,* a premium specialty brand featuring memory foam and latex technologies, 4) new 60th anniversary *Posturepedic* innerspring products and 5) new *Sealy* branded promotional bedding at lower retail prices. Further, in fiscal 2011, we plan to introduce our Next Generation *Posturepedic* line which comprises the largest portion of our portfolio.

We also produce a variety of innovative latex foam, and visco-elastic "memory foam" bedding products for the specialty bedding category. While the specialty bedding category saw significant decreases in calendar 2009, specialty sales have significantly recovered during the first three quarters of calendar 2010. For the first nine months of calendar 2010, specialty bedding sales reported by International Sleep Products Association ("ISPA") increased 29.5% compared to an increase of 2.7% for conventional mattress sales. In order to take advantage of this growth, we introduced *Embody by Sealy*, during fiscal 2010. *Embody by Sealy* is a single premium specialty brand that encompasses both memory foam and latex technologies and features products at retail price levels ranging from $1,999 to $3,299 per queen set. We believe that this product line serves the dual purpose of strengthening our market position within both the premium price points of the market and the specialty products arena. In our international markets, we also offer a wide range of products including a full line of innerspring and specialty products under the *Sealy* and local brand names.

Customers

Our five largest customers on a consolidated basis accounted for approximately 36.9% of our net sales for fiscal 2010 with one customer (Costco), representing more than 10% of our net sales during fiscal 2010. While we believe our relationships with these customers are stable, many arrangements are made by purchase order or are terminable at will at the option of either party. In the U.S., we serve a large and well diversified base of approximately 3,000 customers, including furniture stores, specialty bedding stores, department stores and warehouse club stores. While we have seen some improvement in the credit environment through 2010, the continued management of credit risk by financial institutions has caused a decrease in the availability of credit for mattress retailers. In certain instances, this has caused mattress retailers to exit the market or be forced into bankruptcy. Furthermore, many of our customers rely in part on consumers' ability to finance their mattress purchases with credit from third parties.

We continue to remain focused on monitoring our customer relationships and working with our customers during these unpredictable and difficult times. We have been able to maintain a leading market share among the top 25 U.S. bedding retailers by wholesale sales dollars. We believe this is due, in part, to the strength of our customer relationships, our large and well trained sales force, effective marketing, leading brand names and a broad portfolio of quality product offerings.

We believe our sales force is the largest and best trained in the U.S. bedding industry, as evidenced by our high market share among our major retail accounts, new account growth and strong customer retention rates. Our sales strategy supports strong retail relationships through the use of cooperative advertising programs, in-store product displays, and sales associate training to support our multiple brand platforms. A key component of our sales strategy is the leveraging of our portfolio of multiple leading brands across the full range of retail price points to capture and retain profitable long term customer relationships.

Sales and Marketing

Our sales depend primarily on our ability to provide quality products with recognized brand names at competitive prices. Additionally, we work to build brand loyalty with our end-use consumers, principally through cooperative advertising with our dealers, along with superior "point-of-sale" materials designed to emphasize the various features and benefits of our products that differentiate them from other brands and targeted in-country national advertising.

In 2011, we will be launching a fresh and innovative new national advertising campaign and product line for our flagship *Posturepedic* brand. From the new product aesthetics to the marketing and integral use of social media in connecting with consumers, everything in preparation for the Sealy

Posturepedic launch has been thoughtfully planned to transform the way consumers think about the brand.

In the U.S., we have two sales structures, customer aligned and geographically aligned. Our national account and regional account sales forces are organized along customer lines, and our field sales force is generally structured based on regions of the country and districts within those regions. These sales forces are measured on sales and customer profitability performance. We have a comprehensive training and development program for our sales force, including our *University of Sleep* curriculum, which provides ongoing training sessions with programs focusing on advertising, merchandising and sales education, including techniques to help optimize a dealer's business and profitability.

Our sales force emphasizes follow-up service to retail stores and provides retailers with promotional and merchandising assistance, as well as extensive specialized professional training and instructional materials. Training for retail sales personnel focuses on several programs designed to assist retailers in maximizing the effectiveness of their own sales personnel, store operations, and advertising and promotional programs, thereby creating loyalty to, and enhanced sales of, our products.

Operations

We manufacture and distribute products to our customers primarily on a just-in-time basis from our network of 27 company-operated bedding and component manufacturing facilities located around the world. We manufacture most bedding to order and employ just-in-time inventory techniques in our manufacturing process to more efficiently serve our dealers' needs and to minimize their inventory carrying costs. Most bedding orders are scheduled, produced and shipped within five business days of receipt from our plants located in close proximity to a majority of our customers. We believe there are a number of important advantages to this operating model such as the ability to provide superior service and custom products to regional, national and global accounts, a significant reduction in our required inventory investment and short delivery times. We believe these operating capabilities, and the ability to serve our customers, provide us with a competitive advantage.

We believe we are the most vertically integrated U.S. manufacturer of innerspring and latex components. We distinguish ourselves from our major competitors by maintaining our own component parts manufacturing capability for producing substantially all of our mattress innerspring and latex component parts requirements. This vertical integration lessens our reliance upon certain key suppliers to the innerspring bedding manufacturing industry and provides us with the following competitive advantages:

- procurement advantage by lessening our reliance upon industry suppliers and thus increasing our flexibility in production;
- production cost advantage via cost savings directly related to our vertically integrated components production capabilities; and
- response time advantage by improving our ability to react to shifts in market demands, thus improving time to market.

Sources and Availability of Raw Materials and Suppliers

Our primary raw materials consist of polyurethane foam, polyester, polyethylene foam and steel innerspring components which we purchase from various suppliers. In the U.S., we rely upon a single supplier for certain polyurethane foam components in our mattress units. Such components are purchased under a supply agreement. We continue to develop alternative supply sources, allowing acquisition of similar component parts that meet the functional requirements of various product lines. We also purchase a significant portion of our box spring parts from third party sources under supply agreements which require that we maintain certain volume allocations based on a proportional amount of the material purchases. These volume allocations do not represent fixed purchase commitments. We are also dependent on a single supplier for the visco-elastic components and assembly of our *TrueForm* and *Embody* specialty product lines. Except for our dependence regarding polyurethane foam, visco-elastic components and assembly of our *TrueForm* and *Embody* specialty product lines, we do not consider ourselves to be dependent upon any single outside vendor as a source of supply to our bedding business, and we believe that sufficient alternative sources of supply for the same, similar or alternative components are available.

International

We derived approximately 22.0% of our fiscal 2010 net sales internationally, primarily from Canada. We attribute Canadian revenue from external customers based on the sales of the three manufacturing facilities located in Canada. We also generate income from royalties by licensing our brands, technology and trademarks to other manufacturers, including twelve international independent licensees.

We have 100% owned subsidiaries in Canada, Mexico, Puerto Rico, Argentina, Uruguay and Chile which have marketing and manufacturing responsibilities for those markets. We have three manufacturing and distribution center facilities in Canada and one each in Mexico, Puerto Rico, Argentina, and Uruguay, which comprise all of the company-owned manufacturing operations outside of the U.S. at November 28, 2010.

We also participate in a group of joint ventures with our Australian licensee to import, manufacture, distribute and sell *Sealy* products in Southeast Asia. On December 1, 2008, we sold a 50% interest in our operations in South Korea for $1.4 million to our Australian licensee and these operations became part of the group of joint ventures. The South Korean operation principally consists of a sales office that uses a contract manufacturer to service the South Korean market. On December 4, 2008, we acquired a 50% interest in a joint venture with our Australian licensee which owns the assets of our New Zealand licensee for $1.9 million. Additionally, our China joint venture recently announced its plans to open a manufacturing facility in China in order to better serve this growing market and increase the presence of the *Sealy* brand in this area. In addition to the above, we also ship products directly into many small international markets.

Our international operations are subject to the risks of operating in an international environment, including the potential imposition of trade or foreign exchange restrictions, tariff and other tax increases, fluctuations in exchange rates, inflation and unstable political situations, see "Risk Factors" in Item 1A.

For information regarding revenues and long lived assets by geographic area, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations" in Item 7 as well as Note 21 to our Consolidated Financial Statements in Item 8.

Bedding Industry

General

Our U.S. business represents the dominant portion of our operations. The U.S. bedding industry generated wholesale revenues of approximately $5.7 billion during the calendar year 2009, according to ISPA. Based on a sample of leading mattress manufacturers, including Sealy, ISPA estimates that wholesale revenues for these manufacturers decreased approximately 9.4% in 2009. This trend appears to have reversed in 2010 and based on information published by ISPA, during the first nine months of calendar 2010, the sample of leading mattress manufacturers has seen an increase in volume, which has caused wholesale revenues to increase approximately 8.0% from the revenues experienced in the first nine months of 2009.

One of our main operating strategies is to maintain a wide breadth of product offerings at various price points. In keeping with this strategy, we have continued our new product introductions during 2010 which include *Sealy* branded product at lower price points and our *Embody* specialty product which is at higher price points. We plan to continue to introduce new and innovative products in future periods including our Next Generation *Posturepedic* line in fiscal 2011. We believe that there continues to be significant growth opportunities at the premium end of the market (that is, retail prices greater than $750 per queen size set) as consumer sentiment strengthens. According to ISPA, mattress units sold in the United States by manufacturers at retail price points of at least $1,000, as a percentage of total industry mattress units sold, rose from 20.9% in 2004 to 23.3% in 2009. However, this growth was significantly impacted by the economic downturn in 2009 which drove a decrease in sales of 3.3% for this portion of the market as many consumers shifted to lower price points during this timeframe. During 2010, the upper end of the market has been recovering and is expected to return to previous growth levels. For 2009, the ISPA retail price point shipment data was based on data representing 44.5% of total industry units shipped. Additionally, queen and king size mattress units sold in the United States, as a percentage of total mattress units sold, rose from 46.4% in 2004 to 48.4% in 2009, according to ISPA. During the first nine months of calendar 2010, the domestic innerspring market has seen sales increases of approximately 2.7%.

The specialty bedding category, which represents non-innerspring bedding products including visco-elastic ("memory foam"), latex foam and other mattress products, accounted for approximately 16.7% of the overall U.S. mattress market revenue in 2009, according to ISPA. The strength of the specialty bedding category has seen significant increases in the first nine months of 2010 with wholesale revenue for specialty bedding from a sample of leading manufacturers increasing 29.5% from the levels experienced in the first nine months of 2009.

Competition

The bedding industry is highly competitive and we encounter competition from many manufacturers in both domestic and foreign markets. Manufacturers in the industry principally compete by developing new products and distributing these new products in retail outlets. While many bedding manufacturers, including Sealy, offer multiple types of bedding products, some of our competitors focus on single product types. The single product focus of these competitors may afford them with a competitive advantage, particularly in the specialty bedding market, but we believe going to market with the best selling and most recognized brand in the domestic bedding industry (*Sealy*) and differentiated specialty bedding offerings provides us a competitive advantage. We, together with Simmons Company and Serta, Inc., collectively accounted for approximately 51.0% of wholesale bedding industry revenues in 2009, based on figures obtained from ISPA and *Furniture/Today* industry publications. See "Risk Factors—The bedding industry is highly competitive, and if we are unable to compete effectively, we may lose customers and our sales may decline" in Item 1A below.

Our Strategy

We expect to deliver sales growth from three sources: U.S. innerspring products, U.S. specialty products and our International markets. To accomplish this, we intend to leverage our intellectual property, scale and vertical integration to grow profitable market share, and develop and launch innovative products. We believe these actions will allow us to maintain our leading position in the industry.

Grow profitable market share

We continue to focus on profitable market share growth through an emphasis on account penetration, new distribution and product launch execution.

As the largest bedding manufacturer in the world, the Sealy brand is well known by retailers and consumers in the United States, Canada and Mexico. In the United States, Sealy is the most recognized mattress brand in the industry. This position is coupled with the largest sales and training team in the United States bedding industry which we use to provide training and support at the store level for large and small customers. Effective training of the retail sales associates allows them to better educate consumers, who can in turn make more informed decisions when purchasing a Sealy product.

By continuing to develop new advertising and marketing strategies for our brands, we hope to better connect directly with consumers and motivate them to visit our retail partners which will drive increased sales of our product for our existing retail partners and encourages distribution of our product to new retail partners.

Our sales force works with each retailer to identify the best merchandise for its clientele and leverage our media assets to design successful promotions that maximize sales volumes. Our operations team works to deliver high quality product and ensure rapid replenishment to minimize a retailer's investments in inventory.

Develop and launch innovative products

We invest in the people, processes and resources necessary to build and maintain a steady stream of innovative new products that are preferred by consumers and our retail customers. With superior, innovative product, we intend to maintain a disproportionate share of the premium-priced products in the market. Our New Product Development ("NPD") process emphasizes five key areas to improve the probability of success with each product that we launch.

- identifying product benefits that appeal most to consumers and retailers;
- designing unique product attributes that deliver the identified benefits;
- testing the durability and quality of individual materials, components and complete system designs;
- conducting extensive consumer, retail customer and manufacturability tests; and
- managing product development and execution to ensure an effective product launch.

In designing our products, we use a cross-functional team of Sealy resources supported on an as-needed basis by external industrial design firms, consumer researchers and development teams from current and prospective suppliers as well as back health experts such as orthopedic surgeons, chiropractors and physical therapists. To initiate the process, we conduct extensive consumer testing research to identify the processes and tools consumers use in making their purchasing decisions and the product features and benefits they value most. The output of this testing is used by the cross-functional team to develop proprietary attributes that distinguish our products in the minds of the consumers and retailers from others in the market. By developing attributes that provide demonstrable performance and quality benefits, we expect retail sales associates to be better able to sell our products and end consumers to find them more desirable.

The development of unique product attributes often involves the use of new materials and components. Before settling on specific materials or components that have the desired performance characteristics, the teams test the performance characteristics and durability of the individual materials, then as components and finally as a complete system. We also perform other extensive quantitative tests, some of which are proprietary, in our own labs to predict the expected performance profile of the design over the life of the mattress.

At various stages throughout the development process, we evaluate the look, feel and performance of prototypes with consumer and retailer focus groups. These tests allow us to identify preferences for specific attributes and designs. In parallel with these efforts, each design is evaluated for manufacturability to ensure that the ultimate design can be made efficiently and consistent with our quality standards.

During fiscal 2010, we utilized the above NPD process to introduce *Embody by Sealy*, a single premium specialty brand that encompasses both memory foam and latex technologies. The *Embody* line features products at retail price levels ranging from $1,999 to $3,299 per queen set. We believe that this product line serves a dual purpose to strengthen our market position both within the premium price points of the market and the specialty products arena.

We also introduced a new *Sealy* branded line of products during fiscal 2010. This line features products at retail price points from $250 to $750, per queen set. We believe that this product line serves to strengthen our market position within the value price points of the markets.

For the upcoming year 2011, we plan to launch our Next Generation *Posturepedic* line which is the single largest product line in our portfolio. This line of products will incorporate the knowledge gained from our consumer research and product reviews with key retail partners as well as new benefits and technologies developed specifically for this line.

To maximize the effectiveness and execution of our new product launches, we maintain a strong alignment between our operations, marketing, and sales functions. The alignment of these departments serves to ensure that each retailer has the right, high-quality merchandise displayed with best-in-class point of sale materials and supported by marketing activities that motivate consumers to ask for our products by name.

Aggressively manage the cost structure to improve operating margin

Over the past few years, we have implemented actions designed to reduce our fixed operating, selling, logistics and infrastructure costs, as well as product launch costs. Our actions have focused primarily on controlling costs, organizational realignments, and more efficient product launches in the U.S. Through these actions, we have streamlined our workforce and have worked to reduce discretionary expenses without sacrificing our execution or performance. We have implemented new processes and selectively automated others to improve process quality and the productivity of our associates.

We continue to leverage our vertical integration into the manufacturing of innersprings and latex foam to better control the design and costs of these components. Our expertise in these areas enables us to refine existing component designs and develop and manufacture proprietary designs, such as the IntelliCoil ®, while better controlling related costs.

We will also continue to leverage our scale and purchasing power to source technology and materials globally, acquire best-in-class equipment and buy in quantities sufficient to obtain the best pricing possible.

Maximize cash flows

Our business model relies in part on minimizing investments in working capital and capital expenditures to maximize cash flow. Our supply chain is designed to receive raw materials and ship finished goods on a just-in-time basis. By purchasing raw materials only when they are needed, we minimize our investment in inventory and material handling costs. Furthermore, we produce our finished goods on a make-to-order basis, which minimizes the level of finished goods inventory carried by us and our retail partners. Our lean approach to manufacturing also emphasizes productivity improvements that do not require intensive capital investments.

To increase shareholder value, we intend to utilize our cash flows to reduce our outstanding debt balances, drive an improvement in our leverage ratios and reduce our cash interest expense. During fiscal 2010, we elected to redeem 10%, or $35.0 million, of the principal amount of the Company's outstanding Senior Notes at a redemption price of 103% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date. In future periods, such opportunities may include the redemption or repurchase of a portion of our Senior Notes, the 2014 Notes or the Convertible Notes to the extent permitted by our debt covenants.

Other Company Information

Licensing

At November 28, 2010, there were 18 separate license arrangements in effect with 6 domestic and 12 foreign independent licensees. Sealy New Jersey (a bedding manufacturer), Klaussner Corporation Services (a furniture manufacturer), Kolcraft Enterprises, Inc. (a crib mattress manufacturer), Pacific Coast Feather Company (a pillow, comforter and mattress pad manufacturer), Chairworks Manufacturing Group Limited (an office seating manufacturer), and Mantua Manufacturing Co. (a bed frame manufacturer) are the only domestic manufacturers that are licensed to use the *Sealy* trademark, subject to the terms of license agreements. Pacific Coast Feather also has a license to use the *Stearns & Foster* brand on certain approved products. Under license agreements between Sealy New Jersey and us, Sealy New Jersey has the perpetual right to use certain of our trademarks in the manufacture and sale of *Sealy* brand and *Stearns & Foster* brand products in selected markets in the United States.

Our 12 foreign license agreements provide exclusive rights to market the *Sealy* brand in Thailand, Japan, the United Kingdom, Continental European Union countries, Brazil, Australia, South Africa, Israel, Saudi Arabia, Jamaica, Bahamas and the Dominican Republic. These licensing agreements allow us to reduce our exposure to political and economic risk abroad by minimizing investments in those markets.

Our licensing group generates royalties by licensing *Sealy* brand technology and trademarks to manufacturers located throughout the world. We also provide our licensees with product specifications, research and development, statistical services and marketing programs. In the fiscal years ended November 28, 2010, November 29, 2009 and November 30, 2008, the licensing group as a whole generated unaffiliated gross royalties of approximately $17.6 million, $16.5 million and $17.6 million, respectively.

Intellectual Property

We have approximately 290 worldwide patents, of which the patents and pending patent applications relating to our *UniCased* technology and those patents that protect our proprietary spring and coil designs and our latex production process, are believed by us to be our most valuable. These patents, having been just recently issued or still pending, afford us multiple years of continuing protection of certain mattress designs. We have filed for patent protection for the core *UniCased* technology in 30 countries to date and expect similar competitive benefits from the issuance of those patents in those countries. Recent patents covering our proprietary spring and coil designs also provide Sealy with a competitive advantage in the U.S. and in other countries where we have a presence, and these patents have a remaining enforceable period of at least 15 years.

We own thousands of trademarks, tradenames, service marks, logos and design marks, including *Sealy*, *Stearns & Foster* and *Posturepedic*. We also license the *Bassett* tradename in various territories under a long term agreement. Through fiscal 2009, we licensed the *Pirelli* tradename in certain territories under an agreement that expired in December 2009. We strategically decided not to renew this contract upon its expiration and transition to sales under our *Sealy* brand in these territories, which are primarily concentrated in western Europe. With the exception of the Sealy New Jersey license, the domestic licenses are predominantly trademark licenses. Also, with the exception of the Sealy New Jersey license (which is of perpetual duration), each domestic license is limited by a period of years, all of which are for a length of five years or less.

Of our over 750 worldwide trademarks, we believe that our *Sealy*, *Posturepedic*, and *Stearns & Foster* marks and affiliated logos (the Sealy script, the "butterfly logo" and the *Stearns & Foster* "seal") are the most well known. We have registered the *Sealy*, *Posturepedic* and *Stearns & Foster* marks in over 94 countries.

Our licenses include rights for the licensees to use trademarks as well as current proprietary or patented technology utilized by us. We also provide our licensees with product specifications, quality control inspections, research and development, statistical services and marketing programs. Only the New Jersey, Australia, United Kingdom and Jamaica licenses are of perpetual duration (with some rights of termination), while the other licenses are for a set duration or are indeterminate in length and subject to reasonable notice provisions. All licenses have provisions for termination for cause (such as bankruptcy, misuse of the mark or violation of standards), approval of marketing materials, audit rights and confidentiality of proprietary data.

Warranties and Product Returns

Sealy, Stearns & Foster and *Bassett* bedding offer limited warranties on our manufactured products. The periods for "no-charge" warranty service vary among products. Prior to fiscal year 1995, such warranties ranged from one year on promotional bedding to 20 years on certain *Posturepedic* and *Stearns & Foster* bedding. All currently manufactured *Sealy Posturepedic* models, *Stearns & Foster* bedding, *Bassett* and some other *Sealy* branded products offer a ten year non-prorated warranty service period. Our *TrueForm* and *MirrorForm* visco-elastic line of bedding as well as our *SpringFree* latex line of bedding, carry a twenty year warranty on the major component, the last ten years of which are prorated on a straight-line basis. In 2006, we introduced *Right Touch* (which was discontinued in the third quarter of fiscal 2008), that had a twenty year limited warranty that covers only certain parts of the product and is prorated for part of the twenty years. We amended our warranty policy on *Sealy* brand value-priced bedding to three years beginning with our new line introduced in fiscal 2007. The impact of the changes to the warranty policies did not have a significant impact on our financial results or position.

Employees

As of November 28, 2010 we had 4,270 full time employees. Approximately 67% of our employees at our 25 North American plants are represented by various labor unions with separate collective bargaining agreements. Due to the large number of collective bargaining agreements, we are periodically in negotiations with certain of the unions representing our employees. We consider our overall relations with our work force to be satisfactory. We have only experienced two work stoppages by some of our employees in the last ten years due to labor disputes. Due to the ability to shift production from one plant to another, these lost workdays have not had a material adverse effect on our financial results. The only significant organizing activity at our non-union plants during the last ten years was a petition filed by the Teamsters seeking to organize the production employees at our Mountain Top, Pennsylvania facility. At the subsequent election, the union was defeated by a wide margin. Our current collective bargaining agreements, which are typically three years in length, expire at various times beginning in 2011 through 2013. As of November 28, 2010, our domestic manufacturing plants employed 458, 448 and 895 employees covered under collective bargaining agreements expiring in fiscal 2011, 2012, and 2013, respectively. At our international facilities, there were 405, 430 and 422 employees covered under collective bargaining agreements expiring in fiscal 2011, 2012 and 2013, respectively.

Seasonality and Production Cycle

Our third fiscal quarter sales are typically 5% to 15% higher than other fiscal quarters. See Note 18 to our Consolidated Financial Statements in Item 8.

Most of our sales are by short term purchase orders. Since the level of production of products is generally promptly adjusted to meet customer order demand, we have a negligible backlog of orders. Most finished goods inventories of bedding products are physically stored at manufacturing locations until shipped (usually within five business days of accepting the order). See "Risk Factors—We may experience fluctuations in our operating results due to seasonality, which could make sequential quarter to quarter comparison an unreliable indication of our performance." in Item 1A below.

Regulatory Matters

Our conventional bedding product lines are subject to various federal and state laws and regulations relating to flammability and other standards. We believe that we are in compliance with all such laws and regulations.

Our principal waste products in North America are foam and fabric scraps, wood, cardboard and other non-hazardous materials derived from product component supplies and packaging. We also periodically dispose of (primarily by recycling) small amounts of used machine lubricating oil and air compressor waste oil. In the United States, we are subject to federal, state and local laws and regulations relating to environmental health and safety, including the Federal Water Pollution Control Act and the Comprehensive Environmental Response, Compensation and Liability Act. In our facilities in Mountain Top, Pennsylvania, and Argentina, we also manufacture foam. We believe that we are in compliance with all applicable international, federal, state and local environmental statutes and regulations. Except as set forth in "Item 3—Legal Proceedings" below, compliance with international, federal, state or local provisions that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, should not have any material effect upon our capital expenditures, earnings or competitive position. We are not aware of any pending federal environmental legislation which would have a material impact on our operations. Except as set forth in "Item 3—Legal Proceedings" below, we have not been required to make and do not expect to make any material capital expenditures for environmental control facilities in the foreseeable future.

Item 1A. Risk Factors

The bedding industry is highly competitive, and if we are unable to compete effectively, we may lose customers and our sales may decline.

The bedding industry is highly competitive, and we encounter competition from many manufacturers in both domestic and foreign markets. We, along with Simmons Company and Serta, Inc., accounted for approximately 51.0% of U.S. wholesale revenues in 2009, according to figures obtained from ISPA and *Furniture/Today* industry publications. The highly competitive nature of the bedding industry means we are continually subject to the risk of loss of our market share, loss of significant customers, reduction in margins, the inability for us to gain market share or acquire new customers, and difficulty in raising our prices. Some of our principal competitors have less debt than we have and may be better able to withstand changes in market conditions within the bedding industry. Additionally, we may encounter increased future competition and further consolidaftion in our industry which could magnify the competitive risks previously outlined.

Our new product launches may not be successful due to development delays, failure of new products to achieve anticipated levels of market acceptance and significant costs associated with failed product introductions, which could adversely affect our revenues and profitability.

Each year we invest significant time and resources in research and development to improve our product offerings. There are a number of risks inherent in our new product line introductions, such as, the anticipated level of market acceptance may not be realized, which could negatively impact our sales. Also, introduction costs, the speed of the rollout of the product and manufacturing inefficiencies may be greater than anticipated, which could impact our profitability. During fiscal 2011, we will introduce our Next Generation *Posturepedic* line which represents approximately 50% of our domestic portfolio.

We may experience fluctuations in our operating results due to seasonality, which could make sequential quarter to quarter comparisons an unreliable indication of our performance.

We have historically experienced, and we expect to continue to experience, seasonal and quarterly fluctuations in net sales and operating income. As is the case with many bedding customers, the retail business is subject to seasonal influences, characterized by strong sales for the months of June through September, which impacts our third fiscal quarter results. Our third fiscal quarter sales are typically 5% to 15% higher than other fiscal quarters. Our first fiscal quarter cash flows are typically the most unfavorable due to working capital demands and coupon payments on our 2014 Notes. This seasonality means that a sequential quarter to quarter comparison may not be a good indication of our performance or of how we will perform in the future.

A substantial decrease in business from our significant customers could have a material adverse effect on our sales and market share.

Our five largest customers on a consolidated basis accounted for approximately 36.9% of our net sales for fiscal 2010 with one customer representing more than 10% of net sales for fiscal 2010. While we believe our relationships with these customers are stable, many arrangements are made by purchase order or are terminable at will at the option of either party. A substantial decrease or interruption in business from our significant customers could result in material write offs or loss of future business. The recent economic environment caused a higher occurrence of bankruptcies for mattress retailers, particularly in 2008 and 2009. While we have seen some improvement in this environment through 2010, the continued management of credit risk by financial institutions has held down the availability of credit for mattress retailers. In certain instances, this has caused mattress retailers to exit the market or be forced into bankruptcy. Furthermore, many of our customers rely in part on consumers' ability to finance their mattress purchases with credit from third parties. If consumers are unable to obtain financing, they may defer their purchases.

In the future, retailers may consolidate, restructure, reorganize or realign their affiliations, any of which could decrease the number of stores that carry our products or increase the ownership concentration in the retail industry. Some of these retailers may decide to carry only one brand of mattress products which could affect our ability to sell our products on favorable terms or to maintain or increase market share. As a result, our sales and profitability may decline.

Unfavorable economic conditions could continue to negatively affect our revenues and profitability.

Our business, financial condition and results of operations have and may continue to be affected by various economic factors. Periods of economic uncertainty, such as the recession experienced in 2008 and much of 2009, can lead to reduced consumer and business spending, including by our customers, and the purchasers of their products. Reduced access to credit has and may continue to adversely affect the ability of consumers to purchase our products from retailers. It has and may continue to adversely affect the ability of our customers to pay us. If such conditions are experienced in future periods, our industry, business and results of operations may be severely impacted.

Our profitability may be materially and adversely affected by increases in the cost of petroleum-based products, steel and other raw materials.

Our industry has been challenged by volatility in the price of petroleum-based and steel products, which affects the cost of our polyurethane foam, polyester, polyethylene foam and steel innerspring component parts. Domestic supplies of these raw materials are being limited by supplier consolidation, the exporting of these raw materials outside of the U.S. due to the weakened dollar and other forces beyond our control. During fiscal 2009, the cost of these components decreased and ultimately became more stable in the latter part of fiscal 2009. While these costs remained relatively stable in the first half of fiscal 2010, the costs have shifted upwards during the latter half of fiscal 2010 as feed stocks adjust to market conditions. The manufacturers of products such as petro-chemicals and wire rod, which are the materials purchased by our suppliers of foam and drawn wire, may reduce supplies in an effort to maintain higher prices. These actions would delay or eliminate price reductions from our suppliers.

Our profitability may be materially and adversely affected by any interruption in supply from third party vendors.

We purchase our raw materials and certain components from a variety of suppliers, including box spring components from Leggett & Platt Inc., foam materials from Carpenter Co., and various subassemblies and components from national raw material and component suppliers. If we experience a loss or disruption in our supply of these components, we may have difficulty sourcing substitute components on terms favorable to us. In addition, any alternate source may impair product performance or require us to alter our manufacturing process, which could have an adverse effect on our profitability.

We are dependent upon a single supplier for certain polyurethane foam components in our mattress units. A disruption in the supply of these products and services could adversely affect our operations.

We are dependent upon a single supplier for certain key polyurethane foam components which make up our various mattress brands. Such components are purchased under a supply agreement and are manufactured in accordance with proprietary process designs exclusive to the supplier. If we experience a loss or disruption in our supply of these components, we may have difficulty sourcing substitute components on terms favorable to us. In addition, any alternative source may impair product performance or require us to alter our manufacturing process, which could have an adverse effect on our profitability.

We are dependent upon a single supplier for the visco-elastic components and assembly of our TrueForm and Embody specialty product line. A disruption in the supply of these products and services could adversely affect our operations.

We are dependent upon a single supplier for certain structural components and assembly of our *TrueForm* and *Embody* specialty product line. These products are purchased under a supply agreement and are manufactured in accordance with proprietary designs jointly owned by us and the supplier. If we experience a loss or disruption in our supply of these products, we may have difficulty sourcing substitute components on terms favorable to us. In addition, any alternative source may impair product performance or require us to alter our manufacturing process, which could have an adverse effect on our profitability. The related product in which these components and assembly processes are used does not represent a significant portion of our overall sales.

Our significant international operations are subject to foreign exchange, tariff, tax, inflation and political risks and our ability to expand in certain international markets is limited by the terms of licenses we have granted to manufacture and sell Sealy products.

We currently conduct significant international operations and may pursue additional international opportunities. Our international operations are subject to the risks of operating in an international environment, including the potential imposition of trade or foreign exchange restrictions, tariff and other tax increases, fluctuations in exchange rates, inflation and unstable political situations. We have also limited our ability to independently expand in certain international markets where we have granted licenses to manufacture and sell *Sealy* bedding products. Our licensees in Australia, Jamaica and the United Kingdom have perpetual licenses, subject to limited termination rights. Our licensees in the Dominican Republic, the Bahamas, Continental European Union countries, Brazil, Israel, Japan, Saudi Arabia, South Africa and Thailand hold licenses for fixed terms with limited renewal rights. Fluctuations in the rate of exchange between the U.S. dollar and other currencies may affect stockholders' equity and our financial condition or results of operations.

The loss of the services of one or more members of our senior management team could impair our ability to execute our business strategy and adversely affect our business.

We are dependent on the continued services of our senior management team, most of whom have substantial industry specific experience. For example, Lawrence J. Rogers, our current President and Chief Executive Officer (former President, Sealy North America from December 2006 through March 2008), has served in numerous capacities within our operations since joining us in 1979. The loss of key personnel could impair our ability to execute our business strategy and have a material adverse effect on our business.

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under our outstanding indebtedness

After the completion of the Refinancing, we continue to have substantial indebtedness. As of November 28, 2010, we had a total of $795.3 million of debt outstanding, including $304.3 million Senior Notes, $181.3 million Convertible Notes and $268.9 million Senior Subordinated Notes. We also have approximately $41.4 million of undrawn availability under the ABL Revolver, after taking into account $16.0 million of outstanding letters of credit and borrowing base limitations.

Our outstanding indebtedness could have important consequences. For example, it could:

- limit our ability to pay dividends on our common stock;
- make it more difficult for us to satisfy our obligations with respect to our outstanding debt, including any repurchase obligations that may arise thereunder;
- limit our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, restructuring, acquisitions or general corporate purposes, which could be exacerbated by further volatility in the credit markets;
- require us to use a substantial portion of our cash flow from operations to pay interest on our outstanding debt which will reduce the funds available to us for operations and other purposes;
- place us at a competitive disadvantage compared to our competitors that may have proportionally less debt;
- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate; and
- make us more vulnerable to economic downturns and adverse developments in our business.

Any of the above listed factors could materially and adversely affect our business, financial condition or results of operations.

Despite our current leverage, we may still be able to incur substantially more debt. This could further exacerbate the risks that we and our subsidiaries face

The terms of the ABL Revolver agreement and the indentures governing our Senior Notes, Convertible Notes and 2014 Notes will restrict us and our subsidiaries from incurring substantial additional indebtedness in the future, but will not completely prohibit us from doing so. Our ABL Revolver provides for revolving credit financing of up to $100.0 million, subject to borrowing base availability. At November 28, 2010, we have $41.4 million of undrawn availability under the ABL Revolver, after taking into account $16.0 million of letters of credit and borrowing base limitations. These restrictions are subject to a number of important qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. If new debt is added to our existing debt levels, the related risks that we now face, including those described above, could intensify.

The terms of our debt covenants could limit how we conduct our business and our ability to raise additional funds.

The agreements that govern the terms of our debt, including the indentures that govern the Senior Notes, Convertible Notes, and 2014 Notes and the credit agreement that governs our ABL Revolver, contain, and the agreements that govern our future indebtedness may contain, covenants that restrict our ability and the ability of our subsidiaries to:

- incur and guarantee indebtedness or issue preferred stock;
- repay certain subordinated indebtedness prior to its stated maturity;
- pay dividends or make other distributions on or redeem or repurchase our stock;
- issue capital stock;
- make certain investments or acquisitions;
- create liens;
- engage in most asset sales;
- merge with or into other companies;
- enter into certain transactions with stockholders and affiliates;
- make capital expenditures;
- make certain investments or acquisitions; and
- restrict dividends, distributions or other payments from our subsidiaries.

In addition, under the ABL Revolver, if our borrowing availability falls below the greater of 15% of the aggregate commitments thereunder and $15.0 million, we will be required to satisfy and maintain a fixed charge coverage ratio of not less than 1.1 to 1.0. Our ability to meet the required fixed charge coverage ratio can be affected by events beyond our control, and we may not be able to meet this ratio. A breach of any of these covenants could result in a default under the ABL Revolver.

A breach of the covenants or restrictions under our debt agreements and indentures governing our outstanding notes could result in a default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under our

ABL Revolver would permit the lenders under our ABL Revolver to terminate all commitments to extend further credit under that facility. Furthermore, if we were unable to repay the amounts due and payable under our ABL Revolver, those lenders could proceed against the Collateral granted to them to secure that indebtedness. In the event our lenders and noteholders accelerate the repayment of our borrowings, we cannot assure that we and our subsidiaries would have sufficient assets to repay such indebtedness. As a result of these restrictions we may be:

- limited in how we conduct our business;
- unable to raise additional debt or equity financing to operate during general economic or business downturns; or
- unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow in accordance with our plans.

We are a holding company and rely on dividends, interest and other payments, advances and transfers of funds from our subsidiaries to enable us to pay dividends.

We are a holding company and conduct all of our operations through our subsidiaries and currently have no significant assets other than the capital stock of Sealy Mattress Corporation. As a result, we rely on dividends and other payments or distributions from our subsidiaries to enable us to pay dividends. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends), agreements of those subsidiaries and the covenants of any existing and future outstanding indebtedness we or our subsidiaries incur, including Sealy Mattress Company's ABL revolver agreement and the indentures governing the Senior Notes, Convertible Notes and 2014 Notes. For instance, the agreement governing Sealy Mattress Company's ABL Revolver contains restrictions on the ability of Sealy Mattress Corporation to pay dividends or make other distributions to us subject to specified exceptions including the satisfaction of a minimum fixed charge coverage ratio and average daily availability levels. We are therefore limited in our ability to pay a dividend. In addition, the indentures governing the Senior Notes and the 2014 Notes contain restrictions on the ability of Sealy Mattress Company to pay dividends or make other distributions to Sealy Mattress Corporation subject to specified exceptions including an amount based upon 50% of cumulative consolidated net income from the issue date of the notes.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful

Our ability to make scheduled payments or to refinance our debt obligations depends on our financial and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We may not be able to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital, or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. The ABL Revolver agreement and the indentures governing our Senior Notes, Convertible Notes and 2014 Notes will restrict our ability to use the proceeds from asset sales. We may not be able to consummate those asset sales to raise capital or sell assets at prices that we believe are fair and proceeds that we do receive may not be adequate to meet any debt service obligations then due.

Changes in tax laws and regulations or other factors could cause our income tax rate to increase, potentially reducing our net income and adversely affecting our cash flows.

We are subject to taxation in various jurisdictions around the world. In preparing our financial statements, we calculate our effective income tax rate based on current tax laws and regulations and the estimated taxable income within each of these jurisdictions. Our effective income tax rate, however, may be higher due to numerous factors, including changes in tax laws or regulations. A significantly higher effective income tax rate could have an adverse effect on our business, results of operations and liquidity.

Officials in some of the jurisdictions in which we do business, including the United States, have proposed, or announced that they are reviewing tax increases and other revenue raising laws and regulations. Any resulting changes in tax laws or regulations could impose new restrictions, costs or prohibitions on our current practices and reduce our net income and adversely affect our cash flows.

The recently enacted United States federal legislation on healthcare reform and proposed amendments thereto could impact the healthcare benefits required to be provided by the Company and cause our compensation costs to increase, potentially reducing our net income and adversely affecting our cash flows.

The United States federal healthcare legislation enacted in 2010 and proposed amendments thereto contain provisions which could materially impact the future healthcare costs of the Company. While the legislation's ultimate impact is not yet known, it is possible that these changes could significantly increase our compensation costs which would reduce our net income and adversely affect our cash flows.

The time and expense of defending against challenges to our trademarks, patents and other intellectual property could divert our management's attention and substantial financial resources from our business. Our goodwill and ability to differentiate our products in the marketplace could be negatively affected if we were unsuccessful in defending against such challenges.

We hold over 750 worldwide trademarks, which we believe have significant value and are important to the marketing of our products to customers. We own 55 U.S. patents, a number of which have been registered in a total of 25 countries, and we have 27 domestic patents pending. In addition, we own U.S. and foreign registered trade names and service marks and have applications for the registration of trade names and service marks pending domestically and abroad. We also own several U.S. copyright registrations, and a wide array of unpatented proprietary technology and know-how. We also license certain intellectual property rights from third parties.

Our ability to compete effectively with other companies depends, to a significant extent, on our ability to maintain the proprietary nature of our owned and licensed intellectual property. Although our trademarks are currently registered in the United States and registered or pending in 96 foreign countries, we still face risks that our trademarks may be circumvented or violate the proprietary rights of others and we may be prevented from using our trademarks if challenged. A challenge to our use of our trademarks could result in a negative ruling regarding our use of our trademarks, their validity or their enforceability, or could prove expensive and time consuming in terms of legal costs and time spent defending against it. In addition, we may not have the financial resources necessary to enforce or defend our trademarks. We also face risks as to the degree of protection offered by the various patents, the likelihood that patents will be issued for pending patent applications or, with regard to the licensed intellectual property, that the licenses will not be terminated. If we were unable to maintain the proprietary nature of our intellectual property and our significant current or proposed products, our goodwill and ability to differentiate our products in the marketplace could be negatively affected and our market share and profitability could be materially and adversely affected.

Regulatory requirements relating to our products may increase our costs, alter our manufacturing processes and impair our product performance.

Our products and raw materials are and will continue to be subject to regulation in the United States by various federal, state and local regulatory authorities. In addition, other governments and agencies in other jurisdictions regulate the sale and distribution of our products and raw materials. These rules and regulations may change from time to time. Compliance with these regulations may negatively impact our business. There may be continuing costs of regulatory compliance including continuous testing, additional quality control processes and appropriate auditing of design and process compliance.

In February 2005, the U.S. Consumer Product Safety Commission ("CPSC") passed 16 CFR Part 1633 that effectively applies the California open flame standard, but added significant quality control, record keeping and testing requirements on mattress manufacturers, including Sealy. This rule became effective on July 1, 2007. Further, some states and the U.S. Congress continue to consider open flame regulations for mattresses and bed sets or integral components that may be different or more stringent than the CPSC standard and we may be required to make different products for different states or change our processes or distribution practices nationwide. It is possible that some states' more stringent standards, if adopted and enforceable, could make it difficult to manufacture a cost effective product in those jurisdictions and compliance with proposed new rules and regulations may increase our costs, alter our manufacturing processes and impair the performance of our products.

In addition, our marketing and advertising practices could become the subject of proceedings before regulatory authorities or the subject of claims by other parties, which could require us to alter or end these practices or adopt new practices that are not as effective or are more expensive.

Environmental, health and safety requirements could expose us to material liabilities and changes in our operations as a result of environmental contamination, among other things.

As a manufacturer of bedding and related products, we use and dispose of a number of substances, such as glue, lubricating oil, solvents and other petroleum products, as well as certain foam ingredients that may subject us to regulation under numerous federal and state statutes governing the environment (including those environmental regulations that are applicable to our current and previously owned foreign operations such as Argentina, Brazil, Canada, France, Italy, Mexico, Uruguay and other jurisdictions). Among other statutes, we are subject to the Federal Water Pollution Control Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Resource Conservation and Recovery Act, the Clean Air Act and related state statutes and regulations. As we abide by certain new open flame regulations, our products and processes may be governed more rigorously by certain state and federal environmental and OSHA standards as well as the provisions of California Proposition 65 and 16 CFR Part 1633.

We have made and will continue to make capital and other expenditures to comply with environmental requirements. We also have incurred and will continue to incur costs related to certain remediation activities. Under various environmental laws, we may be held liable for the costs of remediating releases of hazardous substances at any properties currently or previously owned or operated by us or at any site to which we sent hazardous substances for disposal. We are currently addressing the clean-up of environmental contamination at our former facility in Oakville, Connecticut and our former facility in South Brunswick, New Jersey. At November 28, 2010, we have accrued approximately $0.1 million and $2.0 million for the Oakville and South Brunswick clean-ups, respectively, and we believe that these reserves are adequate. While uncertainty exists as to the ultimate resolution of these two environmental matters and we believe that the accruals recorded are adequate, in the event of an adverse decision by one or more of the governing environmental authorities or if additional contamination is discovered, these matters could have a material effect on our profitability.

A change or deterioration in labor relations could disrupt our business or increase costs, which could lead to a material decline in sales or profitability.

As of November 28, 2010, we had 4,270 full time employees. Approximately 67% of our employees at our 25 North American plants are represented by various labor unions with separate collective bargaining agreements. Our current collective bargaining agreements, which are typically three years in length, expire at various times beginning in 2011 through 2013. Due to the large number of collective bargaining agreements, we are periodically in negotiations with certain of the unions representing our employees. We may at some point be subject to work stoppages by some of our employees and, if such events were to occur, there may be a material adverse effect on our operations and profitability. Further, we may not be able to renew the various collective bargaining agreements on a timely basis or on favorable terms, or at all.

Our pension plans are currently underfunded and we will be required to make cash payments to the plans, reducing the cash available for our business.

We have noncontributory, defined benefit pension plans covering current and former hourly employees at four of our active plants and eight previously closed facilities as well as the employees of a facility of our Canadian operations. We record a liability associated with these plans equal to the excess of the benefit obligation over the fair value of plan assets. The benefit liability recorded at November 28, 2010 was $8.7 million, and we expect to make estimated minimum funding contributions totaling approximately $2.1 million in 2011. If the performance of the assets in these pension plans does not meet our expectations, or if other actuarial assumptions are modified, our future cash payments to the plans could be higher than we expect. The domestic pension plan is subject to the Employee Retirement Income Security Act of 1974, or ERISA. Under ERISA, the Pension Benefit Guaranty Corporation, or PBGC, has the authority to terminate an underfunded pension plan under limited circumstances. In the event our pension plan is terminated for any reason while it is underfunded, we will incur a liability to the PBGC that may be equal to the entire amount of the underfunding.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

Our principal executive offices are located on Sealy Drive at One Office Parkway, Trinity, North Carolina, 27370. Corporate and administrative services are provided to us by Sealy, Inc. (our 100%-owned subsidiary).

We administer our component operations at our Rensselaer, Indiana facility. Our leased facilities are occupied under operating leases, which expire from fiscal 2010 to 2043, including renewal options.

The following table sets forth certain information regarding manufacturing and distribution facilities operated by us at January 4, 2011:

Location		Approximate Square Footage	Title
United States			
Arizona	Phoenix	76,000	Owned(a)
California	Richmond	238,000	Owned(a)
	South Gate	185,000	Leased
Colorado	Colorado Springs	70,000	Owned(a)
	Denver	92,900	Owned(a)
Florida	Orlando	225,000	Owned(b)
Georgia	Atlanta	292,500	Owned(a)
Illinois	Batavia	212,700	Leased
Indiana	Rensselaer	131,000	Owned(a)
	Rensselaer	124,000	Owned(a)
Kansas	Kansas City	121,200	Leased
Maryland	Williamsport	144,000	Leased
Minnesota	St. Paul	93,600	Owned(a)
New York	Green Island	257,000	Owned(b)
North Carolina	High Point	151,200	Owned(a)
Ohio	Medina	140,000	Owned(a)
Oregon	Portland	140,000	Owned(a)
Pennsylvania	Delano	143,000	Owned(a)
	Mountain Top	210,000	Owned(b)
Texas	Brenham	220,000	Owned(a)
	North Richland Hills	124,500	Owned(a)
Canada			
Alberta	Edmonton	144,500	Owned(a)
Quebec	Saint Narcisse	76,000	Owned(a)
Ontario	Toronto	130,200	Leased
Argentina	Buenos Aires	85,000	Owned
Brazil	Sorocaba	92,000	Owned(c)
Puerto Rico	Carolina	58,600	Owned(a)
Mexico	Toluca	157,100	Owned
Uruguay	Montevideo	39,500	Leased
		4,174,500	

(a) We have granted a mortgage or otherwise encumbered our interest in this facility as collateral for secured indebtedness.

(b) We engaged third parties to construct these facilities to be leased by us. The FASB's authoritative guidance requiring the Company to be considered the owner, for accounting purposes of certain leased facilities, is applied to entities involved with certain structural elements of the construction of an asset that will be leased when construction of the asset is completed.

(c) This facility represents our former manufacturing facility in Brazil which is currently being leased to a third party over a period of twelve years.

In addition to the locations listed above, we maintain additional warehousing facilities in several of the states and countries where our manufacturing facilities are located. We consider our present facilities to be generally well maintained and in sound operating condition.

Item 3. ***Legal Proceedings***

We are subject to legal proceedings, claims, and litigation arising in the ordinary course of business. Management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

During fiscal 2010, the Company was assessed $8.0 million by the Brazilian government for the failure to provide certain income tax filings. Due to the accumulated net operating losses in this jurisdiction, the Company's exposure is expected to be limited. At November 28, 2010, the Company has recorded a reserve of $1.1 million related to the expected requirement to pay certain sales taxes, fees and penalties associated with this assessment as a component of accrued expenses.

We are currently conducting an environmental cleanup at a formerly owned facility in South Brunswick, New Jersey pursuant to the New Jersey Industrial Site Recovery Act. We and one of our subsidiaries are parties to an Administrative Consent Order issued by the New Jersey Department of Environmental Protection. Pursuant to that order, we and our subsidiary agreed to conduct soil and groundwater remediation at the property. We do not believe that our manufacturing processes were the source of contamination. We sold the property in 1997. We and our subsidiary retained primary responsibility for the required remediation. We have completed essentially all soil remediation with the New Jersey Department of Environmental Protection's approval, and have installed a groundwater remediation system on the site. During 2005, with the approval from the New Jersey Department of Environmental Protection, we removed and disposed of sediment in Oakeys Brook adjoining the site. We continue to monitor groundwater remediation at this site. We have recorded a reserve as of November 28, 2010 of $2.0 million ($2.1 million prior to discounting at 4.75%) associated with this remediation project.

We are also remediating soil and groundwater contamination at an inactive facility located in Oakville, Connecticut. Although we are conducting the remediation voluntarily, we obtained Connecticut Department of Environmental Protection approval of the remediation plan. We have completed essentially all soil remediation under the remediation plan and are currently monitoring groundwater at the site. We identified cadmium in the soil and ground water at the site and removed the cadmium contaminated soil and rock from the site during fiscal 2007. At November 28, 2010, we have recorded a reserve of approximately $0.1 million associated with the additional work and ongoing monitoring. We believe the contamination is attributable to the manufacturing operations of previous unaffiliated occupants of the facility.

While we cannot predict the ultimate timing or costs of the South Brunswick and Oakville environmental matters, based on facts currently known, we believe that the accruals recorded are adequate and do not believe the resolution of these matters will have a material adverse effect on our financial position or our future operations; however, in the event of an adverse decision by the agencies involved, or an unfavorable result in the New Jersey natural resources damages matter, these matters could have a material adverse effect.

Item 4. ***[Removed and Reserved]***

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities***

Our common stock trades on the New York Stock Exchange under the symbol "ZZ." The table below highlights quarterly stock market information and the amount of cash dividends declared per share of our common stock for the past two fiscal years.

	Sales Price ($)		Cash Dividend Declared ($)
	High	Low	
Fiscal 2010			
First quarter	3.93	2.43	—
Second quarter	4.24	2.90	—
Third quarter	3.26	2.30	—
Fourth quarter	3.11	2.30	—

	Sales Price ($)		Cash Dividend Declared ($)
	High	Low	
Fiscal 2009			
First quarter	3.68	0.80	—
Second quarter	5.83	0.43	—
Third quarter	2.80	2.02	—
Fourth quarter	3.83	2.45	—

Our ability to pay dividends is restricted by our debt agreements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7.

As of January 4, 2011, there were approximately 253 holders of record of our common stock.

Issuer Purchases of Equity Securities

The table below shows our repurchases of the Company's common stock during the fourth quarter of fiscal 2010:

Period	Total number of shares purchased(1)	Average price paid per share	Total number of shares purchased during quarter as part of publicly announced program(2)	Approximate dollar value of shares that may yet be purchased under program
August 30 - September 26, 2010	—	$ —	—	$83,746,985
September 27 - October 24, 2010	35,098	2.70	—	83,746,985
October 25 - November 28, 2010	—		—	83,746,985
Total	35,098		—	

(1) The entire amounts presented above are comprised of common stock surrendered or withheld to cover the minimum tax withholding obligations related to the vesting of restricted stock units as permitted under the 2004 Stock Option Plan.

(2) Our common stock repurchase program, which authorizes us to repurchase up to $100 million of our Company's common stock, was initially approved by our Board of Directors on February 19, 2007.

Performance Graph

The following graph compares the performance through November 28, 2010 of a hypothetical $100 investment made on April 7, 2006 in (a) our common stock, (b) the S&P 500 Composite Index® and (c) an index of certain companies by the company as comparable to Sealy (the "Peer Group Index"). The companies selected to form the Peer Group Index are: Brunswick Corp., Church & Dwight Co, Energizer Holdings Inc., Ethan Allen Interiors Inc., Fortune Brands, Inc., Furniture Brands International, Harman International, Leggett & Platt Inc., La-Z-Boy Inc, Masco Corp., Mohawk Industries Inc., Nautilus Inc., Prestige Brands Holdings Inc., Polaris Industries Inc., Select Comfort Corp., Spectrum Brands, Inc., Tempur-pedic International Inc., and The Scotts Miracle-Gro Co., Playtex Products Inc., Chattem Inc. and Spectrum Brands, in 2006 had each been part of the Peer Group Index. In 2007 Playtex was acquired. In 2009, Spectrum Brands went bankrupt and cancelled its common shares. In 2010, Chattem Inc was acquired. As a result, each of these companies stopped being a public company and each was removed from the Peer Group Index. This peer group was determined at the time that Sealy became a public company with the assistance of the investment banking firms involved in taking Sealy public. The group includes public companies in home furnishings and consumer products industries. This graph is calculated assuming that all stock dividends are reinvested during the relevant period.

COMPARISON OF CUMULATIVE TOTAL RETURN


140
120
100
80
60
40
20
0

	4/7/2006	11/30/2006	11/30/2007	11/30/2008	11/29/2009	11/28/2010
Peer Group	100	95.79	90.02	47.24	66.33	87.66
Sealy	100	94.071113	84.95387	19.411589	33.15	40.07
S&P 500	100	108.12	114.33	69.18	84.25	91.81

Item 6. *Selected Financial Data*

The following table presents selected historical financial and other data about us. The selected historical financial data for the years ended and as of November 28, 2010, November 29, 2009, November 30, 2008, December 2, 2007, and November 26, 2006 are derived from our audited Consolidated Financial Statements and the notes thereto. During fiscal 2010, we divested the assets of our European manufacturing operations in France and Italy which represented our Europe segment. Also during 2010, we discontinued our operations in Brazil and transitioned to a license arrangement with third parties in this market. We accounted for these businesses as discontinued operations, and, accordingly, we have reclassified the selected financial data for all periods presented to reflect them as such.

The consolidated financial statements for the three years ended November 28, 2010 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, and are included in "Financial Statements and Supplementary Data" in Item 8 below.

The selected historical financial and other data set forth below should be read together with the information contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 below and our financial statements and the notes thereto, appearing elsewhere in this report.

	Fiscal Year(1)				
	2010	2009	2008	2007	2006
	(in millions, except per share data)				
Statement of Operations Data:					
Net sales	$1,219.5	$1,174.6	$1,343.3	$1,549.8	$1,447.7
Cost of goods sold	710.0	687.1	794.8	878.7	779.0
Selling, general and administrative expenses	398.1	382.5	443.6	503.5	489.6
Other (income) expense(2)	(17.2)	(13.7)	(11.8)	(17.9)	(17.0)
Income from operations	128.6	118.7	116.7	185.5	196.1
Interest expense	85.6	76.6	56.5	60.5	66.5
Other expense, net(3)	3.5	20.6	5.0	0.8	8.1
Income before provision for income taxes	39.5	21.5	55.2	124.2	121.5
Provision for income tax expense	18.4	(1.4)	21.5	34.5	39.4
Equity in earnings of unconsolidated affiliates	3.6	—	—	—	—
Income before cumulative effect of change in accounting principle	24.7	22.9	33.7	89.7	82.1
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	0.3
Income from continuing operations	24.7	22.9	33.7	89.7	81.8
Loss from discontinued operations	(38.4)	(9.4)	(37.5)	(12.3)	(8.9)
Income (loss) available to common shareholders	$ (13.7)	$ 13.5	$ (3.8)	$ 77.4	$ 72.9
Basic net income (loss) per share:					
Net income per share	$ 0.26	$ 0.25	$ 0.37	$ 0.98	$ 0.98
Cumulative effect of change in accounting principle	—	—	—	—	—
Loss from discontinued operations	(0.40)	(0.10)	(0.41)	(0.14)	(0.11)
Earnings per common share—Basic	$ (0.14)	$ 0.15	$ (0.04)	$ 0.85	$ 0.87
Weighted average shares	95.9	92.3	91.2	91.3	83.6

	Fiscal Year(1)				
	2010	2009	2008	2007	2006
	(in millions, except per share data)				
Diluted net income (loss) per share:					
Net income per share	$ 0.14	$ 0.15	$ 0.36	$ 0.93	$ 0.92
Cumulative effect of change in accounting principle	—	—	—	—	—
Loss from discontinued operations	(0.13)	(0.05)	(0.40)	(0.13)	(0.10)
Earnings per common share—Diluted	$ 0.01	$ 0.10	$ (0.04)	$ 0.80	$ 0.81
Weighted average shares	289.9	185.6	93.7	96.3	89.6
Balance Sheet Data (at end of period):					
Current assets	$ 345.9	$ 386.4	$ 295.6	$ 343.7	$ 345.3
Total assets	936.8	1,015.5	913.5	1,019.0	999.1
Current liabilities	177.1	229.2	238.5	321.9	288.2
Long term debt, net of current portion	793.1	833.8	762.2	757.3	814.2
Total debt	795.3	847.5	783.4	793.8	832.5
Common stock and options subject to redemption	—	—	8.9	16.2	20.3
Stockholders' deficit	(87.6)	(108.0)	(167.8)	(131.8)	(173.1)
Other Financial Data:					
Dividends per common share	$ —	$ —	$ 0.08	0.30	0.23
Depreciation and amortization	28.7	33.4	35.9	32.7	31.9
Capital expenditures	(16.6)	(12.4)	(25.0)	(42.4)	(30.9)
Cash flows provided by (used in):					
Operating activities	48.5	78.7	53.7	94.4	58.2
Investing activities	(13.6)	(3.3)	(24.9)	(37.4)	(30.3)
Financing activities	(50.5)	25.8	(18.7)	(86.2)	(18.9)

(1) We use a 52-53 week fiscal year ending on the closest Sunday to November 30, but no later than December 2. The fiscal years ended November 28, 2010, November 29, 2009, November 30, 2008, and November 26, 2006 were all 52-week years. The fiscal year ended December 2, 2007 was a 53-week year. All stock share amounts have been restated to reflect the 0.7595 to 1 reverse stock split, which became effective on March 23, 2006.

(2) Also includes the following items to the extent applicable for the periods presented: IPO expenses, recapitalization expenses, stock based compensation, goodwill impairment charges, business closure charges, plant closing and restructuring charges, amortization of intangibles, asset impairment charges and net royalty income.

(3) Includes $17.4 million of charges related to the Refinancing and extinguishment of debt and interest rate derivatives in fiscal 2009.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following management's discussion and analysis is provided as a supplement to, and should be read in conjunction with, our Consolidated Financial Statements and accompanying notes included in this filing. Except where the context suggests otherwise, the terms "we," "us" and "our" refer to Sealy Corporation and its subsidiaries.

We have reclassified the selected financial data for all periods presented to reflect the operations of our European manufacturing operations in France and Italy and our operations in Brazil as discontinued operations. See "Results of Operations—Discontinued Operations" later in this Item 7 for more information. Unless otherwise noted, discussions below pertain to our continuing operations.

Business Overview

We believe we are the largest bedding manufacturer in the world, with a wholesale domestic market share of approximately 19.6% in 2009. We believe our market share in 2010 is comparable to 2009. We manufacture and market a complete line of bedding (innerspring and non-innerspring) products, including mattresses and box springs, holding leading positions in key market categories such as luxury bedding products and among leading retailers. Our conventional bedding products include the *Sealy*, *Sealy Posturepedic*, *Stearns & Foster* and *Bassett* brands and account for approximately 91% of our total domestic net sales for the year ended November 28, 2010. In addition to our innerspring bedding, we also produce a variety of visco-elastic ("memory foam") and latex foam bedding products. We expect to gain market share in these product lines as we seek to strengthen our competitive position in the specialty bedding (non-innerspring mattress) market. We distinguish ourselves from our major competitors by maintaining our own component parts manufacturing capability and producing substantially all of our mattress innerspring and latex mattress components requirements.

During 2010, we saw the weak economic and retail environments begin to turn around and saw an increase in mattress sales across the industry. From January 2010 through September 2010, the total increase in sales levels, which was driven by the sale of specialty products, was 8.0% as reported by the International Sleep Products Association ("ISPA") sample of leading manufacturers. We expect to see continued improvement in industry sales in 2011.

We have continued our focus on new product development to bring new and innovative products to the market. In February 2010, we introduced *Embody by Sealy*, a single premium specialty brand that encompasses both memory foam and latex technologies. The *Embody* line features products at retail price levels ranging from $1,999 to $3,299 per queen set. We also introduced new 60th Anniversary *Posturepedic* mattresses which feature new innerspring product at retail price points ranging from $750 to $1,000 per queen set. We have recently begun shipping all of these products to retailers.

Our industry has experienced volatility in the price of petroleum-based and steel products, which affects the cost of our polyurethane foam, polyester, polyethylene foam and steel innerspring component parts. Domestic supplies of these raw materials are limited by supplier consolidation, specific exports of these raw materials outside of the United States and other forces beyond our control. During fiscal 2009, the cost of these components decreased and ultimately became more stable in the latter part of fiscal 2009. While these costs remained relatively stable in the first half of fiscal 2010, the costs have shifted upwards during the latter half of fiscal 2010 as feed stocks adjust to market conditions. The manufacturers of products such as petro-chemicals and wire rod, which are the feed stocks purchased by our suppliers of foam and drawn wire appear to be managing excess capacity in an effort to maintain higher prices.

Our foreign subsidiaries contributed 22.0% of our total revenues during fiscal 2010 compared to 19.4% in fiscal 2009. This increase from the prior year has been primarily driven by the favorable changes in foreign currency exchange rates and growth in our Canadian business.

Raw Materials

During fiscal 2009, the cost of our steel innerspring, polyurethane foam, polyester, and polyethlylene component parts decreased and ultimately became more stable in the latter part of fiscal 2009. While these costs remained relatively stable in the first half of fiscal 2010, the costs have shifted upwards during the latter half of fiscal 2010 as feed stocks adjust to market conditions. We periodically enter into commodity-based physical contracts to buy natural gas at agreed-upon fixed prices. These contracts are entered into in the normal course of business. During the first quarter of fiscal 2010, we entered into a program through which we hedge a portion of our expected diesel fuel consumption through the use of fixed price swap contracts. These contracts reduce the Company's exposure to the volatility in diesel fuel prices.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements that have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The preparation of financial statements in accordance with US GAAP requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. US GAAP provides the framework from which to make these estimates, assumptions and disclosures. We choose accounting policies within US GAAP that our management believes are appropriate to accurately and fairly report our operating results and financial position in a consistent manner. Our management regularly assesses these policies in light of current and forecasted economic conditions. Our accounting policies are stated in Note 1 to our Consolidated Financial Statements included in Item 8. We believe the following accounting estimates are critical to understanding our results of operations and affect the more significant judgments and estimates used in the preparation of our Consolidated Financial Statements:

Cooperative Advertising, Rebate and Other Promotional Programs—We enter into agreements with our customers to provide funds to the customer for advertising and promotion of our products. We also enter into volume and other rebate programs with our customers whereby funds may be rebated to the customer. When sales are made to these customers, we record liabilities pursuant to these agreements. We periodically assess these liabilities based on actual sales and claims to determine whether all of the cooperative advertising earned will be used by the customer or whether the customers will meet the requirements to receive rebate funds. We generally negotiate these agreements on a customer-by-customer basis. Some of these agreements extend over several periods and are linked with supply agreements. Most of these agreements coincide with our fiscal year; however, our customers typically have ninety days following the end of a period to submit claims for reimbursement of advertising and promotional costs. Therefore, significant estimates are required at any point in time with regard to the ultimate reimbursement to be claimed by our customers. Subsequent revisions to such estimates are recorded and charged to earnings in the period in which they are identified. Changes in underlying spending patterns related to these incentive programs could impact our margins. Costs of these programs totaled $237.3 million, $212.6 million and $227.0 million in fiscal 2010, 2009 and 2008, respectively. Of these costs, amounts associated with volume rebates, supply agreement amortization, slotting fees, end consumer rebates and other customer allowances which were recorded as a reduction of sales were $102.5 million, $94.0 million and $93.9 million in fiscal 2010, 2009 and 2008, respectively. Amounts recorded as a reduction of sales in the U.S. were $78.7 million, $74.8 million and $78.9 million, respectively. The costs associated with cooperative advertising were recorded as selling, general and administrative expenses and were $134.8 million, $118.6 million and $133.1 million in fiscal 2010, 2009 and 2008, respectively.

Allowance for Doubtful Accounts—While we have seen some improvement in the credit environment through 2010, the continued management of credit risk by financial institutions has caused a decrease in the availability of credit for mattress retailers. We continue to actively monitor the financial condition of our customers to determine the potential for any nonpayment of trade receivables. In determining our reserve for bad debts, we also consider other general economic factors. Our management believes that our process of specific review of customers, combined with overall analytical review provides a reliable evaluation of ultimate collectibility of trade receivables. We recorded a bad debt provision of $2.5 million, or approximately 0.2% percent of sales, in fiscal 2010. Provisions for bad debts recorded in fiscal 2009 and 2008 were $3.7 million (approximately 0.3% of sales) and $8.5 million (approximately 0.6% of sales), respectively.

Warranties and Product Returns—Our warranty policy provides a 10 year non-prorated warranty service period on all currently manufactured *Sealy Posturepedic, Stearns & Foster* and *Bassett* bedding products and some other *Sealy* branded products and a 20 year warranty period on the major components of our *TrueForm* and *MirrorForm* visco-elastic products as well as our *SpringFree* latex product, introduced in 2005, the last ten years of which are prorated on a straight-line basis. In 2006, we introduced and subsequently discontinued *Right Touch*, which has a twenty year limited warranty that covers only certain parts of the product and is prorated for part of the twenty years. We amended our warranty policy on *Sealy* brand value-priced bedding to three years beginning with our new line introduced in fiscal 2007. The impact of the changes to the warranty policies did not have a significant impact on our financial results or position. Our policy is to accrue the estimated cost of warranty coverage at the time the sale is recorded based on historical trends of warranty costs. We utilize warranty trends on existing similar product in order to estimate future warranty claims associated with newly introduced product. Changes in the historical trends of these returns could impact the estimates for future periods. Our accrued warranty liability totaled $17.6 million and $16.5 million as of November 28, 2010 and November 29, 2009, respectively.

In fiscal 2008, we completed an analysis of our returns claims experience for the U.S. business based on historical return trends using new information that is available which allows us to better track and match claims received to the sales for which those claims were initially recorded. This change in estimate resulted in a reduction of cost of sales of approximately $2.5 million for fiscal 2008 as well as a corresponding reduction in the accrued returns obligation. Our estimate involves an application of the lag time in days between the sale date and the date of its return applied to the current rate of returns.

Share-Based Compensation Plans—We have two share based compensation plans, as described more fully in Note 2 to our Consolidated Financial Statements included in Item 8. For new awards issued and awards modified, repurchased, or cancelled, the cost is equal to the fair value of the award at the date of the grant, and compensation expense is recognized for those awards earned over the service period. Certain of the equity awards vest based upon the Company achieving certain EBITDA performance targets. During the service period, management estimates whether or not the EBITDA performance targets will be met in order to determine the vesting period for those awards and what amount of compensation cost should be recognized related to these awards. At the date of grant, we determine the fair value of the awards using the Black-Scholes option pricing formula, the trinomial lattice model or the closing price of the Company's common stock, as appropriate under the circumstances. Management estimates the period of time the employee will hold the option prior to exercise and the expected volatility of Sealy Corporation's stock, each of which impacts the fair value of the stock options. The fair value of restricted shares and restricted share units is based upon the closing price of the Company's common stock as of the grant date. We also estimate the amount of share-based awards that are expected to be forfeited based on the historical forfeiture rates experienced for our outstanding awards.

Self-Insurance Liabilities—We are self-insured for certain losses related to medical claims with excess loss coverage of $375,000 per claim per year. We also utilize large deductible policies to insure claims related to general liability, product liability, automobile, and workers' compensation. Our recorded liability represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. The estimated workers' compensation liability is discounted and is established based upon analysis of historical data and actuarial estimates, and is reviewed by us and third-party actuaries on a quarterly basis to ensure that the liability is appropriate. While management believes these estimates are reasonable based on the information currently available, if actual trends, including the severity or frequency of claims, medical cost inflation, or fluctuations in premiums, differ from our estimates, our results of operations could be impacted. As of November 28, 2010 and November 29, 2009, $4.2 million and $3.9 million of the recorded liability for workers' compensation is included as a component of other accrued liabilities and $7.1 million and $6.5 million is included as a component of other noncurrent liabilities within the accompanying Consolidated Balance Sheets, respectively

Impairment of Goodwill—We assess goodwill at least annually for impairment as of the beginning of the fiscal fourth quarter or whenever events or circumstances indicate that the carrying value of goodwill may not be recoverable from future cash flows. We assess recoverability using several methodologies, including the present value of estimated future cash flows and comparisons of multiples of enterprise values to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The analysis is based upon available information regarding expected future cash flows of each reporting unit discounted at rates consistent with the cost of capital specific to the reporting unit. If the carrying value of the reporting unit exceeds the indicated fair value of the reporting unit, a second analysis is performed to allocate the fair value to all assets and liabilities. If, based on the second analysis, it is determined that the implied fair value of the goodwill of the reporting unit is less than the carrying value, goodwill is considered impaired.

Our fiscal 2009 annual evaluation for goodwill impairment indicated a potential impairment of the goodwill for our Argentina reporting unit. As a result, we estimated the implied fair value of the goodwill in this reporting unit compared to carrying amounts and recorded an impairment charge of $1.2 million to impair the entire balance of goodwill recorded in the Argentina reporting unit. The impairment charge is based upon the fair value of the assets and liabilities of the reporting unit.

In the fourth quarter of fiscal 2008, market conditions deteriorated significantly. This deterioration resulting from the global economic downturn had not yet matured or been considered in our annual test of goodwill. Because of the potential impact of these conditions on our projections and the indicated fair value of our reporting units, we performed an interim evaluation of goodwill in the fourth quarter of 2008 reflecting our current views regarding the impact of the changed economic environment. This analysis indicated potential impairment in the goodwill of our Puerto Rico reporting unit. As a result, we estimated the implied fair value of the goodwill in this reporting unit compared to carrying amounts and recorded an impairment charge of $2.8 million for the entire balance. The impairment charge recorded in fiscal 2008 was based upon a measurement of the fair value of property and equipment and certain intangible assets, including customer relationships. During fiscal 2009, we completed our measurement of the impairment loss for the reporting unit and concluded that the entire balance of the goodwill of this reporting unit was determined to be impaired.

The total carrying value of our goodwill was $362.0 million and $360.6 million at November 28, 2010 and November 29, 2009, respectively. Based on the results of our annual impairment testing, the fair value of the reporting units that maintain goodwill balances at November 28, 2010 significantly exceeded their carrying value.

Commitments and Contingencies—We are subject to legal proceedings, claims, and litigation arising in the ordinary course of business. A negative outcome of these matters is considered remote, and management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Income Taxes—We record an income tax valuation allowance when the realization of certain deferred tax assets, including net operating losses, is not more likely than not. These deferred tax items represent expenses recognized for financial reporting purposes, which may result in tax deductions in the future. Certain judgments, assumptions and estimates may affect the carrying value of the valuation allowance and income tax expense in the Consolidated Financial Statements. Our net deferred tax assets at November 28, 2010 were $24.4 million, net of a $20.0 million valuation allowance.

Significant judgment is required in evaluating our federal, state and foreign tax positions and in the determination of our tax provision. Despite our belief that our liability for unrecognized tax benefits is adequate, it is often difficult to predict the final outcome or the timing of the resolution of any particular tax matters. We may adjust these liabilities as relevant circumstances evolve, such as guidance from the relevant tax authority, our tax advisors, or resolution of issues in the courts. These adjustments are recognized as a component of income tax expense entirely in the period in which they are identified.

Results of Operations

Tabular Information

The following table sets forth our summarized results of operations for fiscal years 2010, 2009 and 2008, expressed in thousands of dollars as well as a percentage of each year's net sales:

	Fiscal year(1)					
	2010		2009		2008	
	(in thousands)	(percentage of net sales)	(in thousands)	(percentage of net sales)	(in thousands)	(percentage of net sales)
Net sales	$1,219,471	100.0%	$1,174,581	100.0%	$1,343,323	100.0%
Cost of goods sold(2)	709,971	58.2	687,095	58.5	794,824	59.2
Gross profit	509,500	41.8	487,486	41.5	548,499	40.8
Selling, general and administrative expenses(2)	398,053	32.6	382,514	32.6	443,606	33.0
Goodwill impairment loss	—	—	1,188	0.1	2,831	—
Amortization expense	289	—	289	—	289	—
Restructuring expenses and asset impairment	—	—	1,256	0.1	2,465	—
Royalty income, net of royalty expense	(17,529)	(1.4)	(16,432)	(1.4)	(17,323)	(1.3)
Income from operations	128,687	10.6	118,671	10.1	116,631	9.1
Interest expense	85,617	7.0	76,582	6.5	56,456	4.2
Loss on rights for convertible notes	—	—	4,549	0.4	—	—
Refinancing and extinguishment of debt and interest rate derivatives	3,759	0.3	17,423	1.5	5,378	0.4
Gain on sale of subsidiary stock	—	—	(1,292)	(0.1)	—	—
Other income, net	(226)	—	(70)	—	(388)	—
Income before income taxes	39,537	3.3	21,479	1.8	55,185	4.5
Income tax provision (benefit)	18,488	1.5	(1,380)	(0.1)	21,548	1.6
Equity in earnings of unconsolidated affiliates	3,611	0.3	—	—	—	—
Income from continuing operations	24,660	1.8	22,859	1.9	33,637	2.9
Loss from discontinued operations	(38,399)	(3.1)	(9,374)	(0.8)	(37,440)	(2.8)
Net (loss) income	$ (13,739)	(4.9%)	$ 13,485	2.7%	$ (3,803)	(5.7%)

(1) We use a 52-53 week fiscal year ending on the closest Sunday to November 30, but no later than December 2. The fiscal years ended November 28, 2010, November 29, 2009 and November 30, 2008 were 52-week years.

(2) Included in our selling, general and administrative expenses for fiscal years 2010, 2009 and 2008 were $67.4 million, $65.1 million and $78.8 million, respectively, in shipping and handling costs associated with the delivery of finished mattress products to our customers, including approximately $5.7 million, $5.7 million and $7.3 million, respectively, of costs associated with internal transfers between our plant locations. With respect to these costs, our cost of goods sold may not be comparable with that reported by other entities.

The following table indicates the percentage distribution of our net sales in U.S. dollars throughout our international operations:

Geographic distribution of sales:

	Fiscal year(1)		
	2010	**2009**	**2008**
United States	78.0%	80.6%	78.6%
Canada	15.2	12.9	14.0
Other	6.8	6.5	7.4
Total	**100.0%**	**100.0%**	**100.0%**

(1) We use a 52-53 week fiscal year ending on the closest Sunday to November 30, but no later than December 2. The fiscal years ended November 28, 2010, November 29, 2009 and November 30, 2008 were 52-week years.

The following table shows our net sales and margin profitability for the major geographic regions of our operations, including local currency results for the significant international operations:

	Fiscal year(1)					
	2010		2009		2008	
	(in thousands)	(percentage of net sales)	(in thousands)	(percentage of net sales)	(in thousands)	(percentage of net sales)
United States (US Dollars):						
Net sales	951,106	100.0	946,950	100.0	1,055,590	100.0
Cost of goods sold	558,607	58.7	546,486	57.7	626,903	59.4
Gross profit	392,499	41.3	400,464	42.3	428,687	40.6
Total International (US Dollars):						
Net sales	268,365	100.0	227,631	100.0	287,733	100.0
Cost of goods sold	151,364	56.4	140,609	61.8	167,921	58.4
Gross profit	117,001	43.6	87,022	38.2	119,812	41.6
Canada:						
US Dollars:						
Net sales	185,706	100.0	151,387	100.0	187,672	100.0
Cost of goods sold	102,785	55.3	95,004	62.8	108,672	57.9
Gross profit	82,921	44.7	56,383	37.2	79,000	42.1
Canadian Dollars:						
Net sales	192,713	100.0	173,121	100.0	195,373	100.0
Cost of goods sold	106,655	55.3	108,868	62.9	113,431	58.1
Gross profit	86,058	44.7	64,253	37.1	81,942	41.9
Other International (US Dollars):						
Net sales	82,659	100.0	76,244	100.0	100,061	100.0
Cost of goods sold	48,579	58.8	45,605	59.8	59,249	59.2
Gross profit	34,080	41.2	30,639	40.2	40,812	40.8

(1) We use a 52-53 week fiscal year ending on the closest Sunday to November 30, but no later than December 2. The fiscal years ended November 28, 2010, November 29, 2009 and November 30, 2008 were 52-week years.

Year Ended November 28, 2010 Compared With Year Ended November 29, 2009

Net Sales. Our consolidated net sales for the year ended November 28, 2010 were $1,219.5 million, a increase of $44.9 million, or 3.8% from the year ended November 29, 2009. This increase was primarily related to our Canadian operations. Total U.S. net sales increased $4.2 million to $951.1 million from $947.0 million in fiscal 2009, an increase of 0.4%. The U.S. net sales increase of $4.2 million was attributable primarily to a 0.6% increase in wholesale unit volume, coupled with a 0.3% decrease in wholesale average unit selling price. The increase in unit volume is primarily attributable to the successful launch of our new *Stearns & Foster* line which was partially offset by unit declines in other product lines. The decrease in wholesale average unit selling price was due to our response to competitive pressures. International net sales increased $40.7 million, or 17.9% from fiscal

2009 to $268.4 million. This increase was primarily attributable to the strong performance of our Canadian operations. In Canada, local currency sales increases of 11.3% translated into increases of 22.7% in U.S. dollars due to a higher average value of the Canadian dollar versus the U.S. dollar during the first three quarters of fiscal 2010. Local currency sales increases in our Canadian market were driven by a 16.4% increase in unit volume and a 4.4% decrease in average unit selling price. The increase in unit volume was driven by the performance of our value oriented beds and the strength of our new *Stearns & Foster* line. The lower average unit selling price was driven primarily by strategic merchandising and promotional activity. Elsewhere in the Company, we have experienced sales increases in our Mexican and South American markets.

Gross Profit. Gross profit for fiscal 2010 was $509.5 million, an increase of $22.0 million compared to fiscal 2009. As a percentage of net sales, gross profit in fiscal 2010 increased 0.3 percentage points to 41.8%. The increase in percentage of net sales was primarily due to an increase in gross profit margins in our Canadian operations. U.S. gross profit decreased $8.0 million to $392.5 million or 41.3% of net sales, which is a decrease of 1.0 percentage points of net sales from the prior year period. The decrease as a percent of sales was primarily attributable to our response to competitive pressures and greater discounting on products that are near the end of their life cycle in anticipation of our new *Posturepedic* product that is expected to be introduced in fiscal 2011. Partially offsetting these decreases were improvements in operating efficiencies and value engineering efforts. Material costs did not have a significant impact on the results as lower costs in the first half of the year were offset as prices increased during the third and fourth quarters. The local currency gross profit margin in Canada was 44.7% as a percentage of net sales which represents an increase of 7.6 percentage points from fiscal 2009. This performance represents a return to historical levels and was driven by a reduction in material costs per unit due to currency fluctuations on raw material purchases, operational efficiencies and higher absorption of fixed manufacturing expenses due to increased sales volume.

Selling, General, and Administrative. Selling, general, and administrative expenses increased $15.5 million to $398.1 million for fiscal 2010 compared to $382.5 million for fiscal 2009. As a percentage of net sales, selling, general, and administrative expenses were consistent between fiscal 2010 and 2009 at 32.6%. The increase in absolute dollars is primarily due to a $16.5 million increase in volume driven variable expenses primarily driven by a $15.4 million increase in cooperative advertising and promotional costs. Fixed operating costs, exclusive of non-cash compensation expense, decreased $12.8 million from the prior year period primarily due to an $11.3 million decrease in cash incentive-based compensation costs and expected defined contribution plan payments. These decreases were offset by increased product launch and advertising costs of $1.5 million. Non-cash compensation expense increased by $3.2 million compared to fiscal 2009 due primarily to the recognition of expense related to the restricted share unit grants that occurred in the third quarter of fiscal 2009.

Goodwill impairment loss. During fiscal 2009, we recognized a total non-cash charge of $1.2 million related to the impairment of goodwill of our Argentina reporting unit. The impairment was indicated by our fiscal 2009 annual impairment testing of goodwill performed in the fourth quarter of fiscal 2009. The goodwill impairment reflected a reduction in the fair value of Argentina as a result of lower expected cash flows for the business and represents the entire goodwill balances for this reporting unit. No such charges were recognized during fiscal 2010.

Restructuring expenses and asset impairment. We recognized pretax restructuring costs of $1.3 million during fiscal 2009. These charges primarily relate to the following actions:

In the second quarter of fiscal 2009, management made the decision to cease manufacturing of certain foundation components and begin purchasing all of these components from third-party suppliers. As a result, we incurred certain insignificant costs related to one-time terminations of employees. Additionally, we recognized an impairment charge of approximately $1.2 million for the related equipment used in this manufacturing process that was not sold. This plan was completed in the second quarter of fiscal 2009.

No such restructuring charges were recognized in fiscal 2010.

Royalty Income, net of royalty expense. Our consolidated royalty income, net of royalty expense, for fiscal 2010 increased $1.1 million to $17.5 million from fiscal 2009 primarily due to increased sales by our international licensees along with favorable fluctuations in international currency rates.

Interest Expense. Our consolidated interest expense in fiscal 2010 increased by $9.0 million from the prior year period to $85.6 million. Our weighted average borrowing costs for fiscal 2010 and 2009 were 10.7% and 9.6%, respectively. Our borrowing cost was unfavorably impacted by our 2009 Refinancing which resulted in increased interest rates and outstanding debt balances.

We recognize non-cash interest related to the PIK interest on our outstanding Convertible Notes and the accretion or amortization of original issue discount and deferred debt issuance costs. The table below provides a breakout of cash and non-cash interest for fiscal 2010 and 2009:

	Twelve Months Ended	
	November 28, 2010	**November 29, 2009**
	(in thousands)	
Cash interest expense	$63,121	$65,684
Non-cash interest expense	22,496	10,898
Total interest expense	$85,617	$76,582

Refinancing and extinguishment of debt and interest rate derivatives. Debt extinguishment and refinancing expenses for fiscal 2010 included non-cash charges of $2.7 million related to the write-off of debt issuance costs and original issue discount associated with the $35.0 million of Senior Notes that were repurchased this period. Also included was a cash charge of $1.1 million which represents the premium that was paid to repurchase these notes.

Debt extinguishment and refinancing expenses for fiscal 2009 includes non-cash charges of $2.1 million relating to the write-off of debt issuance costs related to our old senior term loans. Additionally, we incurred $15.2 million of charges associated with termination payments on our interest rate swap agreements that were associated with the old senior credit facility.

Income Tax. Our effective income tax rate generally differs from the federal statutory rate due to the effects of certain foreign tax rate differentials and state and local income taxes. Our effective tax rate for fiscal 2010 and fiscal 2009 was 46.8% and (6.4)%, respectively. The effective rate for the fiscal 2010 period increased primarily due to the effect of non-deductible paid-in-kind interest which resulted from the Refinancing in the second quarter of 2009. Additionally, fiscal 2009 results included a larger benefit resulting from the release of more uncertain tax positions than were recognized in fiscal 2010.

Discontinued Operations. During the fourth quarter of fiscal 2010, we divested the assets of our European manufacturing operations in France and Italy which represented our Europe segment. Also during the fourth quarter of fiscal 2010, we discontinued our operations in Brazil and transitioned to a license arrangement with third parties in this market. We accounted for these businesses as discontinued operations, and, accordingly, we have reclassified the results of operations and any losses resulting from disposition for all periods presented to reflect them as such. Amounts recognized in fiscal 2010 include an impairment charge of $23.0 million and a loss on disposal of $2.4 million.

Year Ended November 29, 2009 Compared With Year Ended November 30, 2008

Net Sales. Our consolidated net sales for the year ended November 29, 2009 were $1,174.6 million, a decrease of $168.7 million, or 12.6% from the year ended November 30, 2008. Total U.S. net sales of $947.0 million for fiscal 2009 decreased $108.6 million from $1,055.6 million in fiscal 2008, a decrease of 10.3%. The U.S. net sales decrease of $108.6 million was attributable primarily to a 9.8% decrease in wholesale unit volume, coupled with a 0.2% decrease in wholesale average unit selling price. The decrease in unit volume resulted from weak retail demand throughout the year. The slight decrease in average unit selling price was due to increased interest in our value-priced *Sealy* brand product as a result of its appeal to more price conscious consumers in this economic environment. However, those decreases were partially offset by increased interest in our newly designed *Stearns & Foster* product line which was introduced in the second quarter of fiscal 2009, the favorable impact of the July 2008 price increase, increased delivery revenue and fewer discounted floor samples in fiscal 2009 as the *Stearns & Foster* product launch was not distributed as widely as the *Posturepedic* product launched in fiscal 2008. International net sales decreased $60.1 million, or 20.9% from fiscal 2008 to $227.6 million. This decline was due to the weak retail environment in all of our major markets. In Canada, local currency sales decreases of 11.4% translated into decreases of 19.3% in U.S. dollars due to a lower average value of the Canadian dollar versus the U.S. dollar. Local currency sales decreases in our Canadian market were driven by a 10.3% decrease in unit volume and a 1.2% decrease in average unit selling price. The decrease in unit volume is primarily attributable to weak Canadian retail demand while the decrease in average unit selling price is due to increased sales of value oriented beds. We have experienced sales decreases in our Mexican and South American markets.

Gross Profit. Gross profit for fiscal 2009 was $487.5 million, a decrease of $61.0 million compared to fiscal 2008. As a percentage of net sales, gross profit in fiscal 2009 increased 0.7 percentage points to 41.5%. The increase as a percentage of net sales was driven by improvements in the U.S., partially offset by decreases in Canada and our other international businesses. U.S. gross profit decreased $28.2 million to $400.5 million or 42.3% of net sales, which is an increase of 1.7 percentage points of net sales from the prior year period. The increase in percentage of net sales was driven primarily by the continued favorable impact of operations efficiencies and lower material costs. Partially offsetting these improvements was a decrease in absorption of fixed costs. The local currency gross profit margin in Canada was 37.1% as a percentage of net sales which represents a decrease of 4.8 percentage points from fiscal 2008. This decrease as a percentage of sales was driven by the impact of currency fluctuations on raw materials purchases.

Selling, General, and Administrative. Selling, general, and administrative expenses decreased $61.1 million to $382.5 million for fiscal 2009 compared to $443.6 million for fiscal 2008. As a percentage of net sales, selling, general, and administrative expenses were 32.6% for fiscal 2009 compared to 33.0% for fiscal 2008. The slight decrease as a percent of sales is due to reductions in both fixed and variable expenses. The decrease in absolute dollars is primarily due to a $36.7 million reduction in volume driven variable expenses including an $18.1 million decrease in cooperative advertising and promotional costs, a $13.7 million decrease in delivery costs due primarily to a decrease in unit volume shipped and a $4.9 million decrease in bad debt expense. Fixed operating costs, exclusive of compensation expense, decreased $46.4 million from the prior year period primarily due to reductions in national advertising expenses of $14.5 million and discretionary expenditures such as professional fees and travel and entertainment. Compensation expense increased $19.1 million compared to fiscal 2008. This increase is primarily due to increases of $16.5 million for incentive-based payments and expected defined contribution plan payments, coupled with the recognition of share-based compensation expense of $9.3 million, which is non-cash in nature and the effects of which were partially offset by lower compensation expense due to reduced headcount. In addition, foreign exchange transaction and severance related costs improved $7.4 million and $4.7 million, respectively from fiscal 2008.

Goodwill impairment loss. During fiscal 2009, we recognized a total non-cash charge of $1.2 million related to the impairment of goodwill of our Argentina reporting unit. The impairment was indicated by our fiscal 2009 annual impairment testing of goodwill performed in the fourth quarter of fiscal 2009. The goodwill impairment reflected a reduction in the fair value of Argentina as a result of lower expected cash flows for the business and represents the entire goodwill balances for this reporting unit.

During fiscal 2008, we recognized a total non-cash charge of $2.8 million related to the impairment of goodwill of our Puerto Rico reporting unit. The impairment was indicated by an update to our fiscal 2008 annual impairment testing of goodwill performed in the fourth quarter of fiscal 2008. The goodwill impairment reflected a reduction in the fair value of Puerto Rico as a result of lower expected cash flows for the business and represents the entire goodwill balances for those reporting units.

Restructuring expenses and asset impairment. We recognized pretax restructuring costs of $1.3 million during fiscal 2009 as compared with costs of $2.5 million recognized in fiscal 2008. These charges primarily relate to the following actions:

In the second quarter of fiscal 2009, management made the decision to cease manufacturing of certain foundation components and begin purchasing all of these components from third-party suppliers. As a result, we incurred certain insignificant costs related to one-time terminations of employees. Additionally, we recognized an impairment charge of approximately $1.2 million for the related equipment used in this manufacturing process that was not sold. This plan was completed in the second quarter of fiscal 2009.

In the third quarter of fiscal 2008, management made the decision to close its manufacturing facility in Clarion, Pennsylvania. We recorded a pre-tax restructuring and impairment charge related to this action of $2.5 million during fiscal 2008, of which $1.6 million was related to employee severance and benefits and other exit costs, and $0.9 million of which was non-cash in nature, related to fixed asset impairment charges. During fiscal 2009, we incurred additional charges related to this action of $0.1 million primarily related to relocation costs. This plan was completed in the first quarter of fiscal 2009.

Royalty Income, net of royalty expense. Our consolidated royalty income, net of royalty expense, for fiscal 2009 decreased $0.9 million to $16.4 million from fiscal 2008 primarily due to the decreased domestic license sales along with unfavorable fluctuations in international currency rates.

Interest Expense. Our consolidated interest expense in fiscal 2009 increased by $20.1 million from the prior year period to $76.6 million which includes $5.3 million of non-cash interest expense related to our Convertible Notes. Our weighted average borrowing costs for fiscal 2009 and 2008 were 9.6% and 7.3%, respectively. Our borrowing cost was unfavorably impacted by our 2009 Refinancing which resulted in increased interest rates and outstanding debt balances.

Refinancing and extinguishment of debt and interest rate derivatives. Debt extinguishment and refinancing expenses for fiscal 2009 includes non-cash charges of $2.1 million relating to the write-off of debt issuance costs related to our old senior term loans. Additionally, we incurred $15.2 million of charges associated with termination payments on our interest rate swap agreements that were associated with the old senior credit facility. During fiscal 2008, we incurred cash charges of $5.4 million related to the amendment of our senior credit facility which represents amounts paid to the creditors in connection with the amendment.

Income Tax. Our effective income tax rate generally differs from the federal statutory rate due to the effects of certain foreign tax rate differentials and state and local income taxes. Our effective tax rate for fiscal 2009 and fiscal 2008 was (6.4)% and 39.0%, respectively. The effective rate for the fiscal

2009 period was decreased primarily due to the reversal of $11.0 million of the liability for uncertain tax positions and related interest (net) and penalties due to the expiration of statutes of limitations offset by lower pre-tax income in fiscal 2009. The effective rate for the fiscal 2008 period was also increased due to lower pre-tax income and the impairment of goodwill for our Puerto Rico reporting unit which is not tax deductible.

Discontinued Operations. During fiscal 2010, we divested the assets of our European manufacturing operations in France and Italy which represented our Europe segment. Also during 2010, we discontinued our operations in Brazil and transitioned to a license arrangement with third parties in this market. We accounted for these businesses as discontinued operations, and, accordingly, we have reclassified the results of operations for all periods presented to reflect them as such.

Liquidity and Capital Resources

Principal Sources of Funds

Our principal sources of funds are cash flows from operations and borrowings under our asset-based revolving credit facility which provides commitments of up to $100.0 million and matures in May 2013 (the "ABL Revolver"). No borrowings were made against the ABL Revolver during fiscal 2010. Our principal use of funds consists of operating expenditures, payments of interest on our senior debt, capital expenditures, and interest payments on our outstanding senior subordinated notes. Capital expenditures totaled $16.6 million for fiscal 2010. During fiscal 2010, there was no significant spending for additional production capacity. We believe that annual capital expenditure limitations in our current debt agreements will not prevent us from meeting our ongoing capital needs. Our introductions of new products typically require us to make initial cash investments in inventory, promotional supplies and employee training which may not be immediately recovered through new product sales. However, we believe that we have sufficient liquidity to absorb such expenditures related to new products and that these expenses will not have a significant adverse impact on our operating cash flow which we believe to be sufficient to support our operations. At November 28, 2010, we had approximately $41.4 million available for borrowing under the ABL Revolver which represents the calculated borrowing base reduced by outstanding letters of credit of $16.0 million. We currently believe that our liquidity is adequate to meet our anticipated cash requirements. The calculated borrowing base under the ABL Revolver is determined based on our domestic accounts receivable and inventory balances. Our net weighted average borrowing cost was 10.7%, 9.6% and 7.3% for fiscal 2010, 2009 and 2008, respectively. As of January 4, 2011, we had no borrowings outstanding under the ABL Revolver.

Approximately $41.0 million of our outstanding cash balance at November 29, 2010 is held in foreign jurisdictions. While we are not prohibited from repatriating these funds to the U.S., the cost of doing so may be significant depending upon the prevailing tax rates.

On May 13, 2009, we announced a comprehensive plan to refinance our old senior credit facility and replace it with indebtedness that has longer-dated maturities and eliminates quarterly financial ratio based maintenance covenants. The Refinancing converted much of the existing senior debt from debt bearing interest at variable rates to debt bearing interest at fixed rates. Our interest expense in future periods is expected to increase due to the accounting treatment of the beneficial conversion feature associated with our Convertible Notes (as discussed below). However, we do not expect cash interest payments to change significantly due to the payment in kind interest associated with the Convertible Notes. Based on our current cash position and the availability of funds through our ABL Revolver, we believe that we will be able to obtain additional funds as necessary during fiscal 2011 in order to support our operations.

Debt

In connection with the Refinancing, we: 1) entered into a new asset-based revolving credit facility which provides commitments of up to $100.0 million maturing in May 2013, which bears interest at our choice of either a base rate (determined by reference to the higher of several rates as defined by the ABL Revolver agreement) or a LIBOR rate for U.S. dollar deposits plus an applicable margin of 4.00%; 2) issued $350.0 million in aggregate principal amount of senior secured notes due April 2016 (the "Senior Notes"), which bear interest at 10.875% per annum payable semi-annually; and 3) issued $177.1 million in aggregate principal amount of senior secured convertible paid in kind ("PIK") notes due July 2016 which are convertible into shares of the Company's common stock (the "Convertible Notes") and bear interest at 8.00% per annum payable semi-annually in the form of additional Convertible Notes.

At November 28, 2010 there were no amounts outstanding under the ABL Revolver. The Company did not borrow any amounts under this agreement during the course of fiscal 2010. The Senior Notes have an outstanding balance of $304.3 million at November 28, 2010 which gives effect to an unamortized original issue discount of $10.7 million. As of November 28, 2010, the Convertible Notes have an outstanding balance of $181.3 million which includes accrued PIK interest and the effects of the accounting for the beneficial conversion features that were recognized upon each of the January 15, 2010 and July 15, 2010 interest payment dates. See Note 8 of our Consolidated Financial Statements included in Item 8 for further details. We also have an outstanding principal balance of $268.9 million at November 28, 2010 on the 8.25% Senior Subordinated Notes due 2014 (the "2014 Notes").

Future interest payments are expected to be paid out of cash flows from operations and borrowings on our ABL Revolver. The ABL Revolver provides for revolving credit financing, subject to borrowing base availability. The borrowing base consists of the following: 1) 85% of the net amount of eligible accounts receivable and 2) the lesser of (i) 85% of the net orderly liquidation value of eligible inventory or (ii) 65% of the net amount of eligible inventory. These amounts are reduced by reserves deemed necessary by the lenders. At November 28, 2010, there were no amounts outstanding under the ABL Revolver.

Prior to the Refinancing, we had outstanding three interest rate swap agreements related to term debt under our Old Senior Credit Facility. In connection with the Refinancing, we paid $15.2 million to terminate these interest rate swap agreements. As the future variable interest rate payments are no longer likely to be made, the amounts which had previously been recorded in accumulated other comprehensive income were charged to refinancing expense for the year ended November 29, 2009.

The outstanding 2014 Notes consist of an original $314 million aggregate principal amount maturing June 15, 2014, bearing interest at 8.25% per annum payable semiannually in arrears on June 15 and December 15, commencing on December 15, 2004. At November 28, 2010, the outstanding balance of the 2014 Notes was $268.9 million.

At November 28, 2010, we were in compliance with the covenants contained within our ABL Revolver agreement and the indentures governing the Senior Notes, the Convertible Notes and the 2014 Notes. These agreements also restrict our ability to pay dividends and repurchase common stock.

As part of our ongoing evaluation of our capital structure, we continually assess opportunities to reduce our debt, which opportunities may from time to time include the redemption or repurchase of a portion of our Senior Notes, the 2014 Notes or the Convertible Notes to the extent permitted by our debt covenants. During the second quarter of fiscal 2010, the Company redeemed 10%, or $35.0 million, of the principal amount of its outstanding Senior Notes at a redemption price of 103% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date. During the fourth quarter of fiscal 2009, the Company repurchased and retired $5.0 million aggregate principal amount of the 2014 Notes on the open market at 99.06% of par, plus accrued interest. In addition, our Board authorized a common stock repurchase program on February 19, 2007 under which we may repurchase up to $100 million of our common stock. As of November 28, 2010, we have repurchased shares for $16.3 million under this program, none of which was repurchased during fiscal 2010. From November 28, 2010 through January 4, 2011, we did not repurchase any additional shares under this program.

Our ability to make scheduled payments of principal, or to pay the interest or liquidated damages, if any, on or to refinance our indebtedness, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We will be required to make scheduled principal payments of $2.2 million during the next twelve months, with $1.7 million for our financing obligations and capital leases and the remainder for debt owed by our international subsidiaries. However, as we continually evaluate our ability to make additional prepayments as permitted under our ABL Revolver agreement and the indentures governing the Senior Notes, the Convertible Notes and the 2014 Notes, it is possible that we will redeem or repurchase portions of our senior or subordinated debt during that time.

Dividend

The indentures governing the Senior Notes, the 2014 Notes and the Convertible Notes contain restrictions on our ability to pay dividends. Additionally, our ABL Revolver agreement includes a requirement that we meet a minimum fixed charge coverage ratio for the payment of dividends. Although we meet the minimum fixed charge coverage ratio requirement as of November 28, 2010, we do not expect to declare a dividend for the fourth quarter of fiscal 2010.

Cash Flow Analysis

The following table summarizes our changes in cash:

	Fiscal year(1)		
	2010	2009	2008
	(in thousands)		
Statement of Cash Flow Data:			
Cash flows provided by (used in):			
Operating activities	$ 48,466	$ 78,653	$ 53,713
Investing activities	(13,589)	(3,263)	(24,913)
Financing activities	(50,516)	26,494	(18,669)
Effect of exchange rate changes on cash	(6,533)	2,947	1,858
Change in cash and cash equivalents	(22,172)	104,831	11,989
Cash and cash equivalents:			
Beginning of period	131,427	26,596	14,607
End of period	$109,255	$131,427	$ 26,596

(1) We use a 52-53 week fiscal year ending on the closest Sunday to November 30, but no later than December 2. The fiscal years ended November 28, 2010, November 29, 2009 and November 30, 2008 were 52-week years.

Year Ended November 28, 2010 Compared With Year Ended November 29, 2009

Cash Flows from Operating Activities. Our cash flow from operations decreased $30.2 million to a $48.5 million net source of cash for the year ended November 28, 2010, compared to a $78.7 million net source of cash for the year ended November 29, 2009. Cash used for working capital in fiscal 2010 increased by $51.9 million compared with fiscal 2009. This decrease has been driven primarily by higher inventory levels due to changes in the sourcing of certain product, higher incentive compensation payments made in fiscal 2010 and the receipt of $8.0 million of income tax refunds during fiscal 2009. These decreases have been partially offset by higher net income after adjustments for the loss on disposition of the European and Brazilian business, non-cash interest and non-cash compensation.

Cash Flows used in Investing Activities. Our cash flows used in investing activities increased approximately $10.3 million from fiscal 2009 primarily due to higher capital expenditures in fiscal 2010 in addition to the $8.4 million of proceeds from the sale-leaseback of our South Gate, California facility received in fiscal 2009.

Cash Flows used in Financing Activities. Our cash flow used in financing activities for the year ended November 28, 2010 was $50.5 million compared with cash provided by financing activities in fiscal 2009 of $26.5 million. This significant use of cash in fiscal 2010 has been primarily driven by the redemption of $35.0 million of Senior Notes whereas the Refinancing provided approximately $44.0 million of cash after considering the effects of the payments of costs to issue our new debt in fiscal 2009.

Year Ended November 29, 2009 Compared With Year Ended November 30, 2008

Cash Flows from Operating Activities. Our cash flow from operations increased $24.9 million to a $78.7 million net source of cash for the year ended November 29, 2009, compared to a $53.7 million net source of cash for the year ended November 30, 2008. This increase has been driven by an increase in net income from fiscal 2008 of $17.3 million coupled with net cash provided by changes in working capital in fiscal 2009 of $14.9 million compared with a net use of cash for working capital in fiscal 2008 of $17.0 million. This increase has been driven, in part by the receipt of $8.0 million of income tax refunds and improved working capital management during fiscal 2009.

Cash Flows used in Investing Activities. Our cash flows used in investing activities decreased approximately $21.7 million from fiscal 2008 primarily due to $8.4 million of proceeds from the sale-leaseback of our South Gate, California facility coupled with $12.5 million lower capital expenditures as compared with fiscal 2008.

Cash Flows used in Financing Activities. Our cash flow provided by financing activities for the year ended November 29, 2009 was $26.5 million compared with cash used in financing activities in fiscal 2008 of $18.7 million. This change has been primarily driven by the Refinancing which provided approximately $44.0 million of cash after considering the effects of the payments of costs to issue our new debt.

Debt Covenants

Events of Default

Our long-term obligations contain various financial tests and covenants, but do not require that we meet quarterly financial ratio targets in order to maintain compliance with the terms of the obligations unless we are in a minimum availability period under the terms of the ABL Revolver.

Our ABL Revolver requires us to meet a minimum fixed charge coverage ratio in order to incur additional indebtedness and make dividend distributions to holders of our common stock, subject to certain exceptions. Additionally, the ABL Revolver requires us to maintain a fixed charge coverage ratio in excess of 1.1 to 1.0 in periods of minimum availability where the availability for two consecutive calendar days is less than the greater of 1) 15% of the total commitment under the ABL Revolver and 2) $15.0 million. As of November 28, 2010, we were not in a minimum availability period and did not have any outstanding borrowings under the ABL Revolver. The fixed charge coverage ratio is defined by the ABL Revolver as the ratio of Adjusted EBITDA less unfinanced capital expenditures and net cash taxes paid to fixed charges which include cash payments for interest, capital lease obligations, scheduled principal payments on debt and other restricted payments.

Restrictions on Certain Transactions

The covenants contained in our senior debt agreements also restrict our ability to enter into certain transactions (the most significant of which are summarized below). Our ABL Revolver requires us to meet a minimum fixed charge coverage ratio of 1.25 to 1.00 in order to make certain restricted payments including dividend distributions to holders of our common stock, dividends or distributions to the parent company (Sealy Corporation), and debt repayments, subject to certain exceptions. The fixed charge coverage ratio is defined by the ABL Revolver agreement as the ratio of Adjusted EBITDA less unfinanced capital expenditures and net cash paid to fixed charges which include cash payments for interest, capital lease obligations, scheduled principal payments on debt and restricted payments. At November 28, 2010, adjustments to Adjusted EBITDA for cash taxes paid and unfinanced capital expenditures were $36.5 million. Fixed charges as calculated under the terms of the ABL Revolver agreement were $67.7 million. This results in a fixed charge coverage ratio of 2.09 to 1.00 at November 28, 2010 under the terms of the ABL Revolver agreement.

The indentures governing our Senior Notes, Convertible Notes and Senior Subordinated Notes also require us to meet a fixed charge coverage ratio of 2.0 to 1.0 in order to incur additional indebtedness and make certain restricted payments, including dividends or equity distributions, subject to certain exceptions. The fixed charge coverage ratio is defined by the indentures related to these notes as the ratio of Adjusted EBITDA to fixed charges which include interest expense, and cash dividend payments on certain preferred stock. At November 28, 2010, fixed charges as calculated under the terms of the indentures governing our Senior Notes, Convertible Notes and Senior Subordinated Notes were $81.3 million, resulting in a fixed charge coverage ratio of 2.19 to 1.00.

Non-compliance with the minimum fixed charge coverage ratio contained in the ABL Revolver agreement and the indentures governing the Senior Notes, Convertible Notes and 2014 Notes would prohibit Sealy Mattress Company and its subsidiaries from being able to incur additional indebtedness other than pursuant to specified exceptions.

The covenants contained within our debt agreements are based on what we refer to herein as "Adjusted EBITDA". In the senior debt agreements, Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance. Adjusted EBITDA is presented herein as it is a material component of these covenants. Additionally, management uses Adjusted EBITDA to evaluate the Company's operating performance and we believe that this measure provides useful incremental information to investors regarding our operating performance. While the determination of "unusual items" is subject to interpretation and requires judgment, we believe the adjustments listed below are in accordance with the covenants.

Adjusted EBITDA is not a recognized term under GAAP and does not purport to be an alternative to net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, it is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, these presentations may not be comparable to other similarly titled measures of other companies.

The following table sets forth a reconciliation of net income to EBITDA and EBITDA to Adjusted EBITDA for the years ended November 28, 2010, November 29, 2009, and November 30, 2008 (in thousands):

	2010	2009	2008
Net income (loss)	$(13,739)	$ 13,485	$ (3,803)
Interest expense	85,617	76,582	56,456
Income taxes	18,488	(1,380)	21,548
Depreciation and amortization	25,664	25,824	29,154
EBITDA	116,030	114,511	103,355
Adjustments for debt covenants:			
Refinancing charges	3,759	17,488	5,378
Non-cash compensation	15,862	12,638	3,375
KKR consulting fees	1,881	2,862	2,195
Severance charges	2,150	2,502	6,019
Goodwill impairment	0	1,188	2,831
Restructuring and impairment related charges	0	3,623	3,402
Loss on written option derivative	0	4,549	0
Discontinued operations	38,399	9,374	37,440
Other (various)(a)	(196)	(1,714)	1,554
Adjusted EBITDA	$177,885	$167,021	$165,549

(a) Consists of various immaterial adjustments.

As of and during the fiscal years ended November 28, 2010, November 29, 2009, and November 30, 2008, we were in compliance with the covenants contained within our debt instruments.

Off-Balance Sheet Arrangements

We occupy premises and utilize equipment under operating leases that expire at various dates through 2023. In accordance with generally accepted accounting principles, the obligations under those leases are not recorded on our balance sheet. Many of these leases provide for payment of certain expenses and contain renewal and purchase options. During the fiscal years ended November 28, 2010, November 29, 2009, and November 30, 2008, we recognized lease expenses of $19.2 million, $18.5 million and $18.1 million, respectively.

We are involved in a group of joint ventures to develop markets for *Sealy* branded products in Asia. These joint ventures are not considered to be variable interest entities and are therefore not consolidated for financial statement purposes. We account for our interest in the joint ventures under the equity method, and our net investment of $7.2 million is recorded as a component of other assets including debt issuance costs, net within the Consolidated Balance Sheet at November 28, 2010. We believe that any possible commitments arising from these joint ventures will not be significant to our consolidated financial position or results of operations.

In connection with the sale of our European manufacturing operations, we made certain guarantees with respect to the existence of liabilities and deficiencies related to assets as of the closing date that were not reflected in the European business' financial statements as of the closing date. Further, certain guarantees were made with respect to losses or damages incurred by the purchaser related to any misrepresentations or warranties made by us, outstanding disputes or judicial proceedings. Such guarantees are limited to an aggregate amount of 3.5 million Euro under the terms of the contract. As of November 28, 2010, we know of no outstanding contingencies that would be covered by this guarantee and we have concluded that the fair value is insignificant.

Contractual Obligations and Commercial Commitments

As previously discussed, our debt at November 28, 2010 consists of an asset-based revolving credit facility, under which no amounts are outstanding, $304.3 million of senior notes due 2016, $181.3 million of convertible paid-in kind notes due 2016, $268.9 million outstanding aggregate principal amount of senior subordinated notes due 2014, $39.9 million due on our financing obligations and an additional $0.8 million of other borrowings, most of which are owed by our international subsidiaries. The outstanding balance of the Convertible Notes indicated above includes accrued PIK interest and the effects of the accounting for the beneficial conversion features that were recognized upon the each of the January 15, 2010 and July 15, 2010 interest payment dates. See Note 8 of our Consolidated Financial Statements included in Item 8 for further details.

We engage in various hedging activities in order to mitigate the risk of variability in future cash flows resulting from floating interest rates on our debt and projected foreign currency and commodity purchase requirements. Accordingly, we have entered into contractual arrangements for interest rate swaps, foreign currency forward and option contracts, and fixed price swap agreements for diesel fuel. The related assets and liabilities associated with the fair value of such derivative instruments are recorded on our balance sheet. Changes in the fair value of these derivatives are recorded in our income statement, except for those associated with those agreements which have been designated as cash flow hedges for accounting purposes.

Significant judgment is required in evaluating our federal, state and foreign tax positions and in the determination of our tax provision. Despite our belief that the liability for unrecognized tax benefits is adequate, it is often difficult to predict the final outcome or the timing of the resolution of any particular tax matter. We may adjust these liabilities as relevant circumstances evolve, such as guidance from the relevant tax authority, or resolution of issues in the courts. These adjustments are recognized as a component of income tax expense entirely in the period in which they are identified. While we are currently undergoing examinations of certain of our corporate income tax returns by tax authorities, no issues related to these liabilities for uncertain tax positions have been presented to us and we have not been informed that such audits will result in an assessment or payment of taxes related to these positions during the one year period following November 28, 2010.

In accordance with FASB authoritative guidance on accounting for uncertainty in income taxes, we maintain a reserve for uncertain tax positions. At November 28, 2010, the entire net reserve for uncertain tax positions is $19.1 million and $1.4 million as a reduction of non-current deferred tax asset (including penalties and interest). At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years beyond 12 months due to uncertainties in the timing of the effective settlement of tax positions. As such, the unrecognized tax benefit liabilities are not included in the table below.

Our contractual obligations and other commercial commitments as of November 28, 2010 are summarized below (in thousands):

Contractual Obligations	2011	2012	2013	2014	2015	After 2016	Total Obligations
Principal maturities of long-term debt	$ 2,166	$ 1,638	$ 1,849	$271,148	$ 2,431	$516,018	$ 795,250
Projected interest on long-term debt(1)	73,641	74,797	76,049	67,218	56,633	35,781	384,119
Projected cash flows on derivatives(2)	163	—	—	—	—	—	163
Operating leases(3)	11,651	10,262	8,200	5,952	4,662	17,435	58,162
Total	$87,621	$86,697	$86,098	$344,318	$63,726	$569,234	$1,237,694

Other Commercial Commitments	2011	2012	2013	2014	2015	After 2016	Total Commitments
Standby Letters of Credit(4)	$15,956	—	—	—	—	—	$ 15,956

(1) $0.8 million of our outstanding debt at November 28, 2010 is subject to variable interest rates. Interest payments are projected based on rates in effect at November 28, 2010 assuming no variable rate fluctuations going forward. An increase in the interest rates applicable to the unhedged portion of our variable rate debt by 1% would result in an insignificant amount of additional annual cash interest expense. Further, these amounts include the paid in kind interest obligation related to our Convertible Notes which does not represent a cash interest payment.

(2) Our hedging instruments consist of the projected net settlements of our interest rate swaps and foreign currency contracts as of November 28, 2010 based on the expected timing of the net payments to be received under the agreements and have not been included in the above presentation as they do not currently represent obligations of the Company. The fair value of these instruments can fluctuate based on market conditions.

(3) Obligations under operating leases include only projected payments under current lease terms, excluding renewal options and assuming no exercise of any purchase options.

(4) We issue letters of credit in the ordinary course of business primarily to back our various obligations under workers compensation and other insurance programs, environmental liabilities, and open positions on certain of our derivative instruments. These obligations will renew automatically on an annual basis unless cancelled per our instructions.

As discussed in Note 17 to our Consolidated Financial Statements included in Item 8, we have an $8.7 million long term obligation arising from underfunded pension plans. Future minimum pension funding requirements are not included in the schedule above as they are not available for all periods presented. During fiscal 2011, we estimate that we will make approximately $2.1 million in contributions to the plans. In fiscal 2010, we contributed $1.6 million into the plans.

There are no agreements to purchase goods or services with fixed or minimum obligations. The schedule above does not include normal purchases which are made in the ordinary course of business.

Foreign Operations and Export Sales

We operate three manufacturing and distribution center facilities in Canada, and one each in Mexico, Argentina, and Uruguay. We participate in a group of joint ventures with our Australian licensee to import, manufacture, distribute and sell *Sealy* branded products in South East Asia. On December 1, 2008, a fifty percent interest in our operations in South Korea was sold for $1.4 million to our Australian licensee and these operations became part of the joint venture. On December 4, 2008, the Company and its Australian licensee each acquired a 50% interest in a joint venture that owns the assets of our former New Zealand licensee. The purchase price for the 50% ownership was $1.9 million. Additional contributions of $0.4 million were made by each party to the joint venture to fund the initial working capital of this entity. (See Note 12 to the Consolidated Financial Statements in Item 8). We also export products directly into many small international markets, and have license agreements in Thailand, Japan, the United Kingdom, Continental European Union countries, Brazil, Spain, Australia, South Africa, Israel, Jamaica, Saudi Arabia, the Bahamas and the Dominican Republic.

During fiscal 2010, we divested the assets of our European manufacturing operations in France and Italy which represented our Europe segment. Also during 2010, we discontinued our operations in Brazil and transitioned to a license arrangement with third parties in this market. We accounted for these businesses as discontinued operations, and, accordingly, we have reclassified the selected financial data for all periods presented to reflect them as such.

Impact of Recently Issued Authoritative Accounting Guidance

In December 2007, the Financial Accounting Standards Board ("FASB") issued authoritative guidance on noncontrolling interests in consolidated financial statements. This guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Company adopted this guidance in the first quarter of fiscal 2010, and it did not have a material impact on its financial statements.

In December 2007, the FASB issued authoritative guidance on business combinations, which significantly changes the principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The FASB also issued guidance for recognizing and measuring goodwill acquired in a business combination and what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company adopted this guidance in the first quarter of fiscal 2010, and it did not have a material impact on its financial statements.

In April 2008, the FASB issued authoritative guidance on the determination of the useful lives of intangible assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of an intangible asset. The Company adopted this guidance in the first quarter of fiscal 2010, and it did not have a material impact on its financial statements.

In June 2008, the FASB issued authoritative guidance which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share. The Company adopted this guidance in the first quarter of fiscal 2010 and retrospectively restated its earnings per share for previous periods in accordance with this guidance. The adoption did not have a material impact on the current or prior period financial statements presented herein.

In November 2008, the Emerging Issues Task Force ("EITF") of the FASB issued authoritative guidance which clarifies the accounting for certain transactions involving equity method investments. The Company adopted this guidance in the first quarter of fiscal 2010, and it did not have a material impact on its financial statements.

In June 2009, the FASB issued authoritative guidance on the consolidation of variable interest entities ("VIE"). This new guidance significantly affects the overall consolidation analysis. The Company adopted this guidance in the first quarter of fiscal 2010. The adoption of this guidance did not have a material impact on the Company's financial statements.

General Business Risk

Our customers include furniture stores, specialty sleep shops, department stores, membership warehouse clubs, hospitality customers and other stores. In the future, these customers may consolidate, undergo restructurings or reorganizations, or realign their affiliations, any of which could decrease the number of locations that carry our products. These customers are also subject to changes in consumer spending and the overall state of the economy, both domestically and internationally. As we have seen during the recent economic environment, our business, financial condition and results of operations may be affected by various economic factors. Unfavorable economic conditions such as the global economic recession we have experienced made it more difficult for us to maintain and continue our revenue growth. In an economic recession or under other adverse economic conditions, customers and vendors may be more likely to be unable to meet contractual terms or their payment obligations. Any of these factors could have a material adverse effect on our business, financial condition or results of operations.

Fiscal Year

We use a 52-53 week fiscal year ending on the closest Sunday to November 30, but no later than December 2. The fiscal years ended November 28, 2010, November 29, 2009 and November 30, 2008 were 52-week years.

Forward Looking Statements

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995. When used in this Annual Report on Form 10-K, the words "believes," "anticipates," "expects," "intends," "projects" and similar expressions are used to identify forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995. Such forward-looking statements relate to future financial and operation results. Any forward-looking statements contained in this report represent our management's current expectations, based on present information and current assumptions, and are thus prospective and subject to risks and uncertainties which could cause actual results to differ materially from those expressed in such forward-looking statements. Actual results could differ materially from those anticipated or projected due to a number of factors. These factors include, but are not limited to:

- the level of competition in the bedding industry;
- legal and regulatory requirements;
- the success of new products;
- our relationships with our major suppliers;
- fluctuations in costs of raw materials;
- our relationship with significant customers and licensees;

- our labor relations;
- departure of key personnel;
- encroachments on our intellectual property;
- product liability claims;
- the timing, cost and success of opening new manufacturing facilities;
- our level of indebtedness;
- interest rate risks;
- access to financial credit by our customers, vendors or us;
- future acquisitions;
- an increase in return rates; and
- other risks and factors identified from time to time in the Company's reports filed with the Securities and Exchange Commission, or the SEC.

All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this Annual Report on Form 10-K and are expressly qualified in their entirety by the cautionary statements include in this Annual Report on Form 10-K. Except as may be required by law, we undertake no obligation to publicly update or revise forward-looking statements which may be made to reflect events or circumstances after the date made or to reflect the occurrence of unanticipated events.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Foreign Currency Exposures

Our earnings are affected by fluctuations in the value of our subsidiaries' functional currency as compared to the currencies of our foreign denominated purchases. Foreign currency forward and option contracts are used to hedge against a portion of the earnings and cash flow effects of such fluctuations. The result of a uniform 10% change in the value of the U.S. dollar relative to currencies of countries in which we manufacture or sell our products would have an approximate $2.7 million dollar impact on our financial position for the year ended November 28, 2010. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar. We are also exposed to foreign currency fluctuations for license revenue, some of which is denominated in foreign currencies.

To protect against the reduction in value of forecasted foreign currency cash flows resulting from purchases in a foreign currency, we have instituted a forecasted cash flow hedging program. We hedge portions of our purchases denominated in foreign currencies and royalty payments to third parties with forward contracts. At November 28, 2010, we had outstanding forward and option foreign currency contracts to sell Canadian dollars for a total of 35.1 million US dollars. The expiration dates for the Canadian dollar contracts range from December 15, 2010 to November 15, 2011. At November 28, 2010, the fair value of these contracts was an asset of $0.1 million. The changes in fair value of the foreign currency hedges are included in net income, except for those contracts that have been designated as hedges for accounting purposes. For contracts designated as hedges for accounting purposes, the changes in fair value related to the effective portion of the hedge are recognized as a component of accumulated other comprehensive income.

Interest Rate Risk

Prior to the Refinancing and the disposition of the European operations, the Company was exposed to interest rate risk associated with fluctuations in the interest rates on its variable interest rate debt. However, the majority of our outstanding debt bears interest at fixed rates, thereby reducing our interest rate risk. We periodically utilize interest rate swap agreements to mitigate the risk related to fluctuations in variable interest rates associated with our outstanding debt instruments. Through the Refinancing and the disposition of our Europe segment, these interest rate swap agreements were terminated and at November 28, 2010, no such agreements were outstanding.

Based on the amount of our variable rate debt outstanding at November 28, 2010, a 12.5 basis point increase or decrease in variable interest rates would have an insignificant impact on our annual interest expense.

Commodity Price Risks

The cost of our steel innerspring, polyurethane foam, polyester, and polyethylene component parts were impacted sharply by the volatility in the prices of steel and petroleum in fiscal 2008. During fiscal 2009, the prices paid for steel and latex foam decreased from prior year levels and stabilized somewhat due to a reduction in the volatility in the related commodity prices through most of 2010. We periodically enter into commodity-based physical contracts to buy natural gas at agreed-upon fixed prices. These contracts are entered into in the normal course of business. During fiscal 2010, we entered into a forecasted cash flow hedging program through which we hedge a portion of our expected diesel fuel consumption through the use of fixed price swap contracts. These contracts reduce our exposure to the volatility in diesel fuel prices. At November 28, 2010, we had contracts outstanding for 0.2 million gallons of diesel fuel to be consumed through January 31, 2011. There were no such contracts outstanding at November 29, 2009.

Item 8. *Financial Statements and Supplementary Data*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sealy Corporation
Trinity, North Carolina

We have audited the accompanying consolidated balance sheets of Sealy Corporation and subsidiaries (the "Company") as of November 28, 2010 and November 29, 2009 and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the three fiscal years in the period ended November 28, 2010. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sealy Corporation and subsidiaries as of November 28, 2010 and November 29, 2009 and the results of their operations and their cash flows for each of the three fiscal years in the period ended November 28, 2010, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of November 28, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated January 20, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Raleigh, North Carolina
January 20, 2011

SEALY CORPORATION

Consolidated Balance Sheets

(in thousands, except per share amounts)

	November 28, 2010	November 29, 2009
ASSETS		
Current assets:		
Cash and equivalents	$ 109,255	$ 131,427
Accounts receivable (net of allowance for doubtful accounts, discounts and returns, 2010—$25,812; 2009—$26,675)	140,778	156,850
Inventories	57,178	56,810
Prepaid expenses and other current assets	19,543	21,080
Deferred income taxes	19,127	20,222
	345,881	386,389
Property, plant and equipment—at cost:		
Land	7,414	10,555
Buildings and improvements	126,645	147,415
Machinery and equipment	241,766	284,468
Construction in progress	9,645	4,551
	385,470	446,989
Less accumulated depreciation	(217,398)	(239,508)
	168,072	207,481
Other assets:		
Goodwill	361,958	360,583
Other intangibles—net of accumulated amortization (2010—$3,201; 2009—$18,900)	1,387	1,937
Deferred income taxes	6,140	6,874
Debt issuance costs, net, and other assets	53,319	52,206
	422,804	421,600
Total Assets	$ 936,757	$1,015,470

See accompanying notes to consolidated financial statements.

SEALY CORPORATION

Consolidated Balance Sheets (Continued)

(in thousands, except per share amounts)

	November 28, 2010	November 29, 2009
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Current portion-long term obligations	$ 2,166	$ 13,693
Accounts payable	66,507	88,971
Accrued expenses:		
Customer incentives and advertising	34,510	31,804
Compensation	22,390	43,105
Interest	14,359	15,230
Warranty	10,522	10,588
Other	26,676	25,848
	177,130	229,239
Long term obligations, net of current portion	793,084	833,766
Other noncurrent liabilities	53,357	59,625
Deferred income taxes	825	832
Commitments and contingencies	—	—
Stockholders' deficit:		
Preferred stock, $0.01 par value; Authorized 50,000 shares; Issued, none	—	—
Common stock, $0.01 par value; Authorized 600,000 shares; Issued and outstanding: 2010—97,688; 2009—94,654	979	947
Additional paid-in capital	911,066	885,064
Accumulated deficit	(1,006,689)	(992,950)
Accumulated other comprehensive income (loss)	7,005	(1,053)
	(87,639)	(107,992)
Total Liabilities and Stockholders' Deficit	$ 936,757	$1,015,470

See accompanying notes to consolidated financial statements.

SEALY CORPORATION

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Twelve Months Ended		
	November 28, 2010	November 29, 2009	November 30, 2008
Net sales	$1,219,471	$1,174,581	$1,343,323
Cost of goods sold	709,971	687,095	794,824
Gross profit	509,500	487,486	548,499
Selling, general and administrative expenses	398,053	382,514	443,606
Goodwill impairment loss	—	1,188	2,831
Amortization expense	289	289	289
Restructuring expenses and asset impairment	—	1,256	2,465
Royalty income, net of royalty expense	(17,529)	(16,432)	(17,323)
Income from operations	128,687	118,671	116,631
Interest expense	85,617	76,582	56,456
Loss on rights for convertible notes	—	4,549	—
Refinancing and extinguishment of debt and interest rate derivatives	3,759	17,423	5,378
Gain on sale of subsidiary stock	—	(1,292)	—
Other income, net	(226)	(70)	(388)
Income before income taxes	39,537	21,479	55,185
Income tax provision (benefit)	18,488	(1,380)	21,548
Equity in earnings of unconsolidated affiliates	3,611	—	—
Income (loss) from continuing operations	24,660	22,859	33,637
Loss from discontinued operations	(38,399)	(9,374)	(37,440)
Net (loss) income	$ (13,739)	$ 13,485	$ (3,803)
(Loss) earnings per common share—Basic			
Income (loss) from continuing operations per common share	$ 0.26	$ 0.25	$ 0.37
Loss from discontinued operations per common share	(0.40)	(0.10)	(0.41)
(Loss) earnings per common share—Basic	$ (0.14)	$ 0.15	$ (0.04)
Earnings per common share—Diluted			
Income (loss) from continuing operations per common share	$ 0.14	$ 0.15	$ 0.36
Loss from discontinued operations per common share	(0.13)	(0.05)	(0.40)
Earnings per common share—Diluted	$ 0.01	$ 0.10	$ (0.04)
Weighted average number of common shares outstanding:			
Basic	95,934	92,258	91,231
Diluted	289,857	185,639	93,729

See accompanying notes to consolidated financial statements.

SEALY CORPORATION

Consolidated Statements of Stockholders' Deficit

(in thousands, except per share amounts)

	Comprehensive Income (Loss)	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
		Shares	Amount				
Balance at December 2, 2007	$ 79,758	90,814	$902	$654,626	$ (796,523)	$ 9,202	$(131,793)
Net loss	(3,803)				(3,803)		(3,803)
Foreign currency translation adjustment	(24,731)					(24,731)	(24,731)
Adjustment to defined benefit plan liability, net of tax of $1,045	(1,644)					(1,644)	(1,644)
Change in fair value of cash flow hedge, net of tax of $1,559	(2,538)					(2,538)	(2,538)
Cumulative effect of a change in accounting principle—adoption of certain provisions relating to uncertain tax positions					(10,460)		(10,460)
Share-based compensation:							
Compensation associated with stock option grants				2,981			2,981
Directors' deferred stock compensation				26			26
Current period expense from restricted stock awards				222			222
Cash dividend ($0.08 per common share)					(6,811)		(6,811)
Exercise of stock options		986	14	(882)			(868)
Excess tax benefit on options exercised				407			407
Reversal of retiree put liability				2,372			2,372
Adjustment of common stock and options subject to redemption			1	8,795			8,796
Balance at November 30, 2008	$(32,716)	91,800	$917	$668,547	$ (817,597)	$(19,711)	$(167,844)
Net income	13,485				13,485		13,485
Foreign currency translation adjustment	11,164					11,164	11,164
Adjustment to defined benefit plan liability, net of tax of $680	(1,814)					(1,814)	(1,814)
Change in fair value of cash flow hedges, net of tax of $44	(136)					(136)	(136)
Loss on termination of interest rate swaps, net of tax of $5,834	9,444					9,444	9,444
Share-based compensation:							
Compensation associated with stock option grants				4,819			4,819
Directors' deferred stock compensation				371			371
Compensation associated with restricted stock awards				667			667
Compensation associated with restricted stock units				6,776			6,776
Exercise of stock options		271	4	23			27
Excess tax benefit on options exercised				(647)			(647)
Distribution of rights to purchase convertible notes					(188,838)		(188,838)
Settlement of rights to purchase Convertible Notes				193,388			193,388
Conversion of Convertible Notes		2346	23	2,267			2,290
Adjustment of common stock and options subject to redemption			3	8,853			8,856
Balance at November 29, 2009	$ 32,143	94,417	$947	$885,064	$ (992,950)	$ (1,053)	$(107,992)
Net loss	(13,739)				(13,739)		(13,739)
Foreign currency translation adjustment	8,041					8,041	8,041
Adjustment to defined benefit plan liability, net of tax of ($135)	549					549	549
Change in fair value of cash flow hedges, net of tax of $373	(532)					(532)	(532)
Share-based compensation							
Compensation associated with stock option grants				1,771			1,771
Directors' deferred stock compensation				251			251
Compensation associated with restricted stock awards				667			667
Compensation associated with restricted stock units				13,175			13,175
Exercise of stock options		391	4	292			296
Vesting of restricted share units, net		2,768	27	(4,627)			(4,600)
Vesting of restricted shares, net		112	1	(207)			(206)
Excess tax benefit on share based awards				417			417
Beneficial conversion feature on Convertible paid-in-kind Notes				14,263			14,263
Balance at November 28, 2010	$ (5,681)	97,688	$979	$911,066	$(1,006,689)	$ 7,005	$ (87,639)

See accompanying notes to consolidated financial statements.

SEALY CORPORATION

Consolidated Statements of Cash Flows

(in thousands)

	Twelve Months Ended		
	November 28, 2010	November 29, 2009	November 30, 2008
Operating activities:			
Net (loss) income	$(13,739)	$ 13,485	$ (3,803)
Adjustments to reconcile net income to cash provided by operating activities:			
Depreciation and amortization	28,676	33,401	35,949
Deferred income taxes	1,121	(10,403)	8,318
Impairment charges	22.963	2,514	28,348
Amortization of deferred gain on sale-leaseback	(646)	(644)	—
Paid in kind interest on convertible notes	16,109	5,323	—
Amortization of discount on new senior secured notes	1,431	709	—
Amortization of debt issuance costs and other	4,750	4,124	2,395
Loss on rights for convertible notes	—	4,549	—
Share-based compensation	15,864	12,633	3,392
Excess tax benefits from share-based payment arrangements	(417)	—	(406)
Loss on sale of assets	260	975	625
Write-off of debt issuance costs related to debt extinguishments	2,709	2,195	—
Loss on repurchase of senior notes	1,050	0	—
Loss on termination of interest rate swaps	—	15,232	—
Payment to terminate interest rate swaps	—	(15,232)	—
Loss (Gain) on disposition of subsidiary	2,399	(1,292)	—
Other, net	2,618	(3,817)	(4,104)
Changes in operating assets and liabilities:			
Accounts receivable	(3,226)	7,242	37,566
Inventories	(12,115)	7,142	5,844
Other current assets	(3,628)	16,676	(3,035)
Other assets	(3,791)	(1,161)	—
Accounts payable	(4,873)	(13,064)	(29,922)
Accrued expenses	(8,711)	8,220	(28,529)
Other liabilities	(338)	(10,154)	1,075
Net cash provided by operating activities	48,466	78,653	53,713
Investing activities:			
Purchase of property, plant and equipment	(16,578)	(12,428)	(24,975)
Proceeds from sale of property, plant and equipment	124	10,388	62
Net proceeds (outflow) from disposition of subsidiary	(340)	1,237	—
Investments in and loans to unconsolidated affiliate	—	(2,322)	—
Repayments of loans and capital from unconsolidated affiliate	3,205	(138)	—
Net cash used in investing activities	(13,589)	(3,263)	(24,913)
Financing activities:			
Cash dividends	—	—	(6,811)
Proceeds from issuance of long-term obligations	4,702	6,280	9,305
Repayments of long-term obligations	(15,068)	(18,285)	(44,455)
Repayment of senior term loans	—	(377,181)	—
Proceeds from issuance of new senior secured notes	—	335,916	—
Proceeds from issuance of related party notes	—	177,132	—
Repayment of related party notes	—	(83,284)	—
Repayment of senior secured notes, including premium of $1,050	(36,050)	—	
Proceeds from issuance of convertible notes	—	83,284	—
Repayment of subordinated notes, including discounts taken of $47	—	(4,953)	—
Borrowings under revolving credit facilities	—	141,158	283,527
Repayments under revolving credit facilities	—	(205,558)	(260,617)
Repurchase of common stock associated with vesting of employee share-based awards	(4,806)	—	—
Exercise of employee stock options, including related excess tax benefits	714	30	482
Debt issuance costs	—	(27,617)	(100)
Other	(8)	(428)	—
Net cash (used in) provided by financing activities	(50,516)	26,494	(18,669)
Effect of exchange rate changes on cash	(6,533)	2,947	1,858
Change in cash and equivalents	(22,172)	104,831	11,989
Cash and equivalents:			
Beginning of period	131,427	26,596	14,607
End of period	$109,255	$ 131,427	$ 26,596
Supplemental disclosures:			
Taxes paid (net of tax refunds of $5, $8,000, and $159 in fiscal 2010, 2009 and 2008, respectively)	$ 20,069	$ 12,852	$ 22,882
Interest paid	$ 66,071	$ 69,397	$ 58,164

See accompanying notes to consolidated financial statements.

SEALY CORPORATION

Notes To Consolidated Financial Statements

Note 1: *Basis of Presentation and Significant Accounting Policies*

Business

Sealy Corporation and its subsidiaries (the "Company") are engaged in the consumer products business and manufacture, distribute and sell conventional bedding products including mattresses and box springs, as well as specialty bedding products which include latex and visco-elastic mattresses. The Company's products are manufactured in a number of countries in North and South America. Substantially all of the Company's trade accounts receivable are from retail customers. The Company also licenses its brands in markets both domestic and international and receives royalty income from these arrangements. Further, the Company participates in joint ventures which manufacture and distribute product under its brand names in various Asian markets.

Basis of Presentation and Principles of Consolidation

The Consolidated Financial Statements include the accounts of Sealy Corporation and its 100%-owned subsidiary companies. Intercompany transactions are eliminated. The equity method of accounting is used for joint ventures and investments in associated companies over which the Company has significant influence, but does not have effective control and consolidation is not otherwise required under the Financial Accounting Standards Board's (the "FASB") authoritative guidance surrounding the consolidation of variable interest entities ("VIE"). Significant influence is generally deemed to exist when the Company has an ownership interest in the voting stock of the investee of between 20% and 50%, although other factors, such as representation on the investee's Board of Directors, voting rights and the impact of commercial arrangements, are considered in determining whether the equity method of accounting is appropriate. The Company's equity in the net income and losses of these investments is reported in selling, general and administrative expenses in the accompanying Consolidated Statements of Operations. Also, based on triggering events, the Company assesses whether it has any primary beneficial interests in any VIE which would require consolidation of such entity. At November 28, 2010, the Company does not have a VIE for which it is currently required to evaluate whether it is the primary beneficiary.

As discussed in Note 13, in November 2010, the Company divested its European manufacturing operations in France and Italy which represented our Europe segment. The Company also discontinued our operations in Brazil in the fourth quarter of fiscal 2010. In both of these markets, the Company has transitioned to a license arrangement with third parties. We accounted for these businesses as discontinued operations, and, accordingly, we have reclassified the Consolidated Statements of Operations for all periods presented to reflect them as such. The Consolidated Balance Sheet and Statements of Cash Flows have not been adjusted for discontinued operations presentation. Unless otherwise noted, discussions in these notes pertain to our continuing operations.

At November 28, 2010, affiliates of Kohlberg Kravis Roberts & Co. L.P. ("KKR") controlled approximately 47.7% of the issued and outstanding common stock of the Company.

Note 1: ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

Significant accounting policies used in the preparation of the Consolidated Financial Statements are summarized below.

Fiscal Year

The Company uses a 52-53 week fiscal year ending on the closest Sunday to November 30, but no later than December 2. The fiscal years ended November 28, 2010, November 29, 2009 and November 30, 2008 were 52-week years.

Recently Issued Authoritative Accounting Guidance

In December 2007, the FASB issued authoritative guidance on noncontrolling interests in consolidated financial statements. This guidance establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Company adopted this guidance in the first quarter of fiscal 2010, and it did not have a material impact on its financial statements.

In December 2007, the FASB issued authoritative guidance on business combinations, which significantly changes the principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The FASB also issued guidance for recognizing and measuring goodwill acquired in a business combination and what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company adopted this guidance in the first quarter of fiscal 2010, and it did not have a material impact on its financial statements.

In April 2008, the FASB issued authoritative guidance on the determination of the useful lives of intangible assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of an intangible asset. The Company adopted this guidance in the first quarter of fiscal 2010, and it did not have a material impact on its financial statements.

In June 2008, the FASB issued authoritative guidance which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing basic and diluted earnings per share. The Company adopted this guidance in the first quarter of fiscal 2010 and retrospectively restated its basic and diluted earnings per share for previous periods in accordance with this guidance. The adoption did not have a material impact on the current or prior period financial statements presented herein.

In November 2008, the Emerging Issues Task Force ("EITF") of the FASB issued authoritative guidance which clarifies the accounting for certain transactions involving equity method investments. The Company adopted this guidance in the first quarter of fiscal 2010, and it did not have a material impact on its financial statements.

In December 2008, the FASB issued authoritative guidance on employers' disclosures about plan assets of a defined benefit pension or other postretirement plan. This interpretation is effective for financial statements issued for fiscal years ending after December 15, 2009. The Company has adopted this interpretation in the fourth quarter of fiscal 2010, and has included the required disclosures in the financial statements related to the assets of the Company's defined benefit pension plans.

Note 1: ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

In June 2009, the FASB issued authoritative guidance on the consolidation of VIEs. This new guidance significantly affects the overall consolidation analysis. The Company adopted this guidance in the first quarter of fiscal 2010. The adoption of this guidance did not have a material impact on the Company's financial statements.

In January 2010, the FASB issued authoritative guidance to amend the disclosure requirements related to recurring and nonrecurring fair value measurements. The guidance requires new disclosures on the transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons and timing of the transfers, which the Company adopted in the second quarter of fiscal 2010. Additionally, the guidance requires a rollforward of activities related to the purchases, sales, issuance and settlements of assets and liabilities measured using Level 3 fair value measurements. The Company will adopt this guidance in the first quarter of fiscal 2012. The adoption of this guidance will increase the level of disclosures in the financial statements related to fair value measurements.

In January 2010, the FASB issued authoritative guidance to amend the accounting and reporting requirements for decreases in ownership of a subsidiary. This guidance requires that a decrease in the ownership interest of a subsidiary that does not result in a change of control be treated as an equity transaction. The guidance also expands the disclosure requirements about the deconsolidation of a subsidiary. The Company adopted this guidance in the first quarter of fiscal 2010 and it did not have a material impact on its financial statements.

In July 2010, the FASB issued authoritative guidance which requires expanded disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses on a disaggregated basis. The Company will adopt the portion of this guidance which pertains to disclosures as of the end of a reporting period in the first quarter of fiscal 2011. The Company will adopt the portion of this guidance which pertains to the activity that occurs during a reporting period in the second quarter of fiscal 2011. The adoption of this guidance will increase the level of disclosures in the financial statements related to the credit quality of its financing receivables and allowance for credit losses.

In December 2010, the FASB issued authoritative guidance which modifies the requirements of step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The Company will adopt this guidance in the first quarter of fiscal 2012. The Company is still assessing the potential impact of adoption.

Revenue Recognition

The Company recognizes revenue when realized or realizable and earned, which is when the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the sales price is fixed or determinable; and collectibility is reasonably assured. The recognition criteria are met when title and risk of loss have transferred from the Company to the buyer, which is upon delivery to the customer sites or as determined by legal requirements in foreign jurisdictions. At the time revenue is recognized, the Company provides for the estimated costs of warranties and reduces revenue for estimated returns and cash discounts. The Company also records reductions to revenue for customer incentive programs offered including volume discounts, promotional allowances, slotting fees and supply agreement amortization, and records liabilities pursuant to these agreements. The Company periodically assesses these liabilities based on actual sales and claims to determine whether the customers will meet

Note 1: ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

the requirements to receive rebate funds. The Company generally negotiates these agreements on a customer-by-customer basis. Some of these agreements extend over several periods and are linked with supply agreements. Accordingly, $102.5 million, $94.0 million, and $93.9 million were recorded as a reduction of revenue for fiscal 2010, 2009 and 2008, respectively.

We continue to actively monitor the financial condition of our customers to determine the potential for nonpayment of trade receivables. In determining our allowance for doubtful accounts, we also consider other general economic factors. Our management believes that our process of specific review of customers, combined with overall analytical review provides a reliable evaluation of ultimate collectibility of trade receivables. We recorded a bad debt provision of $2.5 million, $3.7 million and $8.5 million in fiscal 2010, 2009 and 2008, respectively which is recorded as a component of selling, general and administrative expenses in the Consolidated Statements of Operations.

Product Delivery Costs

Included in the Company's selling, general and administrative expenses in the consolidated statement of operations for fiscal 2010, 2009 and 2008 were $67.4 million, $65.1 million and $78.8 million, respectively, in shipping and handling costs associated with the delivery of finished mattress products to its customers, including approximately $5.7 million, $5.8 million and $7.3 million, respectively, of costs associated with internal transfers between plant locations. Since we include these costs within selling, general and administrative expenses, our cost of goods sold may not be comparable with that reported by other entities.

Concentrations of Credit and Other Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, receivables, foreign currency forward and option contracts and interest rate swap arrangements. The Company places its cash and cash equivalents with major financial institutions and limits the amount of credit exposure to any one institution.

The Company's accounts receivable arise from sales to numerous customers in a variety of markets and geographies around the world. Receivables arising from these sales are generally not collateralized. The Company's customers include furniture stores, national mass merchandisers, specialty sleep shops, department stores, contract customers and other stores. The top five customers accounted for approximately 36.9%, 32.6% and 28.4% of the Company's net sales for the years ended November 28, 2010, November 29, 2009 and November 30, 2008, respectively. One customer accounted for more than 10% of the Company's net sales in fiscal 2010, 2009 and 2008. The Company performs ongoing credit evaluations of its customers' financial conditions and maintains reserves for estimated credit losses. Such losses, in the aggregate, have not materially exceeded management's estimates.

The counterparties to the Company's foreign currency and commodity-based fixed price swap agreements are major financial institutions. The Company has not experienced non-performance by any of its counterparties nor does the Company expect there to be significant non-performance risks associated with its derivative counterparties at November 28, 2010.

The Company is presently dependent upon a single supplier for certain polyurethane foam components in its mattress units. Such components are purchased under a supply agreement, and are manufactured in accordance with proprietary process designs exclusive to the supplier. The Company has incorporated these methods of construction into many of its branded products. The Company

Note 1: ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

continually looks to develop alternative supply sources, allowing acquisition of similar component parts which meet the functional requirement of various product lines. The Company also purchases a significant portion of its box spring components from a single supplier and manufactures only a minor amount of these parts. The Company is also dependent on a single supplier for the visco-elastic components and assembly of its *TrueForm* and *Embody* specialty product lines. The related product in which these components and assembly processes are used does not represent a significant portion of overall sales. Except for its dependence regarding certain polyurethane foam and visco-elastic components and assembly of its *TrueForm* and *Embody* specialty product lines, the Company does not consider itself to be dependent upon any single outside vendor as a source of supply to its conventional bedding or specialty businesses, and the Company believes that sufficient sources of supply for the same, similar or alternative components are available.

Approximately 67% of the employees at the Company's 25 North American plants are represented by various labor unions with separate collective bargaining agreements. The Company's current collective bargaining agreements, which are typically three years in length, expire at various times beginning in fiscal 2011 through 2013. Of the employees covered by collective bargaining agreements, approximately 36% are under contracts expiring in fiscal 2011. Certain employees at the Company's international facilities are also covered by collective bargaining agreements, which expire at various terms between fiscal 2011 and 2013.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amount of assets and liabilities and disclosures on contingent assets and liabilities at year end and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. Material estimates that are particularly susceptible to significant change relate to the determination of the accrued warranty obligation, allowance for doubtful accounts, discounts and returns, cooperative advertising and promotional accruals, share-based compensation, valuation of goodwill and intangible assets, reserve for workers' compensation claims, benefit plan obligations and expenses, environmental contingencies and tax assets, liabilities and expense.

See "Warranties" below regarding the effect of changes in estimates associated with the Company's reserve for product warranties.

See "Self-Insurance" below regarding estimates associated with the Company's reserve for workers' compensation claims.

See "Income Taxes" below regarding estimates associated with the Company's uncertain tax positions and valuation allowances against net deferred tax assets.

Foreign Currency

Subsidiaries located outside the U.S. use the local currency as the functional currency. Assets and liabilities are translated at exchange rates in effect at the balance sheet date and income and expense accounts at average exchange rates during the year. Resulting translation adjustments are recorded directly to a separate component of stockholders' deficit (accumulated other comprehensive income (loss)) and are not tax effected since they relate to investments which are permanent in nature. Foreign currency transaction gains and losses are recognized in cost of goods sold or selling, general and

Note 1: ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

administrative expenses at the time they occur. The Company recorded foreign currency transaction (losses) gains of ($4.2 million), $(5.9 million) and $0.7 million in fiscal 2010, 2009 and 2008, respectively.

Cash and Equivalents

The Company considers all highly liquid debt instruments with an original maturity at the time of purchase of three months or less to be cash equivalents. Included as cash equivalents are money market funds that are stated at cost, which approximates market value.

Checks Issued In Excess of Related Bank Account Balances

Accounts payable and accrued compensation expenses include book overdrafts in the amounts of $11.2 million and $0.0 million at November 28, 2010 and $7.0 million and $0.8 million at November 29, 2009, respectively. The change in the reclassified amount of checks issued in excess of the related bank account balance on our books (which does not represent a negative bank account balance) is included in cash flows from operations in the statements of cash flows.

Inventory

The cost of inventories is determined by the "first-in, first-out" ("FIFO") method, which approximates current cost. The cost of inventories includes raw materials, direct labor and manufacturing overhead costs. The Company adjusts the basis of its inventory value for excess, obsolete or slow moving inventory based on changes in customer demand, technology developments or other economic factors.

Supply Agreements

The Company from time to time enters into long term supply agreements with its customers to sell its branded products to customers in exchange for minimum sales volume or a minimum percentage of the customer's sales or space on the retail floor. Such agreements generally cover a period of two to five years. In these long term agreements, the Company reserves the right to pass on its cost increases to its customers. Other costs such as transportation and warranty costs are factored into the wholesale price of the Company's products and passed on to the customer. Initial cash outlays by the Company for such agreements are capitalized and amortized generally as a reduction of sales over the life of the contract. The majority of these cash outlays are ratably recoverable upon contract termination. Such capitalized amounts are included in "Prepaid expenses and other current assets" and "Debt issuance costs, net, and other assets" in the Company's Consolidated Balance Sheets.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation expense is provided based on historical cost and estimated useful lives ranging from approximately twenty to forty years for buildings and building improvements and three to fifteen years for machinery and equipment. The Company uses the straight-line method for calculating the provision for depreciation. Depreciation expense for fiscal 2010, 2009 and 2008 was $25.1million, $25.5 million, and $25.6 million, respectively and is primarily recorded in cost of goods sold on the consolidated statements of operations.

Note 1: ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

The Company reviews property, plant and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to future net undiscounted cash flows expected to be generated by the asset group. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

No impairment charges related to property, plant and equipment were recognized during fiscal 2010 other than those related to discontinued operations. Impairment charges recognized related to property, plant and equipment for fiscal 2009 were $1.3 million and relate to the decision to cease manufacturing of certain foundation components and begin purchasing all of these components from third party suppliers. Impairment charges recognized in fiscal 2008 were $0.9 million and relate to the closure of the Company's manufacturing facility in Clarion, Pennsylvania. These charges have been recorded as a component of restructuring expenses and asset impairments in the Consolidated Statements of Operations (See Note 25).

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Fair value is determined based upon estimates of the amount to be recovered upon disposal of the facility. There were no assets qualifying as held for sale at November 28, 2010 or November 29, 2009.

It is Company policy to capitalize certain costs incurred in connection with developing or obtaining internal-use software.

Goodwill

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of the identifiable net tangible and identifiable intangible assets acquired. Goodwill is not amortized but must be reviewed for impairment at least annually and if a triggering event were to occur in an interim period. The Company performs at least an annual assessment of goodwill for impairment as of the beginning of the fiscal fourth quarter or whenever events or circumstances indicate that the carrying value of goodwill may not be recoverable from future cash flows. The Company assesses recoverability using several methodologies to determine fair value of a reporting unit, which include the present value of estimated future cash flows and comparisons of multiples of enterprise values to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The analysis is based upon available information regarding expected future cash flows of each reporting unit discounted at estimated market rates. Discount rates are based upon the cost of capital specific to the reporting unit. If the carrying value of the reporting unit exceeds the fair value of the reporting unit, a second analysis is performed to allocate the fair value to all assets and liabilities. If, based on the second analysis, it is determined that the indicated fair value of goodwill of the reporting unit is less than the carrying value, the Company would recognize impairment for the excess of carrying value over fair value of goodwill. In connection with its fiscal 2009 annual evaluation for goodwill impairment the Company recorded a non-cash charge of $1.2 million related to the impairment of the goodwill of its Argentina reporting unit. The impairment charge is based upon the fair value of the assets and liabilities of the reporting unit. In connection with an interim evaluation of goodwill in the fourth quarter of 2008, the Company recorded a non-cash charge of $2.8 million related to the impairment of the goodwill of its Puerto Rico reporting unit (See Note 6).

Note 1: ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

Debt Issuance Costs

The Company capitalizes costs associated with the issuance of debt and amortizes them as additional interest expense over the lives of the debt on a straight-line basis which approximates the effective interest method. Upon the prepayment of the related debt, the Company accelerates the recognition of an appropriate amount of the costs as refinancing and extinguishment of debt and interest rate derivatives. Additional expense arising from such prepayments during fiscal 2010, 2009 and 2008 was $2.7 million, $0.1 million and $0.0 million, respectively.

In connection with the refinancing of the Company's senior secured credit facilities in May 2009, the Company recorded fees in the amount of $27.6 million which were deferred and will be amortized over the life of the new agreements. Since the old senior secured term loans are considered terminated, the remaining unamortized debt issuance costs of $2.1 million were expensed and recognized as a component of refinancing and extinguishment of debt and interest rate derivatives in the Consolidated Statements of Operations. The remaining unamortized debt issuance costs associated with the old senior revolving credit facility will continue to be amortized over the life of the Company's new asset-based revolving credit facility as such credit facility met the criteria for modification treatment rather than extinguishment.

In connection with the Second Amendment to the Third Amended and Restated Credit Agreement entered into in November 2008, the Company paid fees to the creditor in the amount of $5.4 million, which were recorded as a component of refinancing and extinguishment of debt and interest rate derivatives in the Consolidated Statements of Operations. In accordance with the FASB's authoritative guidance surrounding a debtor's accounting for a modification or exchange of debt instruments, these costs were expensed as incurred. The Company also paid approximately $0.1 million of fees to third parties that were deferred and will be amortized over the life of the amended agreement. The Company has the following amounts recorded in debt issuance costs, net, and other assets (in thousands):

	November 28, 2010	November 29, 2009
Gross cost	$27,744	$34,008
Accumulated amortization	(5,603)	(4,783)
Net deferred debt issuance costs	$22,141	$29,225

Royalty Income and Expense

The Company recognizes royalty income based on sales of *Sealy*, *Stearns & Foster*, and *Bassett* branded product by various licensees. The Company recognized gross royalty income of $17.6 million, $16.5 million and $17.6 million in fiscal 2010, 2009, and 2008, respectively. The increase in royalty income has been driven by increased sales by our international licensees along with favorable fluctuations in international currency rates The Company also pays royalties to other entities for the use of their names on product produced by the Company. The Company recognized royalty expense of $0.1 million in fiscal 2010 and 2009 and $0.3 million in fiscal 2008, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method in accordance with the FASB's authoritative guidance on accounting for income taxes. Deferred tax assets and liabilities are recognized

Note 1: ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company provides valuation allowances against the net deferred tax asset for amounts that are not considered more likely than not to be realized (See Note 16 for disclosure of amounts related to deferred taxes and associated valuation allowances).

Significant judgment is required in evaluating the Company's federal, state and foreign tax positions and in the determination of its tax provision. Despite management's belief that the Company's liability for unrecognized tax benefits is adequate, it is often difficult to predict the final outcome or the timing of the resolution of any particular tax matters. The Company may adjust these reserves as relevant circumstances evolve, such as guidance from the relevant tax authority, its tax advisors, or resolution of issues in the courts. The Company's tax expense includes the impact of reserve provisions and changes to reserves that it considers appropriate, as well as related interest and penalties. These adjustments are recognized as a component of income tax expense entirely in the period in which they are identified. The Company is currently undergoing examinations of its corporate income tax returns by tax authorities. No issues related to these reserved positions have been presented to the Company. The Company believes that such audits will not result in an assessment and payment of taxes related to these positions during the one year following November 28, 2010.

Advertising Costs

The Company expenses all advertising costs as incurred. The estimated fair value of cooperative advertising costs paid to customers is recorded as a component of selling, general and administrative expense within the Consolidated Statements of Operations when the customer provides proof of advertising. The Company periodically assesses the liabilities recorded for cooperative advertising based on actual sales and claims to determine whether all of the cooperative advertising earned will be used by the customer. Advertising expenses, including cooperative advertising, for fiscal 2010, 2009 and 2008 amounted to $140.4 million, $125.7 million and $153.0 million, respectively.

Warranties

The Company's warranty policy provides a ten year non-prorated warranty service period on all currently manufactured *Sealy Posturepedic*, *Stearns & Foster* and *Bassett* bedding products and some other *Sealy* branded products and a twenty year warranty period on the major components of the Company's *TrueForm* and *MirrorForm* visco-elastic products as well as the Company's *SpringFree* latex product, the last ten years of which are prorated on a straight-line basis. Though discontinued in 2008, the Company's *Right Touch* products have a twenty year limited warranty that covers only certain parts of the product and is prorated for part of the twenty years. The Company's policy is to accrue the estimated cost of warranty coverage at the time the sale is recorded based on historical trends of warranty costs. The estimate involves an average lag time in days between the sale of a bed and the date of its return, applied to the current rate of warranty returns.

The Company amended its warranty policy on *Sealy* branded promotional bedding to three years for product produced after fiscal 2007. The impact of this change to the warranty policy did not have a significant impact on the Company's financial results or position.

Note 1: ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

During fiscal 2008, the Company completed an analysis of its returns claims experience based on historical return trends for the Company's U.S. business, which resulted in a change in estimate for warranty claims. See Note 3.

The change in the Company's accrued warranty obligations for the fiscal 2010, 2009 and 2008 was as follows (in thousands):

	November 28, 2010	November 29, 2009	November 30, 2008
Accrued warranty obligations at beginning of period	$ 16,464	$ 16,487	$ 15,964
Warranty claims(1)	(19,572)	(18,082)	(20,034)
Warranty provisions(2)	20,692	18,059	23,032
Change in estimate (Note 3)	—	—	(2,475)
Accrued warranty obligations at end of period	$ 17,584	$ 16,464	$ 16,487

(1) Warranty claims for the year ended November 28, 2010 include approximately $8.3 million for claims associated with products sold prior to November 29, 2009 that are still under warranty. In estimating its warranty obligations, the Company considers the impact of recoverable salvage value on warranty cost in determining its estimate of future warranty obligations. The Company utilizes warranty trends on existing similar product in order to estimate future warranty claims associated with newly introduced product. Warranty claims and provisions shown above do not include estimated salvage recoveries that reduced cost of sales by $5.8 million, $5.9 million and $5.9 million for fiscal 2010, 2009 and 2008, respectively.

(2) The provision for fiscal 2010 includes an increase of approximately $0.5 million relating to decreased recoverable salvage value included in the warranty obligation estimate. The provision for fiscal 2009 includes a decrease of an insignificant amount relating to increased recoverable salvage value included in the warranty obligation estimate. The provision for fiscal 2008 includes an increase of approximately $0.5 million relating to decreased recoverable salvage value included in the warranty obligation estimate.

As of November 28, 2010 and November 29, 2009, $10.5 million and $10.6 million is included as a component of other accrued liabilities and $7.1 million and $5.9 million is included as a component of other noncurrent liabilities within the accompanying Consolidated Balance Sheet, respectively.

Self-Insurance

The Company is self-insured for certain losses related to medical claims with excess loss coverage of $375,000 per claim per year. The Company also utilizes large deductible policies to insure claims related to general liability, product liability, automobile, and workers' compensation. The Company's recorded liability for workers' compensation represents an estimate of the ultimate cost of claims incurred as of the balance sheet date. The estimated workers' compensation liability is discounted and is established based upon analysis of historical data and actuarial estimates, and is reviewed by management and third-party actuaries on a quarterly basis to ensure that the liability is appropriate. The discount rate used to estimate the workers' compensation liability was 2% and 3% for fiscal 2010 and 2009, respectively. While the Company believes these estimates are reasonable based on the information currently available, if actual trends, including the severity or frequency of claims, medical

Note 1: ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

cost inflation, or fluctuations in premiums, differ from the Company's estimates, the Company's results of operations could be impacted. As of November 28, 2010 and November 29, 2009, $4.2 million and $6.0 million of the recorded liability is included as a component of other accrued liabilities and $7.1 million and $6.5 million is included as a component of other noncurrent liabilities within the accompanying Consolidated Balance Sheets, respectively.

Research and Development

Product development costs are charged to operations during the period incurred and are not considered material.

Environmental Costs

Environmental expenditures that relate to current operations are expensed or capitalized, as appropriate, under the FASB's authoritative guidance on environmental remediation liabilities. Expenditures that relate to an existing condition caused by past operations and that do not provide future benefits are expensed as incurred. Liabilities are recorded when environmental assessments are made or the requirement for remedial efforts is probable, and the costs can be reasonably estimated. The timing of accruing for these remediation liabilities is generally no later than the completion of feasibility studies. The Company has an ongoing monitoring and identification process to assess how the activities, with respect to the known exposures, are progressing against the accrued cost estimates, as well as to identify other potential remediation sites that are presently unknown.

Conditional Asset Retirement Obligations

The Company recognizes asset retirement obligations for obligations in certain of the Company's facility leases that require the Company to return those properties to the same or similar condition at the end of the lease as existed when the Company began using those facilities. Although the lease termination dates range from 2015 to 2023, the Company may be able to renegotiate such leases to extend the terms.

Additionally, the Company also owns certain factories that contain asbestos. Current regulations require that the Company remove and dispose of asbestos if the factory undergoes major renovations or is demolished. Although the Company is not required to remove the asbestos unless renovation or demolition occurs, it is required to monitor and ensure that it remains stable and is required to notify any potential buyer of its existence. The Company has not recognized asset retirement obligations in its financial statements for asbestos at any facilities because management believes that there is an indeterminate settlement date for the retirement obligation as the range of time over which the Company may be required to remove and dispose of the asbestos is unknown or cannot be estimated. The Company currently has no plans to demolish a factory or to undertake a major renovation that would require removal of the asbestos at any of these other facilities. Management will continue to monitor this issue and will record an asset retirement obligation if a determinate settlement date becomes known which is required in order to estimate an obligation.

Asset retirement obligations recorded as a component of other noncurrent liabilities in the Consolidated Balance Sheets were $1.2 million and $1.7 million at November 28, 2010 and November 29, 2009, respectively. An immaterial amount of accretion and depreciation expense was recognized in fiscal 2010, 2009 and 2008.

Note 1: ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

Derivative Financial Instruments

The Company uses financial instruments, including forward, option and swap contracts to manage its exposures to movements in interest rates, foreign exchange rates and diesel fuel prices. The use of these financial instruments allows the Company to reduce its overall exposure to fluctuations in interest rates, foreign exchange rates and diesel prices. The Company's hedging relationships are either designated as hedging instruments or are considered to be economic hedges which are not designated as hedging instruments.

The Company formally documents its designated hedging relationships by identifying the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. The Company also formally assesses, both at inception and at least quarterly thereafter, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the cash flows of the hedged item. The effective portion of the change in fair value of a derivative is recorded as a component of accumulated other comprehensive income in the Consolidated Balance Sheets. When the hedged item affects the income statement, the gain or loss included in accumulated other comprehensive income is reported on the same line in the Consolidated Statements of Operations as the hedged item. In addition, any ineffective portion of the changes in the fair value of derivatives used as cash flow hedges and the changes in the fair value related to those hedging instruments that are not designated as hedges for accounting purposes are reported in the Consolidated Statements of Operations as the changes occur. If it is determined that a derivative ceases to be a highly effective hedge, or if the anticipated transaction is no longer likely to occur, the Company discontinues hedge accounting and any deferred gains or losses are recorded in the Consolidated Financial Statements.

The Company's hedging relationships that are considered to be economic hedges are recorded at their fair value at the end of each period. The resulting changes in fair value are included as a component of earnings in the period that they occur.

Derivatives are recorded in the Consolidated Balance Sheets at fair value which is based upon an income approach which consists of a discounted cash flow model that takes into account the present value of the future cash flows under the terms of the contracts using current market information as of the reporting date such as prevailing interest rates and foreign currency spot and forward rates.

Share-Based Compensation

For new share-based compensation awards issued and awards modified, repurchased, or cancelled, the cost is equal to the fair value of the award at the date of the grant, and compensation expense is recognized for those awards earned over the service period. Certain of the equity awards vest based upon the Company achieving certain EBITDA performance targets. During the service period, management estimates whether or not the EBITDA performance targets will be met in order to determine the vesting period for those awards and what amount of compensation cost should be recognized related to these awards. At the date of grant, we determine the fair value of the awards using the Black-Scholes option pricing formula, the trinomial lattice model or the closing price of the Company's common stock, as appropriate under the circumstances. Management estimates the period of time the employee will hold the option prior to exercise and the expected volatility of Sealy Corporation's stock, each of which impacts the fair value of the stock options. The fair value of restricted shares and restricted share units is based upon the closing price of the Company's common

Note 1: ***Basis of Presentation and Significant Accounting Policies*** **(Continued)**

stock as of the grant date. We also estimate the amount of share-based awards that are expected to be forfeited based on the historical forfeiture rates experienced for our outstanding awards.

Commitments and Contingencies

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business. While the outcome of these matters is currently not determinable, management does not expect that the ultimate costs to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Note 2: ***Share-Based Compensation***

Share-Based Payment Arrangements

At November 28, 2010, the Company has share-based compensation plans as described below. Share-based compensation expense, related income tax benefits and cash received from the exercise of stock option awards, were as follows (in thousands):

	November 28, 2010	November 29, 2009	November 30, 2008
Stock option awards	$ 1,499	$ 3,337	$2,097
Restricted shares	667	667	222
Restricted share units	13,445	6,703	—
Directors' deferred stock compensation	251	256	26
Adjustment to options and shares subject to redemption	—	—	164
Modifications of share-based awards	—	1,670	883
Total share-based compensation	$15,862	$12,633	$3,392
Income tax benefits related to share-based compensation	6,150	5,372	1,310
Cash received from exercise of stock option awards	297	27	75
Intrinsic value of awards excercised or issued	10,594	634	8,374
Tax benefits realized upon exercise	4,107	280	3,044

Share-based compensation cost has been recorded as a component of selling, general and administrative expense in the Consolidated Statements of Operations. No share-based compensation cost has been capitalized and included in any assets in the accompanying Consolidated Balance Sheets.

Modification of Awards

During the third quarter of fiscal 2009, the Company undertook a modification to the terms of its outstanding share-based compensation awards to give effect to the dilution caused by the issuance of rights to purchase notes convertible into shares of common stock. For outstanding stock option awards granted under the 1998 Stock Option Plan ("1998 Plan"), the number of awards was increased by 32.7696% and the strike price of the awards was reduced by 24.6815%. For awards granted under the 2004 Stock Option Plan for Key Employees of Sealy Corporation and its Subsidiaries ("2004 Plan"),

Note 2: ***Share-Based Compensation*** **(Continued)**

the number of awards outstanding was not adjusted, but the strike price of the outstanding awards was reduced by 24.6815%. The increase to the number of outstanding awards has been treated as an additional grant of stock options under the 1998 Plan as disclosed below.

The Company also modified the terms of its outstanding restricted share unit ("RSU") awards by increasing the number of awards by 32.7696%. This resulted in an additional 112,856 awards being granted. However, since the Company's restricted shares outstanding as of the modification date participated in the rights offering, there was no modification of these awards.

The number of units outstanding under the Sealy Corporation Directors' Deferred Compensation Plan was also increased by 32.7696% as part of this modification, resulting in an additional 62,953 awards being granted at a grant date fair value of $2.00 per unit.

In connection with the modification of its outstanding share-based compensation awards, the Company will recognize additional compensation expense of $2.1 million, which will be recorded as a component of selling, general and administrative expenses in the Consolidated Statements of Operations. Of this amount, $0.2 million and $1.7 million was recognized in fiscal 2010 and 2009, respectively. Unrecognized compensation cost related to this modification as of November 28, 2010 is $0.1 million and will be recognized over the remaining vesting period of the awards.

Assumptions used in valuing stock options modified in the third quarter of fiscal 2009 using the trinomial model were as follows:

Expected volatility	60%
Expected dividend yield	0.00%
Expected term (in years)	0.00 - 7.47
Risk-free rate	0.52% - 3.46%

Modifications of awards given to certain former executive officers of the Company in fiscal 2008 resulted in charges of approximately $0.9 million. These charges have been recorded as a component of selling, general and administrative expenses in the Consolidated Statements of Operations.

1998 Plan

Prior to 2004, all outstanding options were issued under the 1998 Plan. On April 6, 2004, certain members of management who held options elected to rollover their options upon the completion of the merger with KKR (the "Rollover Options"). The expiration dates of the Rollover Options were uniformly extended to ten years from the date of the merger, thus resulting in a new measurement date and recognition of expense for the intrinsic value. Prior to the modification described above, the Rollover Options were accounted for using the intrinsic value method with the minimum value method having been used for disclosure purposes in previously issued financial statements. Therefore, no information was presented in previously issued financial statements with regard to significant assumptions used for fair value estimation purposes or regarding weighted average grant date fair value. Upon modification in 2009, outstanding options under the 1998 Plan were valued using the fair value method and, since these awards are fully vested, compensation expense attributable to the modification was recognized in fiscal 2009 as described above.

Note 2: ***Share-Based Compensation*** **(Continued)**

A summary of options outstanding under the 1998 Plan as of November 28, 2010, and the activity for the year then ended, is presented below:

	Shares Subject to Options	Weighted Average Exercise Price Per Share
Outstanding November 29, 2009	2,102,162	$1.09
Exercised	(325,358)	0.62
Outstanding November 28, 2010 (all fully vested and exercisable)	1,776,804	$1.17
Weighted average remaining contractual term	3.4 years	
Aggregate intrinsic value of in-the-money options at November 28, 2010 (in thousands)	$ 3,379	

2004 Plan

Stock Option Awards

The Company's Board of Directors adopted the 2004 Plan that provides for the grant of cash and cashless exercise stock options, restricted share awards, restricted share unit awards, stock appreciation rights and/or dividend equivalent rights to management, other key employees and non-employee directors on terms and subject to conditions as established by the Compensation Committee of Sealy Corporation's Board of Directors or certain of the committee's designees. Effective May 26, 2009, the Company adopted the Second Amended and Restated Equity Plan for Key Employees of Sealy Corporation and its Subsidiaries which, among other things, increases the number of shares available for issuance under the 2004 Plan from 15,190,000 to 40,190,000. Upon exercise, the Company will issue new shares of common stock.

Stock options under the 2004 Plan are granted in part as: 1) "time options," which vest and become exercisable ratably on a monthly basis generally over the first three to five years following the date of grant; 2) "old performance options," which were granted prior to fiscal 2008 and vest and become exercisable over the fiscal years through fiscal year 2008 upon the achievement of certain EBITDA performance targets, and in any event by the eighth anniversary of the date of grant; and 3) "new performance options," issued during fiscal 2008, which vest and become exercisable only upon achievement of certain EBITDA performance targets and do not have a time vesting component. As of November 28, 2010, approximately 4.2 million time options and 2.2 million performance options were issued and outstanding. The Company has not met the EBITDA performance targets for fiscal 2008 and 2007 for the old performance options; thus, the 2008 and 2007 portions of these options have not become vested based on the accelerated vesting provisions. Since management has determined that certain of the cumulative EBITDA performance targets for the old performance options granted prior to 2008 will not be met, these performance options are being amortized over the first eight years following the date of grant. Management has also determined that the cumulative EBITDA performance targets for the new performance options granted after fiscal 2008 will not be met and therefore has not recognized any compensation expense related to options to purchase 667,532 shares

Note 2: *Share-Based Compensation* (Continued)

of common stock since these options do not vest if the performance targets are not achieved. Approximately 46% of the total outstanding performance options are vested as of November 28, 2010.

Prior to the modification of awards in fiscal 2009 discussed above, all options issued under the 2004 Plan, which were outstanding at August 29, 2005, were accounted for using the intrinsic value method. Subsequent to the modification of these awards, all options granted under the 2004 Plan are accounted for using the fair value method.

As of November 28, 2010, there was $1.5 million of unrecognized compensation cost associated with grants under the 2004 Plan. That cost is expected to be recognized over a weighted average period of 3.1 years. The Company valued these stock option grants using the trinomial lattice model. No options were granted in fiscal 2010. The weighted average grant date fair value for all option grants, total intrinsic value of options exercised and assumptions used to value options, excluding those granted through the modification discussed above, for fiscal 2009 and 2008 were as follows:

	Year ended	
	November 29, 2009	November 30, 2008
Weighted average grant date fair value of options granted	$ 0.64	$ 2.04
Total intrinsic value of options exercised (in thousands)	$ 633	$ 8,374
Assumptions used to value options:		
Expected volatility	60%	40% - 60%
Expected dividend yield	0.00%	0.00% - 3.35%
Expected term (in years)	5.63 - 5.90	5.66 - 6.53
Risk free rate	1.92% - 2.07%	1.35% - 3.48%

Due to the lack of sufficient historical trading information with respect to its own shares, the Company estimates expected volatility based on its own shares weighted with a portfolio of selected stocks of companies believed to have market and economic characteristics similar to its own. The expected dividend yield is based on the Company's then current quarterly dividend of $0.075 per share relative to the fair value of the underlying stock at grant date for options granted prior to the suspension of the dividend in the second quarter of fiscal 2008. The expected dividend yield for options granted after the decision was made to suspend the dividend was assumed to be zero. Expected term is based on an analysis of the early exercise behavior of employees. The risk free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The Company also estimates the amount of share-based awards that are expected to be forfeited based on the historical forfeiture rates experienced for its outstanding awards.

Note 2: ***Share-Based Compensation*** **(Continued)**

A summary of options outstanding under the 2004 Plan as of November 28, 2010, and the activity for the year then ended, is presented below:

	Shares Subject to Options	Weighted Average Exercise Price Per Share
Outstanding November 29, 2009	9,568,777	$5.20
Exercised	(59,135)	$1.64
Forfeited	(3,089,630)	$4.66
Outstanding November 28, 2010	6,420,012	$5.50
Weighted average remaining contractual term	4.5 years	
Aggregate intrinsic value of in-the-money options (in thousands)	$ 2,195	
Exercisable at November 28, 2010	4,535,917	
Weighted average remaining contractual term	4.5 years	
Aggregate intrinsic value of in-the-money options (in thousands)	$ 1,471	

Restricted Shares and Share Unit Awards

At November 28, 2010, the Company has outstanding 97,324 restricted shares that are considered to be non-vested shares. The rights associated with these shares are the same as those of the Company's outstanding common shares, including participation in dividend rights, (Note 24) except that they cannot be sold by the holder until the end of the vesting period. During fiscal 2010, 194,647 of the outstanding restricted shares vested. The restricted shares that vested were settled on a net basis which provided for the repurchase and cancellation of 82,628 shares as a means to cover the required minimum withholding tax payments. A total of 112,019 common shares were delivered to the holder of these awards. The remaining outstanding restricted shares will vest on July 22, 2011. As of November 28, 2010, the remaining unrecognized compensation cost related to restricted stock awards was $0.4 million which is expected to be recognized over the remaining vesting period of 0.6 years.

During fiscal 2010 and fiscal 2009, the Company approved grants of 811,000 and 17,084,368 RSUs, respectively. The weighted average grant date fair value of these awards is based on the closing price of the Company's common stock as of the grant date. The RSUs granted during fiscal 2010 and 2009 have a weighted average grant date fair value of $2.98 and $2.01 per unit, respectively. The Company has outstanding RSU awards of several types: 1) Time-based RSU awards accrete in the number of RSUs at an annual rate of 8% payable semi-annually until the RSUs are vested or forfeited; 2) Time-based awards that vest ratably over a three year period; and 3) Performance-based RSUs which do not vest

Note 2: ***Share-Based Compensation*** **(Continued)**

unless certain targets that are tied to the Company's earnings performance are met. A summary of the outstanding unvested RSU awards by type as of November 28, 2010 follows:

	Number of Awards	Unrecognized Compensation Expense (in thousands)
Time-based vesting awards with accretion factor	11,569,988	$ 9,479
Time-based vesting awards without accretion factor	811,000	1,337
Performance-based awards outstanding	430,968	22
Total	12,811,956	$10,838
Performance based awards where targets are not expected to be met	114,800	$ 88

In connection with the modification of share-based compensation awards discussed above, the RSUs outstanding as of June 12, 2009, which were all performance-based awards, were modified to increase the number of awards by 32.7696%. This resulted in an additional 112,856 awards being granted and additional compensation cost of $0.2 million which will be recognized based on the forecasted attainment of the performance targets over time. The additional awards granted as part of this modification are included as RSUs granted as disclosed below. As the restricted shares outstanding participated in the rights offering, there was no modification of these awards.

None of the Company's outstanding RSUs contain dividend participation rights.

A summary of restricted share unit awards outstanding as of November 28, 2010 and the activity for the year then ended, is presented below:

	Unvested Restricted Share Units	Weighted Average Grant Date Fair Value
Outstanding November 29, 2009	16,954,906	$2.02
Granted	811,000	3.00
Vested	(4,183,326)	1.93
Forfeited	(770,624)	1.97
Outstanding November 28, 2010	12,811,956	$2.07
Weighted average remaining vesting period	1.6 years	

Special Retiree Put Obligations

Concurrent with the merger with KKR in 2004, three officers of the Company were given options to sell their shares of stock in Sealy Corporation back to the Company upon their retirement. The Company recognized a retiree put obligation for the resulting obligation to repurchase shares retained by Company stockholders prior to the April 6, 2004 merger with KKR ("Rollover Shares") held by these officers. Subsequent changes in the calculated sales price per share, primarily resulting from the consolidated net income of Sealy Corporation and subsidiaries, dividend distributions, and certain other equity transactions resulted in compensation expense of $0.2 million for fiscal 2008. This expense is

Note 2: ***Share-Based Compensation*** **(Continued)**

recorded as a component of selling, general and administrative expense. The right to sell the vested shares of the Company's common stock expired during fiscal 2008 and $1.5 million of the related liability was reclassified from other noncurrent liabilities to common stock and options subject to redemption and $2.4 million of the related liability was reclassified from other noncurrent liabilities to additional paid-in capital within the accompanying Consolidated Statements of Stockholders' Deficit for the year ended November 30, 2008. Because of the expiration of these rights in fiscal 2008, no compensation expense was recognized in fiscal 2010 or 2009 related to this provision.

Directors' Deferred Stock Compensation

Under the Sealy Corporation Directors' Deferred Compensation Plan (the "Directors Plan"), the members of the Company's Board of Directors may make an annual election to receive their fees in the form of equity share units in lieu of cash. The number of units received is determined based on the number of shares that could be purchased with the directors' fees at the current fair value of the shares. Directors will receive additional units for shares that could be purchased with future dividends, if any. Following a director's departure from the board, but no sooner than six months thereafter, the director may receive payment for the balance of the deferred compensation share units. The form of payment, whether in shares of stock or in cash equivalent to the fair value of the shares at the time of payment, is at the discretion of the Company. The Company accounts for share units issued under the Directors Plan as equity awards, recognizing a charge against earnings for the expense associated with the Directors Plan, with a corresponding credit to additional paid-in capital. Share units issued following the adoption of the applicable authoritative guidance requiring the use of the fair value method are not adjusted for subsequent changes in the fair value of the underlying stock, although units outstanding at the date of adoption continue to be so adjusted. During fiscal 2010 and 2009, the Company recognized expense of $0.3 million and $0.4 million, respectively, related to the Directors Plan. During fiscal 2008, the Company recognized an insignificant amount of compensation expense related to the Directors Plan. A summary of share units outstanding under the Sealy Corporation Directors' Deferred Compensation Plan as of November 28, 2010, and activity for the year then ended, is presented below:

	Share Units	Weighted Average Grant Date Fair Value
Outstanding November 29, 2009	312,788	$5.24
Granted	82,879	2.92
Outstanding November 28, 2010 (all fully vested at grant date)	395,667	$3.75

Note 3: ***Change in Estimate***

During fiscal 2008, the Company completed an analysis of its returns claims experience based on historical return trends for the Company's U.S. business using newly available information as a result of a new and improved product return process that allows it to better track and match claims received to the sales for which those claims were initially recorded. This analysis was applied to both its warrantable and other product returns. The effect of this change in estimate for warranty claims was to reduce other accrued liabilities and cost of sales by approximately $2.5 million. The change in estimate

Note 3: ***Change in Estimate*** **(Continued)**

for other product returns increased accounts receivable balances by approximately $3.7 million, with a corresponding increase in net sales. For the year ended November 30, 2008, the change in estimate increased operating income by $6.2 million and net income by $3.8 million. This change in estimate also increased net income per both basic and diluted share by $0.04 for the year ended November 30, 2008.

Note 4: ***Inventories***

The components of inventory as of November 28, 2010 and November 29, 2009 were as follows (in thousands):

	November 28, 2010	November 29, 2009
Raw materials	$26,449	$29,700
Work in process	22,629	19,158
Finished goods	8,100	7,952
	$57,178	$56,810

Note 5: ***Assets Constructed on Behalf of the Company***

The Company has engaged third parties to construct production facilities to be leased by the Company. When entities are involved with certain structural elements of the construction of an asset that will be leased when construction of the asset is completed, the FASB's authoritative guidance requires the Company to be considered the owner, for accounting purposes, of these production facilities. In fiscal 2008, the Company amended one of these leases which had the effect of extending the lease term. Based on this amendment, an additional $1.6 million of property, plant and equipment with an offsetting financing obligation was recognized in the Consolidated Balance Sheets. During the lease terms, the Company recognizes building depreciation and interest expense for the obligations. The Company has recorded $31.8 million and $36.1 million as of November 28, 2010 and November 29, 2009, respectively in buildings related to these facilities. The associated financial obligations are $39.9 million and $41.3 million as of November 28, 2010 and November 29, 2009, respectively in the Consolidated Balance Sheets. The recording of these assets is a non-cash item for the purposes of the Consolidated Statements of Cash Flow.

Note 6: ***Goodwill and Other Intangible Assets***

The Company assesses goodwill at least annually for impairment as of the beginning of the fiscal fourth quarter or whenever events or circumstances indicate that the carrying value of goodwill may not be recoverable from future cash flows. The Company assesses recoverability using several methodologies, including the present value of estimated future cash flows and comparisons of multiples of enterprise values to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The analysis is based upon available information regarding expected future cash flows of each reporting unit discounted at rates consistent with the cost of capital specific to the reporting unit. If the carrying value of the reporting unit exceeds the indicated fair value of the reporting unit, a second analysis is performed to allocate the fair value to all assets and liabilities. If, based on the second analysis, it is determined that the implied fair value of the goodwill of the reporting unit is less than the carrying value, goodwill is considered impaired.

Note 6: ***Goodwill and Other Intangible Assets*** **(Continued)**

The Company's fiscal 2009 annual evaluation for goodwill impairment indicated a potential impairment of the goodwill for its Argentina reporting unit. As a result, the Company estimated the implied fair value of the goodwill in this reporting unit compared to carrying amounts and recorded an impairment charge of $1.2 million to impair the entire balance of goodwill recorded in the Argentina reporting unit. The impairment charge is based upon the fair value of the assets and liabilities of the reporting unit.

In the fourth quarter of fiscal 2008, market conditions deteriorated significantly. This deterioration resulting from the global economic downturn had not yet matured or been considered in the annual test of goodwill. Because of the potential impact of these conditions on the Company's projections and the indicated fair value of its reporting units, the Company performed an interim evaluation of goodwill in the fourth quarter of 2008 reflecting its current views regarding the impact of the changed economic environment. This analysis indicated potential impairment in the goodwill of the Puerto Rico reporting unit. As a result, the Company estimated the implied fair value of the goodwill compared to carrying amounts and recorded an impairment charge of $2.8 million recorded in the Puerto Rico reporting unit which represented the entire balance of goodwill for this entity.

No impairment of goodwill was identified related to the Company's other reporting units or its other intangible assets. The Company did not record any impairment charges during fiscal 2010 related to goodwill or other intangible assets. Accumulated goodwill impairment losses recorded as of November 28, 2010 and November 29, 2009 are $28.6 million.

The changes in the carrying amount of goodwill for the years ended November 28, 2010 and November 29, 2009 are as follows (in thousands):

Balance as of November 30, 2008	$357,149
Impairment loss	(1,188)
Increase due to foreign currency translation	4,622
Balance as of November 29, 2009	$360,583
Increase due to foreign currency translation	1,375
Balance as of November 28, 2010	$361,958

Other intangibles as of November 28, 2010 and November 29, 2009, consisted of the following:

	November 28, 2010	November 29, 2009
	(in thousands)	
Licenses	$ 4,588	$ 20,837
Less accumulated amortization	(3,201)	(18,900)
Licenses—net	$ 1,387	$ 1,937

Licenses are amortized on the straight-line method over periods ranging from 5 to 15 years. Amortization expense related to these licenses was $0.3 million for fiscal 2010, 2009 and 2008, and has been recorded as a component of royalty income, net within the accompanying Consolidated Statements of Operations. Costs to renew or extend the term of a recognized intangible asset are expensed as incurred. The Company has the ability to extend the license outstanding for an additional

Note 6: ***Goodwill and Other Intangible Assets*** **(Continued)**

term of five years after the completion of the initial term. The Company expects to recognize amortization expense relating to these intangibles of $0.3 million in each of the years from 2011 through 2015.

Note 7: ***Unconsolidated Affiliate Companies***

The Company is involved in a group of joint ventures to develop markets for *Sealy* branded products in Asia. Our ownership interest in these joint ventures is 50% and is accounted for under the equity method. Our net investment of $7.2 million and $4.5 million at November 28, 2010 and November 29, 2009, respectively, is recorded as a component of other assets including debt issuance costs, net within the Consolidated Balance Sheets. The Company's share of earnings for fiscal 2010 is recorded in equity in earnings of unconsolidated affiliates. Due to its immateriality in fiscal 2009 and 2008, the Company's share of earnings was recorded as a component of selling, general and administrative expenses.

Summarized financial information for these joint ventures is as follows (in thousands):

	2010	2009
Current assets	27,162	16,620
Noncurrent assets	5,772	5,455
Current liabilities	17,141	11,422
Noncurrent liabilities	—	—

	2010	2009	2008
Revenues	44,946	31,588	19,004
Gross profit	27,481	19,409	12,478
Income from continuing operations	8,372	4,037	4,145
Net income	6,898	2,935	3,006

Note 8: ***Long Term Obligations***

Long term debt as of November 28, 2010 and November 29, 2009 consisted of the following (in thousands):

	November 28, 2010	November 29, 2009
Asset-based revolving credit facility	$ —	$ —
Senior notes	304,318	336,625
Convertible notes(1)	181,341	180,109
Senior subordinated notes	268,945	268,945
Financing obligations(2)	39,896	41,296
Other	750	20,484
	795,250	847,459
Less current portion	(2,166)	(13,693)
	$793,084	$833,766

(1) Convertible notes includes accrued paid in kind interest of $5.8 million and $5.3 million for which the principal balance of the Convertible Notes has not yet been increased at November 28, 2010 and November 29, 2009, respectively.

Note 8: ***Long Term Obligations*** **(Continued)**

(2) Financing obligations are related to facilities in which the Company was involved in the construction that have been capitalized in accordance with the FASB's authoritative guidance on the effect of lessee involvement in asset construction. The related leases have terms ranging from 10 to 16 years.

Debt Refinancing

On May 13, 2009, the Company announced a comprehensive plan to refinance its existing senior secured credit facilities and replace them with indebtedness that has longer-dated maturities and eliminates quarterly financial ratio based maintenance covenants unless the Company is in a minimum availability period as discussed below (the "Refinancing"). Through the Refinancing, the Company has: 1) entered into a new asset-based revolving credit facility (the "ABL Revolver") which provides commitments of up to $100.0 million maturing in May 2013; 2) issued $350.0 million in aggregate principal amount of senior secured notes due April 2016 (the "Senior Notes"); and 3) issued $177.1 million in aggregate principal amount of senior secured convertible paid in kind ("PIK") notes due July 2016 which are convertible into shares of the Company's common stock (the "Convertible Notes").

The Convertible Notes were issued pursuant to a rights offering issued to all existing shareholders of the Company's common stock which expired on July 2, 2009. The Company issued the related $177.1 million of Convertible Notes on July 10, 2009. Approximately $93.8 million of the Convertible Notes were issued through a forward purchase agreement with a related party, Sealy Holding LLC (the "Purchaser"), an affiliate of KKR. The forward purchase agreement required the exercise of the rights assigned to the Purchaser as well as an oversubscription for those rights that were not exercised by other common shareholders.

The proceeds from the Refinancing were used to repay all of the outstanding amounts due under the Company's previously existing senior secured credit facilities, which consisted of a $125 million senior revolving credit facility and senior secured term loans, and to increase cash for general operating purposes.

ABL Revolver

The ABL Revolver provides for revolving credit financing of up to $100.0 million, subject to borrowing base availability, and matures in May 2013. The borrowing base consists of the following: 1) 85% of the net amount of eligible accounts receivable and 2) the lesser of (i) 85% of the net orderly liquidation value of eligible inventory or (ii) 65% of the net amount of eligible inventory. These amounts are reduced by reserves deemed necessary by the lenders. Borrowings under the ABL Revolver bear interest at the Company's choice of either 1) a base rate (determined by reference to the higher of i) the prime rate; ii) the federal funds effective rate plus one-half of one percent; or iii) the three month LIBOR rate for U.S. dollar deposits) plus 1% plus an applicable margin of 3.00% or 2) a three month LIBOR rate for U.S. dollar deposits plus an applicable margin of 4.00%. The ABL Revolver also requires the Company to pay a commitment fee for the unused portion. As of November 28, 2010, there were no amounts outstanding under the ABL Revolver. At November 28, 2010, the Company had approximately $41.4 million available for borrowing under the ABL Revolver which represents the calculated borrowing base reduced by outstanding letters of credit of $16.0 million.

Note 8: ***Long Term Obligations*** **(Continued)**

The obligations under the Company's ABL Revolver are guaranteed by the Company and all of its current and future domestic subsidiaries, and are also secured by substantially all of the assets of the Company and its current and future domestic subsidiaries through a first-priority security interest in the accounts receivable, inventory, cash, related general intangibles and instruments and proceeds of the foregoing, and a second-priority security interest in substantially all of the material real property, equipment, Intellectual Property, equity interests and equipment and all other assets of the Company and its current and future domestic subsidiaries that secure the Senior Notes on a first-priority basis.

The ABL Revolver imposes certain restrictions including, but not limited to, the payment of dividends or other equity distributions and the incurrence of debt or liens upon the assets of the Company or its subsidiaries. The ABL Revolver agreement also requires the Company to maintain a fixed charge coverage ratio in excess of 1.1 to 1.0 in periods of minimum availability where the availability for two consecutive calendar days is less than the greater of 1) 15% of the total commitment under the ABL Revolver and 2) $15.0 million. As of November 28, 2010, the Company is not in a minimum availability period under the ABL Revolver.

In accordance with FASB authoritative guidance, the Company will classify any outstanding borrowings on its ABL Revolver, which has a maturity date of more than one year from the balance sheet date, as a current liability since it includes both a lockbox arrangement and a subjective acceleration clause.

Senior Notes

On May 29, 2009, the Company issued $350.0 million aggregate principal amount of Senior Notes maturing April 2016 bearing interest at 10.875% per annum payable semi-annually in arrears on April 15 and October 15. The total proceeds received by the Company from the issuance of these notes was $335.9 million, resulting in an original issue discount ("OID") of $14.1 million which is based on an imputed interest rate of 11.75%. This discount will be accreted over the life of the agreement with the related expense recognized as a component of interest expense in the Consolidated Statement of Operations. For fiscal 2010 and 2009, the Company recognized additional interest expense of $1.4 million and $0.7 million, respectively related to the accretion of the OID. The Senior Notes rank equally in right of payment with all of the Company's existing and future senior indebtedness, including amounts outstanding under the ABL Revolver and the Convertible Notes and senior in right of payment to any existing and future subordinated indebtedness, including the existing 8.25% Senior Subordinated Notes due 2014 ("2014 Notes"). The obligations under the Senior Notes are guaranteed by the Company and all of its current and future domestic subsidiaries, and are also secured by substantially all of the assets of the Company and the assets of its current and future domestic subsidiaries through a first-priority security interest in substantially all of the Company's material real property and equipment and all other assets of its current and future domestic subsidiaries that secure the Senior Notes on a first-priority basis, and a second-priority security interest in the accounts receivable, inventory, cash, related general intangibles and instruments and proceeds of the foregoing.

As discussed further in Note 14, on March 16, 2010, the Company redeemed 10%, or $35.0 million, of the principal amount of its outstanding Senior Notes at a redemption price of 103% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date.

Note 8: ***Long Term Obligations*** **(Continued)**

The Senior Notes are governed by an indenture which calls for the Company to offer to repurchase the notes at a price equal to 101% of the outstanding principal amount in the event of a change in control as defined in the indenture. Further, during any twelve month period commencing on the date of issuance, the Company will be entitled to redeem up to 10% of the aggregate principal amount of the Senior Notes at a redemption price equal to 103.000% plus accrued and unpaid interest. Prior to April 15, 2011, the Company may redeem up to 40% of the aggregate principal amount of the Senior Notes at a redemption price equal to 110.875% of the aggregate principal amount plus accrued and unpaid interest thereon with the net proceeds of an equity offering. After April 15, 2012, the Senior Notes are subject to redemption by the Company at 30 to 60 days' notice at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, to the applicable redemption date, if redeemed during the twelve month period beginning on April 15 of each of the years indicated below:

Year	Percentage of Principal Amount
2012	108.156%
2013	105.438%
2014	102.719%
2015 and thereafter	100.000%

Convertible PIK Notes and Related Rights

On May 13, 2009, the Company announced a rights offering pursuant to which rights to subscribe for Convertible Notes were issued at no charge to all holders of the Company's common stock at the close of business on May 26, 2009 at a rate of one right per share of common stock. Each 13 rights entitled its holder to purchase a Convertible Note at a subscription price of $25.00 and each Convertible Note will initially be convertible into 25 shares of common stock. The rights offering expired on July 2, 2009 and the related Convertible Notes were issued on July 10, 2009.

The issuance of the 92,116,369 rights to purchase the Convertible Notes was considered a non-reciprocal transfer with owners and was therefore treated as a dividend of $188.8 million in the second quarter of fiscal 2009. The amount recorded as a dividend was calculated based on the initial fair value of the rights issued of $2.05 per right based on the initial trading value of the rights on the active market on which they trade. See Note 10. The rights are considered to constitute written options which were accounted for as derivative instruments and were adjusted, prior to exercise or expiration, to fair value through earnings. See Note 10.

On May 15, 2009, the Company entered into a forward purchase agreement (the "Forward Contract") with the Purchaser in connection with the distribution of the subscription rights discussed above. The Forward Contract required the Purchaser to purchase up to $177.1 million aggregate principal amount of Convertible Notes which represents the maximum number of Convertible Notes that the Purchaser could have been obligated to purchase. The Forward Contract was settled upon the expiration of the rights offering. Upon settlement, the Company delivered to the Purchaser the Convertible Notes that were not subscribed for by the Company's shareholders (other than the Purchaser) and cash in an amount equal to the purchase price of the Convertible Notes that were subscribed to by the Company's shareholders (other than the Purchaser) along with accrued interest. In consideration of the Forward Contract, the Purchaser posted cash of $177.1 million on May 29, 2009

Note 8: ***Long Term Obligations*** **(Continued)**

which bore interest during the rights offering period at the rate of LIBOR plus 3.00%. On July 10, 2009, the forward contract was settled resulting in a repayment to the Purchaser of $84.0 million which represented $83.3 million related to rights exercised by shareholders other than the Purchaser and an interest payment of $0.7 million. Under the terms of the Forward Contract, the Company paid the Purchaser a forward contract payment of $1.0 million which was recorded as a component of debt issuance costs, net, and other assets in the Consolidated Balance Sheets and is being amortized as a component of interest expense within the Consolidated Statements of Operations.

Due to the agreement by the Purchaser to exercise all of the rights distributed to it under the terms of the Forward Contract, the 46,625,921 rights allocable to the Purchaser have been considered to be exercised at issuance of the rights. The fair value of these rights was considered to represent a substantial premium related to the issuance of the Convertible Notes. As such, $95.6 million of this premium was recorded as a component of additional paid-in capital upon issuance of the rights. The amount of the premium recognized was based upon the $2.05 initial fair value of the rights. The 45,490,448 rights issued to the Company's other shareholders remained outstanding through the rights period and were adjusted to their fair value (See Note 10) until the issuance of the Convertible Notes on July 10, 2009 as the rights were considered to be written options and were accounted for as derivative liabilities while they were outstanding. Upon issuance of the Convertible Notes, the current fair value of these rights were also considered to represent a substantial premium related to the issuance of the Convertible Notes and $97.8 million of premium was recorded as a component of additional paid-in capital within the Consolidated Balance Sheets.

The Company accounts for the PIK interest on the Convertible Notes in accordance with the applicable FASB authoritative guidance pertaining to convertible instruments and derivative financial instruments indexed to, and potentially settled in, a company's own stock. This guidance requires an allocation of a portion of the issuance amount to an embedded beneficial conversion feature based on the difference between the effective conversion price of the convertible debt and the fair value of the underlying common stock. Upon each of the January 15, 2010 and July 15, 2010 interest payment dates, the fair value of the underlying common stock was more than double the conversion price of the Convertible Notes. Therefore, a beneficial conversion feature was recognized for the entire amount of the PIK interest payment of $7.0 million and $7.3 million, respectively. The recognition of these beneficial conversion features resulted in the recognition of a discount of $14.3 million, which was reflected as a reduction of the balance of the Convertible Notes with an offsetting increase to additional paid-in capital. The recognized discount will be accreted through interest expense over the remaining term of the Convertible Notes.

Senior Subordinated Notes

The outstanding 2014 Notes are publicly traded, registered securities and consist of a $268.9 million aggregate principal amount maturing June 2014, bearing interest at 8.25% per annum payable semiannually in arrears on June 15 and December 15, commencing on December 15, 2004. The 2014 Notes rank junior to all of the Company's existing and future senior indebtedness and secured indebtedness, including any borrowings under the senior secured credit facilities. The 2014 Notes are guaranteed by all of the Company's domestic subsidiaries.

The 2014 Notes are governed by an indenture which calls for the Company to offer prepayment of the notes at a price equal to 101% of the outstanding principal amount in the event of a change in

Note 8: ***Long Term Obligations*** **(Continued)**

control as defined in the indenture. The 2014 Notes are subject to redemption at 30 to 60 days' notice at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon and Special Interest, if any, to the applicable redemption date, if redeemed during the twelve month period beginning on June 15 of each of the years indicated below:

Year	Percentage of Principal Amount
2009	104.125%
2010	102.750%
2011	101.375%
2012 and thereafter	100.000%

The Company may also from time to time repurchase outstanding 2014 Notes on the open market for the purpose of retiring such notes as allowed under the restrictions provided by the Company's other credit agreements and note indentures. During the fourth quarter of fiscal 2009, the Company repurchased and retired $5.0 million aggregate principal amount of the 2014 Notes on the open market at 99.06% of par, plus accrued interest. No such repurchases were made during fiscal 2010 or 2008.

Other Information

The indentures and agreements governing the ABL Revolver, Senior Notes, Convertible Notes and the 2014 Notes also impose certain restrictions including, but not limited to, the payment of dividends or other equity distributions and the incurrence of debt or liens upon the assets of the Company or its subsidiaries. For instance, the agreement governing Sealy Mattress Company's ABL Revolver contains restrictions on the ability of Sealy Corporation's subsidiaries to pay dividends or make other distributions to Sealy Corporation subject to specified exceptions including the satisfaction of a minimum fixed charge coverage ratio and average daily availability levels. Likewise, under the indentures governing our Senior Notes and the 2014 Notes, we are restricted from paying dividends or making other distributions to Sealy Corporation unless we are able to satisfy certain requirements or use an available exception from the limitation. As of November 28, 2010, Sealy Mattress Company is restricted in distributing the net assets of its subsidiaries in the amount of $236.7 million to its parent due to the provisions in its long-term debt agreements. However, $30.4 million would be available for distribution without restriction. At November 28, 2010, the Company was in compliance with the covenants contained within the related note indentures and agreements.

The Company's net weighted average borrowing cost was 10.7%, 9.6% and 7.3% for fiscal 2010, 2009 and 2008, respectively. At November 28, 2010, the annual scheduled maturities of the principal amounts of long term obligations are as follows (in thousands):

2011	$ 2,166
2012	1,638
2013	1,849
2014	271,148
2015	2,431
Thereafter	516,018
	$795,250

Note 8: ***Long Term Obligations*** **(Continued)**

In addition to the obligations and assets recorded as a result of lessee involvement during the asset construction period, the Company has entered into capital leases for the acquisition of machinery and equipment, computer hardware and software and a warehouse management system, all of which have been recorded in machinery and equipment in the Consolidated Balance Sheets. Amortization of the assets recorded under capital lease arrangements are recorded as a component of depreciation expense. Details of capitalized leased assets are as follows:

	November 28, 2010	November 29, 2009
	(in thousands)	
Machinery and equipment	$ 4,232	$ 5,014
Less: Accumulated depreciation	(3,696)	(3,896)
Net capitalized leased assets	$ 536	$ 1,118

Future minimum lease payments with the present value of the net minimum lease payments (included in other long term debt and current portion shown above) as of November 28, 2010 are as follows (in thousands):

Fiscal Year	
2011	$270
2012	35
2013	3
2014	—
2015	—
Thereafter	—
Total minimum lease payments	308
Less: Amount representing interest	(8)
Present value of net minimum lease payments	$300

Note 9: ***Commitments***

Leases

The Company leases certain operating facilities, offices and equipment. The following is a schedule of future minimum annual operating lease commitments at November 28, 2010 (in thousands):

2011	$11,651
2012	10,262
2013	8,200
2014	5,952
2015	4,662
Thereafter	17,435
	$58,162

Note 9: *Commitments* (Continued)

Rental expense charged to operations is as follows:

	Year Ended Nov. 28, 2010	Year Ended Nov. 29, 2009	Year Ended Nov. 30, 2008
		(in thousands)	
Minimum rentals	$17,184	$16,996	$16,695
Contingent rentals (based upon delivery equipment mileage)	2,006	1,468	1,391
	$19,190	$18,464	$18,086

The Company has the option to renew certain plant operating leases, with the longest renewal period extending through 2043. Most of the operating leases provide for increased rent through increases in general price levels. The Company recognizes rent expense in these situations on a straight-line basis over the lease term. Additionally, some of the leases provide for contingent rental payments based on the use of the leased assets or adjustments to future payments based on specified indices. Contingent payments directly related to the use of the assets and future adjustments of payments based on indices are expensed in the period in which the use of the asset occurs and are not included in the schedule of future minimum annual operating lease commitments.

On December 1, 2008, the Company completed a sale-leaseback transaction of its South Gate, California facility, including the land, building and improvements affixed to the properties. The facility is being leased back over a seven year term and is classified as an operating lease. The net proceeds from the sale were $8.4 million and were reinvested in the business. The sale of this facility resulted in a gain of approximately $4.9 million. This gain has been deferred and is being amortized over the lease term. In both fiscal 2010 and 2009, the Company recognized $0.6 million of this gain. The remaining deferred gain was recorded as follows within the accompanying Consolidated Balance Sheets as of November 28, 2010 and November 29, 2009:

	November 28, 2010	November 29, 2009
	(in thousands)	
Other accrued liabilities	$ 668	$ 650
Noncurrent liabilities	2,851	3,581
Total deferred gain	$3,519	$4,231

Severance Obligations

The Company has employment agreements with certain of its executive officers and key employees which, among other things, provide severance benefits to those employees. During fiscal 2010, 2009 and 2008, certain executive officers of the Company resigned. In accordance with their employment agreements and Company policy, certain benefits are to be paid to these executive officers in connection with their resignation. Additionally, during these years, the Company terminated other employees who were also entitled to severance benefits. In connection with the resignation of executive officers and the termination of the other employees, the Company recorded charges related to severance obligations due to these individuals. Severance costs of $2.4 million, $1.4 million and $6.4 million for fiscal 2010, 2009 and 2008, respectively, were recorded as a component of operating income within the accompanying Consolidated Statements of Operations. The fiscal 2008 amounts are

Note 9: *Commitments* (Continued)

inclusive of the $0.9 million of compensation cost that was recognized in connection with the modification of the terms of the former Executive Officers' stock options made in connection with their resignation (Note 2). Severance benefits of $0.5 million and $1.2 million have been accrued as of November 28, 2010 and November 29, 2009, respectively. The entire liability is recorded as a component of accrued compensation as of November 28, 2010 and November 29, 2009 within the accompanying Consolidated Balance Sheet.

Note 10: *Fair Value Measurements*

For assets and liabilities measured at fair value on a recurring basis during the period, the Company uses an income approach to value the assets and liabilities for outstanding derivative contracts, which include interest rate swap and foreign currency forward and option contracts discussed in Note 11 below. These contracts are valued using an income approach which consists of a discounted cash flow model that takes into account the present value of future cash flows under the terms of the contracts using current market information as of the reporting date such as prevailing interest rates and foreign currency spot and forward rates. The Company mitigates derivative credit risk by transacting with highly rated counterparties. The Company has evaluated the credit and non-performance risks associated with its derivative counterparties and believe them to be insignificant at November 28, 2010.

As discussed further in Note 11, the Company is party to a lease agreement which contains an embedded foreign currency derivative which has been bifurcated from the agreement and separately recorded as a component of debt issuance costs, net and other assets within the Consolidated Balance Sheets. This derivative is valued using an income approach which consists of a discounted cash flow model that takes into account the present value of future cash flows under the terms of the contract. Significant inputs to the computation of the fair value include forecasted interest rates, foreign currency rates and inflation expectations.

The following table provides a summary of the fair value of assets and liabilities (in thousands):

		Fair Value Measurements at November 28, 2010 Using		
	November 28, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Foreign exchange and commodity derivative assets	$ 129	$—	$ 129	$ —
Foreign exchange and commodity derivative liabilities	(163)	—	(163)	—
Embedded foreign currency derivative in lease agreement	380	—	—	380
Total	$ 346	$—	$ (34)	$380

Note 10: ***Fair Value Measurements*** **(Continued)**

		Fair Value Measurements at November 29, 2009 Using		
	November 29, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Interest rate and foreign exchange derivative assets .	$1,608	$—	$1,608	$—

Due to the short maturity of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, their carrying values approximate fair value. The fair value of long term debt, based on quoted market prices, at November 28, 2010 was as follows (in thousands):

Senior Notes	$359,100
Convertible Notes	608,341
Subordinated Notes	275,669

Note 11: ***Derivative Instruments and Hedging Strategies***

The Company uses hedging contracts to manage the risk of its overall exposure to interest rate, foreign currency and commodity price changes. All of the Company's designated hedging instruments are considered to be cash flow hedges.

Interest Rate Risk

Prior to the Refinancing and the disposition of the European operations, the Company was exposed to interest rate risk associated with fluctuations in the interest rates on its variable interest rate debt. However, the Company now has predominantly fixed rate debt outstanding. In order to manage the risk of variable interest rates prior to these events, the Company had entered into several interest rate swap agreements that converted the debt's variable interest rate to a fixed interest rate. These swap agreements were either designated as hedging instruments or were considered to be economic hedges which were not designated as hedging instruments. The gains and losses on both designated and undesignated swap agreements offset losses and gains on the transactions being hedged. The Company formally documented qualifying hedged transactions and hedging instruments, and assessed, both at inception of the contract and on an ongoing basis, whether the hedging instruments are effective in offsetting changes in cash flows of the hedged transaction. The fair values of the interest rate agreements were estimated as described in Note 10, taking into consideration current interest rates and the current creditworthiness of the counterparties or the Company, as applicable.

In connection with the Refinancing (Note 8), the Company paid $15.2 million to terminate the interest rate swaps. As the future variable interest rate payments are no longer probable of being made, the amounts which had previously been recorded in accumulated other comprehensive income were charged to refinancing expense for the year ended November 29, 2009.

As of November 28, 2010, the Company did not have any outstanding interest rate swap agreements.

Note 11: ***Derivative Instruments and Hedging Strategies*** **(Continued)**

Foreign Currency Exposure

The Company is exposed to foreign currency risk related to purchases of materials made in a foreign currency. To manage the risk associated with fluctuations in foreign currencies, the Company enters into foreign currency forward and option contracts. The Company designates certain of these forward contract hedges as hedging instruments and enters into some forward and option contracts that are considered to be economic hedges which are not designated as hedging instruments. Whether designated or undesignated, these forward and option contracts protect against the reduction in value of forecasted foreign currency cash flows resulting from payments in a foreign currency. The fair values of foreign currency agreements are estimated as described in Note 10, taking into consideration current interest rates and the current creditworthiness of the counterparties or the Company, as applicable. Details of the specific instruments used by the Company to hedge its exposure to foreign currency fluctuations follow:

At November 28, 2010, the Company had 47 forward foreign currency contracts and 3 foreign currency option contracts to sell Canadian dollars and receive a total of 35.1 million US dollars at specified exchange rates with expiration dates ranging from December 15, 2010 through November 15, 2011. These hedges were entered into to protect against the fluctuation in the Canadian subsidiary's US dollar denominated purchases of raw materials. The Company has formally designated these contracts as cash flow hedges, and they are expected to be highly effective in offsetting fluctuations in the forecasted purchases of these raw materials related to changes in the foreign currency exchange rates.

The Company also enters into forward foreign currency contracts that are not designated as hedges for accounting purposes. The changes in fair value of these foreign currency hedges are included as a part of selling, general and administrative expenses in the Consolidated Statements of Operations. As of November 28, 2010, the Company did not have any outstanding foreign currency contracts that were not designated as hedges for accounting purposes. At November 29, 2009 the Company had foreign currency contracts with notional amounts of $36.2 million outstanding, all of which were designated as hedges for accounting purposes.

The maximum length of time over which the Company is hedging its exposure to the reduction in value of forecasted foreign currency cash flows through foreign currency forward agreements is through November 2011. Over the next twelve months, the Company expects to reclassify $0.1 million of deferred losses from accumulated other comprehensive income to selling, general and administrative expense as related forecasted foreign currency payments are made.

Commodity Price Exposure

The Company is exposed to risk associated with fluctuations in the prices of diesel fuel used in the transportation of its finished product to its customers. To manage this risk, the Company enters into fixed price swap agreements. The Company designates these fixed price swap contracts as hedging instruments. These contracts protect against the reduction in value of forecasted cash flows resulting from the purchases of diesel fuel. The fair values of the fixed price swap agreements are estimated as described in Note 10, taking into consideration current interest rates and the current creditworthiness

Note 11: ***Derivative Instruments and Hedging Strategies*** **(Continued)**

of the counterparties or the Company, as applicable. Details of the specific instruments used by the Company to hedge its exposure to diesel price fluctuations are as follows:

At November 28, 2010, the Company had 2 fixed price swap contracts outstanding to purchase 0.2 million gallons of diesel fuel at specified prices with expiration dates through January 31, 2011. These hedges were entered into to protect against the fluctuations in the prices of diesel fuel purchased by certain of the Company's U.S. manufacturing facilities. The Company has formally designated these contracts as cash flow hedges, and they are expected to be highly effective in offsetting fluctuations in the forecasted purchases of diesel fuel related to changes in the underlying diesel fuel prices.

Embedded Derivatives

The Company evaluates its outstanding debt arrangements and other contracts in accordance with the applicable authoritative guidance on derivative instruments and hedging, which requires bifurcation of embedded derivative instruments and measurement of fair value for accounting purposes. The Company concluded that the contingent redemption option upon a change of control or a qualifying asset sale within its Senior Notes qualifies as an embedded derivative instrument which should be bundled as a compound embedded derivative and bifurcated from the Senior Notes. Due to the low probability of the occurrence of the contingent events requiring redemption, the fair value of this derivative was determined to be immaterial.

The Company concluded that the floor on the foreign exchange rate related to the payments to be made associated with the lease of its former Brazilian manufacturing facility and the related purchase option qualifies as an embedded derivative instrument that should be bifurcated from the lease agreement and recorded at fair value at the end of each reporting period. As of November 28, 2010, the fair value of this derivative was $0.4 million and is recorded as a component of debt issuance costs, net, and other assets in the Consolidated Balance Sheet. The initial fair value of the embedded derivative was recorded as deferred lease income and is being amortized over the term of the lease.

Rights to Purchase Convertible Notes

During the second quarter of fiscal 2009, the Company issued rights to holders of its common stock at close of business on May 26, 2009. As described in Note 8, these rights entitled holders to purchase the Company's Convertible Notes issued in connection with the Refinancing and expired on July 2, 2009. These rights were considered to be written options and therefore were accounted for as derivative instruments requiring that they be adjusted, after issuance, to fair value through earnings. Based on the terms of the forward purchase agreement with the Purchaser, the rights related to the Purchaser's then approximate 50.6% ownership, as of the date of issuance, are considered to be exercised as of the date of the issuance of the right. The fair value of the rights attributable to the Purchaser, which was $95.6 million at May 27, 2009, was recorded as additional paid-in capital upon issuance. The rights issued to other shareholders remained outstanding through the issuance of the Convertible Notes on July 10, 2009, and were adjusted to their market value through that date. The Company recognized losses on these rights of $4.5 million during fiscal 2009. At the expiration of the rights, the fair value of the rights issued to other shareholders of $97.8 million was recorded as additional paid-in capital.

Note 11: *Derivative Instruments and Hedging Strategies* (Continued)

At November 28, 2010 and November 29, 2009, the fair value carrying amount of the Company's derivative instruments was recorded as follows (in thousands):

	Asset Derivatives		Liability Derivatives	
	November 28, 2010		November 28, 2010	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments				
Foreign exchange contracts	Other current assets	$ 85	Other current liabilities	$(163)
Commodity fixed price swap contracts	Other current assets	44	Other current liabilities	—
Total derivatives designated as hedging instruments		129		(163)
Derivatives not designated as hedging instruments				
Interest rate contracts	Other noncurrent assets	—	Other noncurrent liabilities	—
Foreign exchange contracts	Other current assets	—	Other current liabilities	—
Embedded foreign currency derivative	Other noncurrent assets	380	Other noncurrent liabilities	—
Total derivatives not designated as hedging instruments		380		—
Total derivatives		$509		$(163)

	Asset Derivatives		Liability Derivatives	
	November 29, 2009		November 29, 2009	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments				
Foreign exchange contracts	Other current assets	$1,133	Other current liabilities	$—
Total derivatives designated as hedging instruments		1,133		—
Derivatives not designated as hedging instruments				
Interest rate contracts	Other noncurrent assets	475	Other noncurrent liabilities	—
Total derivatives not designated as hedging instruments		475		—
Total derivatives		$1,608		$—

Note 11: ***Derivative Instruments and Hedging Strategies*** **(Continued)**

The effect of derivative instruments on the Consolidated Statement of Operations for fiscal 2010 and 2009, was as follows (in thousands):

Twelve Months Ended November 28, 2010

Derivatives in Designated Cash Flow Hedging Relationships	Amount of Gain/(Loss) Recognized in OCI on Derivatives (Effective Portion)	Location of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain/(Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain/(Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)
Diesel fixed price swap contracts	27	Selling, general and administrative expenses	74	Selling, general and administrative expenses	—
Foreign exchange contracts	(800)	Cost of goods sold	56	Cost of goods sold	—
Total	$(773)		$130		$—

Twelve Months Ended November 29, 2009

Derivatives in Designated Cash Flow Hedging Relationships	Amount of Gain/(Loss) Recognized in OCI on Derivatives (Effective Portion)	Location of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain/(Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Location of Gain/(Loss) Recognized in Income on Derivatives (Ineffective Portion and Amount Excluded from Effectiveness Testing)	Amount of Gain/(Loss) Recognized in Income on Derivatives (Ineffective Portion Effectiveness Testing)
Interest rate contracts	$(3,864)	Interest income (expense)	$(5,266)	Interest income (expense)	$ —
Interest rate contracts	—	Refinancing expense	—	Refinancing expense	(15,232)
Foreign exchange contracts	465	Selling, general and administrative expenses	43	Selling, general and administrative expenses	—
Total	$(3,399)		$(5,223)		$(15,232)

Twelve Months Ended

Derivatives Not Designated as Hedging Instruments	Location of Gain/(Loss) Recognized in Income on Derivatives	November 28, 2010 Amount of Gain/(Loss) Recognized in Income on Derivatives	November 29, 2009 Amount of Gain/(Loss) Recognized in Income on Derivatives
Interest rate contracts	Interest income (expense)	$(475)	$ 88
Rights to purchase convertible notes	Loss on rights for convertible notes	—	(4,549)
Total		$(475)	$(4,461)

Note 12: ***Acquisitions and Dispositions***

On December 1, 2008, the Company sold fifty percent of its ownership interest in its 100% owned subsidiary Sealy Korea Company to the Company's Australian licensee and these operations became

Note 12: ***Acquisitions and Dispositions*** **(Continued)**

part of the group of joint ventures that the Company participates in with the Australian licensee. In consideration of the sale of the fifty percent interest, the Company received net cash of $1.2 million and recognized a gain on the sale of the subsidiary of $1.3 million which has been recorded as a gain on sale of subsidiary stock in the accompanying Consolidated Statements of Operations. Upon the close of this transaction, the subsidiary was deconsolidated. The joint venture to which these operations were added is not considered to be a variable interest entity and is therefore not consolidated for financial statement purposes. The Company accounts for its interest in this joint venture under the equity method.

On December 4, 2008, the Company and its Australian licensee each acquired a 50% interest in a joint venture that owns the assets of the Company's former New Zealand licensee. The purchase price for the 50% ownership was $1.9 million. Additional contributions of $0.4 million were made by each party to the joint venture to fund the initial working capital of this entity. The New Zealand joint venture is not considered to be a variable interest entity and is therefore not consolidated for financial statement purposes. The Company accounts for its interest in this joint venture under the equity method.

Note 13: ***Discontinued Operations***

European Operations

On November 18, 2010, management committed to a plan to divest the assets of its European manufacturing operations in France and Italy which represented its Europe segment. Through this transaction, the assets and liabilities of the European manufacturing operations were assumed by C.F.G. S.r.L. ("CFG"). Consideration received in this transaction was the assumption of the net debt of the European operations, which approximated 6.5 million Euro, by CFG. Concurrent with this transaction, CFG has entered into a license agreement with Sealy Corporation through which the Company will receive royalty payments on sales of *Sealy* and *Stearns & Foster* branded product in the Western European market.

In the third quarter of fiscal 2010, the Company recorded an impairment charge of $23.0 million, net of tax, on the European manufacturing facility based on the estimated cash flows associated with the business. In the fourth quarter of fiscal 2010, the Company recorded a net loss on disposal of $2.4 million in connection with the sale of the business to CFG. This charge included the accumulated foreign currency translation adjustment previously recorded in other comprenhensive income.

The Company expects to receive income in future periods from the license arrangement to sell *Sealy* branded product in these markets over the term of the agreement which, initially, is five years with options to extend or renew the contract. The Company has concluded that the license fees constitute a passive royalty interest and the Company has no continuing involvement in the disposed business.

In connection with the sale of the Company's European manufacturing operations, the Company made certain guarantees with respect to the existence of liabilities and deficiencies related to assets as of the closing date that were not reflected in the European business' financial statements as of the closing date. Further, certain guarantees were made with respect to losses or damages incurred by the purchaser related to any misrepresentations or warranties made by the Company, outstanding disputes or judicial proceedings. Such guarantees are limited to an aggregate amount of 3.5 million Euro under

Note 13: *Discontinued Operations* (Continued)

the terms of the contract. As of November 28, 2010, the Company knows of no outstanding contingencies that would be covered by this guarantee.

There are no remaining assets or liabilities recorded as of November 28, 2010 related to the European manufacturing operations.

Brazilian Operations

In November 2010, management ceased manufacturing operations in Brazil. Concurrently, the Company entered into a license agreement with a third party to sell Sealy product in certain regions of this market. Additionally, the Company entered into a lease agreement with another third party to lease the manufacturing facility and related equipment. The property that will continue to be leased is not considered part of discontinued operations. See Note 22 for further details surrounding the terms of the leasing arrangement.

The Company expects to receive income in future periods from the license arrangement to sell *Sealy* branded product in the Brazilian markets over the term of the agreement which, initially, is 5 years with options to extend or renew the contracts. The Company has concluded that this constitutes a passive royalty interest and the Company has no continuing involvement in the disposed business.

The remaining current assets and liabilities of the Brazilian operations reflected within the Consolidated Balance Sheet at November 28, 2010 were immaterial and are being liquidated.

Total Discontinued Operations

The operating results of the discontinued operations in total are summarized below (in thousands):

	November 28, 2010	November 29, 2009	November 30, 2008
Net sales	$101,105	$115,482	$154,700
Loss before income taxes(a)	(36,679)	(10,119)	(38,116)
Income tax provision (benefit)	(679)	(745)	(676)
Loss from operations of discontinued operations	(36,000)	(9,374)	(37,440)
Loss on disposition of business	(2,399)	—	—
Loss from discontinued operations	$(38,399)	$ (9,374)	$(37,440)

(a) Loss before income taxes for fiscal 2010 includes a $23.0 million impairment charge related to the assets of the Company's European manufacturing operations. Loss before income taxes for fiscal 2008 includes a $24.7 million impairment charge related to the goodwill of its Europe segment.

Note 14: *Refinancing and Extinguishment of Debt and Interest Rate Derivatives*

Expenses related to refinancing and extinguishment of debt and related interest rate derivatives for the year ended November 28, 2010 included non-cash charges of $2.7 million related to the write-off of debt issuance costs and original issue discount associated with the $35.0 million of principal amount of

Note 14: ***Refinancing and Extinguishment of Debt and Interest Rate Derivatives*** **(Continued)**

the Senior Notes that were repurchased during the year ended November 28, 2010. Also included was a cash charge of $1.1 million which represents the premium that was paid to repurchase these notes. See Note 8.

Expenses related to refinancing and extinguishment of debt and related interest rate derivatives for the year ended November 29, 2009 includes non-cash charges of $2.1 million relating to the write-off of debt issuance costs associated with the old senior term loans as well as $15.2 million of cash charges associated with the termination of the interest rate swap agreements that were associated with the old senior credit facility. Additionally, $0.1 million of debt issuance costs were written off related to the repurchase of $5.0 million of aggregate principal value of 2014 Notes. See Note 8

Expenses related to refinancing and extinguishment of debt and related interest rate derivatives for the year ended November 30, 2008 include $5.4 million of refinancing expenses consisting of fees paid in connection with the Second Amendment to the Third Amended and Restated Credit Agreement in November 2008. See Note 8

Note 15: ***Other Income, Net***

Other (income) expense, net includes interest income of $0.2 million, $0.1 million, and $0.4 million for the years ended November 28, 2010, November 29, 2009, and November 30, 2008, respectively.

Note 16: ***Income Taxes***

The Company and its domestic subsidiaries file a consolidated U.S. Federal income tax return. Income tax provision (benefit) consists of:

	Year Ended		
	November 28, 2010	November 29, 2009	November 30, 2008
		(in thousands)	
Current:			
Federal	$ 97	$ (740)	$ 2,047
International	15,168	8,503	12,053
State and local	2,102	1,658	(584)
	17,367	9,421	13,516
Deferred:			
Federal	1,975	(9,940)	6,193
International	(1,164)	155	(529)
State and local	310	(1,016)	2,368
	1,121	(10,801)	8,032
Total tax provision (benefit)	$ 18,488	$ (1,380)	$21,548

Note 16: ***Income Taxes*** **(Continued)**

Earnings before income taxes consisted of the following:

	Year Ended		
	November 28, 2010	November 29, 2009	November 30, 2008
	(in thousands)		
United States	$ (133)	$ (8,828)	$19,855
International	39,670	30,307	35,330
	$39,537	$21,479	$55,185

The differences between the actual tax expense and tax expense computed at the statutory U.S. Federal tax rate are explained as follows:

	Year Ended		
	November 28, 2010	November 29, 2009	November 30, 2008
	(in thousands)		
Income tax provision computed at statutory rates			
Federal income tax provision	$13,838	$ 7,518	$ 19,315
State and local income taxes, net of federal tax benefit	1,783	(672)	2,106
Country mix impacts of foreign operations	524	(1,738)	(3,559)
Change in valuation allowance on deferred tax assets	(911)	(1,977)	1,293
Effect of non deductible meals and entertainment	322	307	388
Convertible debt costs	—	1,878	—
Non-deductible paid-in-kind interest	5,040	1,863	—
Unrecognized tax benefit adjustments	(671)	(11,052)	1,530
Goodwill impairment	—	416	991
Other items, net	(1,437)	2,077	(516)
Total income tax provision (benefit)	$18,488	$ (1,380)	$ 21,548

Unrecognized tax benefit adjustments result from a reduction in the income tax reserve as a result of the elimination of certain federal and state tax exposures during fiscal 2010 and 2009 due to the expiration of the statute of limitations.

Note 16: ***Income Taxes*** **(Continued)**

Deferred income taxes reflect the tax effect of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts for income tax purposes. The Company's total deferred tax assets and liabilities and their significant components are as follows:

	2010		2009	
	Current Asset (Liability)	Noncurrent Asset (Liability)	Current Asset (Liability)	Noncurrent Asset (Liability)
	(in thousands)			
Accrued salaries and benefits	$ 4,610	$ 10,429	$ 9,852	$ 10,743
Allowance for doubtful accounts	4,560	—	5,408	—
Plant shutdown, idle facilities, and environmental costs	146	674	269	685
Tax credit and loss carryforward benefit	524	24,665	1,278	39,512
Accrued warranty reserve	3,749	2,680	3,454	2,237
Other accrued reserves	2,035	—	1,102	—
Property, plant and equipment	917	(14,492)	383	(17,066)
Intangible assets	224	(8,888)	606	(9,419)
Debt financing costs	—	1,122	—	782
Pension obligation	—	4,488	—	4,565
Cash discounts	3,186	—	3,242	—
Inventory	1,696	—	1,612	—
All other	1,264	823	753	518
	22,911	21,502	27,959	32,557
Valuation allowance	(3,784)	(16,187)	(7,737)	(26,515)
	$19,127	$ 5,315	$20,222	$ 6,042

The fiscal 2010 and 2009 current and noncurrent deferred tax asset (liability), above, include amounts that are recorded in other current liabilities and noncurrent assets on the consolidated balance sheets, as appropriate.

The Company has a valuation allowance against certain deferred tax assets of $20.0 million at November 28, 2010 and $34.3 million at November 29, 2009, primarily reflecting uncertainties regarding utilization of loss carryforward benefits in certain foreign and state jurisdictions.

At November 28, 2010, the Company had unused state net operating loss and tax credit benefits of $7.4 million generally expiring from 2011 through 2027. There is a valuation allowance against these benefits in the amount of $7.4 million which represents the portion that the Company, at this time, expects to expire unused.

A provision has not been made for U.S. or foreign taxes on undistributed earnings of foreign subsidiaries considered indefinitely invested outside the United States. Should the Company repatriate foreign earnings, the Company would have to adjust the income tax provision in the period management determined that the Company would repatriate the earnings. The calculation of such additional taxes is not practicable.

Note 16: *Income Taxes* (Continued)

The Company adopted new FASB authoritative guidance on accounting for uncertainty in income taxes effective December 3, 2007. As a result of the adoption, the Company recognized a $10.5 million net increase to the liability for uncertain tax positions including interest and penalties of $0.7 million and $2.5 million, respectively. These increases were accounted for as a cumulative effect adjustment and recognized as an increase in the beginning accumulated deficit in the Consolidated Balance Sheets.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009
	(in thousands)	
Unrecognized tax benefits, beginning of year	$16,597	$ 27,654
Gross increases—tax positions related to the current year	1,797	300
Gross increases—tax positions related to the prior year	1,700	—
Gross decreases—tax positions related to the current year	—	—
Gross decreases—tax positions related to the prior year	(1,202)	—
Decreases for lapses in statutes of limitations	(2,390)	(11,357)
Decreases for settlements with taxing authorities	(1,732)	
Unrecognized tax benefits, end of year	$14,770	$ 16,597
Net change	($1,827)	($11,057)

As of November 28, 2010, $6.2 million represents the amount of unrecognized tax benefits that, if recognized, would favorably impact the effective tax rate in future periods.

The Company recognizes interest and penalties related to unrecognized tax benefits in income tax expense. Additional interest and penalties, recorded as a component of income tax expense during fiscal 2010 and 2009, were as follows:

	Twelve Months Ended	
	November 28, 2010	November 29, 2009
	(in thousands)	
Additional (reduction in) interest, net	95	(1,746)
Additional (reduction in) penalties	(936)	(280)

Accrued interest and penalties related to the Company's uncertain tax positions recognized in the Consolidated Balance Sheets are as follows:

	November 28, 2010	November 29, 2009
	(in thousands)	
Accrued interest	3,677	3,582
Accrued penalties	2,172	3,109

The Company expects the liability for uncertain tax positions to decrease by $2.3 million within the succeeding twelve months due to expiration of income tax statute of limitations.

Significant judgment is required in evaluating the Company's federal, state and foreign tax positions and in the determination of its tax provision. Despite the Company's belief that its liability for

Note 16: ***Income Taxes*** **(Continued)**

unrecognized tax benefits is adequate, it is often difficult to predict the final outcome or the timing of the resolution of any particular tax matter. The Company may adjust these liabilities as relevant circumstances evolve, such as guidance from the relevant tax authority, or resolution of issues in the courts. These adjustments are recognized as a component of income tax provision (benefit) entirely in the period in which they are identified. While the Company is currently undergoing examinations of certain of its corporate income tax returns by tax authorities, no issues related to these reserves have been presented to the Company and the Company has not been informed that such audits will result in an assessment or payment of taxes related to these positions during the one year period following November 28, 2010. The Company also cannot predict when or if any other future tax payments related to these tax positions may occur.

Federal years open to examination are fiscal year 2004 and forward. State and international jurisdictions remain open to examination for various years from fiscal year 2000 and forward.

Note 17: ***Retirement Plans***

Defined Contribution Plans

Substantially all employees are covered by defined contribution profit sharing plans, where specific amounts (as annually established by the Company's Board of Directors) are set aside in trust for retirement benefits. Profit sharing expense was $4.5 million, $6.1 million, and $4.5 million for the years ended November 28, 2010, November 29, 2009, and November 30, 2008, respectively.

Pension Plans

Hourly employees working at ten of the Company's domestic manufacturing facilities are covered by union sponsored retirement plans. The Company's pension cost associated with these plans consists of periodic contributions to these plans based upon employee participation. The Company recognized expense for such contributions of $4.8 million, $4.6 million, and $4.7 million, for the years ended November, 28, 2010, November 29, 2009, and November 30, 2008, respectively.

The Company has a noncontributory, defined benefit pension plan covering current and former hourly employees at four of its active plants and eight previously closed U.S. facilities. Sealy Canada, Ltd. (a 100% owned subsidiary of the Company) also sponsors a noncontributory, defined benefit pension plan covering hourly employees at one of its facilities. Both plans provide retirement and survivorship benefits based on the employees' credited years of service. The Company's funding policy provides for contributions of an amount between the minimum required and maximum amount that can be deducted for federal income tax purposes.

Pension plan assets consist of investments in various equity and fixed income mutual funds as well as money market mutual funds. The long-term rate of return for the plans is based on the weighted average of the plans' invested allocation and the historical returns for those asset categories. Because future compensation levels are not a factor in these plans' benefit formula, the accumulated benefit obligation is approximately equal to the projected benefit obligation as reported below. The discount

Note 17: ***Retirement Plans*** **(Continued)**

rate is based on the returns on long-term bonds in the private sector and incorporates a long-term inflation rate. Summarized information for the plans follows:

Expenses and Status

Components of net periodic pension cost for employees included in the Consolidated Statements of Operations were as follows:

	2010	2009	2008
	(in thousands)		
Service cost	$ 1,258	$ 751	$ 1,081
Interest cost	1,713	1,422	1,352
Expected return on assets	(1,246)	(944)	(1,333)
Curtailment loss(a)	—	—	219
Amortization of unrecognized net loss	498	366	157
Amortization of unrecognized transition asset	—	—	(87)
Amortization of unrecognized prior service cost	226	253	276
Total net periodic pension cost	2,449	1,848	1,665
Less: Net periodic pension cost of discontinued operations	(506)	(505)	(528)
Net periodic pension cost	$ 1,943	$1,343	$ 1,137

(a) This curtailment loss relates to the closure of the Clarion, Pennsylvania manufacturing facility. See Note 25.

The other changes in plan assets and benefit obligations recognized in accumulated other comprehensive income were:

	2010	2009	2008
	(in thousands)		
Net loss	$1,179	$2,883	$3,141
Prior service cost	—	16	276
Effect of curtailment(a)	—	—	(233)
Amortization of prior service cost	(169)	(253)	(276)
Amortization of net loss	(498)	(366)	(157)
Amortization of transition asset	—	—	87
Total recognized in other comprehensive income	$ 512	$2,280	$2,838

(a) This curtailment loss relates to the closure of the Clarion, Pennsylvania manufacturing facility. See Note 25.

Note 17: ***Retirement Plans*** **(Continued)**

The following assumptions, calculated on a weighted-average basis, were used to determine pension costs for the Company's pension plans:

	2010	2009	2008
Settlement (discount) rate(a)	5.70%	5.70%	6.78%
Expected long term return on plan assets	7.85%	7.86%	6.64%
Weighted average rate of increase in future compensation levels	0.00%	0.00%	0.40%

(a) Due to current economic differences in the interest rates in the jurisdictions of the retirement plans, the discount rates used in fiscal 2010 to determine the expenses for the United States retirement plan and Canadian retirement plan were 5.75% and 5.25%, respectively.

Obligations and Funded Status

The measurement date for all of the Company's pension plans is the date of the fiscal year end. The funded status of the pension plans as of November 28, 2010 and November 29, 2009, was as follows:

	2010	2009
	(in thousands)	
Change in Benefit Obligation:		
Projected benefit obligation at beginning of year	$27,455	$ 20,886
Service cost	994	500
Interest cost	1,527	1,225
Plan changes	—	16
Actuarial losses	1,492	4,869
Benefits paid	(465)	(646)
Expenses paid	(239)	(196)
Divestitures	(4,315)	528
Foreign currency exchange rate changes	131	273
Projected benefit obligation at end of year	$26,580	$ 27,455
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$15,367	$ 11,673
Actual return on assets	1,556	2,928
Employer contribution	1,607	1,400
Benefits paid	(465)	(646)
Expenses paid	(239)	(196)
Foreign currency exchange rate changes	79	208
Fair value of plan assets at end of year	$17,905	$ 15,367
Funded status	$ (8,675)	$(12,088)

Note 17: ***Retirement Plans*** **(Continued)**

	2010	2009
	(in thousands)	
Amounts Recognized in the Consolidated Balance Sheets:		
Noncurrent portion of benefit liability	$ (8,675)	$(12,087)
Accumulated other comprehensive income	12,104	12,484
Net amount recognized as of fiscal year end	$ 3,429	$ 397
Accumulated Benefit Obligation and Fair Value of Assets:		
Accumulated benefit obligation	$(26,580)	$(27,455)
Projected benefit obligation	(26,580)	(27,455)
Fair value of assets	17,905	15,367
Unfunded Projected Benefit Obligation	$ (8,675)	$(12,088)

	2010	2009
	(in thousands)	
Amounts Recognized in Accumulated Other Comprehensive Income:		
Net loss	$10,678	$ 9,989
Prior service credit	1,426	2,495
Net amount recognized as of fiscal year end	$12,104	$12,484

The following assumptions, calculated on a weighted-average basis, were used to determine benefit obligations for the Company's pension plans as of November 28, 2010 and November 29, 2009:

	2010	2009	2008
Settlement (discount) rate(a)	5.48%	5.70%	6.78%
Expected long term return on plan assets	7.85%	7.86%	6.64%
Weighted average rate of increase in future compensation levels	0.00%	0.00%	0.40%

(a) Due to current economic differences in the interest rates in the jurisdictions of the retirement plans, the discount rates used in fiscal 2010 to determine the benefit obligations for the United States retirement plan and Canadian retirement plan were 5.50% and 5.25%, respectively.

The amounts in accumulated other comprehensive income/(loss) that are expected to be recognized as components of net income during the next year are as follows:

Amortization of net loss	$519
Amortization of prior service cost	157

Note 17: ***Retirement Plans*** **(Continued)**

Plan Contributions and Expected Benefit Payments

During fiscal 2011, we expect to contribute $2.1 million to our pension plans from available cash and equivalents. The following table presents estimated future benefit payments:

Fiscal 2011	$ 533
Fiscal 2012	590
Fiscal 2013	648
Fiscal 2014	718
Fiscal 2015	792
Fiscal 2016 - Fiscal 2020	5,698
Employer Contributions Expected to be Paid in Fiscal 2011	$2,106

Pension Plan Asset Information

Investment Objective and Strategies. Our investment objectives are to minimize the volatility of the value of our pension assets relative to pension liabilities and to ensure assets are sufficient to pay plan benefits. Target and actual asset allocations are as follows:

	2010 Target	2010 Actual	2009 Actual
Allocation of plan assets:			
Equity securities	60.00%	61.07%	59.52%
Debt securities	40.00%	36.06%	40.27%
Other	0.00%	2.87%	0.21%
Total plan assets	100.00%	100.00%	100.00%

Investment strategies and policies reflect a balance of risk-reducing and return-seeking considerations. The objective of minimizing the volatility of assets relative to liabilities is addressed primarily through asset diversification. Assets are broadly diversified across many asset classes to achieve risk-adjusted returns that, in total, lower asset volatility relative to liabilities. Our policy to rebalance our investment regularly ensure actual allocations are in line with target allocations as appropriate.

Strategies to address the goal of ensuring sufficient assets to pay benefits include target allocations to a broad array of asset classes that provide return, diversification and liquidity.

The plan's investment fiduciaries are responsible for setting asset allocation targets, and monitoring asset allocation and investment performance. The Company's pension investment manager has discretion to manage assets to ensure compliance with the asset allocations approved by the plan fiduciaries.

Significant Concentrations of Risk. Significant concentrations of risk in our plan assets relate to equity, interest rate, and operating risk. In order to ensure assets are sufficient to pay benefits, a portion of plan assets is allocated to equity investments that are expected, over time, to earn higher returns with more volatility than fixed income investments which more closely match pension liabilities.

Note 17: *Retirement Plans* (Continued)

Within equities, risk is mitigated by constructing a portfolio that is broadly diversified by geography, market capitalization, investment style and process.

In order to minimize asset volatility relative to the liabilities, a portion of plan assets are allocated to fixed income investments that are exposed to interest rate risk. Rate increases will generally result in a decline in fixed income assets while reducing the present value of the liabilities. Conversely, rate decreases will increase fixed income assets, partially offsetting the related increase in the liabilities.

Operating risks primarily include the risks of inadequate diversification and insufficient oversight. To mitigate this risk, investments are diversified across and within asset classes in support of investment objectives. Policies and practices to address operating risks include ongoing oversight, plan and asset class investment guidelines, and periodic reviews to these guidelines to ensure adherence.

Expected Long-Term Return on Plan Assets. The expected long-term return assumption at November 28, 2010 is 8.00% for the United States retirement plan and 6.50% for the Canadian plan. The expected long-term return assumption is based on historical and projected rates of return for current and planned asset classes in the plan's investment portfolio. The assumption considers various sources, primarily inputs from advisors for long-term capital market returns, inflation, bond yields, and other variables, adjusted for specific aspects of our investment strategy by plan.

The investments in plan assets primarily consist of mutual funds and money market funds. Investments in mutual funds and money market funds are valued at the net asset value per share or unit multiplied by the number of shares or units held as of the measurement date. The fair value of the Company's pension benefit plan assets at November 28, 2010 by asset category is as follows:

	November 28, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category				
Equity				
Mutual funds—U.S. companies	$ 7,610	$—	$ 7,610	$—
Mutual funds—International companies	3,261	—	3,261	—
Total equity funds	10,871	—	10,871	—
Mutual funds—fixed income	6,516	—	6,516	—
Money market funds	518	—	518	—
Total	$17,905	$—	$17,905	$—

Note 18: ***Summary of Interim Financial Information (Unaudited)***

Quarterly financial data for the years ended November 28, 2010 and November 29, 2009, is presented below:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(Amounts in thousands, except for share and per share data)			
2010:				
Net sales	$311,888	$290,525	$320,504	$296,554
Gross profit	132,882	121,574	132,166	122,878
Income (loss) from continuing operations	8,277	3,667	9,225	3,491
Loss from discontinued operations	(2,562)	(2,818)	(25,048)	(7,971)
Net income (loss)	5,715	849	(15,823)	(4,480)
Earnings per share—Basic				
Income (loss) from continuing operations	0.09	0.04	0.09	0.04
Loss from discontinued operations	(0.03)	(0.03)	(0.25)	(0.08)
Net income (loss)	0.06	0.01	(0.16)	(0.05)
Earnings per share—Diluted				
Income (loss) from continuing operations	0.04	0.03	0.05	0.03
Loss from discontinued operations	(0.01)	(0.01)	(0.09)	(0.03)
Net income (loss)	0.03	0.02	(0.04)	—
2009:				
Net sales	$284,885	$273,521	$320,724	$295,451
Gross profit	112,384	115,475	138,235	121,392
Income (loss) from continuing operations	7,785	(1,242)	13,491	2,825
Loss from discontinued operations	(3,541)	(4,147)	(1,435)	(251)
Net income (loss)	4,244	(5,389)	12,056	2,574
Earnings per share—Basic				
Income (loss) from continuing operations	0.08	(0.01)	0.15	0.03
Loss from discontinued operations	(0.03)	(0.05)	(0.02)	—
Net income (loss)	0.05	(0.06)	0.13	0.03
Earnings per share—Diluted				
Income (loss) from continuing operations	0.08	(0.01)	0.06	0.02
Loss from discontinued operations	(0.03)	(0.05)	(0.01)	—
Net income (loss)	0.05	(0.06)	0.05	0.02

Amounts reflected above differ from those amounts previously reported on the Company's Quarterly Report on Form 10-Q due to the reclassification of the results of the European and Brazilian manufacturing operations as discontinued operations. See Note 13.

The results of the fourth quarter of fiscal 2010 includes a loss on disposition of $2.4 million related to the disposition of the Company's Europe segment (See Note 13).

The results of the third quarter of fiscal 2010 include an impairment charge of $23.0 million included in discontinued operations related to the assets of the Company's Europe segment which was divested in the fourth quarter of fiscal 2010 (See Note 13).

Note 18: ***Summary of Interim Financial Information (Unaudited)*** **(Continued)**

The results of the second quarter of fiscal 2009 include a decrease in net income of $11.9 million, net of taxes, due to the Refinancing. These charges include: 1) the write-off of debt issuance costs related to the Company's old senior term loans; 2) termination payments on the Company's interest rate swap agreements; and 3) the loss on rights for the Convertible Notes (See Note 10). The results of the fourth quarter of fiscal 2009 includes a goodwill impairment loss of $1.2 million recognized due to impairment identified at the Company's Argentina reporting unit (See Note 6).

Note 19: ***Accumulated Other Comprehensive Income***

Comprehensive (loss) income includes net income, foreign currency translation adjustments, net accumulated derivative gains and losses on cash flow hedges not yet realized and changes in actuarial losses and prior service credits for defined benefit pension liabilities. The following table provides the components of accumulated other comprehensive income in the Condensed Consolidated Balance Sheets (in thousands):

	November 28, 2010	November 29, 2009
Unrealized gain (loss) on cash flow hedges, net of tax of $(64) and $295, respectively	$ (69)	$ 463
Unrealized actuarial loss and prior service credit for pension liability, net of tax of $4,717 and $4,853, respectively	(7,387)	(7,936)
Accumulated foreign currency translation adjustment	14,461	6,420
	$ 7,005	$(1,053)

Note 20: ***Contingencies***

The Company is currently conducting an environmental cleanup at a formerly owned facility in South Brunswick, New Jersey pursuant to the New Jersey Industrial Site Recovery Act. The Company and one of its subsidiaries are parties to an Administrative Consent Order issued by the New Jersey Department of Environmental Protection. Pursuant to that order, the Company and its subsidiary agreed to conduct soil and groundwater remediation at the property. The Company does not believe that its manufacturing processes were the source of contamination. The Company sold the property in 1997. The Company and its subsidiary retained primary responsibility for the required remediation. The Company has completed essentially all soil remediation with the New Jersey Department of Environmental Protection approval and operates a groundwater remediation system on the site. During 2005, with the approval of the New Jersey Department of Environmental Protection, the Company removed and disposed of sediment in Oakeys Brook adjoining the site. The Company continues to monitor ground water at the site. The Company has recorded a reserve as a component of other accrued expenses and other noncurrent liabilities in the accompanying Consolidated Balance Sheets as of November 28, 2010 for $2.0 million ($2.1 million prior to discounting at 4.75%) associated with this remediation project.

The Company is also remediating soil and groundwater contamination at an inactive facility located in Oakville, Connecticut. Although the Company is conducting the remediation voluntarily, it obtained Connecticut Department of Environmental Protection approval of the remediation plan. The

Note 20: ***Contingencies*** **(Continued)**

Company has completed essentially all soil remediation under the remediation plan and is currently monitoring groundwater at the site. The Company identified cadmium in the ground water at the site and removed the contaminated soil and rock from the site during fiscal 2007. The Company has recorded a liability of approximately $0.1 million associated with the additional work and ongoing monitoring. The Company believes the contamination is attributable to the manufacturing operations of previous unaffiliated occupants of the facility.

While the Company cannot predict the ultimate timing or costs of the South Brunswick and Oakville environmental matters, based on facts currently known, the Company believes that the accruals recorded are adequate and does not believe the resolution of these matters will have a material adverse effect on the financial position or future operations of the Company; however, in the event of an adverse decision by the agencies involved, or an unfavorable result in the New Jersey natural resources damages matter, these matters could have a material adverse effect.

During fiscal 2010, the Company was assessed $8.0 million by the Brazilian government for the failure to provide certain income tax filings. Due to the accumulated net operating losses in this jurisdiction, the Company's exposure is expected to be limited. At November 28, 2010, the Company has recorded a reserve of $1.1 million related to the expected requirement to pay certain sales tax, fees and penalties associated with this assessment as a component of accrued expenses.

Note 21: ***Segment and Geographic Information***

In previous periods, the Company had two reportable segments: the Americas and Europe. These segments were identified and aggregated based on the Company's organizational structure which is organized around geographic areas. During fiscal 2010, the Company disposed of its Europe operations (presented as discontinued operations) and, as such, the results of this reportable segment have been excluded from this presentation and the Company has only one reportable segment.

Sales to external customers by geographic area are as follows:

	Fiscal year		
	2010	**2009**	**2008**
United States	$ 951,106	$ 946,950	$1,055,590
Canada	185,706	151,387	187,672
Other International	82,659	76,244	100,061
Total	**$1,219,471**	**$1,174,581**	**$1,343,323**
Total International	$ 268,365	$ 227,631	$ 287,733

Long lived assets (principally property, plant and equipment) outside the United States were $34.4 million and $60.6 million as of November 28, 2010 and November 29, 2009, respectively.

Note 22: ***Leasing Activities***

In connection with the exit of the manufacturing operations in Brazil, the Company entered into a lease arrangement for its former manufacturing facility and related equipment. The leased assets have a cost basis and carrying value of $5.4 million and $2.4 million, respectively as of November 28, 2010.

Note 22: ***Leasing Activities*** **(Continued)**

The following is a schedule of minimum future rental income at November 28, 2010 (in thousands):

Fiscal Year	
2011	$ 1,076
2012	1,076
2013	1,076
2014	1,076
2015	1,076
Thereafter	7,532
	$12,912

The provisions of this lease include an option to purchase the manufacturing facility and related equipment for a total of $15.0 million, net of lease payments received.

Note 23: ***Related Party Transactions***

During fiscal 2010, the Company incurred costs for consulting services rendered by KKR (who controlled approximately 47.7% of our issued and outstanding common stock at November 28, 2010) and Capstone Consulting LLC (a consulting company that works exclusively with KKR's portfolio companies) of $1.9 million. As of November 28, 2010, $0.2 million of this amount was accrued as a component of other accrued liabilities and accounts payable in the accompanying Condensed Consolidated Balance Sheets. The Company also participates in a lease arrangement with a KKR affiliate for our Clarion facility for a six month term with an additional six month renewal options available. We received lease income on this property of an insignificant amount during fiscal 2010.

During fiscal 2010, the Company's joint ventures declared a distribution of $1.0 million which has been reflected as a reduction of the investment in these joint ventures in the accompanying Consolidated Balance Sheet as of November 28, 2010. As of November 29, 2009, the Company had an outstanding loan receivable of $2.2 million from one of its joint ventures. During fiscal 2010, the entire balance of this loan was repaid to the Company. During fiscal 2010, the Company also earned $0.1 million in licensing fees from the Company's joint ventures.

Interest expense of $5.1 million has been recorded related to KKR Financial LLC's portion of the outstanding Senior Notes. At November 28, 2010, $4.5 million of this amount has been paid and $0.6 million remains accrued.

During fiscal 2009, the Company incurred costs for consulting services rendered by KKR (who controlled approximately 49.2% of our issued and outstanding common stock at November 29, 2009) and Capstone Consulting LLC of $2.9 million. As of November 29, 2009, $0.3 million of this amount was accrued as a component of other accrued liabilities and accounts payable in the accompanying Consolidated Balance Sheets. The Company was also billed $0.3 million for executive search costs incurred by KKR on the Company's behalf for fiscal 2009. During the third quarter of fiscal 2009, the Company entered into a lease arrangement with a KKR affiliate for the Clarion facility for a six month initial term with two six month renewal options available. The Company has received lease income on this property of an insignificant amount during fiscal 2009.

Note 23: ***Related Party Transactions*** **(Continued)**

In connection with the Refinancing (Note 8), the Company entered into an agreement with Sealy Holding, LLC, a company which is owned by KKR, whereby the Purchaser provided $177.1 million in cash to support its obligation to exercise its rights as well as an oversubscription for those rights that were not exercised by other common shareholders. Until the conclusion of the rights offering period, the $177.1 million bore interest at a rate of LIBOR plus 3.0%. At the expiration of the rights offering period, the Company repaid the Purchaser $83.3 million which represented the proceeds obtained from the subscription to the Convertible Notes by other shareholders. Convertible Notes were issued to the Purchaser in an aggregate amount of $93.8 million. Interest paid to the Purchaser on the $177.1 million related party loan outstanding during the rights period was $0.7 million. As consideration for the forward purchase, the Company paid the Purchaser $1.0 million which has been deferred as debt issuance costs which will be amortized as a component of interest expense.

KKR Financial LLC, an affiliate of KKR, also participated in the Senior Notes that were issued in connection with the Refinancing. As part of the offering, KKR Financial LLC purchased $53.0 million principal amount of the outstanding Senior Notes. Interest expense of $2.9 million has been recorded related to KKR Financial LLC's portion of the outstanding Senior Notes. At November 29, 2009, $2.2 million of this amount has been paid and $0.7 million remains accrued.

During fiscal 2009, the Company's joint ventures paid to the Company license fees of an insignificant amount and a dividend of $1.0 million. As of November 29, 2009, the Company has an outstanding loan receivable of $2.2 million from one of its joint ventures. During fiscal 2009, $0.2 million of this loan was repaid to the Company.

During fiscal 2008, the Company was billed for premiums of $0.2 million for excess directors and officers liability insurance and excess liability insurance by KKR. Additionally, the Company incurred costs of $2.6 million for consulting services provided by Capstone Consulting LLC. Further, the Company was billed for $0.6 million of executive search costs performed by KKR.

Note 24: ***Earnings Per Share***

In June 2008, the FASB issued new authoritative guidance that indicates that unvested share-based awards that contain rights to receive non-forfeitable dividends (whether paid or unpaid) are participating securities and should be included in the two-class method of computing earnings per share. The Company implemented this guidance in fiscal 2010. The adoption of this guidance requires the unvested shares of its restricted shares outstanding to be treated as participating securities in accordance with the two-class method in the calculation of both basic and diluted earnings per share. Prior period comparative data has been retrospectively restated below, in accordance with the new guidance.

Note 24: ***Earnings Per Share*** **(Continued)**

Basic and diluted earnings/(loss) per share were computed using the following:

	2010	2009	2008
		(in thousands)	
Numerator:			
Net income from continuing operations, as reported	$ 24,660	$ 22,859	$33,637
Net income attributable to participating securities	(57)	$ (72)	$ (107)
Interest on convertible notes	16,109	5,323	—
Net income from continuing operations available to common shareholders	$ 40,712	$ 28,110	$33,530
Denominator:			
Denominator for basic earnings per share—weighted average shares	95,934	92,258	91,231
Effect of dilutive securities:			
Convertible debt	183,615	89,401	—
Stock options	1,087	1,010	2,232
Restricted shares	—	—	163
Restricted share units	8,865	2,744	—
Other	356	226	103
Denominator for diluted earnings per share—adjusted weighted average shares and assumed conversions	289,857	185,639	93,729

For fiscal 2010, the antidilutive awards are 4,927 (in thousands). Options and share units not included in the calculation of diluted earnings per share because their impact is antidilutive (in thousands) for fiscal 2009 and fiscal 2008 are 7,909 and 2,785, respectively.

As of November 28, 2010, November 29, 2009, and November 30, 2008, the Company's capital stock consists of voting Class A common stock, par value $0.01 per share ("Class A Common"). The Board of Directors of the Company is authorized to issue preferred stock, par value $0.01 per share, with such designations and other terms as may be stated in the resolutions providing for the issue of any such preferred stock adopted from time to time by the Board of Directors.

On May 26, 2009, in order to have sufficient authorized but unissued shares of common stock for issuance with any conversion of the Convertible Notes, the Company amended its Certificate of Incorporation to increase the number of voting Class A shares of common stock authorized for issuance by 400,000,000 to a total of 600,000,000 shares. The number of authorized shares of preferred stock, par value $0.01 per share, remained unchanged at 50,000,000.

On February 19, 2007, the Board of Directors approved a share repurchase program authorizing the Company to repurchase up to $100 million of the Company's common stock. The Company has repurchased $16.3 million under this program as of November 28, 2010, all of which were repurchased in fiscal 2007.

Note 25: ***Restructuring Activities***

During fiscal 2009 and 2008, the Company recognized restructuring charges related to several initiatives, including facility closures and organizational changes. The Company did not recognize any such charges during fiscal 2010 outside of those that were recognized in conjunction with a discontinued operation (Note 13). The pretax restructuring charges recognized by the Company during fiscal 2009 and 2008 were as follows:

	November 29, 2009	November 30, 2008
	(in thousands)	
Charges related to continuing operations	$1,256	$2,465
Charges related to discontinued operations	—	661
	$1,256	$3,126

The following tables summarize the restructuring activity for fiscal 2009 and the related restructuring liabilities balance (included as a component of other accrued liabilities within the accompanying Consolidated Balance Sheets) as of November 29, 2009:

	2009 Restructuring Activities					
	Liabilities November 30, 2008	Charges to Expense	Cash Payments	Adjustments to Expense	Non-cash Utilized	Liabilities November 29, 2009
	(in thousands)					
Severance and employee benefits	$393	$ 114	$(315)	$(192)	$ —	$—
Asset impairment charges	—	1,334	—	—	(1,334)	—
Total	$393	$1,448	$(315)	$(192)	$(1,334)	$—

Restructuring activities related to continuing operations include the following:

In the second quarter of fiscal 2009, management made the decision to cease manufacturing of certain foundation components and begin purchasing all of these components from third party suppliers. As a result, the Company incurred certain costs which were insignificant related to one-time terminations of employees. Additionally, the Company recognized an impairment charge of approximately $1.2 million for the related equipment used in this manufacturing process that was not sold. The fair value of the equipment not sold in this transaction was considered to be zero based on the expectation that the equipment will not be able to be sold. This plan was completed in the second quarter of fiscal 2009 and the Company does not expect to incur additional costs related to this restructuring activity.

In the third quarter of fiscal 2008, management also made the decision to close its manufacturing facility in Clarion, Pennsylvania. This facility was closed on October 17, 2008. This closure resulted in the elimination of approximately 114 positions, the majority of which occurred in the fourth quarter of fiscal 2008. The Company recorded a pre-tax restructuring and impairment charge related to this action of $2.5 million during fiscal 2008, of which $1.6 million was related to employee severance and benefits and other exit costs, and $0.9 million which was non-cash in nature, related to fixed asset impairment charges. The impairment charges were recognized based on the difference between the carrying value and the amount expected to be recovered through sale of the property, plant and equipment. In fiscal 2009, the Company incurred additional restructuring charges related to this activity of $0.1 million

Note 25: ***Restructuring Activities*** **(Continued)**

representing costs incurred to relocate machinery and equipment. This plan was completed in the first quarter of fiscal 2009.

Restructuring activities related to discontinued operations include the following:

In the first quarter of fiscal 2008, management made the decision to cut back the manufacturing operations in Brazil and move to a business model under which significantly more product will be supplied by production from other Sealy manufacturing facilities. As a result, the Company incurred charges of $0.4 million related to employee severance and related benefits. The plan was completed in the fourth quarter of fiscal 2008.

In the third quarter of fiscal 2008, management elected to close its administrative offices near Milan, Italy and relocate these activities to its manufacturing facility in Silvano, Italy. This closure resulted in the elimination of approximately 10 employees who elected not to relocate in the fourth quarter of fiscal 2008. The Company recorded a pre-tax restructuring charge related to this action of $0.2 million during the year ended November 30, 2008, the majority of which was related to employee severance and benefits. An insignificant amount of this charge was related to relocation costs. This plan was completed in the fourth quarter of fiscal 2008.

There is no remaining accrued balance related to these restructuring activities as of November 28, 2010 and November 29, 2009.

Note 26: ***Guarantor/Non-Guarantor Financial Information***

Sealy Corporation, Sealy Mattress Corporation (a 100% owned subsidiary of Sealy Corporation) and each of the subsidiaries of Sealy Mattress Company (the "Issuer") that guarantee the Senior Notes, the Convertible Notes and the 2014 Notes (the "Guarantor Subsidiaries"), are 100% owned subsidiaries of the Issuer, and have fully and unconditionally guaranteed, on a joint and several basis, the obligation to pay principal and interest with respect to the Senior Notes, the Convertible Notes and the 2014 Notes (collectively, the "Guaranteed Notes") of the Issuer. Substantially all of the Issuer's operating income and cash flow is generated by its subsidiaries. As a result, funds necessary to meet the Issuer's debt service obligations are provided in part by distributions or advances from its subsidiaries. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Issuer's subsidiaries, could limit the Issuer's ability to obtain cash from its subsidiaries for the purpose of meeting its debt service obligations, including the payment of principal and interest on the Guaranteed Notes. Although holders of the Guaranteed Notes will be direct creditors of the Issuer's principal direct subsidiaries by virtue of the guarantees, the Issuer has subsidiaries ("Non-Guarantor Subsidiaries") that are not included among the Guarantor Subsidiaries, and such subsidiaries will not be obligated with respect to the Guaranteed Notes. As a result, the claims of creditors of the Non-Guarantor Subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Issuer, including the holders of the Guaranteed Notes.

The following supplemental condensed consolidating financial statements present:

1. Condensed consolidating balance sheets as of November 28, 2010 and November 29, 2009 and condensed consolidating statements of operations and cash flows for the fiscal years ended November 28, 2010, November 29, 2009 and November 30, 2008.

Note 26: ***Guarantor/Non-Guarantor Financial Information*** **(Continued)**

2. Sealy Corporation (as "Guarantor Parent"), Sealy Mattress Corporation (a guarantor), the Issuer, combined Guarantor Subsidiaries and combined Non-Guarantor Subsidiaries with their investments in subsidiaries accounted for using the equity method (see Note 1).

3. Elimination entries necessary to consolidate the Guarantor Parent and all of its subsidiaries.

Separate financial statements of each of the Guarantor Subsidiaries are not presented because management believes that these financial statements would not be material to investors.

There are no material contingencies, guarantees or redeemable stock requirements outstanding pertaining to Sealy Corporation as a standalone entity. The long-term obligations recorded on the separate company financial statements for Sealy Corporation presented below relate to the Company's Convertible Notes, the terms of which are further discussed in Note 8. Sealy Corporation has not received cash dividends from any of its subsidiaries or its equity method investees during the fiscal years ended November 28, 2010, November 29, 2009, and November 30, 2008.

SEALY CORPORATION

Supplemental Condensed Consolidating Balance Sheets

November 28, 2010

(in thousands)

	Sealy Corporation	Sealy Mattress Corporation	Sealy Mattress Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets							
Current assets:							
Cash and equivalents	$ 1,010	$ —	$ 9,234	$ 59,108	$ 39,903	$ —	$ 109,255
Accounts receivable, net	7	—	23	80,202	60,546	—	140,778
Inventories	—	—	1,605	47,230	8,684	(341)	57,178
Other current assets and deferred income taxes	410	—	448	32,541	5,271	—	38,670
Total current assets	1,427	—	11,310	219,081	114,404	(341)	345,881
Property, plant and equipment, at cost	—	—	9,452	340,077	35,941	—	385,470
Less accumulated depreciation	—	—	(5,326)	(192,881)	(19,191)	—	(217,398)
	—	—	4,126	147,196	16,750	—	168,072
Other assets:							
Goodwill	—	—	24,741	301,942	35,275	—	361,958
Intangible assets, net	—	—	—	1,377	10	—	1,387
Net investment in subsidiaries	(179,840)	236,674	383,319	114,072	—	(554,225)	—
Due from (to) affiliates	272,114	(416,514)	547,919	(124,622)	(97,023)	(181,874)	—
Debt issuance costs, net and other assets	—	—	22,142	20,522	16,795	—	59,459
	92,274	(179,840)	978,121	313,291	(44,943)	(736,099)	422,804
Total assets	$ 93,701	$(179,840)	$993,557	$ 679,568	$ 86,211	$(736,440)	$ 936,757
Liabilities and Stockholders' (Deficit) Equity							
Current liabilities:							
Current portion—long-term obligations	$ —	$ —	$ —	$ 1,724	$ 442	$ —	$ 2,166
Accounts payable	—	—	446	44,406	21,655	—	66,507
Accrued customer incentives and advertising	—	—	—	24,446	10,064	—	34,510
Accrued compensation	—	—	383	17,840	4,167	—	22,390
Accrued interest	—	—	1,239	13,120	—	—	14,359
Other accrued liabilities	(1)	—	530	28,198	8,471	—	37,198
Total current liabilities	(1)	—	2,598	129,734	44,799	—	177,130
Long-term obligations	181,341	—	754,603	38,481	—	(181,341)	793,084
Other liabilities	—	—	—	46,746	6,611	—	53,357
Deferred income tax liabilities	—	—	(318)	530	613	—	825
Stockholders' equity (deficit)	(87,639)	(179,840)	236,674	464,077	34,188	(555,099)	(87,639)
Total liabilities and stockholders' equity (deficit)	$ 93,701	$(179,840)	$993,557	$ 679,568	$ 86,211	$(736,440)	$ 936,757

SEALY CORPORATION

Supplemental Condensed Consolidating Balance Sheets

November 30, 2009

(in thousands)

	Sealy Corporation	Sealy Mattress Corporation	Sealy Mattress Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets							
Current assets:							
Cash and equivalents	$ 357	$ —	$ 29,234	$ 67,950	$ 33,886	$ —	$ 131,427
Accounts receivable, net	—	—	6	82,339	74,505	—	156,850
Inventories	—	—	1,663	37,023	18,478	(354)	56,810
Other current assets and deferred income taxes	394	—	1,169	31,405	8,334	—	41,302
Total current assets	751	—	32,072	218,717	135,203	(354)	386,389
Property, plant and equipment, at cost	—	—	9,337	335,302	102,350	—	446,989
Less accumulated depreciation	—	—	(4,802)	(180,116)	(54,590)	—	(239,508)
	—	—	4,535	155,186	47,760	—	207,481
Other assets:							
Goodwill	—	—	24,741	301,942	33,900	—	360,583
Intangible assets, net	271	—	—	1,666	—	—	1,937
Net investment in subsidiaries	(170,794)	245,511	389,844	75,527	—	(540,088)	—
Due from (to) affiliates	243,154	(416,305)	553,243	(102,010)	(98,073)	(180,009)	—
Debt issuance costs, net and other assets	—	—	29,226	17,902	11,952	—	59,080
	72,631	(170,794)	997,054	295,027	(52,221)	(720,097)	421,600
Total assets	$ 73,382	$(170,794)	$1,033,661	$ 668,930	$130,742	$(720,451)	$1,015,470
Liabilities and Stockholders' (Deficit) Equity							
Current liabilities:							
Current portion—long-term obligations	$ —	$ —	$ —	$ 2,159	$ 11,534	$ —	$ 13,693
Accounts payable	—	—	275	45,413	43,283	—	88,971
Accrued customer incentives and advertising	—	—	—	24,175	7,629	—	31,804
Accrued compensation	—	—	391	32,706	10,008	—	43,105
Accrued interest	6	—	1,343	13,658	223	—	15,230
Other accrued liabilities	1,116	—	401	28,046	6,873	—	36,436
Total current liabilities	1,122	—	2,410	146,157	79,550	—	229,239
Long-term obligations	180,108	—	785,678	40,220	7,868	(180,108)	833,766
Other liabilities	—	—	—	48,456	11,169	—	59,625
Deferred income tax liabilities	144	—	62	21	605	—	832
Common stock and options subject to redemption	—	—	—	—	—	—	—
Stockholders' equity (deficit)	(107,992)	(170,794)	245,511	434,076	31,550	(540,343)	(107,992)
Total liabilities and stockholders' equity (deficit)	$ 73,382	$(170,794)	$1,033,661	$ 668,930	$130,742	$(720,451)	$1,015,470

SEALY CORPORATION

Supplemental Condensed Consolidating Statements of Operations

Year Ended November 28, 2010

(in thousands)

	Sealy Corporation	Sealy Mattress Corporation	Sealy Mattress Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$ —	$ 82,045	$902,131	$262,125	$(26,830)	$1,219,471
Cost and expenses:							
Cost of goods sold	—	—	49,007	540,751	147,056	(26,843)	709,971
Selling, general and administrative	4	—	7,552	320,241	70,256	—	398,053
Asset impairment loss	—	—	—	—	—	—	—
Amortization expense	—	—	—	289	—	—	289
Restructuring expenses and asset impairment	—	—	—	—	—	—	—
Royalty (income) expense, net	(1)	—	—	(17,528)	—	—	(17,529)
Income from operations	(3)	—	25,486	58,378	44,813	13	128,687
Interest expense	1	319	81,618	2,507	1,172	—	85,617
Refinancing and extinguishment of debt and interest rate derivatives	—	—	3,759	—	—	—	3,759
Other (income) expense, net	—	—	—	1	(227)	—	(226)
Loss (income) from equity investees	16,983	16,664	14,384	—	—	(48,031)	—
Loss (income) from non- guarantor equity investees	—	—	—	3,707	—	(3,707)	—
Capital charge and intercompany interest allocation	(319)	—	(55,765)	51,682	4,402	—	—
Income (loss) before income taxes	(16,668)	(16,983)	(18,510)	481	39,466	51,751	39,537
Income tax provision (benefit)	(3,181)	—	(1,846)	10,860	12,523	132	18,488
Equity in earnings of unconsolidated affiliates	—	—	—	—	3,611	—	3,611
Income (loss) from continuing operations	(13,487)	(16,983)	(16,664)	(10,379)	30,554	51,619	24,660
Loss from discontinued operations	(252)	—	—	(3,886)	(34,261)	—	(38,399)
Net income (loss)	$(13,739)	$(16,983)	$(16,664)	$(14,265)	$ (3,707)	$ 51,619	$ (13,739)

SEALY CORPORATION

Supplemental Condensed Consolidating Statements of Operations

Year Ended November 29, 2009

(in thousands)

	Sealy Corporation	Sealy Mattress Corporation	Sealy Mattress Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$ —	$ 84,763	$894,433	$221,691	$(26,306)	$1,174,581
Cost and expenses:							
Cost of goods sold	—	—	49,701	527,120	136,686	(26,412)	687,095
Selling, general and administrative	13	—	7,805	321,755	52,941	—	382,514
Goodwill impairment loss	—	—	—	—	1,188	—	1,188
Amortization of intangibles	3	—	—	288	(2)	—	289
Restructuring and related costs	—	—	—	1,256	—	—	1,256
Royalty (income) expense, net	(1)	—	—	(16,472)	41	—	(16,432)
Income from operations	(15)	—	27,257	60,486	30,837	106	118,671
Interest expense	92	304	73,065	2,528	593	—	76,582
Loss on rights for convertible notes	4,549	—	—	—	—	—	4,549
Gain on sale of subsidiary stock	—	—	—	—	(1,292)	—	(1,292)
Refinancing and extinguishment of debt and interest rate derivatives	—	—	17,423	—	—	—	17,423
Other (income) expense, net	—	—	—	(1)	(69)	—	(70)
Loss (income) from equity investees	(15,831)	(16,135)	(19,226)	—	—	51,192	—
Loss (income) from non- guarantor equity investees	—	—	—	(13,571)	—	13,571	—
Capital charge and intercompany interest allocation	(304)	—	(60,178)	58,056	2,426	—	—
Income (loss) before income taxes	11,479	15,831	16,173	13,474	29,179	(64,657)	21,479
Income tax expense (benefit)	(3,641)	—	38	(5,713)	7,937	(1)	(1,380)
Equity in earnings of unconsolidated affiliates	—	—	—	—	—	—	—
Income (loss) from continuing operations	15,120	15,831	16,135	19,187	21,242	(64,656)	22,859
Loss from discontinued operations	(1,635)	—	—	—	(7,739)	—	(9,374)
Net income (loss)	$ 13,485	$ 15,831	$ 16,135	$ 19,187	$ 13,503	$(64,656)	$ 13,485

SEALY CORPORATION

Supplemental Condensed Consolidating Statements of Operations

Year Ended November 30, 2008

(in thousands)

	Sealy Corporation	Sealy Mattress Corporation	Sealy Mattress Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net sales	$ —	$ —	$ 74,171	$1,012,557	$284,513	$(27,918)	$1,343,323
Cost and expenses:							
Cost of goods sold	—	—	44,155	611,451	167,517	(28,299)	794,824
Selling, general and administrative	3	—	7,198	360,120	76,285	—	443,606
Goodwill impairment loss	—	—	—	2,831	—	—	2,831
Amortization of intangibles	—	—	—	289	—	—	289
Restructuring and related costs	—	—	—	2,465	—	—	2,465
Royalty (income) expense, net	—	—	—	(17,323)	—	—	(17,323)
Income from operations	(3)	—	22,818	52,724	40,711	381	116,631
Interest expense	—	468	53,660	2,264	64	—	56,456
Other (income) expense, net	—	—	5,378	(50)	(338)	—	4,990
Loss (income) from equity investees	8,884	8,586	10,093	—	—	(27,563)	—
Loss (income) from non- guarantor equity investees	—	—	—	5,126	—	(5,126)	—
Capital charge and intercompany interest allocation	(468)	—	(35,652)	32,013	4,107	—	—
Income (loss) before income taxes	(8,419)	(9,054)	(10,661)	13,371	36,878	33,070	55,185
Income tax expense (benefit)	(4,073)	(170)	(2,075)	23,466	4,300	100	21,548
Equity in earnings of unconsolidated affiliates	—	—	—	—	—	—	—
Income (loss) from continuing operations	(4,346)	(8,884)	(8,586)	(10,095)	32,578	32,970	33,637
Income (loss) from discontinued operations	543	—	—	—	(37,983)	—	(37,440)
Net income (loss)	$(3,803)	$(8,884)	$ (8,586)	$ (10,095)	$ (5,405)	$ 32,970	$ (3,803)

SEALY CORPORATION

Supplemental Condensed Consolidating Statements of Cash Flows

Year Ended November 28, 2010

(in thousands)

	Sealy Corporation	Sealy Mattress Corporation	Sealy Mattress Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$ —	$—	$ 24,638	$ 7,152	$ 16,676	$—	$ 48,466
Investing activities:							
Purchase of property, plant and equipment	—	—	(169)	(13,770)	(2,639)	—	(16,578)
Proceeds from the sale of property, plant, and equipment	—	—	27	13	84	—	124
Net proceeds from sale of subsidiary	—	—	—	—	(340)	—	(340)
Repayments of loans and capital investments from unconsolidated affiliate	—	—	—	—	3,205	—	3,205
Net activity in investment in and advances from (to) subsidiaries and affiliates	(61)	—	(8,438)	4,913	3,586	—	—
Net cash provided by (used in) investing activities	(61)	—	(8,580)	(8,844)	3,896	—	(13,589)
Financing activities:							
Equity received upon exercise of stock including related excess tax benefits	714	—	—	—	—	—	714
Repurchase of common stock associated with vesting of employee share-based awards	—	—	—	(4,806)	—	—	(4,806)
Proceeds from issuance of long term obligations	—	—	—	—	4,702	—	4,702
Repayments of long-term obligations	—	—	—	(2,344)	(12,724)	—	(15,068)
Repayment of senior secured notes	—	—	(36,050)	—	—	—	(36,050)
Debt issuance costs	—	—	—	—	—	—	—
Other	—	—	(8)	—	—	—	(8)
Net cash used in financing activities	714	—	(36,058)	(7,150)	(8,022)	—	(50,516)
Effect of exchange rate changes on cash	—	—	—	—	(6,533)	—	(6,533)
Change in cash and equivalents	653	—	(20,000)	(8,842)	6,017	—	(22,172)
Cash and equivalents:							
Beginning of period	357	—	29,234	67,950	33,886	—	131,427
End of period	$1,010	$—	$ 9,234	$ 59,108	$ 39,903	$—	$109,255

SEALY CORPORATION

Supplemental Condensed Consolidating Statements of Cash Flows

Year Ended November 29, 2009

(in thousands)

	Sealy Corporation	Sealy Mattress Corporation	Sealy Mattress Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$ —	$—	$ 11,831	$ 54,399	$ 12,423	$—	$ 78,653
Investing activities:							
Purchase of property, plant and equipment	—	—	(73)	(10,243)	(2,112)	—	(12,428)
Proceeds from the sale of property, plant, and equipment	—	—	21	10,256	111	—	10,388
Net proceeds from sale of subsidiary	—	—	—	—	1,237	—	1,237
Investments in and loans to unconsolidated affiliate	—	—	—	—	(2,322)	—	(2,322)
Repayments of loans and capital investments from unconsolidated affiliate	—	—	—	—	(138)	—	(138)
Net activity in investment in and advances from (to) subsidiaries and affiliates	(262)	—	(21,015)	16,431	4,846	—	—
Net cash provided by (used in) investing activities	(262)	—	(21,067)	16,444	1,622	—	(3,263)
Financing activities:							
Equity received upon exercise of stock including related excess tax benefits	30	—	—	—	—	—	30
Proceeds from issuance of long term obligations	—	—	—	—	6,280	—	6,280
Repayments of long-term obligations	—	—	—	(5,316)	(12,969)	—	(18,285)
Repayment of old senior term loans	—	—	(377,181)	—	—	—	(377,181)
Proceeds from issuance of new senior secured notes	—	—	335,916	—	—	—	335,916
Proceeds from issuance of related party debt	—	—	177,132	—	—	—	177,132
Repayment of subordinated notes	—	—	(4,953)	—	—	—	(4,953)
Repayment of related party notes	—	—	(83,284)	—	—	—	(83,284)
Proceeds from issuance of convertible notes, net	—	—	83,284	—	—	—	83,284
Borrowings under new asset-based revolver	—	—	—	—	—	—	—
Borrowings under old revolving credit facilities	—	—	130,300	—	10,858	—	141,158
Repayments on old revolving credit facilities	—	—	(194,700)	—	(10,858)	—	(205,558)
Debt issuance costs	—	—	(27,617)	—	—	—	(27,617)
Other	—	—	(428)	—	—	—	(428)
Net cash used in financing activities	30	—	38,469	(5,316)	(6,689)	—	26,494
Effect of exchange rate changes on cash	—	—	—	—	2,947	—	2,947
Change in cash and equivalents	(232)	—	29,233	65,527	10,303	—	104,831
Cash and equivalents:							
Beginning of period	589	—	1	2,423	23,583	—	26,596
End of period	$ 357	$—	$ 29,234	$ 67,950	$ 33,886	$—	$ 131,427

SEALY CORPORATION

Supplemental Condensed Consolidating Statements of Cash Flows

Year Ended November 30, 2008

(in thousands)

	Sealy Corporation	Sealy Mattress Corporation	Sealy Mattress Company	Combined Guarantor Subsidiaries	Combined Non-Guarantor Subsidiaries	Eliminations	Consolidated
Net cash provided by operating activities	$ —	$—	$ 3,069	$ 22,061	$ 28,583	$—	$ 53,713
Cash flows from investing activities:							
Purchase of property, plant and equipment	—	—	(152)	(19,569)	(5,254)	—	(24,975)
Proceeds from the sale of property, plant, and equipment	—	—	1	15	46	—	62
Net activity in investment in and advances from (to) subsidiaries and affiliates	6,914	—	594	1,430	(8,938)	—	—
Net cash provided by (used in) investing activities	6,914	—	443	(18,124)	(14,146)	—	(24,913)
Cash flows from financing activities:							
Dividend	(6,811)	—	—	—	—	—	(6,811)
Equity received upon exercise of stock including related excess tax benefits	482	—	—	—	—	—	482
Repurchase of common stock	—	—	—	—	—	—	—
Proceeds from issuance of long term obligations	—	—	—	—	9,305	—	9,305
Repayments of long-term obligations	—	—	(26,212)	(5,526)	(12,717)	—	(44,455)
Borrowings under revolving credit facilities	—	—	243,000	—	40,527	—	283,527
Repayments on revolving credit facilities	—	—	(220,200)	—	(40,417)	—	(260,617)
Other	—	—	(100)	—	—	—	(100)
Net cash used in financing activities	(6,329)	—	(3,512)	(5,526)	(3,302)	—	(18,669)
Effect of exchange rate changes on cash	—	—	—	—	1,858	—	1,858
Change in cash and cash equivalents	585	—	—	(1,589)	12,993	—	11,989
Cash and cash equivalents:							
Beginning of period	4	—	1	4,012	10,590	—	14,607
End of period	$ 589	$—	$ 1	$ 2,423	$ 23,583	$—	$ 26,596

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, as of the end of the period covered by this report (the "Evaluation Date"). Based on this evaluation, our principal executive officer and principal financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information relating to the Company, including our consolidated subsidiaries, required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to the Company's management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act, identified in connection with the foregoing evaluation that occurred during the fourth quarter of fiscal 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with U.S. generally accepted accounting principles. Because of inherent limitations, a system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on its evaluation, our management concluded that our internal control over financial reporting was effective as of the end of the period covered by this report. Deloitte & Touche LLP has audited our internal control over financial reporting as of November 28, 2010 and issued their attestation report; their attestation report is included in Item 9A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Sealy Corporation
Trinity, North Carolina

We have audited the internal control over financial reporting of Sealy Corporation and subsidiaries (the "Company") as of November 28, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 28, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended November 28, 2010 of the Company and our report dated January 20, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP
Raleigh, North Carolina
January 20, 2011

Item 9B. ***Other Information***

None.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

Executive Officers of the Registrant

Name	Age	Position
Lawrence J. Rogers	62	President and Chief Executive Officer
Jeffrey C. Ackerman	47	Executive Vice President and Chief Financial Officer
G. Michael Hofmann	52	Executive Vice President of Operations, North America
Louis R. Bachicha	54	Executive Vice President of Sales
Jodi Allen	42	Senior Vice President, Chief Marketing Officer
Carmen Dabiero	55	Senior Vice President, Human Resources
Michael Q. Murray	47	Senior Vice President, General Counsel and Secretary

The present principal occupations and recent employment history of each of the executive officers and key employees listed above is as follows:

Lawrence J. Rogers. Mr. Rogers, age 62, was appointed President and Chief Executive Officer effective July 22, 2008. Prior to this appointment, Mr. Rogers served as Interim Chief Executive Officer of the Company since March 12, 2008. From December 2006 through March 2008, Mr. Rogers served as the President, North America. Prior to that, Mr. Rogers was President, Sealy International. Since joining us in 1979, Mr. Rogers has served in numerous other capacities within our operations, including President of Sealy of Canada.

Jeffrey C. Ackerman. Mr. Ackerman, age 47, has been Executive Vice President and Chief Financial Officer since joining us in January 2006. From 1997 until joining us, Mr. Ackerman was a Vice President, Finance with Dade Behring, Inc., a medical diagnostics company. From 1989 to 1997, he served in a variety of finance roles at the Frito-Lay branded snacks division of PepsiCo Inc.

G. Michael Hofmann. Mr. Hofmann, age 52, has been Executive Vice President of Operations, North America since December 15, 2006. Prior to that Mr. Hofmann was Senior Vice President, Operations since October 2002. From 1982 until joining our company, Mr. Hofmann was with Hill-Rom Company (a subsidiary of Hillenbrand Industries), a medical equipment company, serving as its Vice President, Global Engineering from 2001 through 2002, and its Vice President and General Manager, Europe Capital Business Unit from 1995 through 2000. In 2008, Hillenbrand split into two different companies. Hill-Rom is now traded as HRC on the New York Stock Exchange.

Louis R. Bachicha. Mr. Bachicha, age 54, has been Executive Vice President of Sales since February of 2008. Prior to that, Mr. Bachicha served as Vice President/Chief Operating Officer of Sealy of Canada. Since joining us in 1984, Mr. Bachicha has served in numerous other capacities with our operations including Vice President Sales—Eastern Region.

Jodi Allen. Ms. Allen, age 42, has been Senior Vice President, Chief Marketing Officer since September 2009. From 1995 until joining our company in September 2009, Ms. Allen was with Whirlpool Corp., a worldwide manufacturer of home appliances, serving in various roles in marketing, financial and general management but most recently as General Manager of Whirlpool's dishwasher business in North America.

Carmen Dabiero. Mr. Dabiero, age 55, has been Senior Vice President, Human Resources since March 2009. Mr. Dabiero joined us in November 1995 and has served in numerous other capacities with in our Human Resources Department.

Michael Q. Murray. Mr. Murray, age 47, has been Senior Vice President, General Counsel and Secretary since August 2009. Mr. Murray joined us in 1999, serving in several positions in our Legal Department.

Information concerning the Board of Directors of the Company, our nominations process, the members of the Company's Audit Committee, the Company's Audit Committee Financial Expert, and compliance with Section 16(a) of the Securities Exchange Act of 1934 required by this Item is incorporated by reference to the sections entitled "Election of Directors," "Corporate Governance and Related Matters," "Board of Directors Information" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the 2011 Annual Meeting of Stockholders to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K (the "Proxy Statement").

Code of Ethics

Our board adopted a code of business conduct and ethics applicable to directors, officers and employees to establish standards and procedures related to the compliance with laws, rules and regulations, treatment of confidential information, conflicts of interest, competition and fair dealing and reporting of violations of the code; and includes a requirement that we make prompt disclosure of any amendment or waiver of the code for executive officers or directors made by our board. A copy of the code of business conduct and ethics is available on our website at *www.sealy.com* and we will post any amendments to or waivers from the code of business conduct and ethics on our website.

Item 11. ***Executive Compensation***

The information required by this item is incorporated herein by reference to the sections entitled "Executive Compensation," "Compensation Committee Report," and "Compensation Committee Interlocks and Insider Participation" in the Company's Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of November 28, 2010 regarding the Company's equity compensation plans. The only plan pursuant to which the Company may make equity grants is the Sealy Corporation 2004 Stock Option Plan (the "2004 Plan") that was approved by the Board of Directors and the Company's Shareholders on April 6, 2004. The 2004 Plan was intended to replace the Sealy Corporation 1998 Stock Option Plan (the "1998 Plan"). Since the 2004 Plan was approved, no further grants have been made under the 1998 Plan except in connection with the modification of awards outstanding under the 1998 Plan in fiscal 2009. This modification was made to give effect to the dilution caused by the issuance of the rights for the Convertible Notes.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)	21,656,429	$4.56 per share	19,111,800(2)

(1) These numbers include the 2004 Plan and the 1998 Plan. The weighted average exercise price in column (b) of the table reflects all such stock options. Restricted shares, restricted share units and

shares of deferred stock or phantom stock units that may be settled in shares of common stock are included in column (a) of the table, but are not included in column (b) for purposes of determining the weighted average exercise price of stock options. The Company also has issued restricted share units under the 2004 Plan. The issuance of these restricted share units has been considered in column (a) and (c) above.

(2) These are shares available for grant as of November 28, 2010 under the 2004 Plan pursuant to which the compensation committee of the Board of Directors may make various share-based awards including grants of cash and cashless exercise stock options, restricted share awards, restricted share units, stock appreciation rights and/or dividend equivalent rights to management and other key employees on terms and subject to conditions as established by the compensation committee of our Board of Directors or certain of the committee's designees. The 2004 Plan was amended in fiscal 2009 to increase the number of shares available for issuance under the plan to 40,190,000 shares of our Class A common stock for grants. If stock options granted under the 2004 Plan are forfeited or otherwise terminated, then the shares underlying that grant will become available for a subsequent grant under the 2004 Plan. To the extent shares underlying forfeited or otherwise terminated options have become available for subsequent grants as of November 28, 2010, they are included in the table as available for grant.

Additional information required by this item is incorporated herein by reference to the sections entitled "Beneficial Ownership of Common Stock" and "Executive Compensation" in the Company's Proxy Statement.

Item 13. ***Certain Relationships and Related Transactions and Director Independence***

The information required by this item is incorporated herein by reference to Note 23 of the accompanying Consolidated Financial Statements included in Item 8 of this 10-K and the sections entitled "Certain Relationships and Related Party Transactions", "Director Independence" and "General—Insider Transactions" in the Company's Proxy Statement.

Item 14. ***Principal Accountant Fees and Services***

The information required by this item is incorporated herein by reference to the section entitled "Audit Committee Report and Audit Fees" in the Company's Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

Documents filed as a part of the report:

(1) Financial Statements.

Consolidated Balance Sheets at November 28, 2010 and November 29, 2009.

Consolidated Statements of Operations for the years ended November 28, 2010, November 29, 2009, and November 30, 2008.

Consolidated Statements of Stockholders' Deficit for the years ended November 28, 2010, November 29, 2009, and November 30, 2008.

Consolidated Statements of Cash Flows for the years ended November 28, 2010, November 29, 2009, and November 30, 2008.

Notes to Consolidated Financial Statements

(2) Financial Statement Schedules.

Schedule I—Consolidated Valuation and Qualifying Accounts

(3) Exhibits.

The exhibits listed in the accompanying Exhibit Index are filed as a part of this report.

The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of March 3, 2004, by and between Sealy Corporation and Posturepedic Acquisition Corp. (incorporated herein by reference to Exhibit 2.1 to Sealy Corporation's Current Report on Form 8-K (File No. 1-8738) filed April 15, 2004) (Sealy Corporation agrees to furnish a copy of any omitted schedules or similar supplements to the SEC upon request)
2.2	First Amendment to the Agreement and Plan of Merger, dated April 5, 2004, by and between Sealy Corporation and Sealy Acquisition Corp. (incorporated herein by reference to Exhibit 2.2 to Sealy Corporation's Current Report on Form 8-K (File No. 1-8738) filed April 15, 2004) (Sealy Corporation agrees to furnish a copy of any omitted schedules or similar supplements to the SEC upon request)
3.1	Amended and Restated Certificate of Incorporation of Sealy Corporation dated as of March 23, 2006 (incorporated herein by reference to Exhibit 3.1 to Sealy Corporation's Registration Statement on Form S-1/A (File No. 1-8738) filed March 24, 2006)
3.2	Amended and Restated Bylaws of Sealy Corporation dated as of December 20, 2007 (incorporated herein by reference to Sealy Corporation's report on Form 8-K (File No. 1-8738) filed December 21, 2007)
3.3	Amendment to Amended and Restated Certificate of Incorporation of Sealy Corporation dated as of June 25, 2009 (incorporated herein by reference to Exhibit 3.1 to Sealy Corporation's filing on Form 10-Q for the quarterly period ended May 31, 2009 (File No. 1-8738) filed June 30, 2009)
4.1	Indenture, dated as of April 6, 2004, by and among Sealy Mattress Company, the Guarantors named therein and The Bank of New York Trust Company, N.A., as trustee, with respect to the 8.25% Senior Subordinated Notes due 2014 and the 8.25% Senior Subordinated Exchange Notes due 2014 (incorporated herein by reference to Exhibit 4.1 to Sealy Mattress Company's Registration Statement on Form S-4 (File No. 333-117081) filed July 1, 2004)
4.2	First Supplemental Indenture, dated as of June 28, 2004, among Sealy Mattress Company, Sealy Corporation, Sealy Mattress Corporation and the subsidiary guarantors named therein and The Bank of New York Trust Company, N.A., as trustee, with respect to the 8.25% Senior Subordinated Notes due 2014 and the 8.25% Senior Subordinated Exchange Notes due 2014 (incorporated herein by reference to Exhibit 4.3 to Sealy Mattress Company's Registration Statement on Form S-4 (File No. 333-117081) filed July 1, 2004)
4.3	Note and Stock Purchase Agreement, dated as of July 16, 2004, between Sealy Corporation and the Purchasers named therein, with respect to the 10% Senior Subordinated Notes due 2015 and Common Stock, par value $0.01 per share (incorporated by reference to Exhibit 4.4 to Sealy Corporation's Registration Statement S-1 (File No. 1-8738) filed June 30, 2005)
4.4	Second Supplemental Indenture, dated as of May 25, 2006, among Sealy Corporation, Sealy Mattress Company, Sealy Mattress Corporation, the Guarantors listed on Schedule I thereto and The Bank of New York Trust Company, as trustee (incorporated herein by reference to Sealy Corporation Current Report on Form 8-K (File No. 1-8738) filed May 31, 2006)

Exhibit Number	Description of Exhibit
4.5	Indenture, dated as of May 29, 2009, by and among Sealy Mattress Company, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee and Notes Collateral Agent, with respect to the 10.875% Senior Subordinated Notes due 2016 (incorporated herein by reference to Exhibit 4.1 to Sealy Mattress Company's filing on Form 8-K (File No. 333-117081) filed June 2, 2009).
4.6	Subscription Rights Certificate for Sealy Corporation for 8% Senior Secured Third Lien Convertible Notes due 2016 (incorporated herein by reference to Exhibit 4.2 to Sealy Mattress Company's filing on Form 8-K (File No. 333-117081) filed June 2, 2009).
4.7	Indenture, dated as of July 10, 2009, by and among Sealy Mattress Company, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee, with respect to Guaranteed Debt Securities (incorporated herein by reference to Exhibit 4.1 to Sealy Mattress Company's filing on Form 8-K (File No. 333-117081) filed July 16, 2009).
4.8	Supplemental Indenture, dated as of July 10, 2009, by and among Sealy Mattress Company, Sealy Corporation, the Guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as Trustee and Collateral Agent, with respect to 8% Senior Secured Third Lien Convertible Notes due 2016 (incorporated herein by reference to Exhibit 4.2 to Sealy Mattress Company's filing on Form 8-K (File No. 333-117081) filed July 16, 2009)
*10.1	Sealy Corporation 1998 Stock Option Plan (incorporated herein by reference to Exhibit 10.48 to Sealy Corporation's Quarterly Report on Form 10-Q for the quarterly period ended March 1, 1998 (File No. 1-8738) filed April 15, 1998)
*10.2	2004 Stock Option Plan for Key Employees of Sealy Corporation and its Subsidiaries (incorporated herein by reference to Exhibit 4.4 to Sealy Corporation's Registration Statement on Form S-8 (File No. 333-113987) filed March 26, 2004)
*10.3	Form of Management Stockholder's Agreement (incorporated herein by reference to Exhibit 4.5 to Sealy Corporation's Registration Statement on Form S-8 (File No. 333-113987) filed March 26, 2004)
*10.4	Form of Sale Participation Agreement (incorporated herein by reference to Exhibit 4.6 to Sealy Corporation's Registration Statement on Form S-8 (File No. 333-113987) filed March 26, 2004)
*10.5	Form of Stock Option Agreement (incorporated herein by reference to Exhibit 4.7 to Sealy Corporation's Registration Statement on Form S-8 (File No. 333-113987) filed March 26, 2004)
*10.6	Form of Rollover Agreement (incorporated herein by reference to Exhibit 4.9 to Sealy Corporation's Registration Statement on Form S-8 (File No. 333-113987) filed March 26, 2004)
10.7	Stockholders' Agreement, dated as of July 16, 2004, among Sealy Corporation, The Northwestern Mutual Life Insurance Company, Teachers Insurance and Annuity Association of America and Sealy Paterson LLC and Sealy Holding LLC (incorporated herein by reference to Exhibit 10.12 to Sealy Corporation's Registration Statement on from S-1/A (File No. 1-8738) filed March 24, 2006)

Exhibit Number	Description of Exhibit
10.8	Stockholders' Agreement, dated as of April 6, 2004, among Sealy Corporation, Bain Capital Fund V, L.P., Bain Capital Fund V, L.P., BCIP Associates, BCIP Trust Associates, L.P., Harvard Private Capital Holdings, Inc., Sealy Investors 1, LLC, Sealy Investors 2, LLC, Sealy Investors 3, LLC and Sealy Holding LLC (incorporated herein by reference to Exhibit 10.13 to Sealy Mattress Company's Registration Statement on Form S-4 (File No. 333-117081) filed July 1, 2004)
*10.9	Employment Agreement, dated as of October 1, 2002 by and between Sealy Corporation and G. Michael Hofmann (incorporated herein by reference to Exhibit 10.38 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended December 1, 2002 (File No. 1-8738) filed March 3, 2003)
*10.10	Sealy Corporation Directors' Deferred Compensation Plan dated December 13, 2004 (incorporated herein by reference to Exhibit 10.29 to Sealy Mattress Corporation's Annual Report on Form 10-K for the fiscal year ended November 28, 2004 (File No. 333-117081) filed February 28, 2005)
*10.11	Form of Stock Option Agreement (Special Retirement Only), dated as of July 20, 2004 by and between Sealy Corporation and Lawrence J. Rogers (incorporated herein by reference to Exhibit 10.32 to Sealy Mattress Corporation's Annual Report on Form 10-K for the fiscal year ended November 28, 2004 (File No. 333-117081) filed February 28, 2005)
*10.12	Employment Agreement dated September 12, 2006 by and between Sealy Corporation and Jeffrey C. Ackerman (incorporated by reference to exhibit 10.3 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended August 27, 2006 (File No. 1-8737) filed October 11, 2006)
10.13	Third Amended and Restated Credit Agreement, dated August 25, 2006 (incorporated herein by reference to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended May 30, 2010 (File No. 1-8737) filed on June 29, 2010)
10.14	Supply Agreement, dated February 18, 2003, between Sealy, Inc. and Nomaco Inc. (incorporated herein by reference to Exhibit 10.35 to Sealy Corporation's Registration Statements on Form S-1 (File No. 333-126280) filed September 12, 2005) (portions of this exhibit have been omitted pursuant to a request for confidential treatment)
10.15	Joinder, dated as of September 8, 2004, to the Stockholders' Agreement dated April 6, 2004 (incorporated herein by reference to Exhibit 10.36 to Sealy Corporation's Registration Statement on Form S-1 (File No. 333-126280) filed Statement 12, 2005)
*10.16	Amendment No. 1 to the 2004 Stock Option Plan for Key Employees of Sealy Corporation and its Subsidiaries adopted July 25, 2007 (incorporated herein by reference to Exhibit 10.1 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended August 26, 2007 (File No. 1-8738) filed October 4, 2007)
*10.17	Amendment No. 1 to the Sealy Corporation 1998 Stock Option Plan adopted October 26, 2007 (incorporated herein by reference to Exhibit 10.38 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended December 2, 2007 (File No. 1-8738) filed January 31, 2008)
*10.18	Amendment No. 2 to the 2004 Stock Option Plan for Key Employees of Sealy Corporation and its subsidiaries adopted October 26, 2007 (incorporated herein by reference to Exhibit 10.39 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended December 2, 2007 (File No. 1-8738) filed January 31, 2008)

Exhibit Number	Description of Exhibit
*10.19	Employment Agreement dated April 17, 2008 by and between Sealy Corporation and Louis R. Bachicha (incorporated herein by reference to Exhibit 10.40 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended June 2, 2008 (File No. 1-8738) filed July 8, 2008)
*10.20	Amended Employment Agreement dated July 22, 2008 by and between Sealy Corporation and Lawrence J. Rogers (incorporated herein by reference to Exhibit 10.1 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2008 (File No. 1-8738) filed October 7, 2008)
*10.21	Restricted Stock Award Agreement dated July 22, 2008 by and between Sealy Corporation and Lawrence J. Rogers (incorporated herein by reference to Exhibit 10.2 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2008 (File No. 1-8738) filed October 7, 2008)
*10.22	Amended and Restated Equity Plan for Key Employees of Sealy Corporation and its Subsidiaries, adopted November 6, 2008 and effective December 16, 2008 (incorporated herein by reference to Exhibit 10.41 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 2008 (File No. 1-8738) filed January 15, 2009)
*10.23	Amended and Restated Sealy Corporation Directors' Deferred Compensation Plan adopted December 17, 2008 (incorporated herein by reference to Exhibit 10.42 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 2008 (File No. 1-8738) filed January 15, 2009)
*10.24	Amended and Restated Sealy Corporation Bonus Plan dated December 18, 2008 (incorporated herein by reference to Exhibit 10.43 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 2008 (File No. 1-8738) filed January 15, 2009)
*10.25	Amendment and Restatement of the Sealy Benefit Equalization Plan dated December 18, 2008 (incorporated herein by reference to Exhibit 10.44 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 2008 (File No. 1-8738) filed January 15, 2009)
*10.26	Amendment and Restatement of the Sealy Executive Severance Benefit Plan dated December 18, 2008 (incorporated herein by reference to Exhibit 10.45 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 2008 (File No. 1-8738) filed January 15, 2009)
*10.27	Amendment to Employment Agreement, dated December 30, 2008, between Sealy Corporation and Lawrence J. Rogers, Jeffrey C. Ackerman, Louis R. Bachicha, Philip Dobbs, G. Michael Hoffman, Alan Letton, Steven Rusing, David Twine and Kenneth L. Walker (incorporated herein by reference to Exhibit 10.46 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 30, 2008 (File No. 1-8738) filed January 15, 2009)
*10.28	Employment Agreement dated February 26, 2009, by and between Sealy Corporation and Carmen Dabiero (incorporated herein by reference to Exhibit 10.1 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended March 1, 2009 (File No. 1-8738) filed March 31, 2009)

Exhibit Number	Description of Exhibit
*10.29	Second Amended and Restated Equity Plan for Key Employees of Sealy Corporation and its Subsidiaries, adopted May 26, 2009 (incorporated herein by reference to Appendix B to Sealy Corporation's Form DEF 14C (File No. 1-8743) filed June 6, 2009)
*10.30	Form of Performance Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.2 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2009 (File No. 1-8743) filed June 30, 2009)
10.31	Credit Agreement, dated as of May 13, 2009, among Sealy Mattress Company, as Borrower, Sealy Mattress Corporation, as Holdings and a Guarantor, Sealy Corporation, as Parent, the Several Lenders from time to time parties thereto, JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, J.P. Morgan Securities Inc., as Joint Lead Arranger and Joint Bookrunner, GE Capital Markets, Inc., as Joint Lead Arranger and Joint Bookrunner, General Electric Capital Corporation, as Co-Collateral Agent, Citigroup Global Markets, Inc. as Joint Lead Arranger and Joint Bookrunner, and Mizuho Corporate Bank, Ltd., as Syndication Agent. (incorporated by reference to Exhibit 10.37 to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2010 (File No. 1-8738) filed on March 31, 2010)
*10.32	Employment Agreement dated August 1, 2009, by and between Sealy Corporation and Michael Q. Murray (incorporated herein by reference to Exhibit 10.1 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended August 30, 2009 (File No. 1-8743) filed September 29, 2009)
*10.33	Employment Agreement dated August 31, 2009, by and between Sealy Corporation and Jodi Allen (incorporated herein by reference to Exhibit 10.2 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended August 30, 2009 (File No. 1-8743) filed September 29, 2009)
*10.34	Form of Time Restricted Stock Unit Award Agreement (incorporated herein by reference to Exhibit 10.3 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended August 30, 2009 (File No. 1-8743) filed September 29, 2009)
*10.35	Executive Stock Ownership Guidelines adopted December 1, 2009 incorporated herein by reference to Exhibit 10.41 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 29, 2009 (File No. 1-8738) filed on January 25, 2010)
*10.36	Executive Compensation Recovery Policy adopted December 1, 2009 incorporated herein by reference to Exhibit 10.42 to Sealy Corporation's Annual Report on Form 10-K for the fiscal year ended November 29, 2009 (File No. 1-8738) filed on January 25, 2010)
*10.37	Amended and Restated Sealy Corporation Bonus Plan dated April 14, 2010 (incorporated herein by reference to Exhibit 10.43 to Sealy Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended May 30, 2010 (File No. 1-8738) filed on June 29, 2010)
*†10.38	Sealy Profit Sharing Plan, Amended and Restated, dated January 23, 2008
*†10.39	Amendment No. 1 to the Sealy Profit Sharing Plan, dated May 8, 2009
*†10.40	Amendment No. 2 to the Sealy Profit Sharing Plan, dated November 30, 2010
*†10.41	Amendment No. 1 to the Sealy Executive Severance Benefit Plan, dated December 20, 2010
†12.1	Computation of Ratio of Earnings to Fixed Charges
†21.1	Subsidiaries of Sealy Corporation

Exhibit Number	Description of Exhibit
†23.1	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm, with respect to the incorporation by reference of its audit reports into Sealy Corporation's Registration Statement on Forms S-8 (file No. 333-139794) and S-3 (File No. 333-158383)
†31.1	Chief Executive Officer Certification of the Type Described in Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
†31.2	Chief Financial Officer Certification of the Type Described in Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended
†32.1	Certification Pursuant to 18 U.S.C. Section 1350

* Management contract or compensatory plan or arrangement required to be filed (and/or incorporated by reference) as an exhibit to this Annual Report on Form 10-K.

† Filed herewith.

Schedule I—Consolidated Valuation and Qualifying Accounts

	Fiscal Year		
	2010(1)	2009(1)	2008(1)
Allowance for doubtful accounts			
Balance beginning of period	$15,381	$13,353	$ 9,705
Charged to costs and expenses	2,276	5,495	10,279
Charged to other accounts	—	—	—
Deductions	3,753(2)	3,467(2)	6,631(2)
Balance at end of period	$13,904	$15,381	$13,353
Reserve for discounts and returns			
Balance beginning of period	$11,294	$11,557	$16,715
Charged to costs and expenses	11,300	9,254	18,454
Charged to other accounts	—	—	—
Deductions	10,686(3)	9,517(3)	23,612(3)
Balance at end of period	$11,908	$11,294	$11,557
Deferred tax asset valuation			
Balance beginning of period	$34,252	$26,230	$23,645
Charged to costs and expenses	(911)	5,044	6,032
Charged to other accounts	104	3,819	(2,779)
Deductions	13,475	841	668
Balance at end of period	$19,970	$34,252	$26,230

(1) Amounts include balances related to discontinued operations

(2) Uncollectible accounts written off, net of recoveries.

(3) Cash discounts taken and accommodation returns.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEALY CORPORATION

By: /s/ LAWRENCE J. ROGERS

Lawrence J. Rogers
President and Chief Executive Officer
(Principal Executive Officer)

Date: January 20, 2011

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ LAWRENCE J. ROGERS Lawrence J. Rogers	President and Chief Executive Officer (Principal Executive Officer)	January 20, 2011
/s/ JEFFREY C. ACKERMAN Jeffrey C. Ackerman	Executive Vice President and Chief Financial Officer (Principal Accounting Officer)	January 20, 2011
/s/ SIMON BROWN Simon Brown	Director	January 20, 2011
/s/ DEBORAH G. ELLINGER Deborah G. Ellinger	Director	January 20, 2011
/s/ JAMES W. JOHNSTON James W. Johnston	Director	January 20, 2011
/s/ GARY E. MORIN Gary E. Morin	Director	January 20, 2011
/s/ DEAN B. NELSON Dean B. Nelson	Director	January 20, 2011
/s/ PAUL NORRIS Paul Norris	Director	January 20, 2011
/s/ JOHN B. REPLOGLE John B. Replogle	Director	January 20, 2011
/s/ RICHARD W. ROEDEL Richard W. Roedel	Director	January 20, 2011

(This page has been left blank intentionally.)

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)	Fiscal Year Ended November 28, 2010	November 29, 2009	November 30, 2008	December 2, 2007	November 26, 2006
Pre-tax income from continuing operations	$ 39,537	$ 21,479	$ 55,185	$124,203	$121,535
Fixed charges:					
Interest expense and amortization of debt discount and financing costs	85,617	76,582	56,456	60,881	70,663
Rental—33%(a)	5,671	5,609	5,509	5,806	6,003
Total fixed charges	91,288	82,191	61,965	66,687	76,666
Earnings before income taxes and fixed charges	130,825	103,670	117,150	190,890	198,201
Ratio of earnings to fixed charges	1.4x	1.3x	1.9x	2.6x	2.4x

(a) The percent of rent included in the calculation is a reasonable approximation of the interest factor in the Company's operating leases.

Exhibit 21.1

SEALY CORPORATION
CORPORATE SUBSIDIARIES AS OF JANUARY 20, 2011

Subsidiary	Jurisdiction of Incorporation
Sealy Mattress Corporation	Delaware
Sealy Mattress Company	Ohio
Sealy Mattress Company of Puerto Rico	Ohio
Ohio-Sealy Mattress Manufacturing Co., Inc.	Massachusetts
Ohio-Sealy Mattress Manufacturing Co.	Georgia
Sealy Mattress Company of Kansas City, Inc.	Missouri
Sealy Mattress Company of Memphis	Tennessee
Sealy Mattress Company of Illinois	Illinois
A. Brandwein & Company	Illinois
Sealy Mattress Company of Albany, Inc.	New York
Sealy of Maryland and Virginia, Inc.	Maryland
Sealy of Minnesota, Inc.	Minnesota
North American Bedding Company	Ohio
Sealy, Inc.	Ohio
Mattress Holdings International LLC	Delaware
The Ohio Mattress Company Licensing and Components Group	Delaware
Sealy Mattress Manufacturing Company, Inc.	Delaware
Sealy Technology LLC	North Carolina
Sealy Kurlon Limited	India
Sealy Korea, Inc.	Delaware
Sealy (Switzerland) Gmbh	Switzerland
Sealy (Switzerland) GmbH Finance	Guernsey, Channel Islands
Mattress Holdings International B.V.	The Netherlands
Sealy Canada, Ltd.	Alberta
Gestion Centurion, Inc.	Quebec
Sealy Argentina SRL	Argentina
Sealy Asia (Singapore) Pte, Ltd.	Singapore
Sealy Asia (Hong Kong) Ltd	Hong Kong
Sealy Asia	Malaysia
Sealy do Brasil, Limitada	Sorocaba, Brasil
Sealy Mattress Company Mexico S. De R.L. De C.V.	Mexico
Sealy Servicios De Mexico S.A. De C.V.	Mexico
Sealy Colchones De Mexico S.A. De C.V.	Mexico
Sealy Real Estate, Inc.	North Carolina
Sealy Texas Management, Inc.	Texas
Sealy Mattress Co. of S.W. Virginia	Virginia
Western Mattress Company	California
Advanced Sleep Products	California
Sealy Components—Pads, Inc.	Delaware
Sealy Mattress Company of Michigan, Inc.	Michigan

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-139794 on Form S-8 and Registration Statement No. 333-158383 on Form S-3 of our reports dated January 20, 2011, relating to the consolidated financial statements and financial statement schedule of Sealy Corporation and subsidiaries and the effectiveness of Sealy Corporation's internal control over financial reporting as of November 28, 2010, appearing in this Annual Report on Form 10-K of Sealy Corporation and Subsidiaries for the fiscal year ended November 28, 2010.

/s/ DELOITTE & TOUCHE LLP
Raleigh, North Carolina
January 20, 2011

Exhibit 31.1

Chief Executive Officer Certification of the Type Described in Rule13a-14(a) and Rule 15d-14(a)
Chief Executive Officer Certification of the Annual Financial Statements

I, **Lawrence J. Rogers**, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended November 28, 2010 of Sealy Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: January 20, 2011

/s/ LAWRENCE J. ROGERS

Lawrence J. Rogers
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

Chief Financial Officer Certification of the Type Described in Rule13a-14(a) and Rule 15d-14(a)
Chief Financial Officer Certification of the Annual Financial Statements

I, **Jeffrey C. Ackerman**, certify that:

1. I have reviewed this Annual Report on Form 10-K for the fiscal year ended November 28, 2010 of Sealy Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: January 20, 2011

/s/ JEFFREY C. ACKERMAN

Jeffrey C. Ackerman
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,

In connection with the Annual Report of Sealy Corporation (the "Company") on Form 10-K for the fiscal year ending November 28, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Lawrence J. Rogers, Chief Executive Officer of the Company and Jeffrey C. Ackerman, Chief Financial Officer of the Company, each certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

January 20, 2011

/s/ LAWRENCE J. ROGERS

Lawrence J. Rogers
President and Chief Executive Officer
(Principal Executive Officer)

/s/ JEFFREY C. ACKERMAN

Jeffrey C. Ackerman
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)


SEC Mail Processing
Received
MAR 04 2011
Wash. DC
211
Section

SEALY CORPORATION

ONE OFFICE PARKWAY
TRINITY, NORTH CAROLINA 27370

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held April 14, 2011

March 4, 2011

To our stockholders:

On behalf of your Board of Directors, we are pleased to invite you to attend the 2011 annual meeting of stockholders of Sealy Corporation. The annual meeting will be held on Wednesday, April 14, 2011 at 9:00 a.m., local time, at the Grandover Resort & Conference Center, 1000 Club Road, Greensboro, North Carolina 27407.

At the annual meeting, the following items of business will be considered:

(1) Election of the nine directors listed herein to serve until their successors are duly elected and qualified;

(2) Ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending November 27, 2011;

(3) An advisory vote on executive compensation;

(4) An advisory vote on the frequency of holding an advisory vote on executive compensation; and

(5) Transact any other business properly brought before the annual meeting and any adjournment or postponement thereof.

Sealy Corporation's Board of Directors set February 22, 2011 as the record date for the annual meeting. This means that owners of record of shares of Sealy common stock, par value $0.01 per share, at the close of business on that date are entitled to receive notice of, to attend, and to vote at the annual meeting and any adjournment or postponements of the annual meeting.

The Company is pleased to take advantage of the Securities and Exchange Commission (the "SEC") rules that allow issuers to furnish proxy materials to their shareholders on the Internet. We are mailing to our shareholders a Notice of Internet Availability of Proxy Materials (the "Internet Availability Notice") instead of a paper copy of this proxy statement. The Company believes these rules allow it to provide you with the information you need while lowering the cost of delivery and reducing the environmental impact of the Annual Meeting. If you would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials included in the Internet Availability Notice.

We urge each stockholder to vote your shares using the internet or the telephone by following the instructions in your Internet Availability Notice or your proxy card, or if you requested a paper copy of this proxy statement, you may vote your shares by signing and returning the proxy card you received with those papers.

Sincerely,

Michael Q. Murray
Senior Vice President, General Counsel & Secretary

TABLE OF CONTENTS

SEALY CORPORATION
ONE OFFICE PARKWAY
TRINITY, NORTH CAROLINA 27370

PROXY STATEMENT
For the Annual Meeting of Stockholders to be Held on April 14, 2011

GENERAL INFORMATION ABOUT SEALY'S ANNUAL MEETING

We are providing this proxy statement in connection with the solicitation by the Board of Directors of Sealy Corporation ("Sealy") of proxies to be voted at our 2011 annual meeting of stockholders and at any adjournment or postponement of the annual meeting. You are cordially invited to attend the annual meeting, which will be held at the Grandover Resort & Conference Center, 1000 Club Road, Greensboro, North Carolina 27407, on Thursday, April 14, 2011 at 9:00 a.m. local time. For directions to our annual meeting, please call the Grandover Resort and Conference Center at (336)294-1800 or visit its website at *www.grandover.com*.

Stockholders Entitled to Vote

The record date for the annual meeting is February 22, 2011. Only stockholders of record as of the close of business on that date are entitled to notice of and to vote at the annual meeting. On February 22, 2011, there were 98,046,516 shares of common stock outstanding. The approximate date on which we are first sending this proxy statement and accompanying proxy card is March 4, 2011.

Required Vote

The presence in person or by proxy of the holders of a majority of the shares outstanding on the record date is necessary to constitute a quorum for the transaction of business at the annual meeting. Each stockholder is entitled to one vote, in person or by proxy, for each share of common stock held as of the record date on each matter to be voted on. Abstentions and broker non-votes are included in determining whether a quorum is present. A broker non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary power with respect to that item and has not received instructions from the beneficial owner. Under current New York Stock Exchange ("NYSE") rules, your broker will be able to vote those shares for the ratification of the appointment of Deloitte & Touche LLP but will not have discretionary authority to vote your shares at the Annual Meeting on the proposals relating to the election of directors, the advisory vote on executive compensation and the advisory vote on the frequency of holding an advisory vote on executive compensation.

Directors will be elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the annual meeting. Thus, an abstention will have no effect on the outcome of the vote on election of directors at the annual meeting. For the ratification of the appointment of Deloitte & Touche LLP, the affirmative vote of a majority of the votes present in person or represented by proxy and entitled to vote at the annual meeting is required. Abstentions will be counted as votes against the ratification of the appointment of Deloitte & Touche LLP. While the Board of Directors intends to carefully consider the shareholder's vote resulting from the advisory vote on executive compensation, the final vote will not be binding on us and is advisory in nature. In the vote on the frequency of holding an advisory vote on executive compensation, the option (one year, two years or three years) that receives the highest number of votes cast by stockholders will be the frequency that has been selected by stockholders. However, as this is an advisory vote, the result will not be binding on our Board of Directors. Our Compensation Committee will consider the outcome of the vote when determining how often the Company should submit to stockholders an advisory vote to approve the compensation of its named executive officers.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Annual Meeting to be held on April 14, 2011.

Our Proxy Statement and Annual Report on Form 10-K, as well as any amendments to the foregoing materials that are required to be furnished to shareholders are available at *www.envisionreports.com/ZZ.*

BOARD RECOMMENDATIONS AND APPROVAL REQUIREMENTS

Delaware law and Sealy's certificate of incorporation and by-laws govern the vote on each proposal. The Board of Directors' recommendation is set forth together with the description of each item in this proxy statement. In summary, the Board of Directors' recommendations and approval requirements are:

PROPOSAL 1. ELECTION OF DIRECTORS

The first item to be voted on is the election of the nine directors listed herein to serve until their successors are duly elected and qualified. The Board of Directors has nominated nine people as directors, all of whom are currently serving as directors of Sealy.

You may find information about these *nine* nominees, beginning on Page 5.

You may vote in favor of all the nominees, withhold your votes as to all nominees, or withhold your votes as to specific nominees. Assuming a quorum, each share of common stock may be voted for as many nominees as there are directors to be elected. Directors will be elected by a plurality of the votes cast. Stockholders may not cumulate their votes. Abstentions and broker non-votes will have no effect on the outcome of the vote on election of directors at the annual meeting.

The Board of Directors unanimously recommends a vote FOR each director nominee.

PROPOSAL 2. RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The second item to be voted on is the ratification of the appointment of Deloitte & Touche LLP as Sealy's independent registered public accounting firm for the fiscal year ending November 27, 2011.

You may find information about this proposal beginning on Page 9.

You may vote in favor of the proposal, vote against the proposal or abstain from voting. Assuming a quorum, the proposal will pass if approved by a majority of the shares present in person or represented and entitled to vote on the matter. Abstentions will have the same effect as votes against the proposal and broker non-votes will have no effect on the outcome of the vote.

The Board of Directors unanimously recommends a vote FOR the ratification of the appointment of Deloitte & Touche LLP as Sealy's independent registered public accounting firm.

PROPOSAL 3. ADVISORY VOTE ON EXECUTIVE COMPENSATION

The third item to be voted on is an advisory vote on executive compensation.

You may find information about this proposal beginning on Page 9.

You may vote in favor of the proposal, vote against the proposal or abstain from voting. While the Board of Directors intends to carefully consider the shareholder's vote resulting from the advisory vote on executive compensation, the final vote will not be binding on us and is advisory in nature.

The Board of Directors unanimously recommends a vote FOR approval of the compensation paid by the Company to its named executive officers.

PROPOSAL 4. ADVISORY VOTE ON THE FREQUENCY OF HOLDING AN ADVISORY VOTE ON EXECUTIVE COMPENSATION

The fourth item to be voted on is an advisory vote on the frequency of holding an advisory vote on executive compensation.

You may find information about this proposal beginning on Page 10.

This proposal is required pursuant to Section 14A of the Securities Exchange Act. Under this proposal you may vote to have a shareholder advisory vote on executive compensation every year, every two years or every three years. While the Board of Directors intends to carefully consider the shareholder's vote resulting from the advisory vote on executive compensation, the final vote will not be binding on us and is advisory in nature.

The Board of Directors unanimously recommends that you vote "THREE YEARS with respect to the advisory vote to determine the frequency of shareholder votes on executive compensation.

OTHER MATTERS TO COME BEFORE THE ANNUAL MEETING

The Board of Directors is not aware of any other business to be presented for a vote of the stockholders at the annual meeting. If any other matters are properly presented for a vote, the people named as proxies will have discretionary authority, to the extent permitted by law, to vote on such matters according to their best judgment.

PROXIES AND VOTING PROCEDURES

Your vote is important and you are encouraged to vote your shares promptly.

How Proxies are Voted

Voting on the Internet. You may vote electronically before the Annual Meeting online by following the instructions in the Internet Availability Notice.

Voting by Telephone. You may vote before the Annual Meeting by following the instructions in the Internet Availability Notice or on the proxy card, if you have requested paper copy of the proxy materials.

Voting By Mail. If you do not want to vote electronically before the annual meeting you may request printed copies of the proxy materials by following the instructions on the Internet Availability Notice and then may vote by completing and returning the proxy card in the envelope provided with those materials, before the annual meeting.

Voting In Person. You may vote in person by attending the annual meeting and voting your shares. If you are a beneficial owner of shares held in a street name and you wish to vote in person at the annual meeting, you must obtain a legal proxy from the organization that holds your shares. Please contact that organization for instructions regarding obtaining a legal proxy.

Each proxy will be voted as directed. However, if a proxy solicited by the Board of Directors does not specify how it is to be voted, it will be voted as the Board of Directors recommends—that is, FOR

the election of the nine nominees for director named in this proxy statement, FOR the ratification of the appointment of Deloitte & Touche LLP as Sealy's independent registered public accounting firm for fiscal year ending November 27, 2011, FOR the approval of the Executive Compensation as disclosed in this Proxy Statement, and for a "THREE YEARS" with respect to how frequently an advisory vote on executive compensation for our Named Executive Officers should occur. If any other matters are properly presented at the annual meeting for consideration, such as consideration of a motion to adjourn the annual meeting to another time or place, the persons named as proxies will have discretion to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. At the date this proxy statement went to press, we did not anticipate that any other matters would be raised at the annual meeting.

How to Revoke or Change Your Proxy

Your proxy is revocable. If you submit a proxy and then wish to change your vote or vote in person at the annual meeting, you will need to revoke the proxy that you have submitted. You can revoke your proxy at any time before it is voted by delivery of a properly executed, later-dated proxy or a written revocation of your proxy. A later-dated proxy or written revocation must be received before the annual meeting by the Corporate Secretary of Sealy, Michael Q. Murray, at One Office Parkway, Trinity, North Carolina 27370, or it must be delivered to the Corporate Secretary at the annual meeting before proxies are voted. You will be able to change your proxy as many times as you wish prior to its being voted at the annual meeting. The last proxy received chronologically will supersede any prior proxies.

Method and Cost of Proxy Solicitation

This proxy solicitation is being made on behalf of Sealy. The expense of preparing, printing and mailing this proxy statement is being paid by Sealy. Proxies may be solicited by officers, directors and employees of Sealy in person, by mail, telephone, facsimile or other electronic means. We will not specially compensate those persons for their solicitation activities. We have hired Georgeson Shareholder Communications to distribute and solicit proxies. We will pay Georgeson Shareholder Communications a fee of $1,700, plus reasonable expenses, for these services. In accordance with the regulations of the Securities and Exchange Commission and the New York Stock Exchange, we will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expense incurred in sending proxies and proxy materials to beneficial owners of our common stock.

Stockholder Proposals and Director Nominations for the 2012 Annual Meeting

Any proposal to be presented at our 2012 Annual Meeting of Stockholders must be received at the Company's principal office no later than November 4, 2011, in order to be considered for inclusion in the Company's proxy materials for such annual meeting. Any such proposals must comply with the requirements of Rule 14a-8 under the Exchange Act of 1934, as amended (the "Exchange Act"), and be submitted in writing and addressed to the attention of the Corporate Secretary at One Office Parkway, Trinity, North Carolina 27370.

In accordance with our by-laws, proposals of stockholders (excluding nominations of directors) intended to be presented at our 2012 Annual Meeting of Stockholders without inclusion of such proposals in our proxy statement and form of proxy relating to that annual meeting must be received by us at our principal executive office (listed above) not less than sixty days nor more than ninety days prior to the annual meeting; provided, that in the event that less than seventy days notice or prior public announcement of the date of the annual meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the tenth day following the date on which such notice of the date of the annual meeting was mailed or such public announcement was made.

In accordance with our by-laws, in order for a stockholder to nominate a person for election to the Board of Directors at our 2012 Annual Meeting of Stockholders, nominations must be received by us at our principal executive office (listed above) not less than sixty days nor more than ninety days prior to the meeting; provided, however, that, in the event that the date of the 2012 Annual Meeting of Stockholders is changed by more than 30 days, from the anniversary date of the 2011 Annual Meeting, notice must be received not later than the 10th day following the earlier of the day on which notice of the date of the 2012 Annual Meeting of Stockholders was mailed or public announcement of the date of the 2012 Annual Meeting of Stockholders was first made.

PROPOSAL ONE

ELECTION OF DIRECTORS

The first agenda item to be voted on is the election of nine directors to serve until their successors are duly elected and qualified.

General Information

The Board of Directors currently consists of nine directors. Directors are generally elected for one-year terms. The term of office for all current directors expires at the annual meeting and thereafter until the person's successor has been duly elected and qualified.

This year's nominees have been nominated to serve for a one-year term expiring at the 2012 Annual Meeting of Stockholders and thereafter until the person's successor has been duly elected and qualified. We have inquired of the nominees and determined that they will serve if elected. If, for any reason, any nominee becomes unavailable for election and the Board of Directors selects a substitute nominee, the proxies will be voted for the substitute nominee selected by the Board of Directors. The Board of Directors has no reason to believe that any of the named nominees is not available or will not serve if elected.

All of the nominees are current directors of Sealy. A description of the background of each director nominee is set forth below.

Nominees for Election at the 2011 Annual Meeting of Stockholders

Name	Age	Position
Simon E. Brown	40	Director
Deborah G. Ellinger	52	Director
James W. Johnston	64	Director
Gary E. Morin	61	Director
Dean B. Nelson	52	Director
Paul J. Norris	63	Director, Non-Executive Chairman
John B. Replogle	45	Director
Richard W. Roedel	61	Director
Lawrence J. Rogers	62	Director, President & CEO

Simon E. Brown. Mr. Brown, age 40, has been with Kohlberg, Kravis Roberts & Co. L.P ("KKR") since 2003. He currently heads KKR's Consumer Products & Services team in North America. Prior to joining KKR, Mr. Brown's experience in the private equity industry included working at: Madison Dearborn Partners, Thomas H. Lee Company and Morgan Stanley Capital Partners. He holds a B.Com, First Class Honours, from Queen's University and an M.B.A. with High Distinction from Harvard Business School, where he was a Baker Scholar and a John Loeb Fellow. Mr. Brown currently serves on the Board of Directors of the Nielsen Company, which measures and provides information on media consumption. He previously served on Sealy's Board of Directors during 2004 and 2005 and rejoined our Board of Directors in November 2010.

Key Qualifications—Mr. Brown, as a result of his current position as head of KKR's Consumer Products & Services team in North America, has an extensive background in dealing with the opportunities and challenges facing consumer product companies. He has broad knowledge of Sealy from his involvement with the Company in 2004 and 2005. As a result of his experience working in the private equity business with a wide range of companies, he also brings to our board valuable insight into company management and financial issues.

Deborah G. Ellinger. Ms. Ellinger, age 52, is currently an advisor to Catterton Partners, with whom she has worked since 2004. As part of her responsibilities she served as the President of Restoration Hardware as well as the Chief Executive Officer of Old Mother Hubbard/Wellness Pet Food. Prior to her work with Catterton, Ms. Ellinger was the Executive Vice President, Strategy and Business Development for CVS Caremark Corporation, the largest pharmacy health care provider in the United States. She has also held senior level positions at Staples, Inc. and The Boston Consulting Group Inc., and began her career with Mellon Financial Corporation. Ms. Ellinger serves on the Board of Directors of National Life Group, a financial services holding company with subsidiaries in life insurance and asset management. Ms. Ellinger qualified as a Barrister-at-Law in London, where she is affiliated with the Inner Temple, and has an MA and BA in Law and Mathematics from the University of Cambridge in England. She has been a director of our company since September 2010.

Key Qualifications—Ms. Ellinger brings to our board first hand experience in successfully leading and managing several significant consumer products and retailing companies. She has a broad background including, general management, strategy, business development and law. Her significant knowledge and experience in consumer products and retailing provides valuable insights for our board.

James W. Johnston. Mr. Johnston, age 64, has been President and Chief Executive Officer of Stonemarker Enterprises, Inc., a consulting and investment company, since 1996. Mr. Johnston was Vice Chairman of RJR Nabisco, Inc., a diversified manufacturer of consumer products, from 1995 to 1996. He also served as Chairman and CEO of R. J. Reynolds Tobacco Co. from 1989 to 1995, Chairman of R. J. Reynolds Tobacco Co. ("Reynolds") from 1995 to 1996 and Chairman of R. J. Reynolds Tobacco International from 1993 to 1996. Mr. Johnston served on the board of RJR Nabisco, Inc. and RJR Nabisco Holdings Corp. from 1989 to 1996. From 1984 until joining Reynolds, Mr. Johnston was Division Executive, Northeast Division, of Citibank, N.A., a subsidiary of Citicorp, where he was responsible for Citibank's New York Banking Division, its banking activities in upstate New York, Maine and Mid-Atlantic regions, and its national student loan business. Mr. Johnston is also a member of the Board of Directors of Snyders-Lance, Inc., a snack food company. He has been a director of our company since March 1993.

Key Qualifications—Mr. Johnston possesses significant first hand experience in leading a major consumer products company. He is very knowledgeable regarding general management, sales marketing and human resource matters. He also has extensive knowledge of Sealy, our Board of Directors and our industry, having now served on our Board of Directors for almost 18 years.

Gary E. Morin. Mr. Morin, age 61, was the Vice President and Chief Financial Officer of Lexmark International, Inc., a laser and ink jet printer and supplies company, from 1996 to 2000 and Executive Vice President and Chief Financial Officer from 2000 to 2005, where in addition to corporate finance functions, he was responsible for Lexmark's corporate communications, strategy and security functions. He retired in 2006 as Executive Vice President. Prior to joining Lexmark he held senior financial and operating positions with Huffy Corporation and Tambrands Inc and General Foods Corporation. He currently serves on the Board of Directors and is Chairman of the Compensation

Committee of Citrix Systems, Inc., a leading provider of virtual computing solutions, and was also a director, on the Audit Committee and was Chairman of the M&A Committee of infoGROUP Inc., a leading provider of business and consumer databases until July 2010 at which time the company was sold. He has been a director of our company since July 2006.

Key Qualifications—Mr. Morin brings to our Board of Directors extensive experience as a senior manager of several consumer products manufacturing companies. Beyond his financial expertise, he has had wide ranging responsibilities, including finance, operations, communications, strategy, security and risk management. He also has had valuable experience with public company boards and board committees.

Dean B. Nelson. Mr. Nelson, age 52, is a partner at KKR has been Chief Executive Officer of KKR Capstone, the operational arm of KKR, since March 2000. He is also Chairman, CEO, President and a director of PRIMEDIA Inc., a targeted media company. From August 1985 to February 2000, Mr. Nelson was employed by Boston Consulting Group, Inc., a strategic consulting firm, where he was a Senior Vice President from December 1998 to February 2000 and held various other positions from August 1985 to November 1998. He has been a director of our company since April 2004.

Key Qualifications—Mr. Nelson, having worked for Boston Consulting Group for 15 years and now as the Chief Executive Officer of Capstone Consulting, has a range of strategic consulting experience which gives him a broad perspective on strategic, operational and tactical issues from a number of diverse businesses and industries. Having been involved with us for over 6 years, he has developed a deep understanding of our business and our industry which allows him to continually provide our board and the Company with valuable insights into our strategy, operations, products, customers, marketing, business and industry.

Paul J. Norris. Mr. Norris, age 63, was elected as our Non-Executive Chairman in March 2008. He was the non-executive Chairman of W.R. Grace & Co., a specialty chemical and materials company, from May 2005 until January 2008, and has performed advisory services for KKR since 2001. He was Chief Executive Officer of W.R. Grace from 1998 through May 2005 and was also Chairman of W.R. Grace from 1999 through May 2005 (W.R. Grace filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code in April 2001). Mr. Norris was a senior executive at AlliedSignal Inc. (now known as Honeywell) from 1989 through 1998 and from 1981 through 1989 he served in various senior management positions with Englehard Corporation, a then public specialty chemicals and materials company which was acquired in 2006 by BASF SE (a German chemical company). He currently serves on the Board of Directors of Nalco Corporation, a water, energy, air and process technologies and service company and FMC Corporation, a diversified chemical company. He has been a director of our company since January 2006.

Key Qualifications—Mr. Norris brings to our Board of Directors lengthy senior management experience as a chief executive officer and senior manager of major public companies. He possesses significant knowledge and experience in corporate management, compensation, operations, purchasing, negotiation, public company governance and board practices.

John B. Replogle. Mr. Replogle, age 45, has been elected to become on March 7, 2011 the Chief Executive Officer and President of Seventh Generation, a manufacturer and distributor of sustainable household products. Previously, from January 2006, he was President and Chief Executive Officer of Burt's Bees, Inc. Prior to Burt's Bees, he was with Unilever where he served as the General Manager of Unilever's Skin Care division from 2003 until 2006. Prior to Unilever, Mr. Replogle worked for Diageo, Plc for seven years in a number of different capacities including President of Guinness Bass Import Company, Managing Director of Guinness Great Britain as well as multiple roles in marketing, sales and strategy. He started his career with the Boston Consulting Group. Mr. Replogle has a Master of Business Administration degree in General and Entrepreneurial Management from Harvard Business

School and a Bachelor of Arts degree in Political Science from Dartmouth College. He has been a director of our company since September 2010.

Key Qualifications—Mr. Replogle for the past fifteen years has held major positions including the titles of Chief Executive Officer, President, Managing Director and General Manager at several companies that produce well recognized consumer products. Beyond general management he has experience in marketing, sales and strategy. His experience provides our Board of Directors with valuable insight into a broad range of consumer product and management issues.

Richard W. Roedel. Mr. Roedel, age 61, is currently a director and Chairman of the Audit Committee of both Brightpoint, Inc., which provides end-to-end supply chain solutions to the wireless industry and Lorillard, Inc., a tobacco company. He is also a director and Audit Committee member for IHS, Inc., a leading source of information and insight, Luna Innovations Incorporated, which develops and manufactures new-generation products for the healthcare, telecommunications, energy and defense markets and, in December 2010, became a director and Audit Committee member of Six Flags Entertainment Corp., a regional theme park operator. From 1985 through 2000, Mr. Roedel was employed by the accounting firm BDO Seidman LLP, the U.S. member firm of BDO International, as an Audit Partner, being promoted in 1990 to Managing Partner in Chicago, and then to Managing Partner in New York in 1994, and finally in 1999 to Chairman and Chief Executive. Mr. Roedel joined the Board of Directors of Take-Two Interactive Software, Inc., a publisher of video games, in November 2002 and served in various capacities with that company through June 2005 including Chairman and Chief Executive Officer. Mr. Roedel is a director of the Association of Audit Committee Members, Inc., a non-profit association of audit committee members dedicated to strengthening the audit committee by developing best practices and Broadview Network Holdings, Inc, a private company which provides network- based business communications. Mr. Roedel has a B.S. degree in accounting and economics from The Ohio State University and is a Certified Public Accountant. He has been a director of our company since August 2006.

Key Qualifications—Mr. Roedel brings to our Board his significant experience in public accounting having been with BDO Seidman LLP and its predecessor firm for thirty years and having served as its Chairman and Chief Executive. He has extensive service on public company boards and committees and has been deeply involved in efforts to strengthen audit committees by developing best practices. His broad experience with diverse business, financial background, audit committee/ financial expertise and knowledge of our Company make him a very valuable member of our Board.

Lawrence J. Rogers. Mr. Rogers, age 62, has been President and Chief Executive Officer of Sealy Corporation since July 2008. He had been Interim Chief Executive Officer of the Company from March 2008 through July 2008. From December 15, 2006 through March 12, 2008, Mr. Rogers served as the President, North America of the Company. Prior to that, he was President, Sealy International. Since joining us in 1979, Mr. Rogers has served in numerous other capacities within our operations, including President of Sealy of Canada. He has been a director of our company since September 2010.

Key Qualifications—As our President and Chief Executive Office Mr. Rogers leads our senior executive team and brings to the Board an in-depth knowledge of our Company and our industry. His over 30 year career with Sealy in a broad range of roles enables him to provide the Board with critical insights into all aspects of our business, industry and the environment in which we compete.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE NOMINEES LISTED ABOVE.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The second agenda item to be voted on is the ratification of the appointment of Deloitte & Touche LLP as independent registered public accounting firm for the fiscal year ending November 27, 2011.

The audit committee of the Board of Directors has appointed Deloitte & Touche LLP to audit our consolidated financial statements for the fiscal year ending November 27, 2011. We are asking our stockholders to ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm. Although stockholder ratification of the appointment is not required, the Board of Directors is submitting the appointment of Deloitte & Touche LLP to our stockholders for ratification as a matter of good corporate practice.

Even if the appointment is ratified, the audit committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Sealy and our stockholders. If the appointment is not ratified by our stockholders, the audit committee will reconsider the appointment.

A representative of Deloitte & Touche LLP is expected to attend the annual meeting and be available to respond to appropriate questions. The representative will be afforded an opportunity to make a statement, if he or she desires to do so.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE, LLP AS SEALY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL THREE

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The third item to be voted on is an advisory vote on executive compensation.

While our Board of Directors intends to carefully consider the shareholder vote resulting from the proposal, the final vote will not be binding on us and is advisory in nature. The language of the resolution is as follows:

> **"RESOLVED, that the stockholders approve the compensation of the Company's named executive officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the proxy statement set forth under the caption "EXECUTIVE COMPENSATION" of this proxy statement."**

In considering their vote, stockholders are urged to read the Compensation Discussion and Analysis section of this Proxy Statement, which describes the Company's executive compensation program and the decisions made by the Compensation Committee in 2010 in more detail. In particular, stockholders should note the following:

- Our compensation program ties pay with performance, as indicated by the decrease in total compensation for each of the named executive officers for Fiscal 2010, when the Company's financial performance was less than the Company's targeted performance level;
- With the committee membership changes that occurred in Fiscal 2010 all members of the Compensation Committee are now independent directors;
- The Compensation Committee established share ownership guidelines for the Company's executive officers;

- The Compensation Committee adopted a claw-back policy allowing the Company to recover compensation from senior managers involved in SEC or financial misreporting, fraud or other violations; and
- The Compensation Committee has retained an independent compensation consultant that does not perform services for the Company.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS AS DISCLOSED IN THE COMPENSATION DISCUSSION AND ANALYSIS, THE COMPENSATION TABLES, AND THE RELATED DISCLOSURES CONTAINED IN THE PROXY STATEMENT SET FORTH UNDER THE CAPTION "EXECUTIVE COMPENSATION" OF THIS PROXY STATEMENT. PROXIES WILL BE VOTED "FOR" APPROVAL OF THE PROPOSAL UNLESS OTHERWISE SPECIFIED.

PROPOSAL FOUR

ADVISORY VOTE ON THE FREQUENCY OF HOLDING AN ADVISORY VOTE ON EXECUTIVE COMPENSATION

The fourth item to be voted on is an advisory vote on the frequency of holding an advisory vote on executive compensation.

In accordance with the requirements of Section 14A of the Securities Exchange Act of 1934 (which was added by the Dodd-Frank Act) and the related rules of the SEC, we are including in the proxy statement a separate resolution subject to shareholder vote to determine, in a non-binding vote, whether a shareholder vote to approve the compensation of our named executive officers (that is, a vote similar to the non-binding vote in Proposal No. 3 immediately above) should occur every one, two or three years.

In considering their vote, stockholders may wish to review with care the information presented in connection with proposal No. 3, immediately above, and the information on Sealy's compensation policies and decisions regarding the named executive officers presented in Compensation Discussion and Analysis on pages 21-29, as well as the discussion regarding the Compensation Committee on page 13.

In addition, stockholders should note the following:

- The ultimate goal of corporate performance is to increase long-term shareholder value;
- In support of our long term view, the largest compensation component for our named executive officers is equity compensation which currently operates on a three or four year cycle;
- A vote every three years will give the Compensation Committee sufficient time to fully analyze the Company's compensation program (as compared to the Company's performance over that period) and to implement necessary changes;
- Three years will also provide the time necessary for implemented changes to take effect and the effectiveness of such changes to be properly assessed; and
- A three year cycle will provide shareholders sufficient time to meaningfully evaluate our short and long term compensation strategies and related business outcomes of the Company.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE ON PROPOSAL FOUR TO HOLD AN ADVISORY VOTE ON EXECUTIVE COMPENSATION EVERY "THREE YEARS".

OTHER MATTERS

As of the date of this proxy statement, we know of no business that will be presented for consideration at the annual meeting other than the items referred to above. If any other matter is properly brought before the annual meeting for action by stockholders, proxies in the enclosed form returned to Sealy will be voted in accordance with the recommendation of the Board of Directors, or in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

CORPORATE GOVERNANCE AND RELATED MATTERS

Director Independence

Prior to October 7, 2009, KKR beneficially owned and had the right to vote over 50% of the outstanding shares of our common stock. As a result, we availed ourselves of the "controlled company" exception under the NYSE rules which eliminated the requirements that we have a majority of independent directors on our Board of Directors, compensation committee and nominating/corporate governance committee. Prior to October 7, 2009, we had a compensation committee with only one independent director and a nominating/corporate governance committee composed entirely of non-independent directors. At all times since March 2007, which was within one year of our April 2006 initial public offering, we have had an audit committee consisting of three members who are independent directors.

After October 7, 2009, as a result of some of our May 2009 senior secured convertible notes being converted into shares of our common stock, KKR beneficially owned and had the right to vote less than 50% of the outstanding shares of our common stock. As a result, we could no longer avail ourselves of the "controlled company" exception under the NYSE's rules. Starting on October 7, 2009, we complied with the NYSE's transition rules for a company which is no longer a "controlled company". Shortly after October 7, 2009 we added an independent director to the nominating/corporate governance committee. On January 4, 2010 (within 90 days of the loss of the controlled company exemption) our compensation committee and nominating/corporate governance committees each had a majority of independent directors as members. By October 7, 2010 (one year after the loss of the controlled company exemption) a majority of our directors are independent and our audit, compensation and nominating/corporate governance committees only have members who are independent directors.

The nominating/corporate governance committee of the Board of Directors has determined that Deborah G. Ellinger, James W. Johnston, Gary E. Morin, John B. Replogle and Richard W. Roedel are independent directors within the meaning of applicable NYSE listing standards and the applicable provisions of the Securities Exchange Act of 1934, as amended. When making "independence" determinations, the nominating/corporate governance committee and the Board of Directors shall broadly consider all relevant facts and circumstances, as well as any other facts and considerations specified by the NYSE, by law or by any rule or regulation of any other regulatory body or self-regulatory body applicable to Sealy. When assessing the materiality of a director's relationship with Sealy, the Board of Directors considers the issue not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. During Fiscal 2010 the company did not make charitable contributions to any organization where a director serves as an executive officer.

Meetings of the Board of Directors

The Board of Directors is required to meet at least four times annually, or more frequently as circumstances dictate. The Board of Directors met six times in fiscal 2010 either in person or by telephone. All directors are expected to participate, whether in person or by telephone, in all board meetings. Each director attended at least 75% of all Board of Directors and applicable committee meetings held in fiscal 2010 during the time that such person served as a director or on a committee, except Mr. Replogle. Mr. Replogle only missed one fiscal 2010 Board or Committee meeting after becoming a director on September 28, 2010. However, his attendance in 2010 was less than 75% since less than a total of four such meetings were held during the period that he was a director in fiscal 2010. The Company does not have a formal policy with respect to attendance by our directors at our annual meeting of the shareholders. All directors are encouraged to attend the Company's annual shareholders meetings. All of our directors did attend the 2010 annual meeting of stockholders held on April 14, 2010.

Audit Committee

Our audit committee currently consists of Richard W. Roedel, Deborah G. Ellinger, and Gary E. Morin. Mr. Roedel is the chairperson of the audit committee. The Board of Directors has determined that all members of the audit committee are financially literate and meet the independence and expertise requirements mandated by the applicable New York Stock Exchange listing standards, Section 10A(m)(3) of the Exchange Act and our independence standards. Mr. Roedel and Mr. Morin have each been designated by the Board of Directors as an "audit committee financial expert". Mr. Roedel currently serves on the audit committees of five other public companies and is the Chairman of two of those audit committees. The nominating/corporate governance committee and the Board of Directors reviewed Mr. Roedel's obligations as a member of other audit committees in accordance with New York Stock Exchange rules and determined that his simultaneous service on those other audit committees does not impair his ability to effectively serve on Sealy's audit committee.

Our audit committee is responsible for (1) selecting the independent auditors, (2) approving the overall scope of the audit, (3) monitoring the integrity of our financial statements, and internal controls over financial reporting, (4) the independent accountant's qualifications and independence, including annual review of the independent auditor's report describing the audit firm's internal quality control procedures, and any material issues raised by the most recent quality control review or peer review, and the PCAOB Inspection Report, (5) oversight and evaluation of the performance of the independent accountants and our internal audit function, (6) compliance with respective legal and regulatory requirements, (7) review of earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (8) risk assessment and risk management, (9) meeting separately, periodically, with management, internal auditors and the independent auditor, (10) reviewing with the independent auditor any audit problems or difficulties and managements' response, (11) setting clear hiring policies for employees or former employees of the independent auditors, (12) handling such other matters that are specifically delegated to the audit committee by the Board of Directors from time to time and (13) reporting regularly to the full Board of Directors.

The audit committee has adopted a formal policy concerning the pre-approval of audit and non-audit services to be provided by our independent registered public accounting firm. The policy requires that all services to be performed by Deloitte & Touche LLP, including audit services, audit-related services and permitted non-audit services, be pre-approved by the audit committee. Pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and is subject to a budget. Specific services being provided by the independent accountants are regularly reviewed in accordance with the pre-approval policy and the audit committee may pre-approve particular services on a case-by-case basis. The audit committee has delegated the authority to grant pre-approvals to Mr. Roedel, the audit committee chair, when the full audit committee is unable to do so. At each subsequent audit committee meeting, the audit committee reviews these pre-approvals, receives updates on the services actually provided by the independent accountants, and management may present additional services for approval. For fiscal 2010, the audit committee pre-approved all audit, audit-related and non-audit services performed by Deloitte & Touche LLP.

Our audit committee is required to meet at least four times annually, or more frequently as circumstances dictate. The committee met eight times in fiscal 2010.

Our Board of Directors has adopted a written charter for the audit committee, which is available on our website at *www.sealy.com* in the "Investor Relations—Corporate Governance" section, and upon written request by our stockholders at no cost.

Compensation Committee

Our compensation committee currently consists of James W. Johnston, Gary Morin and Deborah G Ellinger. Mr. Johnston is the chairperson of the compensation committee. Our nominating/ corporate governance committee has determined that all the current members of our compensation committee meet the NYSE's independence standards, which are the standards the committee uses. During fiscal 2010 prior to October 7, 2010, Mr. Norris, who was determined by our nominating/ corporate governance committee to not be an independent director, was a member of the compensation committee. The fact that our compensation committee was composed of a majority of independent directors during fiscal 2010 prior to October 7, 2010 was permitted by the NYSE transition rules for a formerly "controlled company". For more information on director independence and the NYSE transition rules for a formerly "controlled company" see "Director Independence" beginning on page 11.

The compensation committee operates pursuant to a charter which delegates responsibility for the compensation and benefits of Sealy's executive officers and other members of senior management to the compensation committee. The compensation committee is primarily responsible for:

- discharging the responsibilities of the Board of Directors to the stockholders, potential stockholders and investment community with respect to our compensation and benefit programs and compensation of our executives; and
- producing an annual report on executive compensation for inclusion in our annual proxy statement, in accordance with applicable NYSE, Securities and Exchange Commission and other regulatory bodies.

Our compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our executive officers, (3) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (4) reviewing and consulting with the CEO on the selection of officers and evaluation of executive performance and other related matters, (5) administration of stock plans and other incentive compensation plans and (6) such other matters that are specifically delegated to the compensation committee by the Board of Directors from time to time. Pursuant to its charter, our compensation committee is responsible for management continuity and succession plans related to the CEO and other executive officer positions. At least annually, the compensation committee reviews management performance and succession plans for senior management.

Our compensation committee is required to meet at least two times annually or more frequently, as circumstances dictate. Our compensation committee met five times in fiscal 2010.

Our Board of Directors has adopted a written charter for the compensation committee, which is available on our website at *www.sealy.com* in the "Investor Relations—Corporate Governance" section and upon written request by our stockholders at no cost. While the Compensation Committee has authority under its charter to delegate any or all of its responsibilities to a subcommittee of the Compensation Committee, it did not do so during fiscal year 2010.

Compensation Committee Interlocks and Insider Participation

The compensation levels of our executive officers are currently determined by the compensation committee as described in this proxy statement. None of the members of Sealy's compensation committee during fiscal 2010 or as of the date of this proxy is or has been an officer or employee of Sealy. None of our executive officers has served on the compensation committee or board of any company that employed any member of Sealy's compensation committee or Sealy's Board of Directors.

Nominating/Corporate Governance Committee

Our nominating/corporate governance committee currently consists of Gary E. Morin, James W. Johnston, John B. Replogle, and Richard W. Roedel. Our nominating/corporate governance committee has determined that all the current members of our compensation committee meet the NYSE's independence standards. During fiscal 2010 prior to October 7, 2010 Mr. Nelson, who is not an independent director, was a member and chairman of the compensation committee. The structure of our nominating/corporate governance committee during fiscal 2010 prior to October 7, 2010, in that it was composed of a majority of independent directors, was also permitted by the NYSE transition rules for a formerly "controlled company". Mr. Morin is currently the chairperson of the nominating/corporate governance committee. For more information on director independence and the NYSE transition rules for a formerly "controlled company" see "Director Independence" beginning on page 11.

The nominating/corporate governance committee is responsible for (1) developing and recommending criteria for selecting new directors, (2) overseeing evaluations of the Board of Directors and its members, (3) screening and recommending to the Board of Directors individuals qualified to become executive officers and (4) handling such other matters that are specifically delegated to the nominating/corporate governance committee by the Board of Directors from time to time.

In nominating candidates to serve as directors, the Board of Directors' objective, with the assistance of the nominating/corporate governance committee or nominees recommended by security holders (as further discussed below), is to select individuals with skills and experience that can be of assistance to management in operating our business. When evaluating the recommendations of the nominating/corporate governance committee, the Board of Directors considers whether individual directors possess the following personal characteristics: integrity, accountability, informed judgment, financial literacy, mature confidence and high performance standards. The Board of Directors does not have a formal diversity policy for its members, but believes that board members with different backgrounds, professional experience, skills, viewpoints and qualities create a stronger board. The Board of Directors as a whole should possess all of the following core competencies, with each candidate contributing knowledge, experience and skills in at least one domain: accounting and finance, business judgment, management, industry knowledge, leadership and strategy/vision. The search firm of Heidrick & Struggles was used this year to help identify director candidates. For a description of the procedures for stockholders to submit proposals regarding director nominations, see "Director Candidate Recommendations by Stockholders" below.

Our nominating/corporate governance committee is required to meet at least two times annually or more frequently as circumstances dictate. Our nominating/corporate governance committee formally met twice in fiscal 2010.

Our Board of Directors has adopted a written charter for the nominating/corporate governance committee, which is available at our website at *www.sealy.com* in the "Investor Relations—Corporate Governance" section and upon written request by our stockholders at no cost.

Leadership Structure

The Board of Directors believes that the decision of whether to combine or separate the positions of Chief Executive Officer and Chairman will vary company to company and depends upon a company's particular circumstances at a given point in time. For our Company, the Board of Directors decided that when Mr. Rogers became Chief Executive Officer, it was appropriate to separate the CEO and Chairman positions to ease Mr. Rogers' burden. Accordingly, Mr. Rogers serves as our Chief Executive Officer and Mr. Norris serves as our Non-Executive Chairman. Our board of directors believes that this structure best encourages the free and open dialogue of alternative views and provides for strong checks and balances. The Board of Directors believes that this approach is working well and that this is the appropriate leadership structure for the Company at this time.

The Board also believes that one of the key elements of effective, independent oversight is that the non-management directors meet in executive session on a regular basis without the presence of management. At each quarterly meeting of our Board of Directors an executive session without the presence of management is provided.

Corporate Governance Guidelines

The Board of Directors has adopted Corporate Governance Guidelines which set forth the Board of Directors' core principles of corporate governance and are designed to promote its effective functioning and assist the Board of Directors in fulfilling its responsibilities. The Board of Directors will review and amend these guidelines from time to time as it deems necessary and appropriate. The Corporate Governance Guidelines are available on our website at *www.sealy.com* in the "Investor Relations—Corporate Governance" section and upon written request by our stockholders at no cost.

Code of Business Conduct and Ethics

We are committed to conducting business in accordance with the highest ethical standards and all applicable laws, rules and regulations. We have adopted a Code of Business Conduct and Ethics that applies to our employees, executive officers and directors. Our Code of Business Conduct and Ethics is available on our website at *www.sealy.com*, in the "Investor Relations—Corporate Governance" section by clicking on "Code of Business Conduct and Ethics" near the top of that page and upon written request by our stockholders at no cost. If the Company ever were to amend or waive any provision of its Code of Business Conduct and Ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or any person performing similar functions, the Company intends to satisfy its disclosure obligations with respect to any such waiver or amendment by posting such information on its internet website set forth above rather than by filing a Form 8-K.

Oversight of Risk Management

The Board of Directors, while it has the ultimate oversight for managing the Company's risks, has assigned to the Audit Committee the primary responsibility for overseeing enterprise risk management and evaluating how the executive team manages the various risks confronting the Company. The Audit Committee discusses quarterly with the Company's General Counsel and the head of the Company's Internal Audit group subjects related to enterprise risks including: litigation, hotline reports, ethics training and internal audit results. On an annual basis, the Audit Committee reviews and evaluates an annual risk assessment and the Company's efforts to minimize and control its business and associated risks. With respect to risks related to compensation matters, the Compensation Committee considers, in establishing and reviewing the Company's executive compensation program, whether the program encourages unnecessary or excessive risk taking. Executive base salaries are fixed amounts and thus do not encourage risk taking. Executive bonuses are capped. The Compensation Committee establishes annual executive bonus goals that are tied to overall Company performance and chosen to avoid unnecessary or excessive risk taking. The largest component of compensation provided to executive officers is in the form of long term equity awards. The Compensation Committee has established share ownership guidelines for executive officers as a multiple of their salary, which further helps align management's interest with shareholders, ensures that executives have significant value tied to long term stock price performance and creates a significant incentive for senior executives to avoid unnecessary or excessive risks. In addition, the Compensation Committee has adopted a claw-back policy allowing the Company to recover compensation from senior executives involved in SEC or financial misreporting, fraud or other violation, which is also intended to further discourage excessive risk taking. The compensation programs for employees generally are not believed to encourage risks that are reasonably likely to have material adverse effect on the Company. In general, bonus opportunities for Company employees are capped and tied to measurable goals that benefit the Company. Those goals are reviewed by more senior managers in the Company to ensure that they are appropriate and do not encourage excessive risks for the Company. All bonus goals applicable to Executive Officers are approved by the board's compensation committee. The Board also believes that Sealy's current leadership structure does not affect the Board's role in risk oversight of the Company.

Director Candidate Recommendations by Stockholders

The nominating/corporate governance committee will consider director candidates recommended by stockholders in the same manner that the nominating/governance committee considerd other nominees for director. Each director candidate recommendation by a stockholder should be accompanied by certain information relating to the stockholder making such recommendation, as well as information concerning the recommended candidate, including the name, address and relevant qualifications of the recommended candidate. A stockholder who wishes to recommend a candidate for election to the Board of Directors should submit it to the nominating/corporate governance committee by November 4, 2011:

By mail:

Stockholder Director Recommendation
Nominating/Corporate Governance Committee
c/o: Senior Vice President, General Counsel, & Secretary
Sealy Corporation
One Office Parkway
Trinity, North Carolina 27370

By fax:

(336) 861-3786

Stockholder or Other Interested Party Communications with the Board of Directors

Any stockholder or other interested party may communicate with (i) the Board of Directors as a whole, (ii) the independent directors as a group, (iii) any individual member of the Board of Directors or (iv) the Non-Executive Chairman, or (v) any committee of the Board of Directors by submitting those communications to the appropriate person or group:

By mail:

Stockholder or Other Interested Party Communication to the Board of Directors
[Name of Appropriate Person or Group]
c/o: Senior Vice President and Secretary
Sealy Corporation
One Office Parkway
Trinity, North Carolina 27370

By fax:

(336) 861-3786

All appropriate communications received by the Senior Vice President, General Counsel and Secretary will be forwarded to the appropriate person or group. Inappropriate communications include those not related to the duties or responsibilities of the Board of Directors. In addition, the receipt of any accounting, internal controls or audit-related complaints or concerns will be forwarded to the audit committee.

A copy of these procedures is available on our website at *www.sealy.com* in the "Investor Relations—Corporate Governance" section.

Director Compensation

Our non-employee directors each receive a retainer of $40,000 per year plus $1,500 for each board meeting attended in person and $500 for each board meeting attended by telephone. The board committee members receive an additional annual retainer of $22,000 for the chairman of the audit committee, $4,000 for other committee chairs, $10,000 for other audit committee members, and $2,000 for members of other Board committees. Committee members are paid $1,000 for each meeting attended in person and $500 per telephonic meeting attended. All fees are paid on a quarterly basis. Annually, each director may elect to defer all or a portion of their fees as a Sealy director into phantom share units under the Sealy Director's Deferred Compensation Plan. Under this plan, on the date director fees become payable, Sealy credits the deferred compensation account of each director with the number of phantom share units of Sealy's common stock which is equal to the deferred portion of any fee due the director at such time, divided by the per share market value of Sealy's shares on that date. Sealy also credits each director's deferred compensation account with the number of phantom share units equal to any cash dividends (or the fair market value of dividends paid in property other than dividends payable in common stock) payable on the number of shares of common stock represented in each director's deferred compensation account divided by Sealy's per share stock value on the dividend payment date.

Distributions from a director's deferred compensation account shall be paid in Sealy's common stock or the cash equivalent thereof, at the election of Sealy, and shall begin on either the first day of the calendar year following or six months following (whichever is later), the later of the attainment of the director's retirement date (as indicated in the director's deferral election) or separation from Sealy's Board of Directors.

On October 13, 2010, Ms. Ellinger and Mr. Replogle, as new directors were each granted 18,000 restricted stock units ("RSUs") 6,000 of which vest on each of the first three anniversaries of the grant date, as long as the grantee remains a Sealy director until such vesting is complete. On June 12, 2009, our three other independent directors (Mr. Johnston, Mr. Morin and Mr. Roedel) were each granted 24,427 RSUs, when fully accreted, that vest over four years if they remain as a Company director. For each of these three directors, 5,408 of those RSUs vested in June 2010. The remaining portion of these RSUs will vest for each of these three directors as follows: 5,849 in 2011, 6,327 in 2012 and 6,843 in 2013. On November 23, 2008, these three directors also each received a grant of 60,000 stock options with an exercise price of $1.64 per options that vest 1/3rd per year for three years and expire after seven years. Currently, 40,000 of those options have vested for each of these directors.

Director Compensation Table

The following table details the compensation elements provided to each non-employee director for fiscal year 2010.

	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Mr. Carroll(3)	$10,000	—	$10,000
Ms. Ellinger(4)	$14,500	$48,600	$63,100
Mr. Johnston	$73,000	—	$73,000
Mr. King(5)	$36,000	—	$36,000
Mr. Ko(6)	$31,167	—	$31,167
Mr. Morin	$75,000	—	$75,000
Mr. Nelson	$52,000	—	$52,000
Mr. Norris	$51,500	—	$51,500
Mr. Replogle(7)	$11,500	$48,600	$60,100
Mr. Roedel	$76,000	—	$76,000

(1) For calendar year 2010, the following directors elected to have the indicated percentage of their directors fees paid in cash: Mr. Johnston—100%; Mr. King—50%; Mr. Ko—50%; Mr. Morin—100%. The balance of all other directors fees paid in calendar year 2010 was deferred into Sealy stock units under the Sealy Director's Deferred Compensation Plan described above. As of November 28, 2010, the following directors held the indicated number of Sealy share units under the Sealy Director's Deferred Compensation Plan: Mr. Carroll—67,337; Ms. Ellinger—0; Mr. Johnston—28,943; Mr. King—8,948; Mr. Ko—4,501; Mr. Morin—0; Mr. Nelson—70,524; Mr. Norris—63,296; Mr. Replogle—0; and Mr. Roedel—92,980. Mr. Brown, who was not a director in Fiscal 2010 and received no director compensation for that year, holds 8,410 Sealy share units under the Sealy Director's Deferred Compensation Plan.

(2) On October 13, 2010 Ms. Ellinger and Mr. Replogle were each granted 18,000 restricted stock units that vest 6,000 on each of the first three anniversaries of the grant date, as long as the grantee remains a Sealy director until such vesting date. The amounts in this column are calculated using the grant date fair value measured in accordance with FASB ASC Topic 718 and the same valuation methodology we use for financial reporting purposes in accordance with FASB authoritative guidance. The basis and assumptions for the valuation of these options is set out in Footnote 2 to Sealy's Consolidated Financial Statements contained in Sealy's Form 10-K for the fiscal year ended November 28, 2010. The impact of estimated forfeitures related to service-based vesting conditions is not included in this calculation, in accordance with SEC rules. As a result, these amounts may not reflect the amount of compensation during the fiscal year. As of November 28, 2010, Ms. Ellinger and Mr. Replogle each held 18,000 restricted stock units, none of which were vested.

(3) Mr. Carroll resigned as a director on April 14, 2010

(4) Ms. Ellinger was elected as a director on September 28, 2010.

(5) Mr. King resigned as a director on September 28, 2010.

(6) Mr. Ko was elected as a director on April 14, 2010 and resigned as a director on September 28, 2010.

(7) Mr. Replogle was elected as a director on September 28, 2010.

Limitation on Directors' Liability and Indemnification

Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Under Delaware law, a director will not be personally liable for monetary damages for breach of his or her fiduciary duty as a director, except for liability for:

- breach of his or her duty of loyalty to us or our stockholders;
- acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
- any transaction from which he or she derived an improper personal benefit.

Our amended and restated by-laws provide that we:

- are required to indemnify our directors and executive officers to the maximum extent permitted by Delaware law;
- may indemnify our employees and agents as set forth in Delaware General Corporation Law, subject to very limited exceptions;
- are required to advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding; and
- may advance expenses, as incurred, to our employees and agents in connection with a legal proceeding.

To further clarify the responsibilities of the Company and each director, we have entered into indemnification agreements with each of our directors. We also maintain directors' and officers' liability insurance to cover our directors, executive officers and some of our employees for liabilities, including liabilities under securities laws. We believe that the provisions contained in our certificate of incorporation, amended and restated by-laws, our director indemnification agreements and our insurance coverage are necessary to attract and retain qualified persons as directors and executive officers.

The limitation of liability and indemnification provisions in our certificate of incorporation, amended and restated by-laws and director indemnification agreements may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and executive officers as required by these indemnification provisions.

At present, we are not aware of any pending litigation or proceeding involving any of our directors or executive officers in which indemnification is required or permitted and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

AUDIT COMMITTEE REPORT AND AUDIT FEES

Audit Committee Report

The audit committee reviews Sealy's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion on those audited consolidated financial statements in conformity with accounting principles generally accepted in the United States. The independent registered public accounting firm is also responsible for expressing an opinion on the effectiveness of the Company's internal controls over financial reporting.

In fulfilling its responsibilities, the audit committee has reviewed and discussed the audited consolidated financial statements contained in Sealy's Annual Report on Form 10-K for the year ended November 28, 2010 and management's assessment of the effectiveness of the company's internal controls over financial reporting and Deloitte & Touche LLP's evaluation of the company's internal controls over financial reporting with Sealy's management and independent registered public accounting firm. The audit committee has also discussed with the independent registered public accounting firm the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the audit committee has received the written disclosures and letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence and has discussed with the independent registered accounting firm their independence.

Based on the reviews and discussions referred to above, the audit committee approved the audited consolidated financial statements and recommended to the Board of Directors that they be included in Sealy's Annual Report on Form 10-K for the year ended November 28, 2010, for filing with the Securities and Exchange Commission. The audit committee has also selected Deloitte & Touche LLP as Sealy's independent registered public accounting firm for Fiscal year 2011 and is presenting the selection to the stockholders for ratification.

Richard W. Roedel, *Chairperson*
Deborah G. Ellinger
Gary E. Morin

Audit and Related Fees

The following table summarizes aggregate fees billed to us by Deloitte & Touche LLP for the fiscal years ended November 28, 2010 and November 29, 2009, with the following notes explaining the services underlying the table captions:

	2010	2009
	(thousands)	
Audit fees(1)	$1,324	$1,447
Audit-related fees(2)	301	262
Tax fees(3)	105	5
All other fees(4)	2	645
Total	$1,731	$2,359

(1) Includes fees for the audit of our annual consolidated financial statements and review of financial statement included in our Form 10-Q filings

(2) Includes fees for international statutory audits as well as services related to our various public filings, including the Form 10-Q filings.

(3) Includes fees related to research and development tax credits in 2010.

(4) Includes fees related to the Company's refinancing in 2009.

For additional information, please see "Audit Committee" beginning on page 12.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Summary of Key Areas for Fiscal 2010

Fiscal 2010 was another challenging year for the Company, with a weak economy and a difficult mattress market. During this difficult year, management improved its performance over Fiscal 2009, but only achieved 56.4% of its Fiscal 2010 target bonus goals. Since the Company's compensation program ties pay to performance, as shown on the Summary Compensation Table beginning on page 30, the Fiscal 2010 Total Compensation for each of the Named Executive Officers decreased significantly from Fiscal 2009. In 2010 the named Executive Officers received bonuses at only 56.4% of their target bonus level and received no Chairman's Awards. Non-Equity Incentive Plan compensation was decreased significantly for the Named Executive Officers. In addition, there was no broad grant of Restricted Share Units ("RSUs"), stock options or any other form of equity based awards. The only equity grants made to Named Executive Officers in Fiscal 2010 were grants of 100,000 RSUs each made to two individuals (Ms. Allen & Mr. Murray) who became executive officers during 2009 and those two grants in 2010 were intended to bring their RSU holdings more in line with the RSU holdings of other Company officers at their level.

During Fiscal 2010, Sealy made improvements to its compensations system. The Company's Compensation Committee is now made up of only independent directors. In December 2009, the Compensation Committee established share ownership guidelines for the Company's executive officers. The guidelines establish a target ownership level of approximately two to five times salary for various positions, impose a holding requirement if the guidelines have not been met and prohibit hedging and similar transactions. The Committee believes that these ownership guidelines will help to further align the interests of senior management and the Company's shareholders. In December 2009, the Compensation Committee also adopted a claw-back policy allowing the Company to recover compensation from senior managers involved in SEC or financial misreporting, fraud or violations. The Compensation Committee believes that these stock ownership guidelines and this claw-back policy help to reduce the risk from the Company's compensation programs. In November 2010, the Compensation Committee retained Pearl Meyer & Partners as the Committee's independent compensation consultant and the consultant has agreed to not provide other services to Company management while retained by the Compensation Committee.

Objectives of the Executive Compensation Program

Compensation of the Company's executive officers is currently determined by the Compensation Committee of the Board. Sealy and its subsidiaries seek to attract and retain highly qualified and talented professionals. The marketplace in which Sealy competes for executive talent is highly competitive. Further, our compensation policies, while designed to secure the services of appropriate professionals, must also support our vision of creating a dynamic performance oriented company and delivering superior value and growth.

In light of these objectives, the Compensation Committee determines executive compensation consistent with a philosophy of compensating executive officers based on their responsibilities, the Company's financial performance as measured against established goals, and individual officer contributions and achievements.

The primary elements of the Company's executive compensation program are:

(i) base salaries,

(ii) variable annual cash compensation earned through the Sealy Corporation Bonus Plan (the "Bonus Plan"), and

(iii) long-term equity compensation through our 1998 Stock Option Plan and our 2004 Stock Option Plan (which was amended in May 2009 as our Second Amended and Restated Equity Plan for Key Employees of Sealy Corporation and its Subsidiaries).

Officer salaries are targeted at the median of competitive market practices. Officer bonus targets, as a percentage of salary, are also targeted at the median of the competitive market. For the Company's executive officers their annual bonus payout can range from nothing to a maximum between 80% and 200% of the executive's annual salary. As a result, the combined level of salary and bonus received (annual cash compensation) varies significantly based on the actual level of performance achieved in the fiscal year. Salaries and target bonus opportunities for officers also reflect internal equity considerations as well as external market references.

Sealy was a privately held company until April 2006. As a private equity portfolio company, Sealy provided its management team, including the Named Executive Officers who were with the company prior to July 2005, with an opportunity to earn a significant amount of compensation based on an allocation of potential equity ownership in the Company through stock options. Significant stock options were granted at the time of the Company's recapitalization in 2004, with additional stock options granted in conjunction with the Initial Public Offering in 2006. Other executives and key employees, including Mr. Rogers, Mr. Ackerman, Mr. Hofmann, Mr. Bachicha and Mr. Murray, who are Named Executive Officers, received stock option grants upon being hired by the Company or at the time of promotions.

In March 2008, the Committee made additional stock option grants to 138 employees, including the Named Executive Officers, except Ms. Allen who was not an employee of the company at that time. These grants were intended to improve the motivation and retention value of our long-term incentives and provide competitive equity opportunities relative to our industry segment and general industry as a whole. In November 2008, the Committee established a new long-term incentive program consisting of stock option grants and restricted stock unit grants that were performance-based. This required an amendment of our 2004 Stock Option Plan authorizing the grants of restricted stock unit ("RSU") awards and restricted stock awards, and this amendment was adopted by the Board of Directors in October 2008 and then approved by a written action of a majority of our shareholders on November 6, 2008. The amended plan, known as the Amended and Restated Equity Plan for Key Employees of Sealy Corporation and its Subsidiaries, became effective in December 2008 after notice to all of our shareholders. Effective May 26, 2009, the Company adopted the Second Amended and Restated Equity Plan for Key Employees of Sealy Corporation and its Subsidiaries which, among other things, increased the number of shares available for issuance under the 2004 Plan from 15,190,000 to 40,190,000. This plan was adopted at our 2010 Annual Meeting of Stockholder, in part to give effect to the dilution to outstanding equity compensation awards caused by the issuance of the rights for the Convertible Notes.

The Company's philosophy is that executive officers should participate in the same retirement and benefit programs made available to all salaried employees, and that supplemental executive benefits and perquisites will be minimal if offered at all.

The Compensation Committee has overall responsibility for establishing, implementing, and monitoring the executive compensation program for the Company's executive officers. To aid the Compensation Committee in setting compensation, each member of our senior executive management team, in turn, participates in an annual performance review with the CEO and provides input about his or her contributions to our success for the relevant period. Our Chief Executive Officer ("CEO") provides recommendations annually to the Compensation Committee regarding the compensation for all executive officers other than himself. The Compensation Committee also reviews the performance of each senior executive officer annually. The CEO participates in such annual performance review with the Compensation Committee.

Compensation Consultant

Starting in 2007, the Compensation Committee retained the services of an independent compensation consultant, Watson Wyatt Worldwide ("Watson Wyatt"), to assist it in the evaluation of key elements of our executive officer compensation programs. During 2007, Watson Wyatt prepared a report for the Compensation Committee on market practices that included competitive references for total direct compensation and each element (salary, bonus and annualized long-term incentive values) for each Sealy executive position. The consultant also provided advice to the Compensation Committee with respect to competitive practices and the amounts and nature of compensation paid to executive officers. During 2008, Watson Wyatt provided the Compensation Committee with updated market information relating to the Chief Executive Officer and Chief Financial Officer positions and also relating to long-term incentive opportunities for all program participants, including the Named Executive Officers. During Fiscal 2010, the Compensation Committee did not employ a compensation consultant to provide advice on executive or director compensation. During Fiscal 2010, management did engage a compensation consultant. That consultant provided the company with $88,953 in compensation advice, none of which related to directors or senior management, as well as $183,105 in benefits and actuarial services. As noted earlier, for 2011 the Compensation Committee has retained Pearl Meyer & Partners as the Committee's independent compensation consultant who has agreed to not provide other services to Company management while retained by the Compensation Committee.

Compensation Benchmarking and Peer Group

As discussed above, through the information and analysis provided by the compensation consultant, the Compensation Committee compared base salary and target bonus opportunities for each Sealy officer to our market sector and industry in general. This approach ensures that our compensation remains competitive in our market and relative to our industry peers.

For the market analysis done in 2007, the Compensation Committee members compared compensation practices to those of a group of peer companies, which were determined after a review of potential candidates identified by the consultant. At the time of the selection, the potential companies all had revenues between $600 million and $3 billion and equity market values between $500 million and $2.5 billion. Sealy's revenues, total assets and employee count were all between the 40th and 60th percentile of the selected peer companies. At the time of the selection, Sealy's Adjusted EBITDA, operating margin and equity market value approximated or exceeded the 75th percentile of the selected peer companies.

The peer group consisted of 14 companies, all but one of which was classified as Household Durables industry companies by Standard & Poors. Select Comfort Corporation, classified by S&P as a Specialty Retail industry company, was added to the peer group as it is considered to be a direct competitor to Sealy. The other peer group companies were American Greetings, Blyth, Blount International, Ethan Allen Interiors, Furniture Brands International, Interface, Jarden, La-Z-Boy, Simmons Company, Snap-On, Tempur-Pedic International, Tupperware Brands and Yankee Candle. These same companies were used to update the market information for the Chief Executive Officer and the Chief Financial Officer positions during 2008, although Yankee Candle's data was not included as the company had been acquired since the time of the initial study.

Elements of the Executive Compensation Program

Base Salary

The Company's philosophy is to target base salaries at a market median level. Because relevant market data may not be available for every position, each salaried position including those held by the Named Executive Officers is assigned to a pay grade in the Company's internal salary structure. The midpoint of each grade is intended to approximate the market median, and grade assignments reflect both available market data as well as internal comparisons to positions with similar levels of responsibility. Grade assignments for officer positions are normally initially developed by Sealy management and must be reviewed and approved by the Compensation Committee. Actual salaries paid to officers are determined by the Compensation Committee with reference to the experience of the officers, the Company's past practice, current market practice and the officers' individual performance.

When Mr. Rogers was appointed President and Chief Executive Officer in July 2008, his annual salary was established at $700,000. This salary was comparable to data provided by the Committee's independent compensation consultant on the median salary of Chief Executive Officers at the Company's compensation peer group, the information obtained through the Committee's work with an executive recruiting firm, as well as to the salary for Mr. Roger's predecessor as Chief Executive Officer at the Company at the time of his resignation.

In light of economic conditions, management recommended, and the Compensation Committee approved, granting no salary merit increases in 2009 to any Company executive, including the Named Executive Officers. The only Named Executive Officers to receive any salary increase in 2009 were Mr. Bachicha and Mr. Murray. Mr. Bachicha was promoted to his current position as Executive Vice President of Sales in early 2008. In August 2009, the Compensation Committee reviewed his performance in that position as well as information from Watson Wyatt on the compensation level of senior sales executives at similar sized companies. Based on his excellent performance in a difficult sales year and the importance of the sales function for the Company, the committee increased Mr. Bachicha's annual base salary to $300,000, which was slightly above the median salary in the information provided by Watson Wyatt and within the range of the Company's salary grade level for his position. Mr. Murray received a salary increase to $221,260 when he was promoted to his current position of Senior Vice President and General Counsel in August 2009. Based on internal comparisons to positions with similar levels of responsibility, and the salary of Mr. Murray's predecessor, the Compensation Committee believed that his salary was below the median for his position at comparable companies as well as the Company's own salary grade level and historical Company salary level for his position.

In 2010, management recommended, and the Board of Directors approved setting a budget of 3.2% for salary merit increases for the Company's salaried employees in 2010. The Compensation Committee, after undertaking its annual evaluation of the individual performances of each of the Named Executive Officers and considering that the Company's senior executives had not received a salary merit increase in the prior two years, granted 2010 salary increases for the Named Executive offices as follows: Mr. Rogers—approximately 4.3%, Mr. Ackerman—3.2%, Mr. Hofmann—3%, Mr. Bachicha—3%, Ms. Allen—3%, and Mr. Murray—approximately 10%. The Compensation Committee gave Mr. Murray this 10% salary increase because of his excellent job performance since being promoted and the Compensation Committee's belief, based on prior market information, that his salary after this raise would be below the median for his position at comparable companies as well as the Company's own salary grade level and historical Company salary level for his position.

Variable Annual Cash Compensation

Bonus Plan

Our Bonus Plan is a cash-based short-term performance incentive program. The Compensation Committee, with input from the executive officers, establishes minimum, target and maximum goals for the Bonus Plan based on the financial performance measures selected for that year. Goals typically correspond with projections contained in our annual budget, which is approved by the Board of Directors at the beginning of the fiscal year.

Target annual bonuses, expressed as a percentage of base salary, are set by the Compensation Committee. Prior to 2008 the target annual bonus percentage for Named Executive Officers had been unchanged for over ten years. The target annual bonus percentages for Mr. Rogers and Mr. Ackerman were raised in fiscal 2008 based on updated compensation information on the Company's peer group provided to the Compensation Committee by Watson Wyatt. In Fiscal 2009, Watson Wyatt presented information to the Compensation Committee on bonus targets as a percentage of base salary based on available market data for companies comparable to the Company. This market data was not specifically derived from the Company's specific 2007 peer group, but was based on more readily available data from comparable companies. Watson Wyatt concluded that the Company's bonus targets were generally competitive, although the targets for the senior executive level immediately below the chief executive officer and chief financial officer were less than the median level for these comparable companies, which had medians bonus targets of 44% and 48% of base salary. As a result, in December 2009 the Compensation Committee increased the target bonus percentages, starting in Fiscal 2010, for five senior executives from 35% to either 40% or 45% of their base salary, including: bonus targets for Mr. Hofmann, Mr. Bachicha and Ms. Allen at 45% of base salary and at 40% of base salary for Mr. Murray.

If the Minimum, Target or Maximum bonus performance was achieved then the Named Executive Officers would receive a bonus in an amount equal to the following percentages of their annual base salary:

Fiscal Year 2010 Bonus Performance Potential Payout as a Percentage of Base Salary

	Minimum Performance	Target Performance	Maximum Performance
Mr. Rogers	0%	100%	200%
Mr. Ackerman	0%	55%	110%
Ms. Allen	0%	45%	90%
Mr. Hofmann	0%	45%	90%
Mr. Bachicha	0%	45%	90%
Mr. Murray	0%	40%	80%

For many years one measure that we have used for bonus goals was "Adjusted EBITDA". Our senior debt agreements contain covenants which are based on what we refer to as Adjusted EBITDA. "EBITDA" is defined as net income plus interest, taxes, depreciation and amortization and other adjustments permitted in calculating covenant compliance with our senior debt agreements. Adjusted EBITDA is defined as EBITDA further adjusted to exclude unusual items and other adjustments permitted in calculating covenant compliance with our senior debt agreements. Further information on Adjusted EBITDA is contained in the "Debt Covenants" discussion in Sealy's Annual Report on Form 10-K for the year ended November 28, 2010.

For fiscal year 2010, the Company's Compensation Committee determined that the bonuses under our Bonus Plan for all of the Company's Executive Officers would be based on Total Company performance in two areas. Those two areas, with the portion of the bonus tied to each area indicated in parentheses, are as follows: Adjusted EBITDA (80%) and Net Debt Excluding Convertible Notes (20%). No bonus would be paid under the plan for fiscal year 2010 if the Adjusted EBITDA for fiscal year 2010 is less than $166 million. The portion of the bonus achieved in each of the measurement areas ranges from 0% at the minimum, 100% at target and 200% at maximum. There is no guaranteed minimum bonus under the Bonus Plan. Achievement of the minimum target is essentially a threshold and performance below that level results in no bonus payment, as generally occurred in 2008. In addition, a Bonus Plan participant must be employed at the end of the fiscal year for which a bonus is payable in order to be eligible to receive a bonus for such fiscal year. Bonuses are paid in a lump sum upon the Compensation Committee's certification of performance results following the end of the applicable fiscal year. For the Named Executive Officers, their fiscal year 2010 bonuses under the plan are based on adjusted EBITDA and Net Debt Excluding Convertible Notes.

2010 Bonus Plan Measures and Achieved Results

	Minimum	Target	Maximum	Weight	Results Achieved	% of Target Achieved
			(All $ in millions)			
Adjusted EBITDA	$166.1	$184.5	$202.9	80%	$177.9	64.1%
Net Debt Excluding Convertible Notes	$509.4	$490.9	$472.4	20%	$504.7	25.4%
Total Achieved % of Target Bonus						56.4%

2010 Bonus Achievement

	Target Bonus Amount	% of Target Bonus Achieved	Performance Bonus Achieved
Mr. Rogers	$719,945	56.4%	$406,049
Mr. Ackerman	$202,212	56.4%	$114,048
Ms. Allen	$137,693	56.4%	$ 77,659
Mr. Hofmann	$137,693	56.4%	$ 77,659
Mr. Bachicha	$137,693	56.4%	$ 77,659
Mr. Murray	$ 94,388	56.4%	$ 53,235

Chairman's Awards

None of the Named Executive Officers received a Chairman's Award in Fiscal 2010. Chairman's Awards are intended to recognize superior performance by an employee that is not fully recognized by the Company's annual bonus plan. Any Chairman's Award to the Company's executive officers must be approved by the Compensation Committee.

2011 Bonus Payout Percentage Structure

For Fiscal 2011, there are no changes from Fiscal 2010 for any of the Named Executive Officers in the bonus structure related to the potential payout as a percentage of base annual salary. Those percentages remain the same as they were under the 2010 bonus structure and are as follows:

Fiscal Year 2011 Bonus Performance Potential Payout as a Percentage of Base Salary for the Named Executive Officers

The Fiscal 2011 bonus performance potential payouts as a percentage of base salary for the Named Executive Officers are unchanged from Fiscal 2010.

	Minimum Performance	Target Performance	Maximum Performance
Mr. Rogers	0%	100%	200%
Mr. Ackerman	0%	55%	110%
Ms. Allen	0%	45%	90%
Mr. Hofmann	0%	45%	90%
Mr. Bachicha	0%	45%	90%
Mr. Murray	0%	40%	80%

2011 Bonus Plan Performance Measures

The Compensation Committee continues to believe that increasing the Company's Adjusted EBITDA and the reduction in the Company's debt are two of the most important goals for the Company in fiscal year 2011. As a result, for fiscal year 2011, the Company's Compensation Committee has determined that the bonuses under our Bonus Plan for all of the Company's Executive Officers will be based on the Company's performance in the same two areas. The weighting of the bonus tied to each area remains the same as in 2010 as indicated in parentheses: Adjusted EBITDA (80%) and Net Debt Excluding Convertible Notes (20%). However, no bonus will be paid under the plan for fiscal year 2011 if the company's Adjusted EBITDA and Net Debt Excluding Convertible Notes performance for fiscal year 2011 is worse than achievement in those areas in fiscal year 2010 of $177.9 million and $504.7 million respectively. The portion of the bonus achieved in each of the measurement areas ranges from 0% at the minimum, 100% at target and 200% at maximum. The fiscal year 2011 bonuses for the Named Executive Officers will be based on the following two performance measurements:

	Minimum	Target	Maximum	Weighting
		(All $ in millions)		
Adjusted EBITDA	$177.9	$190.2	$205.4	80%
Net Debt Excluding Convertible Notes	$504.7	$476.7	$461.5	20%

Long-term Equity Compensation

On May 13, 2009, the Company announced a comprehensive plan to refinance its existing senior secured credit facilities and replace them with indebtedness that has longer-dated maturities and eliminates quarterly financial ratio based maintenance covenants (the "Refinancing"). As part of the Refinancing, the Company announced a rights offering pursuant to which rights to subscribe for Convertible Notes ("Rights") were issued at no charge to all holders of the Company's common stock at the close of business on May 26, 2009 at a rate of one Right per share of common stock. Each 13 Rights entitled its holder to purchase a Convertible Note at a subscription price of $25.00 and each Convertible Note was initially convertible into 25 shares of common stock. The Rights offering expired on July 2, 2009 and the related Convertible Notes were issued on July 10, 2009. The Convertible Notes mature in July 2016 and bear interest at 8.00% per year. The Company does not pay interest in cash related to the Convertible Notes, but instead increases the amount of the Convertible Notes by an amount equal to the interest payable ("payment-in-kind interest"). The Convertible Notes are convertible into shares of the Company's common stock at an initial conversion price of $1.00 per share. Under the Rights offering the Company issued $177.1 million in Convertible Notes, which initially could be converted into approximately 177.1 million additional shares of the Company's Common Stock. As such the Convertible Notes represent approximately 65% of the Company's equity. With accretion over time, shares issues through the Convertible Notes could represent approximately 75% of the Company's equity.

As a result of the 2009 Refinancing, the Compensation Committee believed that it was important to align the interest of management not only to those of current shareholders but also to those of Convertible Note holders. Because the issuance of Convertible Notes had a significant negative impact on the value of outstanding stock options and restricted stock units that had been previously granted as KKR Grants, and because of the substantial dilution created by the Convertible Notes, the Compensation Committee believed that it was important to make significant new grants to the Company's senior management. As a result, in connection with the Refinancing, on June 12, 2009, the Compensation Committee approved grants of 15,971,253 RSUs, to 126 employees, including the Named Executive Officers. The number of shares represented by these RSUs increases at an annual rate of 8%, compounded semi-annually, until the RSUs are vested or forfeited, similar to the payment-in-kind interest which accretes on the Convertible Notes. The number of RSUs discussed in this paragraph gives effect to this accretion. These RSUs had a weighted average grant date fair value of $2.00 per share based on the closing price of the Company's common stock as of the grant date. To aid in management retention, these RSUs vest at the rate of 25% per year on each of the four anniversaries of the grant date if that individual remains a Sealy employee, except in cases of death, permanent disability or qualified retirement, and do not contain performance requirements. In the case of Mr. Rogers, his RSUs vest in equal annual installments over three years. The June 12, 2009 grants of these RSU made to five of the six Named Executive Officers on a fully accreted basis are as follows: Mr. Rogers—4,689,036; Mr. Ackerman—2,137,339; Mr. Hofmann—1,465,605; Mr. Bachicha—1,221,331; and Mr. Murray—916,002. Ms. Allen was not with the Company in June 2009, but on October 14, 2009 was granted 488,535 RSUs on a fully accreted basis that vest in equal annual installments over four years.

Because of the significant multi-year grant of RSUs during Fiscal 2009, in Fiscal 2010 Sealy did not make a broad grant of equity based compensation to employees. The only equity grants made to Named Executive Officers in Fiscal 2010 were grants of 100,000 RSUs each made to Ms. Allen & Mr. Murray who became executive officers during 2009. These two grants in 2010 were intended to bring their RSU holdings more in line with the RSU holdings of other Company officers at their level.

Executive Benefits and Perquisites

The Sealy Benefit Equalization Plan was established to provide a vehicle to restore qualified plan benefits, specifically those relating to the Sealy Profit Sharing Plan, which are reduced as a result of limitations imposed under the Internal Revenue Code on tax qualified retirement plans. The Benefit Equalization Plan is a nonqualified deferred compensation plan that ensures that participating executives, including the Named Executive Officers, receive their full profit-sharing contribution and earnings on previously credited contributions. Earnings on balances in the Benefit Equalization Plan equal the rate of return on investments made by each participant in the Profit Sharing Plan. No voluntary deferrals currently may be made to the Benefit Equalization Plan. The amount contributed by the Company under the Benefit Equalization Plan is limited to an amount derived from the difference between the applicable limit in Section 401(a)(17) of the Internal Revenue Code and the amount that limit would have been had Section 401(a)(17) of the Internal Revenue Code (including the cost of living method as set forth in that section of the Internal Revenue Code) not been amended in 1993 or thereafter. For 2010 that limitation capped the amount that could be contributed by the Company for any individual to $5,750.

In January 2010, in order to allow members of the senior management team to more fully focus on the Company's business, the Compensation Committee agreed to provide financial and tax advice through a financial services company to seven of our senior executives, including all of the Named Executive Officers (except Mr. Murray who declined the service). The amount paid during Fiscal 2010 for this financial and tax advice service was $13,000 per senior executive plus expenses. The total cost of these services for each Named Executive Officer is shown in footnote 5 to the Summary Compensation Table on page 31. During Fiscal 2010, the Company paid a law firm $12,860 to provide Mr. Roger's with legal/tax advice related to his relocation from Canada to the United States at the request of the Company a number of years ago. Sealy generally does not provide other supplemental benefits or perquisites to its executives. We do not provide our executives with Company cars, club memberships or allowances to provide such items. Health care, disability and life insurance benefits for Sealy executives are the same as those provided to all active salaried employees.

Employment Agreements

Each of our Named Executive Officers has an employment agreement with a perpetual one-year term, except for the Chief Executive Officer whose agreement has a perpetual two-year term. The employment agreements provide severance benefits to the Named Executive Officer in place of the benefits provided in Sealy's severance benefit plans. All of our current employment contracts with our executive officers provide for salary and bonus continuation and none provide for a lump sum payment. These agreements do not provide any tax gross-up and do not provide any enhanced severance if a termination of employment is due to a change in control. These agreements also contain a non-competition covenant for one year following the employment term, a confidentiality covenant and other terms and conditions customary to executive employment agreements.

For additional information on employment termination benefits and the treatment of employee equity under the Company's stock option and equity plans, please see "Potential Payments upon Termination or Change in Control" beginning on page 34.

For many years the Company was either a privately owned or controlled company. As of February 22, 2011 KKR still owns approximately 47.7% of the Company's stock. Our employment agreements with the Company's senior executives are consistent with many other controlled or privately owned companies, including companies controlled by KKR. We believe that reasonable employment agreements are appropriate to attract, retain and protect employees against some circumstances over which he or she does not have control and as consideration for the promises of non-competition, non-solicitation and non-interference that we require in our employment agreements.

Severance

Severance benefits for our senior executives (including all of the Named Executive Officers) are covered by their employment agreements, which generally eliminate their participation in our Sealy Executive Severance Benefit Plan and our Sealy Severance Benefit Plan. However, if their cash severance benefit under either such plan would be greater than under their employment agreement, then they would receive their cash severance amount under their applicable severance plan and their other severance benefits under their employment agreement.

Impact of Tax and Accounting Considerations on Compensation Programs

Section 162(m) of the Internal Revenue Code generally allows a deduction to publicly traded companies for certain qualifying performance based compensation. Section 162(m) disallows a deduction to the extent certain non-performance based compensation over $1 million is paid to the chief executive officer or any of the three other most highly compensated executive officers other than the Chief Financial Officer. Sealy believes its Amended and Restated Sealy Corporate Bonus Plan which was approved at the company's 2010 annual stockholder's meeting satisfies the requirements for exemption under Internal Revenue Code Section 162(m) as a performance based plan.

To maintain flexibility in compensating executive officers in a manner consistent with its goals, the Compensation Committee has not adopted a policy that all compensation must be deductible. The Compensation Committee will continue to monitor this matter.

Compensation Committee Report

The Compensation Committee has reviewed and discussed with the Company's management the Compensation Discussion and Analysis set forth above. Based on the review and discussions noted above, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Proxy Statement and incorporated by reference in the Company's Annual Report on Form 10-K for the fiscal year ended November 28, 2010.

Compensation Committee Members
James W. Johnston, *Chairman*
Deborah G. Ellinger
Gary E. Morin

Executive Compensation Tables and Supporting Information

Summary Compensation Table

The following table provides summary information concerning compensation paid or accrued by the Company to, or on behalf of, the Company's President & Chief Executive Officer, Lawrence J. Rogers; Chief Financial Officer, Jeffrey C. Ackerman; and the next four most highly compensated executive officers who were serving at the end of the Company's 2010 fiscal year (based on the amount shown in the "Total" column). The next four most highly compensated executive officers are shown, rather than only three, because the next third and fourth most highly compensated executive officers total compensation for the year were essentially equal. These individuals are referred to in this proxy statement as the "Named Executive Officers". Amounts shown in this table are for services rendered to the Company in each of the last three fiscal years.

Name & Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Comp. ($)(4)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(5)	Total ($)
Lawrence J. Rogers	2010	718,750	—	—	—	406,049	—	47,322	1,172,121
President and Chief	2009	700,000	170,694	9,465,072(6)	212,606	1,130,606	—	28,208	11,707,186
Executive Officer	2008	520,695	7,000	2,000,001	1,200,300(7)	—	—	20,961	3,748,957
Jeffrey C. Ackerman	2010	367,680	—	—	—	114,048	—	33,962	515,690
Executive VP & CFO	2009	360,000	48,282	4,309,478(6)	62,596	319,800	—	27,325	5,127,481
	2008	340,000	17,500	—	401,600(7)	—	—	18,100	777,200
G. Michael Hofmann	2010	306,000	—	—	—	77,659	—	30,449	414,108
Executive VP Operations	2009	300,000	25,604	2,945,710(6)	117,515	169,591	—	22,824	3,581,244
North America	2008	300,000	—		213,650(7)	—	—	16,860	530,510
Louis Bachicha	2010	306,000	—	—	—	77,659	—	30,688	414,347
Executive VP, Sales(8)	2009	260,000	22,157	2,449,924(6)	61,325	146,761	—	19,781	2,959,948
	2008	—	—	—	—	—	—	—	—
Jodi L. Allen	2010	306,000	—	366,000	—	77,659	—	23,361	773,020
Senior VP, Chief	2009	—	—	—	—	—	—	—	—
Marketing Officer(9)	2008	—	—	—	—	—	—	—	—
Michael Q. Murray	2010	236,011	—	366,000	—	53,235	—	12,930	668,176
Senior VP &	2009	—	—	—	—	—	—	—	—
General Counsel(9)	2008	—	—	—	—	—	—	—	—

(1) The amounts in this column are all Chairman's Awards which must be approved by the Compensation Committee. Chairman's Awards are intended to recognize superior performance by an employee that is not fully recognized by the Company's annual bonus plan.

(2) The amounts in this column are calculated using grant date fair value measured in accordance with FASB ASC Topic 718 and the same assumptions and valuation methodology we use for financial reporting purposes. Refer to footnote 2 to Sealy's Consolidated Financial statements contained in Sealy's Forms 10-K for the year ended November 28, 2010 for further details. The impact of estimated forfeitures related to service-based vesting conditions is not included in this calculation, in accordance with SEC rules. As a result, these amounts do not reflect the amount of compensation during the fiscal year. The valuation of these awards is based on the closing price of the Company's common stock on the New York Stock Exchange as of the date of grant. The 2009 amounts include the RSUs granted on February 26, 2009 and June 12, 2009, as well as the additional RSUs granted in the modifications on June 12, 2009 as part of the Company's refinancing. The grant date fair market value of the RSUs granted in the modifications on June 12, 2009 which is included for Fiscal 2009 in this column for the Named Executive Officers are as follows: Mr. Rogers—$91,330; Mr. Ackerman—$39,324; Mr. Hofmann—$16,364; and Mr. Bachicha—$8,192. Mr. Rogers' grant in 2008 was a restricted stock grant, which was not modified on June 12, 2009.

(3) The amounts in this column are calculated using grant date fair value measured in accordance with FASB ASC Topic 718 and the same assumptions and valuation methodology we use for financial reporting purposes. Refer to footnote 2 to Sealy's Consolidated Financial statements contained in Sealy's Forms 10-K for the year ended November 28, 2010 for further details. The impact of estimated forfeitures related to service-based vesting conditions is not included in this calculation, in accordance with SEC rules. As

a result, these amounts do not reflect the amount of compensation during the fiscal year. All of the 2009 amounts reflect the stock options granted on June 12, 2009 as part of the Company's refinancing to modify prior stock option grants.

(4) The amounts in this column are payments made under the Company's Annual Bonus Plan.

(5) Details of the amounts reported in the "All Other Compensation" column for fiscal year 2010, is provided in the table below. For more information on the Sealy Benefit Equalization Plan, Financial Advisory Services and Legal Services items in the table below, please see "Executive Benefits and Perquisites" on page 28.

Executive	Life Insurance	Long Term Disability Insurance	Profit Sharing Plan Contribution	Sealy Benefit Equalization Plan Contribution	Financial Advisory Services	Legal Services	Total
Lawrence J. Rogers	$1,320	$952	$12,250	$5,750	$14,190	$12,860	$47,322
Jeffrey C. Ackerman	$ 729	$952	$12,250	$5,750	$14,281	$ 0	$33,962
G. Michael Hofmann	$ 606	$857	$12,250	$3,050	$13,686	$ 0	$30,449
Louis R. Bachicha	$ 606	$857	$12,250	$3,050	$13,925	$ 0	$30,688
Jodi L. Allen	$ 606	$857	$ 7,725	$ 0	$14,173	$ 0	$23,361
Michael Q. Murray	$ 468	$661	$11,801	$ 0	$ 0	$ 0	$12,930

(6) Stock awards include compensation related to performance-based restricted share unit awards that do not vest unless certain targets that are tied to the Company's performance are met. The amounts recognized in the above table are consistent with the estimate of aggregate compensation cost to be recognized under the provisions of FASB ABC Topic 718 which considers that certain performance conditions will not be met based on current expectations. Total compensation expense derived from stock awards granted in Fiscal 2009, assuming that the highest level of performance conditions will be achieved, are as follows: Mr. Rogers—$9,606,880; Mr. Ackerman—$4,322,202; Mr. Hofmann—$2,969,344; and Mr. Bachicha—$2,461,741.

(7) Option awards include compensation related to performance-based awards that do not vest unless certain targets that are tied to the Company's performance are met. The amounts recognized in the above table are consistent with the estimate of aggregate compensation cost to be recognized under the provisions of FASB ABC Topic 718 which considers that certain performance conditions will not be met based on current expectations. Total compensation expense derived from option awards granted in Fiscal 2008, assuming that the highest level of performance conditions will be achieved, are as follows: Mr. Rogers—$1,326,100; Mr. Ackerman—$520,000; and Mr. Hofmann—$287,150.

(8) Mr. Bachicha was not a Named Executive Officer in Fiscal 2008, so no information for that year is reported in this table.

(9) Neither Ms. Allen nor Mr. Murray was a Named Executive Officer in Fiscal 2008 or Fiscal 2009, so no information for those years is reported in this table.

Grants of Plan-Based Awards in Fiscal 2010 Table

The following table sets forth certain information regarding awards for fiscal year 2010 under the Company's Bonus Plan and the Amended and Restated Equity Plan for Key Employees of Sealy Corporation and its Subsidiaries. These plans are described more fully under "Executive Compensation Discussion and Analysis" above.

Name	Grant Date	Estimated Future Payments Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Stock Units (#)	Grant Date Fair Value of Stock and Option Awards ($)(1)
		Threshold ($)	Target ($)	Max ($)		
Lawrence J. Rogers		0	719,945	1,439,890		
Jeffrey C. Ackerman		0	202,212	404,424		
G. Michael Hofmann		0	137,693	275,586		
Louis R. Bachicha		0	137,693	275,586		
Jodi L. Allen		0	137,693	275,586		
	4/14/2010				100,000	366,000
Michael Q. Murray		0	94,388	188,776		
	4/14/2010				100,000	366,000

(1) The amounts in this column are calculated using the grant date fair value measures in accordance with FASB ASC Topic 718 and the same assumptions we use for financial reporting purposes. The impact of estimated forfeitures related to service-based vesting conditions is not included in this calculation, in accordance with SEC rules. As a result, these amounts do not reflect the amount of compensation actually received by the Named Executive Officer during the fiscal year. The basis and assumptions for the valuation of these restricted stock units is set out in Footnote 2 to Sealy's Consolidated Financial Statements contained in Sealy's Form 10-K for the fiscal year ended November 28, 2010.

Outstanding Equity Awards at 2010 Fiscal Year End Table

The following table reflects outstanding vested and unvested stock options held by the Named Executive Officers as of the end of fiscal year 2010.

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Options (#) Exercisable	Number of Securities Underlying Options (#) Unexercisable (1)	Options Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Yet Vested (#)	Market Value of Shares or Units That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested Awards (#)(3)	Equity Incentive Plan Awards: Market or Payout of Unearned Shares, Units or Other Rights That Have Not Vested Awards ($)(2)
Lawrence J. Rogers					97,324(4)	$ 298,785	199,154	$611,403
					3,246,903(5)	$9,967,992		
	198,002	—	$ 0.15	4/6/2014				
	160,499	—	$ 4.36	7/20/2014				
	112,329	74,887(6)	$ 4.36	7/20/2014				
	29,076	2,644(7)	$12.05	4/6/2016				
	9,207	837(7)	$12.47	4/19/2016				
	6,058	551(8)	$12.47	7/18/2016				
	129,020	—(9)	$11.29	12/22/2016				
	—	97,482(6)	$11.29	12/22/2016				
	37,777	4,723(9)	$ 6.74	3/3/2015				
	150,000	150,000(10)	$ 5.16	7/22/2015				
	83,333	41,667(11)	$ 1.64	11/23/2015				
Jeffrey C. Ackerman					1,664,139(12)	$5,108,907	79,662	$244,562
	29,615	64,616	$12.05	4/6/2016				
	8,606	—(13)	$12.05	4/6/2016				
	107,382	3,905(6)	$12.05	4/6/2016				
	24,720	670(14)	$12.05	4/27/2016				
	4,680	720(7)	$ 9.51	7/18/2016				
	87,153	—(9)	$11.29	12/22/2016				
	—	65,848(6)	$11.29	12/22/2016				
	35,555	4,445(9)	$ 6.74	3/3/2015				
	160,000	80,000(11)	$ 1.64	11/23/2015				
G. Michael Hofmann					1,141,125(12)	$3,503,254	33,192	$101,899
	203,532	—	$ 1.43	4/6/2014				
	101,982	—	$ 4.36	7/20/2014				
	100,515	67,011(6)	$ 4.36	7/20/2014				
	24,859	2,260(7)	$12.05	4/6/2016				
	7,872	716(7)	$12.47	4/19/2016				
	5,178	472(8)	$12.47	7/18/2016				
	11,429	—	$11.29	12/22/2016				
	—	8,571(9)	$11.29	12/22/2016				
	22,222	2,778(9)	$ 6.74	3/3/2015				
	80,000	40,000(11)	$ 1.64	11/23/2015				
Louis R. Bachicha					950,937(12)	$2,919,377	16,596	$ 50,950
	13,398	—	$ 0.15	4/6/2014				
	24,650	—	$ 1.43	4/6/2014				
	105,650	—	$ 2.41	4/6/2014				
	15,783	10,523(6)	$ 4.36	7/20/2014				
	11,392	—	$ 4.36	10/6/2014				
	5,594	5,165(6)	$ 4.36	10/6/2014				
	12,562	1,142(7)	$12.05	4/6/2016				
	3,978	362(7)	$12.47	4/19/2016				
	2,616	239(8)	$12.47	7/18/2016				
	11,111	1,389(9)	$ 6.74	3/3/2015				
	40,000	20,000(11)	$ 1.64	11/23/2015				
Jodi L. Allen					100,000(15)	$ 307,000		
					380,375(15)	$1,167,751		
Michael Q. Murray							16,596	$ 50,950
					713,202(12)	$2,189,530		
					100,000(15)	$ 307,000		
	13,359	—	$ 0.20	4/6/2016				
	4,031	—	$ 1.43	4/6/2016				
	9,552	—	$ 4.36	7/20/2014				
	7,378	4,919(6)	$ 4.36	7/20/2014				
	2,187	200(7)	$12.05	4/6/2016				
	695	64(7)	$12.47	4/19/2016				
	458	42(8)	$12.47	7/18/2016				
	4,444	556(9)	$ 6.74	3/3/2015				
	6,667	3,333(11)	$ 1.64	2/26/2016				
	16,667	8,333(11)	$ 2.15	11/26/2015				

(1) All options set forth in this table have a grant date that is ten years prior to the referenced expiration date, except for grants made with an exercise price of $6.74, $5.16 and $1.64 which have grant dates that are 7 years prior to the referenced expiration date.

(2) The value of these shares or share units was calculated based on the closing price of the Company's stock ($3.07) at the end of the Company's 2010 fiscal year end.

(3) These are Performance Restricted Stock Units. They vest if the individual remains an employee of the Company through February 28, 2012. The number of units delivered upon vesting depends on the Company's Adjusted EBITDA performance in fiscal years 2009, 2010 and 2011. One-third of the grant will be paid at vesting if the Company's highest annual Adjusted EBITDA during any of those fiscal years is $157 million, two-thirds will be paid if the highest Adjusted EBITDA is $181 million and the full grant will be paid if the Company's Adjusted EBITDA in any of those fiscal years reaches $200 million.

(4) Two-thirds of these restricted shares vested on July 22, 2010 and the remainder will vest if Mr. Rogers is a Company employee on July 22, 2011.

(5) These numbers reflect the number of shares assuming that the grant fully accretes. The number of shares underlying these RSUs accretes at an annual rate of 8%, compounded semi-annually, until the RSUs are vested or forfeited. Approximately 48% of these RSUs will vest in June 2011 and the remainder in June 2012, if the individual remains with the Company until then.

(6) Unvested options vest on eighth anniversary of their grant, if grantee is continuously employed by Sealy, its subsidiaries or its affiliates.

(7) Options vest in equal monthly installments over the 60 months from grant date.

(8) Options vested 5% on date of grant; remainder vest ratably over 57 months.

(9) Options vest in equal monthly installments over the 36 months from grant date.

(10) Options vested 25% on each of the first four anniversaries of the grant date.

(11) Options vested 1/3rd on each of the first three anniversaries of the grant date.

(12) These RSUs will vest on the anniversary of their grant date in the following years and in approximately the following amounts: 31% in 2011, 33% in 2012 and 36% in 2013, if the individual remains with the Company until then.

(13) Options vest in equal monthly installments over the 57 months from grant date.

(14) Options vested 25% on the grant date and the remainder vest in equal monthly installments over the 57 months from grant date.

(15) One third of these RSUs will vest on the anniversary date of the grant in each of 202, 2012 and 2013, if the individual remains with the Company until then.

Option Exercises and Stock Vested in Fiscal Year 2010 Table

The following table reflects the fact that there were no stock option exercises by the Named Executive Officers during fiscal year 2010 and presents the information on the shares acquired by the Named Executive Officers the upon the lapsing of the restrictions that occurred in fiscal year 2010 on restricted stock or RSU awards.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired Upon Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired Upon Vesting (#)	Value of Shares Realized Upon Vesting ($)
Lawrence J. Rogers(1)	—	—	1,636,780	$4,883,178
Jeffrey C. Ackerman	—	—	473,200	$1,443,260
G. Michael Hofmann	—	—	324,480	$ 989,664
Louis R. Bachicha	—	—	270,400	$ 824,720
Jodi L Allen	—	—	108,160	$ 292,032
Michael Q. Murray	—	—	202,800	$ 618,540

(1) Mr. Rogers shares acquired upon vesting includes 1,442,133 shares from Restricted Stock Units with a value at receipt of $4,398,506 and 194,647 shares from restricted shares with a value at receipt of $484,672. The shares received by all other Named Executive Officers were received from Restricted Stock Units.

Pension Benefits Table

No table is included for defined benefit pension or similar plans, since none of the Named Executive Officers are covered by such a plan.

Nonqualified Deferred Compensation for Fiscal Year 2010 Table

The following table reflects contributions, earnings, withdrawals and end-of-year balances under the Company's nonqualified deferred compensations plan. The applicable plan is the Sealy Benefit Equalization Plan, which is more fully described under "Executive Benefits and Perquisites" above.

Name	Executive Contributions In Last FY ($)(1)	Registrant Contributions In Last FY ($)(2)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Lawrence J. Rogers	$0	$5,750	$11,282	$0	$102,758
Jeffrey C. Ackerman	$0	$5,750	$ 2,078	$0	$ 20,720
G. Michael Hofmann	$0	$3,050	$ 970	$0	$ 23,488
Louis R. Bachicha	$0	$3,050	$ 126	$0	$ 5,021
Jodi L. Allen	$0	$ 0	$ 0	$0	$ 0
Michael Q. Murray	$0	$ 0	$ 0	$0	$ 0

(1) Executives have no ability to elect to defer any amounts under this program. The only amounts contributed are from the Company under the Sealy Benefit Equalization Plan.

(2) Represents registrant contribution for the 2010 Plan Year to be allocated to executive's accounts in 2011. The amounts in this column are included in the "All Other Compensation" column for 2010 in the "Summary Compensation Table" above.

Potential Payments upon Termination or Change in Control

Termination Without Cause or Resignation For Good Reason. Each of our Named Executive Officers has an employment agreement with a perpetual one-year term, except for the Chief Executive Officer whose agreement has a perpetual two-year term. The employment agreements specify minimum salaries and annual bonus opportunities. For purposes of the employment agreements, the following result in "Cause" or "Good Reason":

"Cause" exists if the employee:

- Commits a felony;
- Materially breaches or defaults on the employment agreement; or
- Either grossly negligently or willfully causes material economic harm to Sealy or materially adversely effects Sealy's operations, property or business.

"Good Reason" exists if any of the following occurs:

- Material reduction in the employee's salary or target annual bonus percentage or maximum annual bonus percentage applicable to the employee under the Bonus Plan;
- Material reduction in the employee's position, authority or office;
- Material reduction in the employee's responsibilities or duties;
- Material adverse change in the employee's benefits;
- Requiring a relocation of the employee's principal place of work to a place which reasonably would necessitate the relocation of the employee's principal residence;
- Material breach of the employment agreement by Sealy; or
- If a purchaser of substantially all of Sealy's assets does not assume the employment agreement.

The timing and benefits provided by the employment agreement differ based on the reason for the termination as follows:

- Termination by Sealy for "Cause" or upon employee's death or permanent disability
  - Immediate termination
  - No benefit under employment agreement
- Resignation by the employee "Without Good Reason"
  - Thirty day prior notice of resignation
  - No benefit under employment agreement
- Resignation by the employee for "Good Reason"
  - Immediate Notice
  - Benefits under employment agreement described below
- Termination by Sealy "Without" Cause
  - Thirty days prior notice of termination
  - Benefits under employment agreement described below

In the event of a resignation for "Good Reason" or a termination "Without" Cause involving an employee with an employment agreement, the employee will be entitled for one year thereafter (two years in the case of Mr. Rogers) to:

- Continue to receive his annual base salary (at the highest rate in effect during the past year);
- Participate in our annual bonus plan provided that Sealy shall pay:
  - A pro-rata portion of the employee's bonus for the year of termination, and
  - The employee's applicable target annual bonus for the remainder of the employment term
- Receive benefits, including medical, dental and life insurance which would otherwise be available to him during his employment; and
- Receive up to one year of outplacement services from a nationally recognized executive outplacement firm (except Mr. Rogers).

These agreements also contain confidentiality and non-competition covenants and other terms and conditions customary to executive employment agreements.

The following table provides the value of the benefits each of the Named Executive Officers would have received if their employment had been terminated on the last day of fiscal year 2010 and such termination was either a termination by Sealy "Without" Cause or a resignation by the employee "For" Good Reason. The actual amount of termination benefits can only be determined at the time of the executive's separation from Sealy. Further, the Compensation Committee retains discretion to provide additional benefits to senior executives upon termination or resignation if it determines the circumstances so warrant.

TERMINATION WITHOUT CAUSE OR RESIGNATION FOR GOOD REASON

	Rogers	Ackerman	Hofmann	Bachicha	Allen	Murray
Salary Continuation	$1,460,000	$ 371,520	$ 309000	$309,000	$309,000	$304,233
Bonus	$1,460,000	$ 204,336	$139,050	$139,050	$139,050	$ 97,354
Earned Vacation	$ 28,077	$ 24,292	$ 19,015	$ 15,450	$ 11,290	$ 9,361
TOTAL CASH	$2,948,077	$ 600,148	$467,065	$463,500	$459,340	$410,948
Health Coverage	$ 14,592	$ 7,296	$ 7,296	$ 7,296	$ 7,296	$ 7,296
Life Insurance	$ 2,640	$ 737	$ 612	$ 612	$ 612	$ 483
Disability Insurance	$ 1,904	$ 0	$ 0	$ 0	$ 0	$ 0
Outplacement	$ 40,000	$ 8,500	$ 8,500	$ 8,500	$ 8,500	$ 8,500
TOTAL BENEFITS	$ 59,136	$ 16,533	$ 16,408	$ 16,408	$ 16,408	$ 16,279
TOTAL	$3,007,213	$ 616,681	$483,473	$479,908	$475,748	$427,227

Termination Resulting from Death or Permanent Disability. In the event of a termination of an employee's employment by reason of death or permanent disability, all of the employee's unvested Sealy stock options will become immediately exercisable. The following table quantifies for each of the Named Executive Officers the value of his unvested stock options and RSUs that would have vested if his employment had terminated on the last day of fiscal year 2010 as a result of his death or permanent disability. The amounts for acceleration of stock options are based on the difference between the vesting options' exercise price and the closing share price for Sealy shares at the end of fiscal year 2010.

TERMINATION RESULTING FROM DEATH OR PERMANENT DISABILITY

	Rogers	Ackerman	Hofmann	Bachicha	Allen	Murray
Value of Accelerated Option Vesting(1)	$ 59,584	$ 114,400	$ 57,200	$ 28,600	$ 0	$ 12,433
Value of Accelerated Restricted Stock and Units Vesting(1)	$10,266,777	$5,108,907	$3,503,254	$2,919,377	$1,473,600	$2,496,530
Value of all Accelerated Options, Restricted Stock and Units Vesting(1)	$10,326,361	$5,223,307	$3,560,454	$2,947,977	$1,473,600	$2,508,963

(1) Based on the fiscal 2010 year-end NYSE closing price for Sealy shares of $3.07 per share.

Change in Control Benefits. Under Sealy's stock option grant, restricted stock unit grant and restricted stock grant agreements, upon a change in control at Sealy, all unvested time-based stock options and RSUs will fully vest and unvested performance-based options and RSUs will fully vest if certain Sealy performance targets have been achieved by Sealy or a certain predetermined level of return has been achieved by KKR, Sealy's major shareholder. Those option agreements define a change of control of Sealy as (i) a sale resulting in more than 50% of the voting stock of Sealy being held by a person or group that does not include KKR or its affiliates; (ii) the sale of all or substantially all of the assets of Sealy to an entity unrelated to KKR ("Unaffiliated Entity"); or (iii) a merger, consolidation, recapitalization or reorganization of Sealy with or into an Unaffiliated Entity; in each case if and only if as the result of any of the foregoing events KKR loses the ability without the approval of the Unaffiliated Entity, to elect a majority of the Board (or the Board of Directors of the resulting entity or its parent company). The single trigger for option vesting upon a change in control has been an element of Sealy's employee stock option agreements for many years. KKR still holds over 47% of the Company's Common Stock. These options were granted at a time that the Company was a controlled company. The trigger is consistent with the trigger for payments included in the stock option plans of many other controlled companies, including companies controlled by KKR. We believe that reasonable change in control benefits are appropriate to protect an employee against some circumstances over which he or she does not have control and as consideration for the promises of non-competition, non-solicitation and non-interference that we require in our employment agreements. Furthermore, we believe change in control severance payments align employee and shareholder interests by enabling employees to evaluate a transaction in the best interest of our shareholders and our constituents without undue concern over whether the transaction may jeopardize the employee's own employment. The following table quantifies for each of the Named Executive Officers the value of his unvested stock options that would have vested if such a change in control had occurred on the last day of fiscal year 2010. These amounts are based on the difference between the vesting stock options' exercise price and the closing share price for Sealy shares at the end of fiscal year 2010. This table also assumes that KKR's level of return to fully vest the performance options would have been achieved in the change in control.

BENEFITS TRIGGERED BY A CHANGE IN CONTROL

	Rogers	Ackerman	Hofmann	Bachicha	Allen	Murray
Value of Accelerated Option Vesting(1) . . .	$ 59,584	$ 114,400	$ 57,200	$ 28,600	$ 0	$ 12,433
Value of Accelerated Restricted Stock and Units Vesting(1)	$10,266,777	$5,108,907	$3,503,254	$2,919,377	$1,473,600	$2,496,530
Value of all Accelerated Options, Restricted Stock and Units Vesting(1)	$10,326,361	$5,223,307	$3,560,454	$2,947,977	$1,473,600	$2,508,963

(1) Based on the fiscal 2010 year-end NYSE closing price for Sealy shares of $3.07 per share.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table provides information regarding the beneficial ownership of our common stock as of February 22, 2011 by:

- each person who is known by us to beneficially own more than 5% of each class of our common stock;
- our Named Executive Officers;
- each of our directors; and
- all directors and executive officers as a group.

A person is a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of the security, or "investment power," which includes the power to dispose of or to direct the disposition of the security. Unless otherwise noted in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to their beneficially owned common stock. A person is also deemed to be a beneficial owner of any securities that person has a right to acquire within 60 days. The percentage of outstanding shares is based on the shares of common stock outstanding as of February 22, 2011. Shares subject to option grants that have vested or will vest within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the options, but are not deemed outstanding for calculating the percentage ownership of any other person. In addition, shares of our common stock underlying our convertible notes that are convertible within 60 days are deemed outstanding for calculating the percentage ownership of the person holding the convertible notes that are convertible into shares of our common stock, but are not deemed outstanding for calculating the percentage ownership of any other person. Unless otherwise indicated, the address of each person named in the table below is c/o Sealy Corporation, One Office Parkway Trinity, North Carolina 27370.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Name of Beneficial Owner	Beneficial Ownership of Common Shares With Voting Rights	Beneficial Ownership of Common Shares That Can Be Sold But Not Voted	Shares from Options Exercisable, RSU Lapses & Notes Convertible within 60 days(1)	Percent of Class
5% Stockholder				
KKR Millennium GP LLC(2)	46,625,921		105,565,955	74.7%
FMR LLC(3)	889,080	12,702,026		12.3%
Franklin Resources, Inc.(4)	7,884,645		—	8.1%
Penza Investment Management LLC(5)	4,989,857	1,609,039		6.6%
Directors and Executive Officers				
Simon E. Brown(6)	—		—	*
Deborah G. Ellinger	—		—	*
James W. Johnston(6)	10,606		51,727	*
Gary E. Morin	10,408		51,277	*
Dean B. Nelson(2)(6)	46,625,921		105,718,009	74.8%
Paul J. Norris(6)	—		143,533	*
John B. Replogle	—		—	*
Richard W. Roedel(6)	5,408		40,000	*
Jeffrey C. Ackerman	300,557		483,548	*
Jodi L. Allen	—		33,333	*
Louis R. Bachicha	163,826		256,700	*
Carmen J. Dabiero	124,941		78,277	*
G. Michael Hofmann	226,768		593,315	*
Michael Q. Murray	117,538		100,852	*
Lawrence J. Rogers	1,046,534(7)		924,056	2.0%
All directors and executive officers as a group (15 persons)(8)	48,632,507		108,474,627	76.1%

* Less than 1%.

(1) A combination of shares of our common stock underlying stock options held by these individuals that are exercisable within 60 days of February 22, 2011, shares of our common stock underlying Restricted share units held by these individuals where the restriction lapses within 60 days of February 22, 2011 and shares of our common stock underlying our Convertible Notes held by these individuals that are convertible within 60 days of February 22, 2011. Shares of stock underlying stock options exercisable within 60 days included above are as follows: Mr. Johnston—40,000, Mr. Morin—40,000, Mr. Roedel—40,000, Mr. Ackerman—467,181, Mr. Bachicha—249,8665, Mr. Dabiero—78,2777, Mr. Hofmann—563,815, Mr. Murray—66,310, Mr. Rogers—924,056 (all directors and executive officers as a group 2,469,505). Shares from lapsing RSUs are as follows:

Ms Allen 33,333 and Mr. Murray 33,333 (all directors and executive officers as a group 66,666). Shares of stock underlying Convertible Notes included above are as follows: Mr. Johnston—11,727, Mr. Morin—11,277, Mr. Nelson—105,718,009, Mr. Norris—143,533, Mr. Ackerman—16,367, Mr. Bachicha—6,834, Mr. Hofmann—29,500, Mr. Murray—1,209, (all directors and executive officers as a group 105,938,454).

(2) Based solely on a Schedule 13D filed on October 13, 2009 by this beneficial owner, shares shown as beneficially owned, reflect shares of common stock owned of record by Sealy Holding LLC., which is owned by KKR Millennium Fund L.P. As well as the shares of common stock which are subject to issuance upon conversion of the Convertible Notes that it holds. Each of KKR Millennium GP LLC is the general partner of KKR Associates Millennium L.P., which is the general partner of the KKR Millennium Fund L.P., Fund Holdings, Fund Holdings GP, Group Holdings, KKR & Co., KKR Management and Henry R. Kravis and George R. Roberts may be deemed to have or share beneficial ownership of the shares of Common Stock beneficial owned by Sealy Holding LLC. KKR Partners, III, L.P. is also a member of Sealy Holding LLC. The address of KKR Millennium GP LLC and each individual listed above is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.

(3) Based solely on a Schedule 13G filed on February 14, 2011 by this beneficial owner, shares shown as beneficially owned by FMR LLC., a Delaware corporation, and Edward C. Johnson 3d reflect shares of common stock owned by each of them over which holds each holds sole power to vote and sole power to dispose. They each have the sole power to vote 889,080 shares of Sealy's Common Stock and sole power to sell 13,591,106 shares of Sealy's Common Stock. Edward C. Johnson 3d, Chairman of FMR LLC, and his family through their ownership of voting common shares and the execution of a shareholders' voting agreement may be deemed to form a control group with respect to FMR LLC. FMR LLC is a parent holding company. Two of its holdings, Fidelity Advisors High Income Advantage Fund, a registered investment company, beneficially owns 5,702,026 shares of Sealy's Common Stocks and Fidelity Mid-Cap Stock Fund, a registered investment company, beneficially owns 7,000,000 shares of Sealy's Common Stock. Edward C. Johnson 3d and FMR LLC each disclaims sole power to vote the shares owned by Fidelity funds, which power resides in the Funds' board of trustees. The principal business address for FMR LLC., Edward C. Johnson 3d, Fidelity Advisors High Income Advantage Fund, and Fidelity Mid-Cap Stock Fund is 82 Devonshire Street Boston, Massachusetts 02109.

(4) Based solely on a Schedule 13G filed on February 9, 2010 by this beneficial owner, shares shown as beneficially owned by Franklin Templeton Investment Corp., a Canadian corporation, reflect shares of common stock owned by it over which holds sole power to vote and sole power to dispose; Franklin Resources Inc., a Delaware corporation, which serves as an investment manager for Franklin Templeton Investment Corp., as well as Charles B. Johnson and Rupert H. Johnson, Jr., who are the principal shareholders of Franklin Resources Inc., may each be deemed to share beneficial ownership of any shares beneficially owned by Franklin Templeton Investment Corp, but each disclaims such beneficial ownership. The address for Franklin Templeton Investment Corp. is 200 King street West, Suite 1500, Toronto, Ontario, Canada M5H3T4, and the address for Franklin Resources Inc. and Messrs. Johnson and Johnson is One Franklin Parkway, San Mateo, California 94403-1906.

(5) This information is based on the Schedule 13G filed on February 11, 2011 by the beneficial owner and on information provided to Sealy by this beneficial holder. These securities are owned by various individual and institutional investors which Penza Investment Management, LLC ("Penza") serves as investment adviser with power to direct investments and/or sole power to vote the securities. Penza has sole power to vote 4,989,857 shares of Sealy's Common Stock and sole power to sell 6,598,896 shares of Sealy's Common Stock. For purposes of reporting requirements of the Securities Exchange Act of 1934, Penza is deemed to be a beneficial owner of such securities. The

address for Penza Investment Management, LLC is 120 West 45th Street, 20th Floor New York, New York 10036.

(6) Sealy current non-employee directors on February 22, 2011 held a total of 280,875 Sealy share units as a result of deferring all or a portion of their director fees under the Sealy Director's Deferred Compensation Plan. The growth of these units is tied directly to the growth in value of Sealy's shares. After a director leaves Sealy's Board of Directors, these units may ultimately be paid at the Company's election in Sealy shares or the then cash equivalent thereof. As of February 22, 2011, the following current directors held the indicated number of Sealy share units: Mr. Brown—9,514; Mr. Johnston—28,943; Mr. Nelson—74,843; Mr. Norris—67,615; and Mr. Roedel—99,957.

(7) Includes 97,324 restricted shares granted to Mr. Rogers in July 2008.

(8) Sealy's executive officers as of February 22, 2011 consisted of Messrs. Rogers, Ackerman, Hofmann, Bachicha, Dabiero, Murray and Ms. Allen.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who beneficially own more than 10% of our outstanding common stock to file reports of beneficial ownership with the SEC and to furnish us with copies of the reports. Based solely on a review of Forms 3, 4 and 5 and amendments thereto furnished to us during our fiscal year ended November 29, 2010, no individuals failed to file on a timely basis any reports required by Section 16(a) of the Exchange Act in Fiscal 2010.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Related Party Transactions

During fiscal 2010, the Company incurred costs for consulting services rendered by KKR (who controlled approximately 48% of our issued and outstanding common stock at November 28, 2010) and KKR Capstone (a consulting company that works exclusively with KKR's portfolio companies) of $1.9 million. We also participated in a lease arrangement with a KKR affiliate for our Clarion facility for a six month initial term with two six month renewal options available. We received lease income on this property of an insignificant amount during fiscal 2010.

Review and Approval of Related Party Transactions

Our Audit Committee, as set forth in its charter has responsibility to review and approve related party transactions. The Audit Committee reviewed and approved each of the related party transactions in fiscal 2010 as listed above.

OTHER MATTERS

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement and annual report may have been sent to multiple stockholders in your household unless contrary instructions have been received by such stockholders. If at any time, you would like to receive a separate proxy statement and annual report, we will promptly deliver a separate copy of either document to you upon written or oral request to: Corporate Secretary, Sealy Corporation, One Office Parkway, Trinity, North Carolina 27370, telephone: (336) 861-3500. If you want to receive separate copies of the proxy statement or annual report in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

We make available, free of charge on our website, all of our filings that are made electronically with the SEC, including Forms 10-K, 10-Q and 8-K. To access these filings, go to our website (*www.sealy.com*) and click on "Investor Relations" under the "About Sealy" heading. Copies of our Annual Report on Form 10-K for the year ended November 28, 2010, including financial statements and schedules thereto, filed with the SEC are also available without charge to stockholders upon written request addressed to: Corporate Secretary, Sealy Corporation, One Office Parkway, Trinity, North Carolina 27370.

****

It is important that your shares be represented at the Annual Meeting, even if you do not attend and regardless of the number of shares that you hold. YOU, THEREFORE, ARE URGED TO VOTE YOUR SHARES ON THE INTERNET, BY PHONE OR BY MAILING IN YOUR PROXY CARD IF YOU REQUESTED A PAPER COPY OF THIS PROXY STATEMENT. Stockholders who are present at the Annual Meeting may revoke their proxies and vote in person or, if they prefer, may abstain from voting in person and allow their proxies to be voted.

By order of the Board of Directors



Michael Q. Murray
Senior Vice President, General Counsel & Secretary

March 4, 2011
Trinity, North Carolina